


# BUSINESS INVENTION



InterDigital®

2010 ANNUAL REPORT
Notice of 2011 Annual Meeting
and Proxy Statement



*As of year end 2010, InterDigital had 18,500 patents and pending patent applications.*



# THE BUSINESS OF INVENTION

InterDigital® develops fundamental wireless technologies that are at the core of cellular mobile devices, networks and services worldwide. Our advanced solutions and inventions support more efficient wireless networks, a richer multimedia experience and new mobile broadband capabilities.

As a longstanding, independent provider of technology to the wireless industry, we solve many of the industry's most critical and complex technical challenges years ahead of market deployment. Accordingly, we have established licenses and strategic relationships with many of the world's leading wireless companies.

# INCREDIBLE

Mobile devices are no longer peripherals in our daily life. They exist at the center, connecting us to friends, family, work, information and entertainment. Moreover, with each new generation of devices, that connection happens with greater ease and simplicity for the user. We believe that the real beauty of these devices is the web of complex technologies behind the scenes that creates the connections necessary to drive the seamless user experience. That's where InterDigital comes in.

We develop the technology that establishes, maintains, and enhances the connection between the device and the network. Our technology facilitates the handover from tower to tower as you travel down the highway. It aids in the optimization of the network traffic among all users and balances transmit power to preserve battery life and much, much more.

We may not be a household name, but our technology is used in every cellular wireless communications device around the world.




Bandwidth Management

# IMPORTANCE

Wireless technologies have come a long way. Traditional wireless networks were designed to support voice communications, connecting people to people. Today, we're using more sophisticated devices and networks to talk, text, get directions, pay for services, browse the web, stream movies...the list goes on and on.

That all sounds good, but the problem is that today not nearly enough bandwidth exists to support this increased demand. And imagine what will happen when billions of more devices are added to the world's mobile-networking infrastructure. Without significant improvements in capacity, that level of demand will bring wireless networks to their knees.

Once again, InterDigital is demonstrating its leadership. Contributing to the progress of the wireless industry through our inventions is our objective and our passion. Similar to our vision of moving the wireless industry from analog to digital, and then from supporting voice to data, today we are driving the new way to think about wireless networks. To date, the industry has addressed increasing demand by adopting new technologies – from GSM, to EDGE, to 3G, to HSPA+ and to LTE – and by accessing more spectrum, essentially installing what we call bigger pipes. However, based on physics, demand will quickly outpace the capacity of these bigger pipes; indeed, it is already happening.

So how do you solve this bandwidth crunch? It's a big question. To truly solve the problem, InterDigital is taking a more comprehensive approach.

*"I see homogeneous wireless networks that will allow people to be untethered to any one network as we move from home, to airport, to work; as we move anywhere. InterDigital is working on aspects of this right now."*

–Fred Schreider
*Director, Embedded Systems*

# IMAGINATION

We start with a vision of strategic possibilities. We examine the problems and limitations currently impacting communication networks and connected devices. Certainly, bigger wireless pipes must continue to be built. Thus, we are developing spectrally efficient solutions to help accelerate the evolution of cellular standards and the technology rollouts in HSPA+, LTE and LTE-A. Our roadmap looks beyond LTE-A as we develop next-generation technologies that will push the "Shannon Limit" to expand coverage and capacity. This includes cell-edge performance improvements, direct terminal-to-terminal communications and joint transceiver design. What does this mean in layman's terms? It means the connection won't time-out when you want to load your niece's internet video on your smartphone.

We are also answering the bandwidth demand by using intelligent management of traffic at the network edge. Wireless traffic tends to travel great distances, from the cell edge of the networks, to the core, and then back to the edge. As more and more wireless connections are established, particularly for machine-to-machine connections, that method of routing data is not only inefficient but highly burdensome to the network.

In anticipation of this, we have developed a new architecture where signaling-overhead related to call setup, security and teardown is kept at the edge of the network using trusted devices, whether they are your cell phone, a set-top box, or a gateway. Met with accolades by the industry, our network design can transition machine-to-machine connections from niche, proprietary deployments, to large, standardized deployments, reducing costs and driving adoption.

Last, we are driving a radical change in how people think about wireless networks. Historically, wireless networks have been viewed as islands – a cellular network, a WiFi network, a WiMax network. Within these networks, resources have been tied together. Cellular systems are tied to licensed spectrum and WiFi is tied to unlicensed spectrum. And the user experience has been fixed as well: either you were on a WiFi network or you were on a cellular network, but you were not on both.

*"Connectivity will become transparent and all pervasive."*

–Yogendra Shah
*Principal Engineer*




Crossbow

# INVENTION

InterDigital believes the true "next generation" of cellular will be the evolution of the existing network structure to a "network of networks." Resources will be applied adaptively, intelligently and ubiquitously to meet consumer needs based on what the individual is doing at that moment. The specific network will dynamically change as the individual changes activities. Instead of being connected to just one network, people and devices will be constantly connected across a myriad of different networks, from WiFi to cellular and back again. The network may also simultaneously combine the use of different networks to optimize performance.

Even within networks, resources will be dynamically applied. For example, assume that you want to watch an HD video. The intelligent network connects you to a combination of WiFi and 3G networks. It senses that the channel being used by the WiFi network is becoming too congested. The technology we are developing will redirect the user's content to underutilized spectrum, such as an unused TV channel. The switch is seamless – unnoticeable by you except for the continued high quality of your video.

The question is how do you bring these dispersed networks together and make these trillions of connections work seamlessly? You employ the expert.

These technologies are operating in our labs today. As we approach 40 years of experience in digital wireless, InterDigital has what it takes to tackle the most difficult technical challenges. And the wireless industry is packed with such challenges. Just as did the prior generations of digital cellular technology, we believe the next generation of wireless technologies is sure to contain more InterDigital inventions as we continue to drive the future of wireless networks.

*"I see people using their cell phones as storage devices as a result of increased memory. Devices will have extremely low power usage. Data transmission will use channel aggregation resulting in dynamic bandwidth. The industry will see high speed data at ~200MBps. We'll also see the personalization of our phones. Users will store medical data, bank information and so much more."*

–Leonid Kazakevich
*MTS, RF Systems and Design*

# FINANCIAL HIGHLIGHTS (in thousands, except per share data)

| Years Ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Total Revenue | $ 394,545 | $ 297,404 | $ 228,469 |
| Income From Operations | 235,873 | 113,889 | 36,533 |
| Net Income | 153,616 | 87,256 | 26,207 |
| Net Income Per Common Share—Diluted | 3.43 | 1.97 | 0.57 |
| Total Cash, Cash Equivalents, & Short-Term Investments | 541,669 | 409,806 | 141,660 |
| Total Assets | 874,643 | 908,485 | 405,768 |
| Total Shareholders' Equity | 353,116 | 169,537 | 87,660 |




Bandwidth Management
InterDigital

*Fellow Shareholders: Reflecting on 2010, we see another year marked by dedicated effort, numerous successes, and the continued focus of gifted minds driving not only the future of wireless but also more value for our shareholders.*

# INVOLVEMENT

Wireless technologies are not developed in isolation. With the growing sophistication and ubiquity of wireless networks, InterDigital is regularly engaging with industry partners, academia, and standards setting groups to validate our technology direction, supplement our research, and help evangelize the cutting edge solutions we are developing. As of year end 2010, we had over a dozen universities assisting us on key research. Our research staff teaches graduate courses, mentors students and serves on advisory boards at Villanova, Rutgers, Polytechnic Institute of NYU, Drexel and the University of California, San Diego. We have exposure to relevant leading-edge academic research and tomorrow's top talent. We also engaged start-up companies working on promising technologies, like Atilla Technologies' bandwidth aggregation solutions. These engagements brought us access to cutting edge thinking and technologies, complementing our internal R&D efforts and accelerating the pace of our technology development.

We expanded our presence in industry forums to drive adoption of our new key technologies. We successfully demonstrated our new machine-to-machine architecture, hosted a technology day with COMNEXUS in San Diego, and participated in the LTE World Summit and the Femto Forum, among others. And we had very successful trade shows both at the Mobile World Congress and CES, where we demonstrated our technologies to potential partners and licensees.

We amplified our roles in a wide array of standards activity, as this is a key part of our strategy in driving the industry's adoption of our technologies. Members of our Standards team are active participants in multiple standards bodies, including the International Telecommunications Union (ITU-R and ITU-T), the Third Generation Partnership Project (3GPP), IEEE Standards Association, and the Association of Telecommunications Industry Solutions. This involvement allows us to contribute to the ongoing definition of wireless standards and incorporate our inventions into those standards.

We created a Technical Advisory Council to assist management with our technology roadmap and go-to-market strategies. That council is comprised of people from industry, venture capital and academia, giving us a broad spectrum of views.

Early in 2011, we took an additional step to expand our presence with the opening of a San Diego office. This office brings us access to new talent. It also provides a variety of opportunities for business development, innovation and branding in an area occupied by some



of the other world leading wireless organizations. We intend to build and strengthen relationships with large technology companies, examine possibilities for strategic acquisitions and investments in start-ups and leverage new university partnerships.

# IMPACT

The success of our research and development efforts continued to be evident in 2010 as demonstrated by the growth in our patent portfolio and the strong financial performance driven by our licensing teams. InterDigital has an extensive patent portfolio and considerable expertise in its management. As of December 31, 2010, our portfolio had increased to more than 18,500 patents awarded and pending patent applications. Last year alone we were granted approximately 150 U.S. patents and roughly 1,200 patents internationally.

The strength and value of those inventions drove significant licensing success. In 2010, we entered into patent license agreements with Casio Hitachi Mobile Communications as well as Enfora, both of which cover certain devices designed to operate with 2G/3G technologies. Also in 2010, Inventec Appliances Corp. expanded its license agreement to include its Chinese subsidiary, Inventec Appliances (Jiangning), and we added a 2G/3G patent license agreement with SII Mobile Communications, a subsidiary of Seiko Holdings Corporation. More recently, we entered into a patent license agreement with Acer that covers products designed to operate in accordance with 2G, 3G and 4G technologies. In 2010, we signed technology license agreements with two Chinese semiconductor companies as well as with Beceem Communications in the United States. We are confident in our ability to close additional deals this year on financial terms that we believe will drive shareholder value.


Total Revenues (in thousands)
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$228,469
$297,404
$394,545
2008
2009
2010

Our portfolio of inventions is providing the momentum for expanding our licensee base, and our licensing success grew 2010 revenues to just under $400 million, a 33% increase over 2009. Patent licensing royalties represented a significant portion of that amount. Technology solutions also had a strong year, more than doubling revenues to $24 million. We ended the year with $154 million in net income and $542 million in cash. This growth reflects the positive trends we see in the 3G handset market and we expect to continue to benefit from it in 2011.

The first LTE networks began lighting up in 2010, creating a strong pull for LTE handsets and other connected devices. And unlike 3G which had a modest ramp, LTE handsets could ramp faster, because the demand for devices with high data rate capability is already in the markets. This trend bodes well for us as we believe we have one of the stronger LTE portfolios and can translate that position into higher royalties for LTE devices.

This past year, we also saw the much anticipated growth in connected devices other than handsets. Tablet computers arrived and shipped in significant quantity. E-readers proliferated. Machine-to-machine connections began to grow. All of this is great news, as those new cellular connected devices rely on our inventions and should drive new revenue streams under a number of our license agreements.

Our goal is to continue to be a leading provider of intellectual property to the wireless industry and to expand the addressable market for our innovations from primarily terminal units and infrastructure to a broader set of consumer electronics and data services. The converging trends and the manner in which technologies and ecosystems will shape the future make this a dynamic time for the industry and for InterDigital as wireless technology moves the world into new and more cohesive connections.

## INCREASES

Our Board of Directors was actively involved in promoting the success of InterDigital for the benefit of its shareholders in 2010 and the first part of 2011 as well.

For the first time since becoming a publicly traded company, at the end of 2010, our Board of Directors declared a regular quarterly cash dividend. This move reflects our confidence in the continued success of the company, in its stability and in the strength of our wireless technology portfolio.

In early April 2011, InterDigital completed a private placement of $230 million in senior convertible notes. This move is part of our strategic plan to further accelerate the growth of the business. It gives us additional opportunities to create value through targeted acquisitions, partnering opportunities, and attractive new investments, both internal and external.


Net Income Per Common Share—Diluted
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.57
$1.97
$3.43
2008
2009
2010

In addition, the Board of Directors further expanded its diversity of professional backgrounds and experience over the last year.

In March of 2010, we welcomed Jeffrey Belk to the Board. He brought to us a wealth of experience from the technology sector in the areas of personal computing, software, wireless devices and mobile broadband. Prior to founding ICT168 Capital in early 2008, Mr. Belk served as Senior Vice President of Strategy and Market Development at Qualcomm, focused on driving strategies for accelerating mobile broadband adoption.

In June, we had the good fortune of also bringing Jean F. Rankin to the Board. Ms. Rankin is the Executive Vice President, General Counsel and Secretary at LSI Corporation, a leading provider of innovative silicon, systems and software technologies for global storage and networking markets. Her expertise in overseeing legal affairs for high profile, multinational companies in the semiconductor industry makes her a great asset in helping to guide management and govern the company.

And at the beginning of 2011, Dr. Gilbert Amelio joined the Board as well. His career spans decades of executive leadership roles in iconic technology companies, including Apple Computer, National Semiconductor and Rockwell International. He has served at some of the most ground-breaking technology companies during a time of dramatic growth and change. His leadership and knowledge and his previous position on our Technical Advisory Council will provide the Board additional solid business counsel for the organization.

As you can see, 2010 was a busy and successful year for us. All of our efforts underline our continuing confidence in our internal talent, management strength and corporate direction. But our work doesn't stop here. We've set some aggressive goals for ourselves. We have entered 2011 with the concentrated belief that we can deliver another very strong year.

We will do this by envisioning and inventing the future of wireless, effectively managing and protecting our intellectual property, and turning our inventions into real-world product and service innovations.

Sincerely,



William J. Merritt
*President and Chief Executive Officer*



Steven "Terry" Clontz
*Chairman of the Board*







*"The Thinker," one of the finest sculptures created by Auguste Rodin at the turn of the 20th Century, is widely recognized as a symbol of intellectual activity. This statue represents a fitting tribute to our most honored innovators and the technologies that they create. A symbol of InterDigital, it is presented as part of the annual awards ceremonies celebrating our achievements.*

**Forward-Looking Statements:** Statements made in the introduction to this annual report and in the letter to shareholders that relate to our future plans, events, financial results, or performance, including, without limitation, statements relating to the expansion, impact and success of our technology development and licensing business, our expectations regarding 2011 licensing deals, the strength of our patent portfolio, including our LTE patent portfolio and the royalties we expect to receive for LTE devices, 3G handset market trends, future strategic investment, relationship and acquisition opportunities, the expansion of new revenue streams and our expectations regarding 2011 performance and continued success and our plan for achieving such goals are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based upon current goals, estimates, information, and expectations. Actual results might differ materially from those anticipated as a result of certain risks and uncertainties, including delays, difficulties, changed strategies, or unanticipated factors affecting the implementation of the company's plans. You should carefully consider the risks and uncertainties outlined in greater detail in the accompanying Form 10-K, including "Item 1A – Risk Factors," before making any investment decision with respect to our common stock. We undertake no obligation to revise or publicly update any forward-looking statement for any reason, except as otherwise required by law.

# INTERDIGITAL LEADERSHIP

## BOARD OF DIRECTORS

Steven T. Clontz
*Chairman of the Board, InterDigital, Inc.*
*Managing Director for North America and Europe, Singapore Technologies Telemedia*

Dr. Gilbert F. Amelio
*Senior Partner, Sienna Ventures*

Jeffrey K. Belk
*Managing Director, ICT168 Capital, LLC*

Edward B. Kamins
*Principal, UpFront Advisors, LLC*

John A. Kritzmacher
*Executive Vice President and Chief Financial Officer, Global Crossing Limited*

William J. Merritt
*President and Chief Executive Officer, InterDigital, Inc.*

Jean F. Rankin
*Executive Vice President, General Counsel and Secretary, LSI Corporation*

Robert S. Roath
*Senior Vice President and Chief Financial Officer (Retired), RJR Nabisco, Inc.*

## EXECUTIVE MANAGEMENT

William J. Merritt
*President and Chief Executive Officer*

Scott A. McQuilkin
*Chief Financial Officer*

Richard J. Brezski
*Vice President, Controller and Chief Accounting Officer*

Gary D. Isaacs
*Chief Administrative Officer*

Mark A. Lemmo
*Executive Vice President, Corporate and Business Development*

James J. Nolan
*Executive Vice President, Research and Development*

Janet Meenehan Point
*Executive Vice President, Communications & Investor Relations*

Lawrence F. Shay
*President, Patent Holding Subsidiaries, Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel*

Naresh H. Soni
*Chief Technology Officer*

Steven W. Sprecher
*General Counsel and Secretary*

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**

# Form 10-K/A

**Amendment No. 1**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 1-33579**

# INTERDIGITAL, INC.

*(Exact name of registrant as specified in its charter)*

| **Pennsylvania** | **23-1882087** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(IRS Employer Identification No.)* |
| **781 Third Avenue King of Prussia, Pennsylvania** | **19406-1409** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code (610) 878-7800**

---

**Securities registered pursuant to Section 12(b) of the Act:**

| **Common Stock (par value $0.01 per share)** | **NASDAQ** |
|---|---|
| *(title of class)* | *(name of exchange on which registered)* |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $1,075,652,145 as of June 30, 2010.

The number of shares outstanding of the registrant's common stock was 45,326,113 as of February 21, 2011.

**DOCUMENTS INCORPORATED BY REFERENCE**

None.

This Amendment No. 1 to the Form 10-K is being filed solely to include information in Items 10 through 14 of Part III, which the original Form 10-K (the "Original Form 10-K") for the year ended December 31, 2010 indicated would be incorporated by reference to the Company's proxy statement for the 2011 annual meeting of shareholders. No other changes have been made to the Original Form 10-K.

## TABLE OF CONTENTS

## GLOSSARY OF TERMS

**1xEV-DO**

*"First Evolution Data Optimized."* An evolution of cdma2000.

**2G**

*"Second Generation."* A generic term usually used in reference to voice-oriented digital wireless products, primarily mobile handsets, that provide basic voice services.

**2.5G**

A generic term usually used in reference to fully integrated voice and data digital wireless devices offering higher data rate services and features compared to 2G.

**3G**

*"Third Generation."* A generic term usually used in reference to the generation of digital mobile devices and networks after 2G and 2.5G, which provide high speed data communications capability along with voice services.

**3GPP**

*"3G Partnership Project."* A partnership of worldwide accredited Standards organizations the purpose of which is to draft specifications for Third Generation mobile telephony.

**4G**

*"Fourth Generation."* A generic marketing term used in reference to the generation of digital mobile devices and networks after 3G, which provide very high speed, low latency data and video communications capability as well as voice services. It is typically (but not always) used to refer to air interfaces that utilize OFDMA/MIMO technologies, such as LTE, LTE-Advanced, IEEE 802.16e and IEEE 802.16m.

**802.11**

*An IEEE Standard for wireless LAN interoperability.* Letter appendages (i.e., 802.11 a/b/g) identify various amendments to the Standards which denote different features and capabilities.

**air interface**

The wireless interface between a terminal unit and the base station or between wireless devices in a communication system.

**ANSI**

*"American National Standards Institute."* The United States national standards accreditation and policy agency. ANSI monitors and provides oversight of all accredited U.S. Standards Development Organizations to ensure they follow an open public process.

**ATIS**

*"Alliance for Telecommunications Industry Solutions."* An ANSI-accredited U.S.-based Standards association which concentrates on developing and promoting technical/operational standards for the communications and information technology industries worldwide.

**bandwidth**

A range of frequencies that can carry a signal on a transmission medium, measured in Hertz and computed by subtracting the lower frequency limit from the upper frequency limit.

**base station**

The central radio transmitter/receiver, or group of central radio transmitters/receivers, that maintains communications with subscriber equipment sets within a given range (typically a cell site).

**CDMA**

*"Code Division Multiple Access."* A method of digital spread spectrum technology wireless transmission that allows a large number of users to share access to a single radio channel by assigning unique code sequences to each user.

**cdmaOne**

A wireless cellular system application based on 2G narrowband CDMA technologies (e.g., TIA/EIA-95).

**cdma2000®**

A Standard which evolved from narrowband CDMA technologies (i.e., TIA/EIA-95 and cdmaOne). The CDMA family includes, without limitation, CDMA2000 1x, CDMA 1xEV-DO, CDMA2000 1xEV-DV and CDMA2000 3x. Although CDMA2000 1x is included under the IMT-2000 family of 3G Standards, its functionality is similar to 2.5G technologies. CDMA2000® and cdma2000® are registered trademarks of the Telecommunications Industry Association (TIA — USA).

**chip**

An electronic circuit that consists of many individual circuit elements integrated onto a single substrate.

**chip rate**

The rate at which information signal bits are transmitted as a sequence of chips. The chip rate is usually several times the information bit rate.

**circuit**

The connection of channels, conductors and equipment between two given points through which an electric current may be established.

**digital**

Information transmission where the data is represented in discrete numerical form.

**digital cellular**

A cellular communications system that uses over-the-air digital transmission.

**duplex**

A characteristic of data transmission; either full duplex or half duplex. Full duplex permits simultaneous transmission in both directions of a communications channel. Half duplex means only one transmission at a time.

**EDGE**

*"Enhanced Data rates for GSM Evolution."* Technology designed to deliver data at rates up to 473.6 Kbps, triple the data rate of GSM wireless services, and built on the existing GSM Standard and core network infrastructure. EDGE systems built in Europe are considered a 2.5G technology.

**ETSI**

*"European Telecommunications Standards Institute."* The Standards organization which drafts Standards for Europe.

**FDD**

*"Frequency Division Duplex."* A duplex operation using a pair of frequencies, one for transmission and one for reception.

**FDMA**

*"Frequency Division Multiple Access."* A technique in which the available transmission bandwidth of a channel is divided into narrower frequency bands over fixed time intervals resulting in more efficient voice or data transmissions over a single channel.

**frequency**

The rate at which an electrical current or signal alternates, usually measured in Hertz.

**GHz**

*"Gigahertz."* One gigahertz is equal to one billion cycles per second.

**GPRS**

*"General Packet Radio Systems."* A packet-based wireless communications service that enables high-speed wireless Internet and other data communications via GSM networks.

**GSM**

*"Global System for Mobile Communications."* A digital cellular Standard, based on TDMA technology, specifically developed to provide system compatibility across country boundaries.

**Hertz**

The unit of measuring radio frequency (one cycle per second).

**HSDPA**

*"High Speed Downlink Packet Access."* An enhancement to WCDMA/UMTS technology optimized for high speed packet-switched data and high-capacity circuit switched capabilities. A 3G technology enhancement.

**HSUPA**

*"High Speed Uplink Packet Access."* An enhancement to WCDMA technology that improves the performance of the radio uplink to increase capacity and throughput, and to reduce delay. A 3G technology enhancement.

**iDEN®**

*"Integrated Dispatch Enhanced Network."* A proprietary TDMA Standards-based technology which allows access to phone calls, paging and data from a single device. iDEN is a registered trademark of Motorola, Inc.

**IEEE**

*"Institute of Electrical and Electronic Engineers."* A membership organization of engineers that among its activities produces data communications standards.

**IEEE 802**

A Standards body within the IEEE that specifies communications protocols for both wired and wireless local area and wide area networks (LAN/WAN).

**IETF**

*"Internet Engineering Task Force."* A large open international community of networks designers, operators, vendors, and researchers concerned with the evolution of Internet architecture and the smooth operation of the Internet.

**ITU**

*"International Telecommunication Union."* An international organization established by the United Nations with membership from virtually every government in the world. Publishes recommendations for engineers, designers, OEMs, and service providers through its three main activities: defining and adoption of telecommunications standards; regulating the use of the radio frequency spectrum; and furthering telecommunications development globally.

**ITC**

*"InterDigital Technology Corporation,"* one of our wholly-owned Delaware subsidiaries.

**Kbps**

*"Kilobits per Second."* A measure of information-carrying capacity (i.e., the data transfer rate) of a circuit, in thousands of bits per second.

**know-how**

Technical information, technical data and trade secrets that derive value from the fact that they are not generally known in the industry. Know-how can include, but is not limited to, designs, drawings, prints, specifications, semiconductor masks, technical data, software, net lists, documentation and manufacturing information.

**LAN**

*"Local Area Network."* A private data communications network linking a variety of data devices located in the same geographical area and which share files, programs and various devices.

**LTE**

*"Long Term Evolution."* Generic name for the 3GPP project addressing future improvements to the 3G Universal Terrestrial Radio Access Network (UTRAN).

**LTE-A**

*"LTE-Advanced."* A follow-on to LTE and the 3GPP entry into the worldwide ITU "IMT-Advanced" project.

**MAC**

*"Media Access Control."* Part of the 802.3 (Ethernet LAN) standard which contains specifications and rules for accessing the physical portions of the network.

**MAN**

*"Metropolitan Area Network."* A communication network which covers a geographic area such as a city or suburb.

**Mbps**

*"Megabits per Second."* A measure of information — carrying capacity of a circuit; millions of bits per second.

**MIMO**

*"Multiple Input Multiple Output."* A method of digital wireless transmission where the transmitter and/or receiver uses multiple antennas to increase the achievable data rate or improve the reliability of a communication link.

**modem**

A combination of the words modulator and demodulator, referring to a device that modifies a signal (such as sound or digital data) to allow it to be carried over a medium such as wire or radio.

**multiple access**

A methodology (e.g., FDMA, TDMA, CDMA) by which multiple users share access to a transmission channel. Most modern systems accomplish this through "demand assignment" where the specific parameter (frequency, time slot or code) is automatically assigned when a subscriber requires it.

**ODM**

*"Original Design Manufacturer."* Independent contractors that develop and manufacture equipment on behalf of another Company using another Company's brand name on the product.

**OEM**

*"Original Equipment Manufacturer."* A manufacturer of equipment (e.g., base stations, terminals) that sells to operators.

**OFDM**

*"Orthogonal Frequency Division Multiplexing."* A method of digital wireless transmission that distributes a signal across a large number of closely spaced carrier frequencies.

**OFDMA**

*"Orthogonal Frequency Division Multiple Access."* A method of digital wireless transmission that allows a multiplicity of users to share access by assigning sets of narrowband carrier frequencies to each user. It is an extension of OFDM to multiple users.

**PCMCIA**

*"Personal Computer Memory Card International Association."* An international industry group that promotes standards for credit card-sized memory card hardware that fits into computing devices such as laptops.

**PDC**

*"Personal Digital Cellular."* The Standard developed in Japan for TDMA digital cellular mobile radio communications systems.

**PHS**

*"Personal Handyphone System."* A digital cordless telephone system and digital network based on TDMA. This low-mobility microcell Standard was developed in Japan. Commonly known as PAS in China.

**PHY**

*"Physical Layer."* The wires, cables, and interface hardware that connect devices on a wired or wireless network. It is the lowest layer of network processing that connects a device to a transmission medium.

**platform**

A combination of hardware and software blocks implementing a complete set of functionalities that can be optimized to create an end product.

**protocol**

A formal set of conventions governing the format and control of interaction among communicating functional units.

**reference platform**

A reference platform consists of the baseband integrated circuit, related software and reference design.

**smartphone**

A wireless handset with an advanced operating system.

**Standards**

Specifications that reflect agreements on products, practices or operations by nationally or internationally accredited industrial and professional associations or governmental bodies in order to allow for interoperability.

**TDD**

*"Time Division Duplexing."* A duplex operation using a single frequency, divided by time, for transmission and reception.

**TD/FDMA**

*"Time Division/Frequency Division Multiple Access."* A technique that combines TDMA and FDMA.

**TDMA**

*"Time Division Multiple Access."* A method of digital wireless transmission that allows a multiplicity of users to share access (in a time ordered sequence) to a single channel without interference by assigning unique time segments to each user within the channel.

**TD-SCDMA**

*"Time Division Synchronous CDMA."* A form of TDD utilizing a low chip rate.

**terminal/terminal unit**

Equipment at the end of a wireless voice and/or data communications path. Often referred to as an end-user device or handset. Terminal units include mobile phone handsets, PCMCIA and other form factors of data cards, personal digital assistants, computer laptops and modules with embedded wireless communications capability and telephones.

**TIA/EIA-54**

The original TDMA digital cellular Standard in the United States. Implemented in 1992 and then upgraded to the TIA/EIA-136 digital Standard in 1996.

**TIA/EIA-95**

A 2G CDMA Standard.

**TIA/EIA-136**

A United States Standard for digital TDMA technology.

**TIA (USA)**

The Telecommunications Industry Association.

**UMB**

*"UltraMobile Broadband."* A generic term used to describe the next evolution of the 3GPP2 cdma2000 air interface standard. It is based on OFDMA technology.

**WAN**

*"Wide Area Network."* A data network that extends a LAN outside of its coverage area, via telephone common carrier lines, to link to other LANs.

**WCDMA**

*"Wideband Code Division Multiple Access" or "Wideband CDMA."* The next generation of CDMA technology optimized for high speed packet-switched data and high-capacity circuit switched capabilities. A 3G technology.

**WiMAX™**

A commercial brand associated with products and services using IEEE 802.16 Standard technologies for wide area networks broadband wireless.

**wireless**

Radio-based systems that allow transmission of information without a physical connection, such as copper wire or optical fiber.

**wireless LAN (WLAN)**

*"Wireless Local Area Network."* A collection of devices (computers, networks, portables, mobile equipment, etc.) linked wirelessly over a limited local area.

In this Form 10-K, the words "we," "our," "us," "the Company" and "InterDigital" refer to InterDigital, Inc. and/or its subsidiaries, individually and/or collectively, unless otherwise indicated or the context otherwise requires. InterDigital® is a registered trademark and SlimChip™ is a trademark of InterDigital, Inc. All other trademarks, service marks and/or trade names appearing in this Form 10-K are the property of their respective holders.

## PART I

### Item 1. *BUSINESS*

### Overview

InterDigital provides advanced technologies that enable wireless communications. Since our founding in 1972, we have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks. We are a leading contributor of intellectual property to the wireless communications industry and currently hold through wholly owned subsidiaries a portfolio of approximately 1,300 U.S. and approximately 7,500 non-U.S. patents related to the fundamental technologies that enable wireless communications. Included in our portfolio are a number of patents and patent applications that we believe are or may be essential or may become essential to cellular and other wireless Standards, including 2G, 3G, 4G and the IEEE 802 suite of Standards. We believe that companies making, using or selling products based on these Standards, which includes all major manufacturers of mobile handsets, require a license under our essential patents and will require licenses under essential patents that may issue from our pending patent applications. Products incorporating our patented inventions include: mobile devices, such as cellular phones, tablets, notebook computers and wireless personal digital assistants; wireless infrastructure equipment, such as base stations; and components, dongles and modules for wireless devices. In 2010, we believe we recognized revenue from over half of all 3G mobile devices sold worldwide, including those sold by leading mobile communications companies such as Apple, HTC, LG Electronics, Research in Motion and Samsung Electronics.

We develop advanced technologies that we expect will improve the wireless user's experience and enable the delivery of a broad array of information and services. This includes next-generation wireless air interfaces and technologies to enhance connectivity and mobility across networks and devices and technologies that support a more efficient transportation of information. We actively participate in, and contribute our technology solutions to, worldwide organizations responsible for the development and approval of Standards to which digital cellular and IEEE 802-compliant products and services are built, and our contributions are often incorporated into such Standards. We offer licenses to our patents to equipment producers that manufacture, use and sell digital cellular and IEEE 802-related products. In addition, we offer for license or sale our mobile broadband modem solutions (modem IP, know-how, and reference platforms) to mobile device manufacturers, semiconductor companies, and other equipment producers that manufacture, use and sell digital cellular products.

We have built our suite of technology and patent offerings primarily through internal development, and also through participation in joint development projects with other companies, as well as select acquisitions. We have assembled a number of leading technology partners that share our vision and complement our internal research and development efforts. Currently, we generate revenues primarily from royalties received under our patent license agreements. We also generate revenues by licensing our technology solutions and providing related development support. In 2010, we generated revenues of $394.5 million, representing an increase of $97.1 million, or 33%, from 2009, and net income of $153.6 million, representing an increase of $66.3 million, or 76%, from 2009.

### Patent Licensing

We generate the majority of our revenues through the licensing of patents in our portfolio. We approach companies engaged in the supply of wireless communications equipment and seek to establish license agreements. We offer non-exclusive, royalty-bearing patent licenses to companies that manufacture, import, use or sell, or intend to manufacture, import, use or sell, equipment that implements inventions covered by our portfolio of patents. We have entered into numerous non-exclusive, non-transferable (with limited exceptions) patent license agreements with companies around the world.

When we enter into a new patent license agreement, the customer typically agrees to pay consideration for sales made prior to the effective date of the license agreement and also agrees to pay royalties or license fees on licensed products that it will sell or anticipates selling during the term of the agreement. We expect that, for the most part, new license agreements will follow this model. Our patent license agreements are structured on a royalty-bearing basis, paid-up basis or combination thereof. Most of our patent license agreements are royalty bearing. The patent license agreements cover the sale of terminal devices or infrastructure equipment. Terminal devices can include all or some of the following products, among others: handsets, computers, tablets, wireless modules, USB modems, PC Cards, and consumer electronic devices. Almost all of our patent license agreements provide for the payment of royalties based on sales of licensed products built to particular Standards (convenience-based licenses), as opposed to the payment of royalties if the manufacture, sale or use of the licensed product infringes one of our patents (infringement-based licenses).

In most cases, we recognize the revenue from per-unit royalties in the period when we receive royalty reports from customers. In circumstances where we receive consideration for sales made prior to the effective date of a patent license, we may recognize such payments as revenue in the period in which the patent license agreement is signed. Some of these patent license agreements provide for the non-refundable prepayment of royalties that are usually made in exchange for prepayment discounts. As the customer reports sales of covered products, the royalties are calculated and either applied against any prepayment, or become payable in cash or other consideration. Additionally, royalties on sales of licensed products under the license agreement become payable or applied against prepayments based on the royalty formula applicable to the particular license agreement. These formulas include flat dollar rates per unit, a percentage of sales, percentage of sales with a per-unit cap and other similar measures. The formulas can also vary by other factors, including territory, covered Standards, quantity, and dates sold.

Some of our patent licenses are paid-up, requiring no additional payments relating to designated sales under agreed upon conditions. Those conditions can include paid-up licenses for a period of time, for a class of products, for a number of products sold, under certain patents or patent claims, for sales in certain countries or a combination thereof. Licenses have become paid-up based on the payment of fixed amounts or after the payment of royalties for a term. We recognize revenues related to fixed amounts on a straight-line basis.

Our license agreements typically contain provisions that give us the right to audit our customers' books and records to ensure compliance with the customers' reporting and payment obligations under those agreements. From time to time, these audits reveal underreporting or underpayments under the applicable agreements. In such cases, we might enter into negotiations or dispute resolution proceedings with the customer to resolve the discrepancy, either of which might lead to payment of all or a portion of the amount claimed due under the audit or termination of the license or to delays or failures to collect royalties and recognize revenues that we believe are otherwise due.

**Development of Our Patent Portfolio**

As an early participant in the digital wireless market, we developed pioneering solutions for the primary cellular air interface technologies in use today, TDMA and CDMA. That early involvement, as well as our continued development of those advanced digital wireless technologies, as well as innovations in OFDM/OFDMA and MIMO technologies, has enabled us to create our significant worldwide portfolio of patents and patent applications. In conjunction with our participation in certain Standards bodies, we have filed declarations stating that we have patents that we believe are or may be essential or may become essential, and that we agree to make our essential patents available for use and license on fair, reasonable, and non-discriminatory terms or similar terms consistent with the requirements of the respective Standards organizations.

As of December 31, 2010, our patent portfolio consisted of approximately 1,300 U.S. patents (approximately 150 of which were issued in 2010) and approximately 7,500 non-U.S. patents (approximately 1,200 of which were issued in 2010). We also have numerous patent applications pending worldwide. As of December 31, 2010, we had approximately 1,200 pending applications in the U.S. and approximately 8,500 pending non-U.S. patent applications. The patents and applications comprising our portfolio relate predominantly to digital wireless radiotelephony technology (including, without limitation, 2G, 3G, and 4G technologies). Issued patents expire at differing times ranging from 2011 through 2029. Our development areas include adjacent wireless technologies within the wireless ecosystems and across the broad array of converged devices, networks, and services. In addition to conforming to applicable Standards, our solutions also include proprietary implementations for which we seek patent protection.

Our investments in the development of advanced digital wireless technologies and related products and solutions include sustaining a highly specialized engineering team and providing that team with the equipment and advanced software platforms necessary to support the development of technologies. As of December 31, 2010, we employed 179 engineers, 79% of whom hold advanced degrees and 45 of whom hold doctorate degrees. Over each of the last three years, cost of development has been our largest expense category, ranging between $64.0 million and $98.9 million, and the largest portion of this expense has been personnel costs.

**Wireless Communications Industry Overview**

Over the course of the last ten years, the cellular communications industry has experienced rapid growth worldwide. Total worldwide cellular wireless communications subscriptions rose from approximately 500 million at the end of 1999 to approximately 5.2 billion at the end of 2010 according to IHS iSuppli. Market analysts at IHS iSuppli expect that the aggregate number of global wireless subscriptions could exceed 6.8 billion in 2014. In fourth quarter 2010, IHS iSuppli forecasted worldwide handset sales to grow approximately 10% in 2011. The following table presents 2009 worldwide handset shipments by air interface technology and IHS iSuppli's estimates for worldwide handset shipments by air interface technology in 2010 and the related forecast for 2011 through 2014.

**Global Handset Shipments By Technology (1)**


M Units
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-

| | 2009A | 2010E | 2011E | 2012E | 2013E | 2014E |
|---|---|---|---|---|---|---|
| 4G(2) | - | 6 | 11 | 21 | 47 | 84 |
| 3G (WCDMA)(3) | 263 | 329 | 445 | 556 | 668 | 784 |
| 3G (CDMA)(4) | 77 | 105 | 145 | 169 | 175 | 171 |
| 2G/2.5G(5) | 811 | 852 | 819 | 772 | 719 | 652 |
| Total | 1,151 | 1,292 | 1,420 | 1,518 | 1,609 | 1,691 |

(1) Source: IHS iSuppli. Mobile Handset Q4 2010 Market Tracker.

(2) Includes: LTE and WiMax.

(3) Includes: WCDMA (UMTS)/HSPA, TD-SCDMA and mixed 3G.

(4) Includes: CDMA2000 1xEV-DO/Rev A/Rev B.

(5) Includes: GSM/GPRS/EDGE, iDEN and CDMA2000 1xRTT.

The growth in new cellular subscribers, combined with existing customers choosing to replace their mobile phones, helped fuel the growth of mobile phone shipments, which, according to IHS iSuppli, grew from approximately 278 million units in 1999 to approximately 1.3 billion units in 2010. We believe the combination of a broad subscriber base, continued technological change and the growing dependence on the Internet, e-mail and other digital media sets the stage for continued growth in the sales of advanced wireless products and services over the next five years. While recent market forces and a global economic downturn contributed to a decline in total handset sales for 2009, the growth in advanced devices and the shift to advanced 3G devices supported a rebound in sales in 2010. Shipments of 3G phones, which represented approximately 30% of the market in 2009, are predicted to increase to approximately 57% of the market by 2014 according to IHS iSuppli. Moreover, recent advances in 3G technologies that support devices offering higher data rates have met with rapid consumer demand. Similarly, shipments of smartphones have grown rapidly, increasing from less than 1% of handset sales in 1999 to 22% in 2010 according to IHS iSuppli. In addition, the on-going convergence of computing and wireless technologies, accelerated by increased blurring of the line between consumer and enterprise, has fundamentally redefined the wireless market opportunity, expanding it from mobile handsets to also include notebooks, tablets, peripherals and other devices. According to Gartner, an independent research firm, worldwide sales of media tablets with wireless connectivity are expected to exceed 208 million units in 2014.

Participants in the wireless communications industry include OEMs, semiconductor manufacturers, ODMs and a variety of technology suppliers, application developers and network operators that offer communication services and products to consumers and businesses. To achieve economies of scale and support interoperability among different participants, products for the wireless industry have typically been built to wireless Standards. These Standards have evolved in response to consumer demand for services and expanded capabilities of mobile devices. Although the cellular market initially delivered voice-oriented and basic data services (commonly referred to as Second Generation, or 2G), over the past ten years, the industry transitioned to providing voice and multimedia services that take advantage of the higher speeds offered by the newer technologies (commonly referred to as Third Generation, or 3G). LTE, or "Long Term Evolution," represents the next generation of technology that has been commonly accepted by industry participants as the industry begins to transition to Fourth Generation, or 4G. Concurrently, non-cellular wireless technologies, such as IEEE 802.11, have emerged as a means to provide wireless Internet access for fixed and nomadic use. Industry participants anticipate a continued proliferation of converged devices that incorporate multiple air interface technologies and functionalities and provide seamless operation. As an example, many devices incorporate multiple air interface technologies and such converged devices may provide seamless operation among a variety of networks. In addition, the demand for data applications and the commensurate traffic demands on the networks have caused substantial deterioration in network performance and user experience in densely-populated areas.

In addition to the advances in digital cellular technologies, the wireless communications industry has also made significant advances in non-cellular wireless technologies. In particular, IEEE 802.11 WLAN has gained momentum in recent years as a wireless broadband solution in the home, office, and select public areas. IEEE 802.11 technology offers high-speed data connectivity through unlicensed spectra within a relatively modest operating range. Semiconductor shipments of products built to the IEEE 802.11 Standard have grown from 20 million units shipped in 2002 to over 845 million units shipped in 2010, according to IHS iSuppli. Analysts at IHS iSuppli forecast that IEEE 802.11 semiconductor shipments will grow to over 2 billion units by 2014. In addition, the IEEE wireless Standards bodies are creating sets of Standards to enable higher data rates, provide coverage over longer distances, and enable roaming. These Standards are establishing technical specifications for high data rates at long distances, such as IEEE 802.16 (WiMAX), as well as technology specifications to enable seamless handoff between different air interfaces (IEEE 802.21).

Advanced smartphone devices and the related demand for data intensive services and applications have created additional challenges for network operators.

### InterDigital's Strategy

Our objective is to continue to be a leading provider of intellectual property to the wireless industry and to expand the addressable market for our innovations from primarily terminal units and infrastructure to a broader set of consumer electronics and data services.

To execute our strategy, we intend to continue to support the following initiatives:

- ***Develop innovative wireless technologies.*** We intend to maintain a leading position in providing advanced wireless technologies to the industry by continuing to invest significantly in internal technology development and by leveraging our extensive research and development capabilities, our expertise in digital cellular and wireless products, including 2G, 3G, 4G and IEEE 802-related products, and our portfolio of approximately 1,300 U.S. and approximately 7,500 non-U.S. patents. In addition, we intend to continue to expand our portfolio of technology solutions to address not only the evolution of wireless communications as it evolves to a network of networks, but also to further improve the functionality of wireless networks through improved connectivity, enhanced mobility, and advanced intelligent data delivery techniques.

- ***Pursue complementary acquisitions and partnerships.*** We intend to explore opportunities to acquire or partner to build complementary technologies and capabilities in order to expand our intellectual property portfolio and technology capabilities and grow our addressable market. For example, we intend to expand into adjacent markets such as wireless consumer electronics, data services and wireless infrastructure. We intend to leverage our scale, liquidity, licensing expertise and our unique business model in order to compete successfully in the market for intellectual property.

- ***Maintain substantial involvement in key worldwide Standards bodies.*** We intend to continue contributing to the ongoing definition of wireless Standards and incorporating our inventions into those Standards. We believe this involvement provides us with significant visibility into, and enables us to be at the forefront of, technology development. In addition, involvement in key worldwide Standards facilitates the industry's adoption of our technologies and accelerates the time to market of products developed through the use of our intellectual property.

- ***Expand our customer base and defend vigorously our intellectual property.*** We intend to expand our customer base by aggressively pursuing the remaining mobile device manufacturers that are not covered by our patent license agreements. We also intend to pursue customers in adjacent markets such as wireless consumer electronics. We believe our willingness to engage in litigation when necessary facilitates the establishment of licensing agreements for our patents with new and existing customers and prevents the infringement of our patents.

## Evolution of Wireless Standards

Wireless communications Standards are formal guidelines for engineers, designers, manufacturers, and service providers that regulate and define the use of the radio frequency spectrum in conjunction with providing detailed specifications for wireless communications products. A primary goal of the Standards is to assure interoperability of products marketed by multiple companies, built to a common Standard. A large number of international and regional wireless Standards Development Organizations ("SDOs"), including the ITU, ETSI, TIA (USA), IEEE, ATIS (USA), TTA (Korea), ARIB (Japan) and ANSI, have responsibility for the development and administration of wireless communications Standards. New Standards are typically adopted with each new generation of products, are often compatible with previous generations, and are defined to ensure equipment interoperability and regulatory compliance.

SDOs typically ask participating companies to declare formally whether they believe they hold patents or patent applications essential to a particular Standard and whether they are willing to license those patents on either a royalty-bearing basis on fair, reasonable, and nondiscriminatory terms or on a royalty-free basis. To manufacture, have made, sell, offer to sell, or use such products on a non-infringing basis, a manufacturer or other entity doing so must first obtain a license from the holder of essential patent rights. The SDOs do not have enforcement authority against entities that fail to obtain required licenses, nor do they have the ability to protect the intellectual property rights of holders of essential patents.

### *Digital Cellular Standards*

The defined capabilities of the various air interface technologies continue to evolve within the SDOs. Deployment of 3G services allows operators to take advantage of additional radio spectrum allocations and, through the use of data speeds higher than 2.5G, deliver additional applications to their customers. Operators began to deploy 3G services in 2000. The five specifications under the 3G standard (generally regarded as being the ITU "IMT-2000" Recommendation) include the following forms of CDMA technology: FDD and TDD (collectively referred to in the industry as WCDMA) and Multichannel CDMA (cdma2000-based technologies such as EV-DO). In addition, TD-SCDMA, a Chinese variant of TDD technology, has been included in the Standard's specifications.

The principal Standardized digital cellular wireless products in use today are based on TDMA and CDMA technologies, with 3G capable-products gradually replacing 2G-only products. The Standardized 2G TDMA-based technologies include GSM, TIA/EIA-54/136 (commonly known as AMPS-D, United States-based TDMA, which has been phased out in conjunction with the U.S. FCC-mandated conversion from analog-based cellular service), PDC, PHS, DECT and TETRA. Of the TDMA technologies, GSM is the most prevalent, having been deployed in Europe, Asia, Africa, the Middle East, the Americas, and other regions. In 2010, approximately 59% of total worldwide mobile device sales conform to the 2G and 2.5G TDMA-based Standards. WCDMA-enabled devices accounted for an additional 25% of total worldwide sales. Thus, the combined sales of GSM-enabled devices and devices with 3G WCDMA technology accounted for approximately 84% of worldwide handset sales.

Narrowband 2G CDMA-based technologies include TIA/EIA-95 (more commonly known as cdmaOne) and cdma2000 technologies and serve parts of the United States, Japan, South Korea, and several other countries. Similar to the TDMA-based technologies, the CDMA-based technologies have migrated to 3G. In 2010, about 16% of total worldwide handset sales were based on these 2G/2.5G CDMA technologies plus its 3G evolution.

The Standards groups continue to advance the performance and capabilities of their respective air interfaces. Chief among the enhancements are High Speed Downlink Packet Access and High Speed Uplink Packet Access (HSDPA/HSUPA, often collectively referred to as HSPA), an evolution of WCDMA, and 1xEV-DO. At year end 2010, approximately 380 operators had launched HSPA networks.

Further advances to the WCDMA cellular air interface Standards are being made under 3GPP's LTE program. This evolution program is based on OFDM/OFDMA technology, similar to that used in the IEEE 802.16 Standard. LTE standards were completed in late 2009, and system deployments are currently underway. Virtually all incumbent mobile operators have indicated their intention to upgrade their networks to LTE as it becomes commercially available. This selection has had substantial negative impact on the proposed 3GPP2 UMB "3G" standard, which no current mobile operators have indicated an intention to use. This has resulted in 3GPP2 stopping all work on the proposed UMB specification, thus facilitating a broader market for LTE. 3GPP is also completing its initial work on a follow-on to LTE, called LTE-Advanced ("LTE-A"), which was the 3GPP entry into the worldwide ITU-R "IMT-Advanced" project, a follow-on to the earlier IMT-2000 Recommendation mentioned above. As noted in the section on IEEE 802 Standards, the ITU-R IMT-Advanced project is nearly complete, and LTE-A was one of the two technologies selected by the ITU-R as meeting IMT-Advanced requirements (the other being IEEE 802.16m).

InterDigital often publicly characterizes its business, including license agreements and development projects, as pertaining to standards generally characterized as 2G, 3G, and/or 4G. In doing this, we rely on the positions of the applicable Standards setting organizations in defining the relevant Standards. However, the definitions may evolve or change over time, including after we have characterized certain transactions. For example, the ITU-R has taken differing positions over the past several months on what constitutes 4G. As stated above, the Standards known as LTE-A and 802.16m are currently considered by the ITU to be 4G Standards.

Below is graphic depiction of the evolution of air interface technology.

**Air Interface Technology Evolution**


2G
3G
4G
GSM GPRS EDGE WCDMA HSDPA HSUPA LTE
LTE-A
TIA/EIA-95A TIA/EIA-95B/C CDMA2000 1xEV-DO
802.16e
802.16m

### *IEEE 802-Based Standards*

The wireless Standard IEEE 802.11 was first ratified in 1997. Since that time, the IEEE 802.11 Working Group has continued to update and expand the basic IEEE 802.11 Standard to achieve higher data rates, accommodate additional operating frequencies and provide additional capabilities and features. Equipment conforming to these Standards (i.e., IEEE 802.11a/b/g) is in the marketplace today. Intended primarily for short-range applications, operating in unlicensed frequency bands, and requiring minimal infrastructure, IEEE 802.11 Standards-based equipment has seen substantial market growth, especially in consumer home networking applications. Similar to 3G, this Standard also continues to evolve toward higher data rates and improved service capabilities, most recently with the approval and publication of the final IEEE 802.11n and other related Standards.

The wide area network community has also established the IEEE 802.16 Working Group to define air interface Standards for longer distance (2 to 50 kilometers) Metropolitan Area and Wide Area Networks ("MAN/WAN"). The first 802.16 Standard was published in 2002. Specifying operating frequencies from 10 to 66 GHz, it was primarily aimed toward very high-speed wide area point to multipoint fixed applications (LMDS/MMDS) for large data usage customers, such as businesses and industrial parks. In 2003, an amendment to the 802.16 Standard (802.16a) was published that added operation in the 2 to 11 GHz frequency bands. This addition made the Standard much more suitable for providing wireless broadband high-speed Internet access for residential and small office applications. In 2004, 802.16a and several other amendments to the base 802.16 Standard were combined into a single document that was published as 802.16-2004 and that was ultimately adopted by the WiMAX Business Forum for fixed use deployments. Equipment conforming to the 802.16-2004 fixed Standard was initially introduced in 2006. Concurrent with this revision of the fixed Standard, the 802.16 Working Group embarked on defining a mobile version of the Standard (referred to as 802.16e). The mobile version of the Standard was completed and published in February 2006, and initial equipment certification by the WiMAX Forum commenced in late 2007. There are a number of 802.16e deployments throughout the world, primarily in Asia. Since that time, the 802.16 Standard has continued to evolve and be improved, with a significant update, IEEE 802.16-2009, having been approved and published in 2009.

The WiMAX Forum adopted a specific variant of the 802.16e Standard for development and deployment as "mobile WiMAX." In conjunction with the WiMAX Forum, the 802.16e mobile Standard is being further improved upon, as 802.16m, to increase its performance and capabilities. IEEE 802.16m is specifically targeted to meet the ITU-R requirements for "IMT-Advanced," the follow-on to the earlier ITU-R IMT-2000 Recommendation mentioned above, and was submitted to the ITU "IMT-Advanced" evaluation process, which concluded in late 2010. As a result of this process, IEEE 802.16m was accepted by the ITU-R as one of the two air interfaces meeting IMT-Advanced requirements (the other being 3GPP LTE-Advanced). The WiMAX Forum has also adopted IEEE 802.16m, which is expected to be ratified and published in March of 2011.

More recently, the IEEE 802 community has begun to address questions related to networking and interoperability between the different IEEE 802 technologies, both wireline and wireless, as well as handover to external non-802 networks, such as cellular. The primary group addressing these issues, IEEE 802.21, entitled Media Independent Handover Services, has completed their initial Standard, and it was approved by the IEEE in 2008. The IEEE 802.21 technology is specifically oriented toward the future all-IP Next Generation Network that merges existing fixed and mobile networks into a single, homogeneous integrated network capable of supporting all envisioned advanced fixed and mobile services, including voice, data, and video. Aspects of 802.21 are now being incorporated into other network Standards, such as the IETF and 3GPP. As with most Standards, IEEE 802.21 is also undergoing additional changes to increase its capabilities and ease of use.

## InterDigital's Technology Position

### *Cellular Technologies*

We have a long history of developing cellular technologies including those related to CDMA and TDMA technologies, and more recently, OFDM/OFDMA and MIMO technologies. A number of our TDMA-based and CDMA-based inventions are being used in all 2G, 2.5G, and 3G wireless networks and mobile terminal devices.

We led the industry in establishing TDMA-based TIA/EIA-54 as a digital wireless U.S. Standard in the 1980s. We developed a substantial portfolio of TDMA-based patented inventions. These inventions include or relate to fundamental elements of TDMA-based systems in use around the world. Some of our TDMA inventions include or relate to:

- The fundamental architecture of commercial TD/FDMA systems;
- Methods of synchronizing TD/FDMA systems;
- A flexible approach to managing system capacity through the reassignment of online subscriber units to different time slots and/or frequencies in response to system conditions;
- The design of a multi-component base station, utilizing distributed intelligence, which allows for more robust performance; and
- Initializing procedures that enable roaming.

We also have developed and patented innovative CDMA technology solutions. Today, we hold a significant worldwide portfolio of CDMA patents and patent applications. Similar to our TDMA inventions, we believe that a number of our CDMA inventions are or may be essential or may become essential to the implementation of CDMA systems in use today. Some of our CDMA inventions include or relate to:

- *Global pilot:* The use of a common pilot channel to synchronize sub-channels in a multiple access environment;
- *Bandwidth allocation:* Techniques including multi-channel and multi-code mechanisms;
- *Power control:* Highly efficient schemes for controlling the transmission output power of terminal and base station devices, a vital feature in a CDMA system;
- Joint detection and interference cancellation techniques for reducing interference;
- Soft handover enhancement techniques between designated cells;
- Various sub-channel access and coding techniques;
- Packet data;
- Fast handoff;
- Geo-location for calculating the position of terminal users;
- Multi-user detection;
- High-speed packet data channel coding; and
- High-speed packet data delivery in a mobile environment, including enhanced uplink.

The cellular industry has ongoing initiatives aimed at technology improvements. We have engineering development projects to build and enhance our technology portfolio in many of these areas, including the LTE and LTE-Advanced projects for 3GPP radio technology, further evolution of the 3GPP WCDMA Standard (including HSPA+), and continuing improvements to the legacy GSM-EDGE Radio Access Network ("GERAN"). The common goal is to improve the user experience and reduce the cost to operators via increased capacity, reduced cost per bit, increased data rates, improved cell edge or coverage solutions, and reduced latency. Of the above technologies, LTE is the most advanced in that it uses the newer OFDMA/MIMO technologies. Some of our LTE inventions include or relate to:

- Multi-Input Multi-Output (MIMO) technologies for reducing interference and increasing data rates;
- OFDM/OFDMA/SC-FDMA;
- Power control;
- Hybrid-ARQ for fast error correction;
- Discontinuous reception for improved battery life;

- Control channel structures for efficient signaling;
- Advanced resource scheduling/allocation (bandwidth on-demand);
- Security;
- Enhanced Home Node-B (femto cells);
- Relay communications for improved cell edge performance;
- LTE receiver implementations;
- Carrier aggregation for LTE-Advanced;
- Coordinated Multi-Point Communications (CoMP) for LTE-Advanced; and
- Machine Type Communications ("MTC").

*Other Wireless Technologies*

Our strong wireless background includes engineering and corporate development activities that focus on solutions that apply to other wireless market segments. These segments primarily fall within the continually expanding scope of the IEEE 802, IETF, and ETSI Standards. We are building a portfolio of technology related to the WLAN, WMAN and digital cellular area that includes, for example, improvements to the IEEE 802.11 PHY and MAC to increase peak data rates (i.e., IEEE 802.11n and future variants), handover among radio access technologies (IEEE 802.21), mesh networks (IEEE 802.11s), radio resource measurements (IEEE 802.11k), wireless network management (IEEE 802.11v), wireless network security, and broadband wireless (IEEE 802.16, including WiMAX wireless technology). We also are expanding our portfolio of technologies to include solutions for Machine-to-Machine ("M2M") or Machine Type Communications, mobility, spectrum management, and session continuity within the ETSI and IETF.

## Business Activities

***2010 Patent License Activity***

We entered into a non-exclusive, non-transferable, worldwide, royalty-bearing, convenience-based, patent license agreement with Casio Hitachi Mobile Communications Co., Ltd. ("CHMC") covering the sale of end-user terminal devices designed to operate in accordance with 2G and 3G Standards for a term ending June 1, 2010, the date of the completion of CHMC's merger transaction with NEC Corporation.

We entered into a non-exclusive, non-transferable, worldwide, royalty-bearing, convenience-based, patent license agreement with Enfora, Inc. covering the sale of M2M modules and devices and PC Cards designed to operate in accordance with 2G and 3G Standards for a designated term.

We expanded our non-exclusive, non-transferable, worldwide, royalty-bearing patent license agreement with Inventec Appliances Corp. ("IAC") to include IAC's Chinese subsidiary, Inventec Appliances (Jiangning) Corporation, for a designated term. The expanded agreement covers the sale of certain wireless products, including products designed to operate in accordance with 2G and 3G cellular standards and products sold in China.

We entered into a non-exclusive, non-transferable, worldwide, royalty-bearing, convenience-based, patent license agreement with SII Mobile Communications Inc., a subsidiary of Seiko Holdings Corporation, covering the sale of M2M modules designed to operate in accordance with 2G and 3G Standards and PC Cards designed to operate in accordance with certain 3GPP HSPA specifications for a designated term.

We also entered into a number of other non-exclusive, non-transferable, royalty-bearing, patent license agreements in 2010, some of which were in connection with technology transfer agreements.

*Customers Generating Revenues Exceeding 10% of Total 2010 Revenues*

Samsung Electronics Co., Ltd. ("Samsung") and LG Electronics, Inc. ("LG") comprised approximately 26% and 15% of our total 2010 revenues, respectively.

In 2009, we entered into a patent license agreement (the "2009 Samsung PLA") with Samsung covering Samsung's affiliates, including Samsung Electronics America, Inc. Under the terms of the 2009 Samsung PLA, we granted Samsung a non-exclusive, worldwide, fixed fee royalty-bearing license covering the sale of single mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G Standards that became paid-up in 2010 and a non-exclusive, worldwide, fixed fee royalty-bearing license covering the sale of terminal units and infrastructure designed to operate in accordance with 3G Standards through 2012. The 2009 Samsung PLA superseded a binding term sheet signed in November 2008 by such parties and terminated a patent license agreement entered into between us and Samsung in 1996. The 2009 Samsung PLA also ended all litigation and arbitration proceedings then ongoing between the parties. Pursuant to the 2009 Samsung PLA, Samsung paid InterDigital $400.0 million in four equal installments over an 18-month period. Samsung paid the first two of four $100.0 million installments in 2009. We received the third and fourth $100.0 million installments in January 2010 and July 2010. We are recognizing revenue associated with the 2009 Samsung PLA on a straight-line basis over the life of the agreement. During 2010, we recognized $102.7 million of revenue associated with the 2009 Samsung PLA.

We were a party to a worldwide, non-exclusive, royalty-bearing, convenience-based patent license agreement with LG covering the sale of (i) terminal units designed to operate in accordance with 2G and 2.5G TDMA-based and 3G Standards, and (ii) infrastructure designed to operate in accordance with cdma2000 technology and its extensions up to a limited threshold amount. Under the terms of the patent license agreement, LG paid us $95.0 million in each of the first quarters of 2006, 2007, and 2008. The agreement expired at the end of 2010, at which time LG received a paid-up license to sell single-mode GSM/GPRS/EDGE terminal units under the patents included under the license, and became unlicensed as to all other products covered under the agreement. We recognized revenue associated with this agreement on a straight-line basis from the inception of the agreement until December 31, 2010. During 2010, we recognized $57.5 million of revenue associated with the LG patent license agreement.

### *Patent Infringement and Declaratory Judgment Proceedings*

From time to time, if we believe any party is required to license our patents in order to manufacture and sell certain digital cellular products and such party has not done so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the U.S. International Trade Commission ("USITC"). In a patent infringement lawsuit, we would typically seek damages for past infringement and an injunction against future infringement. In a USITC proceeding, we would typically seek an exclusion order to bar infringing goods from entry into the United States, as well as a cease and desist order to bar further sales of infringing goods that have already been imported into the United States. The response from the subject party can come in the form of challenges to the validity, enforceability, essentiality and/or applicability of our patents to their products. In addition, a party might file a declaratory judgment action to seek a court's declaration that our patents are invalid, unenforceable, not infringed by the other party's product, or are not essential. Our response to such a declaratory judgment action may include claims of infringement. When we include claims of infringement in a patent infringement lawsuit, a favorable ruling for the Company can result in the payment of damages for past sales, the setting of a royalty for future sales or issuance by the court of an injunction enjoining the manufacturer from manufacturing and/or selling the infringing product. As part of a settlement of a patent infringement lawsuit against a third party, we could typically seek to recover consideration for past infringement, and grant a license under the patent(s) in suit (as well as other patents) for future sales. Such a license could take any of the forms discussed above.

### *Contractual Arbitration Proceedings*

We and our customers, in the normal course of business, may have disagreements as to the rights and obligations of the parties under the applicable license agreement. For example, we could have a disagreement with a customer as to the amount of reported sales and royalties. Our license agreements typically provide for audit rights as well as private arbitration as the mechanism for resolving disputes. Arbitration proceedings can be resolved through an award rendered by the arbitrators or by settlement between the parties. Parties to arbitration might have the right to have the award reviewed in a court of competent jurisdiction. However, based on public policy favoring the use of arbitration, it is generally difficult to have arbitration awards vacated or modified. The party securing an arbitration award may seek to have that award converted into a judgment through an enforcement proceeding. The purpose of such a proceeding is to secure a judgment that can be used for, if need be, seizing assets of the other party.

***Technology Solutions Development***

We have designed, developed, and placed into operation a variety of advanced digital wireless technologies, systems, and products since our inception in the early 1970's. Over the course of our history, our strength has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems, and build technologies for those new requirements.

Today, our technology solutions development efforts support the development of advanced cellular technologies. This includes 3GPP LTE/LTE-Advanced technology and further development of WCDMA technologies, including HSPA+. Our development efforts also include adjacent wireless technologies within the wireless ecosystems and across the broad array of converged devices, networks, and services. Many of our technologies conform to applicable Standards and may also include proprietary implementations for which we seek patent protection.

We also develop advanced IEEE 802 wireless technologies, in particular technology related to WLAN and digital cellular applications that include data rate and latency improvements to IEEE 802.11, handover among different radio access technologies (IEEE 802.21) and wireless network management and security. For example, we have developed a mobility solution based on 802.21 that greatly improves handover performance between WiBro (a Korean version of mobile WiMAX) and UMTS networks.

We recorded expenses of $71.5 million, $64.0 million, and $98.9 million during 2010, 2009, and 2008, respectively, related to our research and development efforts. These efforts foster inventions that are the basis for many of our patents. As a result of such patents and related patent license agreements, in 2010, 2009, and 2008, we recognized $370.2 million, $287.6 million, and $216.5 million of patent licensing revenue, respectively. In addition, we offer technology solutions for inclusion into other products and services to support such technologies. In 2010, 2009, and 2008, we recognized technology solutions revenues totaling $24.3 million, $9.8 million, and $12.0 million, respectively.

*Continuing Technology and Standards Development*

Recognizing the need to continually improve data rates, coverage and capacity, work is currently underway within 3GPP on further evolution of the WCDMA Standards, including evolution of HSPA+ (evolved HSDPA/HSUPA) to downlink data rates of 160-480 Mbps and uplink data rates of approximately 24-30 Mbps.

In addition, work continues on a longer-term initiative, Evolved UTRA/UTRAN (UMTS Terrestrial Radio Access/ UMTS Terrestrial Radio Access Network), also known as LTE (R8 and R9) and LTE-Advanced (R10 and beyond). The objectives of this initiative are more ambitious, targeting peak data rates of 1 Gbps in the downlink and 500 Mbps in the uplink, improved spectrum efficiency, significantly reduced data latency, and scalable bandwidths from as low as 1.25 MHz to as high as 100 MHz.

We are actively participating in the HSPA+ (evolved HSDPA/HSUPA) LTE and SAE Standards activities and are continuing our internal projects that develop the technology necessary to support the new performance requirements.

We are currently developing technology solutions to solve the industry's challenge of providing enough bandwidth for smartphones, connected consumer devices, tablets, and netbooks. We have taken a broad approach to solve these challenges, which includes spectrum optimization and intelligent and optimized data delivery. We are developing technologies that will enable efficient multimedia content delivery across heterogeneous devices and networks to enable richer multimedia experience with optimal data usage. The current air interface evolution from WCDMA to LTE and beyond addresses peak data rate, but the discrepancy in data rate at the edge of the cell and center is growing rapidly. Our goal in technology development is to provide uniform coverage and peak performance across the cell. Also, we are developing technologies that will use the current network resources by dynamically allocating the best available combination of network and spectrum resources that responds to real-time changing network conditions to address specific Quality of Service needs of the application, by aggregating bandwidth across different networks and spectrums. In order to reduce the looming bandwidth supply/demand gap in mobile networks, our technology will enable aggregation, segregation, and offload of traffic.

For M2M applications, we are developing technologies to enable seamless interconnection for multiple Access types (Cellular, WLAN, WPAN) and M2M service architecture that can be managed by an operator. These technologies are being standardized in the IETF, ETSI, and 3GPP.

*Wireless LAN, Mobility, and Security*

As part of our broader technology development activities, we are developing solutions addressing WLAN technology and mobility between WLAN and cellular networks. These projects support activities within the IEEE 802, ITU, IETF, ETSI, and 3GPP. Technology development areas include improvements to the 802.11 PHY and MAC to increase peak data rates (i.e., IEEE 802.11n and future standards), handover between radio access technologies (i.e., IEEE 802.21), mesh networks, wireless network management, and wireless network and device security.

***Technology Solutions Arrangements***

*Infineon Technologies AG*

Between 2001 and 2006, we jointly developed and enhanced a 3G protocol stack with both HSDPA and HSUPA functionality for use in terminal units under a series of cooperative development, sales and alliance agreements with Infineon Technologies AG ("Infineon"). This 3G protocol stack has been commercially deployed and continues to be offered to mobile phone and semiconductor producers. The technology is operating on commercial networks around the world. We completed our development efforts under these agreements in 2008. We began to receive royalties from Infineon under these agreements in 2007.

*ST Ericsson (formerly ST-NXP Ericsson)*

In August 2005, we entered into an agreement with Philips Semiconductors (now ST Ericsson) to deliver our physical layer HSDPA technology solution to ST Ericsson for integration into its family of Nexperia™ cellular system chipsets. Under the agreement, we agreed to assist ST Ericsson with chip design and development, software modification, and system integration and testing to implement our HSDPA technology solution into the ST Ericsson chipset. Subsequent to our delivery of portions of our HSDPA technology solution, we agreed to provide ST Ericsson support and maintenance over an aggregate estimated period of approximately two years. We completed our development efforts under these agreements in 2008. ST Ericsson first reported royalties to us under this agreement in late 2009.

*SK Telecom*

As part of our technology development efforts, from time to time we develop technology solutions for customers that are complementary to our existing development programs. For example, in December 2006 we announced that SK Telecom ("SKT"), a leading Korean mobile communications company, had chosen InterDigital to develop an advanced mobility solution for nationwide session continuity. The mobility solution, based on IEEE 802.21 Standards, supports nationwide handover for SK Telecom's customers when moving between WiBro (a Korean version of mobile WiMAX) and UMTS networks throughout the country. Our solution, based on the IEEE 802.21 Standard for Media Independent Handoff ("MIH"), includes both the system design and the software solution for dual-mode WiBro/UMTS terminal units.

In January 2008, the Company and SK Telecom extended the collaboration to develop additional mobile wireless handover capability, adding features to enhance a seamless mobility between different radio technologies, including WiBro, UMTS, and cmda2000.

*Modem IP*

In 2010, we entered into several strategic relationships under which we delivered our SlimChip modem core for integration into our partners' chips for 3G and multimode mobile devices. In connection with these relationships, we also provided engineering support for the efficient integration of the SlimChip modem core into our partners' cellular products. During 2010, we recognized $14.7 million of technology transfer and engineering services revenue in connection with these agreements.

All of the above programs have provided validation of the technology and access to third party facilities and resources, and helped to broaden the awareness of the Company as a developer of advance wireless inventions.

***Future Technology Partnerships and Acquisitions***

As part of our internal research and development programs, we pursue a number of channels to investigate, develop, and acquire new architectures and technologies for wireless systems. These efforts include advanced air interface technologies and new technologies that may support new network architectures and interoperability techniques such as collaborative communications, cognitive radio, and seamless connectivity. For example, national and international university relationships have provided us with additional opportunities to explore new technologies and license intellectual property advancements that we sponsor. Other development areas include efforts to develop solutions that support more efficient wireless networks, a richer multimedia experience, and new mobile broadband capabilities. Focused on supporting the evolving "network of networks," we demonstrated a suite of innovations in spectrum optimization, cross-network connectivity and mobility, and intelligent data delivery techniques at the Mobile World Congress trade show in Barcelona, Spain in February 2011. To complement our internal research and development, we also have assembled a number of relationships with technology leaders within the wireless ecosystem and across the broadening domain of converged devices, networks, and services worldwide, and several of our partners participated in the technology demonstrations during the aforementioned trade show.

We maintain an active corporate development program that seeks further investment opportunities in technologies that can enhance the attractiveness and profitability of our technology solutions. We have also engaged in selective acquisitions to enhance our intellectual property portfolio and/or accelerate our time to market and expect to continue to do so.

**Competition**

Because of the unique nature of our patent portfolio, we do not compete in a traditional sense for customer relationships with other patent holders. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. In any device or piece of equipment that contains intellectual property, the manufacturer may need to obtain a license from multiple holders of intellectual property. In licensing our patent portfolio, we compete with other patent holders for a share of the royalties that may face practical limitations. We believe that licenses under a number of our patents are required to manufacture and sell 2G and 3G products as well as, more recently, 4G products. However, numerous companies also claim that they hold essential 2G, 3G and 4G patents. To the extent that multiple parties all seek royalties on the same product, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder. In the past, certain manufacturers have sought antitrust exemptions to act collectively on a voluntary basis. In addition, certain manufacturers have sought to limit aggregate 3G licensing fees or rates for essential patents.

In the last several years intellectual property has emerged as a strategically important asset class and a number of large patent acquisition transactions have taken place. As new participants such as Apple, Google and HTC have entered the wireless industry, the market for intellectual property has become increasingly competitive, with many large, well-capitalized companies pursuing wireless patent portfolios. We believe that our business model and our established licensing program provides us with an advantage in the evaluation and monetization of wireless-related intellectual property assets. Our expertise in licensing and our ability to license our strategy of licensing patents to multiple participants in the mobile communications market enables us to compete effectively with larger, traditional wireless companies looking to acquire patents for defensive reasons.

We compete in a wireless communications market characterized by rapid technological change, frequent product introductions, evolving industry Standards and, in many products, price erosion. We face competition from companies developing other and similar technologies, including existing companies with in-house development teams, such as Qualcomm, Ericsson and Nokia, and new competitors to the market. Many current and potential competitors may have advantages over us, including (i) longer operating histories and presence in key markets; (ii) greater name recognition; (iii) access to larger customer bases; (iv) economies of scale and cost structure advantages; and (v) greater financial, sales and marketing, manufacturing, distribution, technical, and other resources. The communications industry continues to be dominated by entities with substantial market share. That market share advantage provides pricing advantages, brand strength and technological influence. In addition, the combination of the market dynamics described above is driving many industry participants to consolidate. This consolidation may affect the timing or ability of third parties to license technology from us or may affect our customers' obligations under our patent license agreements. We also face competition from the in-house development teams at wireless device and semiconductor manufacturing companies and operators that could be developing technology that is competitive with our solutions that we may set forth into the Standards setting arena. In addition, new competitors may enter the market. Finally, as a greater proportion of wireless cellular devices incorporate traditional computing applications and IEEE wireless technologies (e.g., 802.11, 802.15, and 802.16), semiconductor companies that have traditionally focused on those technologies could enter the cellular market with competitive solutions.

## Employees

As of December 31, 2010, we had approximately 300 employees. None of our employees are represented by a collective bargaining unit.

## Geographic Concentrations

We have one reportable segment. As of December 31, 2010, substantially all of our revenue was derived from a limited number of customers based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and were not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our customers and the total revenue derived from each country for the periods indicated (in thousands):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Korea | $175,614 | $160,470 | $ 59,164 |
| Japan | 121,113 | 73,253 | 113,824 |
| Canada | 38,820 | 27,371 | 19,018 |
| Taiwan | 21,559 | 15,336 | 14,405 |
| United States | 18,953 | 9,361 | 9,814 |
| Germany | 10,292 | 10,394 | 6,106 |
| China | 6,305 | — | 3,238 |
| Other Europe | 1,877 | 1,196 | 2,751 |
| Other Asia | 12 | 23 | 149 |
| Total | $394,545 | $297,404 | $228,469 |

At December 31, 2010 and 2009, we held $138.4 million, or 99%, and $128.8 million, or 99%, respectively, of our property and equipment and patents in the United States, net of accumulated depreciation and amortization. We also held $0.2 million and $0.8 million, respectively, of property and equipment, net of accumulated depreciation, in Canada.

### Corporate Information

InterDigital's predecessor company was incorporated in 1972 under the laws of the Commonwealth of Pennsylvania and conducted its initial public offering in November 1981. Following an internal corporate reorganization in July 2007, InterDigital Communications Corporation converted into a limited liability company and became the wholly-owned operating subsidiary of InterDigital, Inc., a Pennsylvania corporation. InterDigital, Inc. is a holding company, and its various subsidiaries engage in technology research and development activities or in the prosecution, maintenance, enforcement, and licensing of patents. Our corporate headquarters and administrative offices are located in King of Prussia, Pennsylvania, USA. Our research and technology development teams are located in the following locations: King of Prussia, Pennsylvania, USA; Melville, New York, USA; San Diego, California, USA; and Montreal, Quebec, Canada.

Our Internet address is *www.interdigital.com,* where, in the "Investor Relations" section, we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, certain other reports and filings required to be filed under the Securities Exchange Act of 1934, as amended, and all amendments to those reports or filings as soon as reasonably practicable after such material is electronically filed with or furnished to the United States Securities and Exchange Commission ("SEC"). The information contained on or connected to our website is not incorporated by reference into this Form 10-K.

## Item 1A. *RISK FACTORS.*

We face a variety of risks that may affect our business, financial condition, operating results or any combination thereof. Although many of the risks and uncertainties discussed below are driven by factors that we cannot control or predict, you should carefully consider the identified risks and uncertainties and other information contained in this Form 10-K in evaluating our business and prospects and before making an investment decision with respect to our common stock. If any of the following risks or uncertainties occur or develop, our business, results of operations and financial condition could be adversely affected. In such an event, the market price of our common stock could decline, and you could lose all or part of your investment. The following discussion addresses those risks that management believes are the most significant and that may affect our business, financial condition or operating results, although there are other risks that could arise or may become more significant than anticipated.

### *Risks Relating to Our Revenue, Cash Flow, and Expenses*

#### Challenges Relating to Our Ability to Enter into New License Agreements Could Cause Our Revenue and Cash Flow to Decline.

We face challenges in entering into new patent license agreements. The strength of our patent portfolio is an important factor in securing new license agreements and accompanying revenues. We have a broad worldwide portfolio of pending and issued patents covering a variety of wireless technologies. However, certain of our inventions that we believe will be employed in current and future products, including 4G products, are the subject of patent applications where no patent has been issued to us yet by the relevant patent issuing authorities. There is no assurance that these applications will issue as patents, either at all or with claims that would be required by products in the market currently or in the future. In addition, during discussions with unlicensed companies, the strength of our patent portfolio may be challenged and significant negotiation issues arise from time to time. For example, in the ordinary course of negotiations, in response to our demand that prospective customers enter into a license agreement, such prospective customers have raised and may continue to raise a variety of arguments, including, but not limited to: (i) claims challenging the essential nature of our patents; (ii) claims that their products do not infringe certain of our patents or that certain of our patents are invalid or unenforceable; (iii) claims that not all of our patents are applicable to their products and, thus, certain patents should be excluded from the license; (iv) claims that our royalty base should be limited to discrete functionality; (v) claims that our royalty rates are not fair, reasonable or nondiscriminatory; (vi) claims that their products are already subject to a license; (vii) claims that another entity in the distribution chain is a more appropriate licensing target; and (viii) claims that they are indemnified by a third party. In addition, prospective customers may raise concerns regarding the potential impact that any litigation, arbitration or other proceeding in which we are involved may have on such prospective customers. We cannot assure that all prospective customers will be persuaded during negotiations to enter into a patent license agreement with us, either at all or on terms acceptable to us, and, as a result, our revenue and cash flow could materially decline.

**Our Revenue May Be Impacted by the Deployment of 4G or Other Technologies in Place of 2G and 3G Technologies or by the Need to Extend or Modify Certain Existing License Agreements to Cover Additional Later Patents.**

Although we own a growing portfolio of issued and pending patents related to 4G and non-cellular technologies, our patent portfolio licensing program in these areas is less established and may not be as successful in generating licensing income as our 2G and 3G licensing programs. Many wireless operators are investigating or have selected LTE (or to a lesser extent WiMax) as next-generation technologies for deployment in existing or future spectrum bands as complementary to their existing 2G or 3G networks. Although we believe that certain of our technology is, may be or may become essential to LTE and WiMax Standards, we may not be as successful in licensing 4G products as we have been in licensing 2G and 3G products or we may not achieve a level of royalty revenues on such 4G products that is comparable to that we have historically received on 2G and 3G products.

The licenses that we grant under our patent license agreements typically only cover products designated to operate in accordance with specified cellular technologies. As a result, we have patent license agreements that do not cover products designed to operate in accordance with technologies that have yet to be deployed or are in the early stages of deployment. For example, most of our patent licenses cover products designed to operate in accordance with GSM and/or WCDMA, but not LTE or Wi-Max. Also, we have patent license agreements with customers that now offer for sale products that were not sold by such customer at the time the patent license agreement was entered into and, thus, are not licensed by us. We do not derive patent licensing revenue from the sale of products by our customers that are not covered by a patent license agreement. In order to grant a patent license for any such products, we will need to extend or modify our patent license agreements or enter into new license agreements with such customers. We may not be able to modify these license agreements on financial terms acceptable agreeable to us, without affecting the other material terms and conditions of our license agreements with such customers, or at all. Further, such modifications may adversely affect our revenue on the sale of products covered by the license prior to modification.

**Our Revenue and Cash Flow Are Dependent Upon Our Customers' Sales and Market Conditions.**

A significant portion of our licensing revenues are running royalty-based and currently dependent on sales by our customers that are outside our control and that could be negatively affected by a variety of factors, including global and/or country-specific economic conditions, buying patterns of end users, competition for our customers' products and any decline in the sale prices our customers receive for their covered products. In addition, our operating results also could be affected by general economic and other conditions that cause a downturn in the market for the customers of our products or technologies. Our revenue and cash flow also could be affected by (i) the unwillingness of any customer to satisfy all of their royalty obligations on the terms or within the timeframe we expect or a decline in the financial condition of any customer or (ii) the failure of sales to meet market forecasts due to global economic conditions, political instability, competitive technologies or otherwise. It is also difficult to predict the timing and amount of licensing revenue associated with past infringement and new licenses and the timing, nature or amount of revenues associated with strategic partnerships. The foregoing factors are difficult to forecast and could adversely affect both our quarterly and annual operating results and financial condition. In addition, some of our patent license agreements provide for fixed payments or prepayments that cover our customers' future sales for a specified period and reduce future cash receipts from those customers. As a result, our cash flow has historically fluctuated from period to period. Depending upon the payment structure of any new patent license agreements into which we may enter, such cash flow fluctuations may continue in the future.

**Royalty Rates Could Decrease for Future License Agreements.**

Royalty payments to us under future license agreements could be lower than anticipated. Certain customers and others in the wireless industry, individually and collectively, are demanding that royalty rates for patents be lower than historic royalty rates. There is also increasing downward pricing pressure on certain products that we believe implement our patented inventions. In addition, a number of companies have made claims as to the essential nature of their patents with respect to products for the cellular market. The increasing pricing pressure, as well as the number of patent holders of cellular technologies, could result in a decrease in the royalty rates we receive for use of our patented inventions, thereby decreasing future anticipated revenue and cash flow.

**Our Revenues Are Derived Primarily from a Limited Number of Customers.**

The mobile device market is very concentrated. As a result, we earn a significant amount of our revenues from a limited number of customers, and we expect that a significant portion of our revenues will continue to come from a limited number of customers for the foreseeable future. For example, in 2010, Samsung and LG comprised approximately 26% and 15% of our total revenues, respectively. In the event that one or more of our significant customers fail to meet their payment or reporting obligations under their respective license agreements, we lose any of these customers or our revenues from these customers significantly decline, our future revenue and cash flow could be materially adversely affected.

**Delays in Renewing or an Inability to Renew Existing License Agreements Could Cause Our Revenue and Cash Flow to Decline.**

Many of our license agreements have fixed terms. We endeavor to renew license agreements with fixed terms prior to the expiration of the license agreements and, based on various factors, including the technology and business needs and competitive positions of our customers, we may not be able to renegotiate the license agreements on acceptable terms before the expiration of the license agreement, on acceptable terms after the expiration of the license agreement, or at all. If there is a delay in renegotiating and renewing a license agreement prior to its expiration, there could be a gap in time during which we may be unable to recognize revenue from that customer or we may be forced to renegotiate and renew the license agreement on terms that are more favorable to such customer, and, as a result, our revenue and cash flow could be materially adversely affected. In addition, if we fail to renegotiate and renew our license agreements at all, we could lose existing customers, and our revenue and cash flow could be materially adversely affected.

**It Can Be Difficult for Us to Verify Royalty Amounts Owed to Us Under Our Licensing Agreements, and This May Cause Us to Lose Potential Revenue.**

The standard terms of our license agreements require our customers to document the sale of licensed products and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our customers to verify this information, audits can be expensive, time consuming, incomplete and subject to dispute. From time to time, we audit certain of our customers to verify independently the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty revenues to which we are entitled under the terms of our license agreements, but we cannot give assurances that these audits will be numerous enough and/or effective to that end.

**Challenges in Defending and Enforcing Our Patent Rights Could Cause Our Revenue and Cash Flow to Decline.**

Major telecommunications equipment manufacturers have challenged, and we expect will continue to challenge the infringement, validity and enforceability of certain of our patents. In some instances, certain of our patent claims could be substantially narrowed or declared invalid, unenforceable, not essential or not infringed. We cannot assure that the validity and enforceability of our patents will be maintained or that certain of our patents will be determined to be applicable to any particular product or Standard. Moreover, third parties could attempt to circumvent certain of our patents through design changes. Any significant adverse finding as to the validity, enforceability or scope of certain of our patents and/or any successful design-around of certain patents could result in the loss of patent licensing revenue from existing customers, through termination or modification of agreements or otherwise, and could substantially impair our ability to secure new patent licensing arrangements, either at all or on beneficial terms.

**Consolidation in the Wireless Communications Industry Could Adversely Affect Our Business.**

The wireless communications industry has experienced consolidation of participants and sales of participants or their businesses, and these trends may continue. Any concentration or sale within the wireless industry may reduce the number of licensing opportunities or, in some instances, result in the reduction, loss or elimination of existing royalty obligations. Further, if wireless carriers consolidate with companies that utilize technologies that are competitive with our technologies or that are not covered by our patents, we could lose market opportunities, which could negatively impact our revenues and financial condition.

**Due to the Nature of Our Business, We Could Be Involved in a Number of Litigation, Arbitration and Administrative Proceedings to Enforce Our Intellectual Property Rights.**

While some companies seek licenses before they commence manufacturing and/or selling devices that use our patented inventions, most do not. Consequently, we approach companies and seek to establish license agreements for using our inventions. We expend significant time and effort identifying potential users of our inventions and negotiating license agreements with companies that may be reluctant to take licenses. However, if we believe that a third party is required to take a license to our patents in order to manufacture, sell, offer for sale, import, or use products, we may commence legal or administrative action against the third party if they refuse to enter into a license agreement with us. In turn, we could face counterclaims that challenge the essential nature of our patents, that our patents are invalid, unenforceable or not infringed or that our royalty rates are other than fair, reasonable and nondiscriminatory. As a result of enforcing our patents, we could be subject to significant legal fees and costs, including the costs and fees of opposing counsel in certain jurisdictions if we are unsuccessful. In addition, litigation, arbitration and administrative proceedings require significant key employee involvement for significant periods of time, which could divert these employees from other business activities.

In addition, the cost of enforcing and defending our intellectual property has been and may continue to be significant. Litigation may be required to enforce our intellectual property rights, protect our trade secrets, enforce patent license and confidentiality agreements or determine the validity, enforceability and scope of proprietary rights of others. In addition, third parties could commence litigation against us seeking to invalidate our patents or obtain a determination that our patents are not infringed, are not essential, are invalid or are unenforceable. As a result of any such litigation, we could lose our proprietary rights or incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could require significant amounts of time by key members of executive management and other personnel.

***Risks Related to Our Business Operations, Strategy, Markets and Competition***

**We Depend on Key Senior Management, Engineering, Patent, and Licensing Resources.**

Our future success depends largely upon the continued service of our directors, executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel with specialized patent, licensing, engineering and other skills. The market for such talent in our industry is extremely competitive. In particular, competition exists for qualified individuals with expertise in patents and in licensing and with significant engineering experience in cellular and air interface technologies. Our ability to attract and retain qualified personnel could be affected by any adverse decisions in any litigation or arbitration, by our ability to offer competitive cash and equity compensation and work environment conditions and by the geographical location of our various offices. The failure to attract and retain such persons with relevant and appropriate experience could interfere with our ability to enter into new license agreements and undertake additional technology and product development efforts, as well as our ability to meet our strategic objectives.

**We Face Risks from Doing Business in International Markets.**

A significant portion of our customers are international, and our customers sell their products to markets throughout the world. Accordingly, we could be subject to the effects of a variety of uncontrollable and changing factors, including, but not limited to: difficulty in protecting our intellectual property in foreign jurisdictions; enforcing contractual commitments in foreign jurisdictions or against foreign corporations; government regulations, tariffs and other applicable trade barriers; currency control regulations and variability in the value of the U.S. dollar against foreign currency; social, economic and political instability; natural disasters, acts of terrorism, widespread illness and war; potentially adverse tax consequences; and general delays in remittance of and difficulties collecting non-U.S. payments. In addition, we also are subject to risks specific to the individual countries in which we and our customers do business.

**Our Industry Is Subject to Rapid Technological Change, Uncertainty and Shifting Market Opportunities.**

Our success depends, in part, on our ability to define and keep pace with changes in industry Standards, technological developments and varying customer requirements. Changes in industry Standards and needs could adversely affect the development of, and demand for, our technology, rendering our technology currently under development obsolete and unmarketable. The patents and applications comprising our portfolio have fixed terms, and, if we fail to anticipate or respond adequately to these changes through the development or acquisition of new patentable inventions, patents or other technology, we could miss a critical market opportunity, reducing or eliminating our ability to capitalize on our patents, technology solutions or both.

**Our Technologies May Not Be Adopted By the Market or Widely Deployed.**

We invest significant engineering resources in the development of advanced wireless technology and related solutions. These investments may not be recoverable or may not result in meaningful revenue if products based on the technologies in which we invest are not widely deployed. Competing digital wireless technologies could reduce the opportunities for deployment of technologies we develop. If the technologies in which we invest are not adopted in the mainstream markets or within time periods we expect, or if we are unable to secure partner support for our technologies, our business, financial condition and operating results could be adversely affected.

**We May Engage in Acquisitions or Strategic Transactions or Make Investments That Could Result in Significant Changes or Management Disruption and Fail to Enhance Shareholder Value.**

We continue to evaluate and may acquire businesses, technology and/or intellectual property, enter into joint ventures or other strategic transactions and purchase equity and debt securities in other entities, including minority equity interests and corporate bonds/notes in publicly-traded and privately-held companies. In some cases, such strategic investments may serve as consideration for a license in lieu of cash royalties. Most strategic investments entail a high degree of risk and will not become liquid until more than one year from the date of investment, if at all. Acquisitions or strategic investments may not generate financial returns or result in increased adoption or continued use of our technologies. In addition, other investments may not generate financial returns or may result in losses due to market volatility, the general level of interest rates and inflation expectations. We could make strategic investments in early-stage companies, which require us to consolidate or record our share of the earnings or losses of those companies. Our share of any such losses may adversely affect our financial results until we exit from or reduce our exposure to these investments.

Achieving the anticipated benefits of acquisitions depends in part upon our ability to integrate the acquired businesses in an efficient and effective manner. The integration of acquired companies may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. We cannot assure you that the integration of acquired businesses with our business will result in the realization of the full benefits we anticipate to result from such acquisitions. We may not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and we may be subject to liabilities that are not covered by the indemnification protection we may obtain.

**The High Amount of Capital Required to Obtain Radio Frequency Licenses, Deploy and Expand Wireless Networks and Obtain New Subscribers Could Slow the Growth of the Wireless Communications Industry and Adversely Affect Our Business.**

Our growth is dependent upon the increased use of wireless communications services that utilize our technology. In order to provide wireless communications services, wireless operators must obtain rights to use specific radio frequencies. The allocation of frequencies is regulated in the United States and other countries throughout the world, and limited spectrum space is allocated to wireless communications services. Industry growth may be affected by the amount of capital required to obtain licenses to use new frequencies, deploy wireless networks to offer voice and data services, expand wireless networks to grow voice and data services and obtain new subscribers. The significant cost of licenses, wireless networks and subscriber additions may slow the growth of the industry if wireless operators are unable to obtain or service the additional capital necessary to implement or expand advanced wireless networks. The growth of our business could be adversely affected if this occurs.

**Market Projections and Data Are Forward-Looking in Nature.**

Our strategy is based on our own projections and on analyst, industry observer and expert projections, which are forward-looking in nature and are inherently subject to risks and uncertainties. The validity of their and our assumptions, the timing and scope of wireless markets, economic conditions, customer buying patterns, timeliness of equipment development, pricing of products, growth in wireless telecommunications services that would be delivered on wireless devices and availability of capital for infrastructure improvements could affect these predictions. In addition, market data upon which we rely is based on third party reports that may be inaccurate. The inaccuracy of any of these projections and/or market data could adversely affect our operating results and financial condition.

**The Markets for Our Technology Solutions May Fail to Materialize in the Manner We Expect.**

We are positioning our current development projects for the evolving advanced digital wireless markets. Certain of these markets may continue to develop at a slower rate or pace than we expect and may be of a smaller size than we expect. In addition, there could be fewer applications for our technology and products than we expect. The development of advanced wireless markets also could be affected by general economic conditions, customer buying patterns, timeliness of equipment development, pricing of advanced wireless infrastructure and mobile devices, rate of growth in telecommunications services and the availability of capital for, and the high cost of, radio frequency licenses and infrastructure improvements. Failure of the markets for our technologies and/or our products to materialize to the extent or at the rate we expect could reduce our opportunities for sales and licensing and could materially adversely affect our long-term business, financial condition and operating results.

**We Face Competition from Companies with Greater Resources.**

Competition in the wireless telecommunications industry is intense. We face competition from companies developing other and similar technologies, including existing companies with in-house development teams, such as Qualcomm, Ericsson and Nokia, and new competitors to the market. Many current and potential competitors may have advantages over us, including: (i) longer operating histories and presence in key markets; (ii) greater name recognition; (iii) access to larger customer bases; (iv) economies of scale and cost structure advantages; and (v) greater financial, sales and marketing, manufacturing, distribution, technical and other resources.

**Our Technology Development Activities May Experience Delays.**

We may experience technical, financial, resource or other difficulties or delays related to the further development of our technologies. Delays may have adverse financial effects and may allow competitors with comparable technology offerings to gain a commercial advantage over us. There can be no assurance that we will continue to have adequate staffing or that our development efforts will ultimately be successful. Moreover, certain of our technologies have not been fully tested in commercial use, and it is possible that they may not perform as expected. In such cases, our business, financial condition and operating results could be adversely affected, and our ability to secure new customers and other business opportunities could be diminished.

**We Rely on Relationships with Third Parties to Develop and Deploy Technology Solutions.**

Successful exploitation of our technology solutions is partially dependent on the establishment and success of relationships with equipment producers and other industry participants. Delays or failure to enter into licensing or other relationships to facilitate technology development efforts or delays or failure to enter into technology licensing agreements to secure integration of additional functionality could impair our ability to introduce into the market portions of our technology and resulting products, cause us to miss critical market windows or impair our ability to remain competitive.

*Other Risks*

**The Outcome of Potential Domestic Patent Legislation, USPTO Rule Changes, International Patent Rule Changes and Third Party Legal Proceedings May Affect Our Patent Costs and Patent Prosecution, Licensing and Enforcement Strategies.**

Changes to certain U.S. and international patent laws and regulations may occur in the future, some or all of which may affect our patent costs, the scope of future patent coverage we secure and remedies we may be awarded in patent litigation, and may require us to reevaluate and modify our patent prosecution, licensing and enforcement strategies. In addition, the potential effect of rulings in legal proceedings among third parties may affect our patent prosecution, licensing, and enforcement efforts. We continue to monitor and evaluate our prosecution, licensing and enforcement strategies with regard to these developments; however, any resulting change in such strategies may have an adverse impact on our business and financial condition.

**The Price of Our Common Stock Could Continue to be Volatile.**

Historically, we have had large fluctuations in the price of our common stock, and such fluctuations could continue. From January 1, 2006 to February 25, 2011, our common stock has traded as low as $16.20 per share and as high as $58.64 per share. Factors that may contribute to fluctuations in our stock price include, but are not limited to: general stock market conditions; general market conditions for the wireless communications industry; changes in recommendations of securities analysts; investor perceptions as to the likelihood of achievement of near-term goals; changes in market share of significant customers; announcements concerning litigation, arbitration and other legal proceedings in which we are involved; announcements concerning licensing and product matters; strategic transactions, such as spin-offs, joint ventures and acquisitions or divestitures; and our operating results.

**Our Stockholders May Not Receive the Level of Dividends Provided for in Our Divided Policy or Any Dividend at All, and Any Decrease in or Suspension of the Dividend Could Cause Our Stock Price to Decline.**

Our initial dividend policy, adopted and announced in December 2010, contemplates the payment of a regular quarterly cash dividend of $0.10 per share on the Company's outstanding common stock. We expect to continue to pay quarterly cash dividends on our common stock at the rate set forth in our current dividend policy. However, the dividend policy and the payment of future cash dividends under the policy are subject to the final determination each quarter by our Board of Directors that (i) the dividend will be made in compliance with laws applicable to the declaration and payment of cash dividends, including Section 1551(b) of the Pennsylvania Business Corporation Law, and (ii) the policy remains in the best interests of the Company, which determination will be based on a number of factors, including the Company's earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by the Board of Directors. Given these considerations, our Board of Directors may increase or decrease the amount of the dividend at any time and may also decide to suspend or discontinue the payment of cash dividends in the future. Any decrease in the amount of the dividend, or suspension or discontinuance of payment of a dividend, could cause our stock price to decline.

**Approved Stock Repurchase Programs May Not Result in a Positive Return of Capital to Stockholders.**

Our approved stock repurchases may not return value to stockholders because the market price of the stock may decline significantly below the levels at which we repurchased shares of stock. Stock repurchase programs are intended to deliver stockholder value over the long term, but stock price fluctuations can reduce the effectiveness of such programs.

**Changes to Our Tax Assets or Liabilities Could Have an Adverse Effect on Our Consolidated Financial Condition or Results of Operations.**

The calculation of tax assets and liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service (IRS) and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings and foreign tax liability and withholding. With our January 1, 2007 adoption of the guidance for accounting for uncertainty in income taxes, certain tax contingencies are recognized when they are determined to be more likely than not to occur. Although we believe we have adequately recorded tax assets and accrued for tax contingencies that meet this criterion, we may not fully recover our tax assets or may be required to pay taxes in excess of the amounts we have accrued. As of December 31, 2010 and 2009, there were certain tax contingencies that did not meet the applicable criteria to record an accrual. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have an adverse effect on our consolidated financial condition or results of operations.

**Currency Fluctuations Could Negatively Affect Future Product Sales or Royalty Revenues or Increase the U.S. Dollar Cost of Our Activities and International Strategic Investments.**

We are exposed to risk from fluctuations in currencies, which may change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates may negatively affect our business due to a number of situations, including the following:

- If the effective price of products sold by our customers were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for the products could fall, which in turn would reduce our royalty revenues.
- Assets or liabilities of our consolidated subsidiaries may be subject to the effects of currency fluctuations, which may affect our reported earnings. Our exposure to foreign currencies may increase as we expand into new markets.
- Certain of our operating and investing costs, such as foreign patent prosecution, are based in foreign currencies. If these costs are not subject to foreign exchange hedging transactions, strengthening currency values in selected regions could adversely affect our near-term operating expenses, investment costs and cash flows. In addition, continued strengthening of currency values in selected regions over an extended period of time could adversely affect our future operating expenses, investment costs and cash flows.

**Unauthorized Use or Disclosure of Our Confidential Information Could Adversely Affect Our Business.**

We enter into contractual relationships governing the protection of our confidential and proprietary information with our employees, consultants and prospective and existing customers and strategic partners. If we are unable to detect in a timely manner the unauthorized use or disclosure of our proprietary or other confidential information or if we are unable to enforce our rights under such agreements, the misappropriation of such information could harm our business.

**If Wireless Handsets Are Perceived to Pose Health and Safety Risks, Demand for Products of Our Customers Could Decrease.**

Media reports and certain studies have suggested that radio frequency emissions from wireless handsets may be linked to health concerns, such as brain tumors, other malignancies and genetic damage to blood, and may interfere with electronic medical devices, such as pacemakers, telemetry and delicate medical equipment. Growing concerns over radio frequency emissions, even if unfounded, could discourage the use of wireless handsets and cause a decrease in demand for the products of our customers. In addition, concerns over safety risks posed by the use of wireless handsets while driving and the effect of any resulting legislation could reduce demand for the products of our customers.

## Item 1B. *UNRESOLVED STAFF COMMENTS.*

None.

## Item 2. *PROPERTIES.*

We own, subject to a mortgage, our corporate headquarters, which is located in King of Prussia, Pennsylvania and consists of approximately 52,000 square feet of administrative office and research space. We are also a party to a lease, scheduled to expire in November 2012, for approximately 56,125 square feet of administrative office and research space in Melville, New York, 11,315 square feet of which have been subleased for the duration of the lease term. In addition, we are a party to a lease for approximately 17,277 square feet of administrative office and research space in Montreal, Quebec, Canada. This lease, originally for 20,312 square feet, was scheduled to expire in June 2011. In December 2010, we entered into an amendment to such lease, pursuant to which, effective January 31, 2011, we surrendered 3,035 square feet of space and extended the lease term through June 2016. In first quarter 2011, we entered into a lease for approximately 5,100 square feet of research and corporate development space in San Diego, California. This lease expires in May 2014. These four facilities are the principal locations for our technology development activities.

## Item 3. *LEGAL PROCEEDINGS.*

### Nokia USITC Proceeding

In August 2007, InterDigital filed a complaint with the USITC against Nokia Corporation and Nokia, Inc. (collectively, "Nokia") alleging that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and fourth patent, respectively, were added to our complaint against Nokia. The complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

Nokia then unsuccessfully sought to terminate or stay the USITC investigation against it on the ground that Nokia and we must first arbitrate an alleged dispute as to whether Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. After that effort failed, Nokia sought and obtained a preliminary injunction in the U.S. District Court for the Southern District of New York preventing us from proceeding in the USITC against Nokia. Shortly after the issuance of the preliminary injunction, the Nokia USITC investigation was stayed, and the Nokia investigation was de-consolidated from an investigation we had earlier initiated against Samsung in the USITC, which permitted the Samsung USITC investigation to move forward.

In July 2008, the United States Court of Appeals for the Second Circuit reversed the preliminary injunction obtained by Nokia. In September 2008, the Administrative Law Judge lifted the stay in the Nokia USITC investigation. In March 2009, the U.S. District Court for the Southern District of New York dismissed Nokia's claims relating to its alleged license dispute.

The evidentiary hearing in the Nokia USITC investigation was held from May 26, 2009 through June 2, 2009. On August 14, 2009, the Administrative Law Judge issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that our patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the USITC, the Administrative Law Judge recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components as well as the issuance of appropriate cease and desist orders. On August 31, 2009, we filed a petition for review of certain issues raised in the August 14, 2009 Initial Determination. On that same date, Nokia also filed a contingent petition for review of certain issues in the Initial Determination. Responses to both petitions were filed on September 8, 2009.

On October 16, 2009, the USITC issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the Administrative Law Judge's determination of no violation and terminated the investigation.

On November 30, 2009, InterDigital filed with the United States Court of Appeals for the Federal Circuit a petition for review of certain rulings by the USITC. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Court in January 2010. In our appeal, we seek reversal of the USITC's claim constructions and non-infringement findings with respect to certain claim terms in U.S. Patent Nos. 7,190,966 and 7,286,847, vacatur of the USITC's determination of no Section 337 violation, and a remand for further proceedings before the USITC. Nokia and the USITC argue in their appeal briefs that the USITC correctly construed the claim terms asserted by us in our appeal and that the USITC properly determined that Nokia did not infringe the patents on appeal. Nokia also argues that the USITC's finding of noninfringement should be affirmed based on an additional claim term. Nokia further argues that the USITC erred in finding that we could satisfy the domestic industry requirement based solely on our patent licensing activities and without proving that an article in the United States practices the claimed inventions, and that the USITC's finding of no Section 337 violation should be affirmed on that additional basis. On January 13, 2011, the Court heard oral argument in the appeal. The Court has not yet issued a decision in the appeal. Refer to Note 8 to our Consolidated Financial Statements for further discussion regarding the Nokia proceedings.

**Nokia Delaware Proceeding**

In January 2005, Nokia filed a complaint in the U.S. District Court for the District of Delaware ("Delaware District Court") against InterDigital Communications Corporation (now IDC) and ITC (for purposes of the Nokia Delaware Proceeding described herein, IDC and ITC are collectively referred to as "InterDigital," "we," or "our"), alleging that we have used false or misleading descriptions or representations regarding our patents' scope, validity, and applicability to products built to comply with 3G wireless phone Standards ("Nokia Delaware Proceeding"). Nokia's amended complaint seeks declaratory relief, injunctive relief and damages, including punitive damages, in an amount to be determined. We subsequently filed counterclaims based on Nokia's licensing activities as well as Nokia's false or misleading descriptions or representations regarding Nokia's 3G patents and Nokia's undisclosed funding and direction of an allegedly independent study of the essentiality of 3G patents. Our counterclaims seek injunctive relief as well as damages, including punitive damages, in an amount to be determined.

On December 10, 2007, pursuant to a joint request by the parties, the Delaware District Court entered an order staying the proceedings pending the full and final resolution of InterDigital's USITC investigation against Nokia. Specifically, the full and final resolution of the USITC investigation includes any initial or final determinations of the Administrative Law Judge overseeing the proceeding, the USITC, and any appeals therefrom. Pursuant to the order, the parties and their affiliates are generally prohibited from initiating against the other parties, in any forum, any claims or counterclaims that are the same as the claims and counterclaims pending in the Nokia Delaware Proceeding, and should any of the same or similar claims or counterclaims be initiated by a party, the other parties may seek dissolution of the stay.

Except for the Nokia Delaware Proceeding and the Nokia Arbitration Concerning Presentations (described below), the order does not affect any of the other legal proceedings between the parties, including the Nokia USITC Proceeding (described above).

**Nokia Arbitration Concerning Presentations**

In November 2006, InterDigital Communications Corporation (now IDC) and ITC filed a request for arbitration with the International Chamber of Commerce against Nokia ("Nokia Arbitration Concerning Presentations"), claiming that certain presentations Nokia has attempted to use in support of its claims in the Nokia Delaware Proceeding are confidential and, as a result, may not be used in the Nokia Delaware Proceeding pursuant to the parties' agreement.

The December 10, 2007 order entered by the Delaware District Court to stay the Nokia Delaware Proceeding (described above) also stayed the Nokia Arbitration Concerning Presentations pending the full and final resolution of the USITC investigation against Nokia as described above.

**Item 4.** ***[REMOVED AND RESERVED]***

## PART II

**Item 5.** ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

### Market Information

The principal market for our common stock is the NASDAQ Stock Market ("NASDAQ"). The following table sets forth the range of the high and low sales prices of our common stock for each quarterly period in 2010 and 2009, as reported by NASDAQ.

| | High | Low |
|---|---|---|
| 2010 | | |
| First quarter | $28.34 | $23.37 |
| Second quarter | 29.98 | 22.30 |
| Third quarter | 29.66 | 23.73 |
| Fourth quarter | 43.35 | 28.90 |

| | High | Low |
|---|---|---|
| 2009 | | |
| First quarter | $33.69 | $20.43 |
| Second quarter | 29.75 | 23.22 |
| Third quarter | 31.79 | 20.64 |
| Fourth quarter | 27.20 | 18.41 |

### Holders

As of February 21, 2011, there were approximately 1,125 holders of record of our common stock.

### Dividends

Prior to 2011, we had not paid any cash dividends on our shares of common stock. In fourth quarter 2010, our Board of Directors approved the Company's initial dividend policy and declared the first quarterly cash dividend of $0.10 per share, which was paid on February 2, 2011 to shareholders of record of the Company's common stock on January 12, 2011. We currently expect to continue to pay comparable cash dividends in the future; however, continued payment of cash dividends and changes in the Company's dividend policy will depend on the company's earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions, and other factors considered relevant by our Board of Directors.

**Performance Graph**

The following graph compares five-year cumulative total returns of the Company, the NASDAQ Composite Index and the NASDAQ Telecommunications Stock Index. The graph assumes $100 was invested in the common stock of InterDigital and each index as of December 31, 2005 and that all dividends were re-invested. During this period, InterDigital did not pay any dividends on its common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among InterDigital Inc., the NASDAQ Composite Index
And the NASDAQ Telecommunications Index
DOLLARS
250
200
150
100
50
0
12/05
12/06
12/07
12/08
12/09
12/10
InterDigital Inc.
NASDAQ Composite
NASDAQ Telecommunications


| | 12/05 | 12/06 | 12/07 | 12/08 | 12/09 | 12/10 |
|---|---|---|---|---|---|---|
| **InterDigital, Inc.** | **100.00** | **183.13** | **127.35** | **150.11** | **144.98** | **227.29** |
| **NASDAQ Composite** | **100.00** | **111.74** | **124.67** | **73.77** | **107.12** | **125.93** |
| **NASDAQ Telecommunications** | **100.00** | **131.50** | **146.22** | **85.43** | **118.25** | **129.78** |

**Issuer Purchases of Equity Securities**

***Repurchase of Common Stock***

There were no repurchases of common stock during 2010.

## Item 6. *SELECTED FINANCIAL DATA.*

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| | (in thousands except per share data) | | | | |
| **Consolidated statements of operations data:** | | | | | |
| Revenues(a) | $394,545 | $297,404 | $228,469 | $234,232 | $ 480,466 |
| Income from operations(b) | $235,873 | $113,889 | $ 36,533 | $ 23,054 | $ 336,416 |
| Income tax provision(c) | $ (84,831) | $ (25,447) | $ (13,755) | $ (11,999) | $(124,389) |
| Net income applicable to common shareholders | $153,616 | $ 87,256 | $ 26,207 | $ 20,004 | $ 225,222 |
| Net income per common share — basic(d) | $ 3.48 | $ 2.02 | $ 0.58 | $ 0.42 | $ 4.22 |
| Net income per common share — diluted(d) | $ 3.43 | $ 1.97 | $ 0.57 | $ 0.40 | $ 4.04 |
| Weighted average number of common shares outstanding — basic(d) | 44,084 | 43,295 | 44,928 | 47,766 | 53,426 |
| Weighted average number of common shares outstanding — diluted(d) | 44,824 | 44,327 | 45,964 | 49,489 | 55,778 |
| **Consolidated balance sheet data:** | | | | | |
| Cash and cash equivalents | $215,451 | $210,863 | $100,144 | $ 92,018 | $ 166,385 |
| Short-term investments | 326,218 | 198,943 | 41,516 | 85,449 | 97,581 |
| Working capital | 440,996 | 449,762 | 114,484 | 214,229 | 332,574 |
| Total assets | 874,643 | 908,485 | 405,768 | 534,885 | 564,076 |
| Total debt | 468 | 1,052 | 2,929 | 3,717 | 1,572 |
| Total shareholders' equity | $353,116 | $169,537 | $ 87,660 | $137,067 | $ 275,476 |

(a) In 2006, we recognized $253.0 million of revenue related to the resolution of disputes with Nokia regarding our 1999 Patent License Agreement.

(b) In 2009, our income from operations included charges of $38.6 million associated with actions to reposition the Company's operations. In 2008, the Company recognized a $3.9 million non-recurring benefit associated with a reduction in a contingent liability, and, in 2007, the Company recognized non-recurring charges totaling $24.4 million associated with increases to contingent liabilities.

(c) In 2009, our income tax provision included a benefit of approximately $16.4 million, primarily related to the recognition of foreign tax credits. See Note 13 to the Consolidated Financial Statements for further discussion on these foreign tax credits.

(d) As discussed in Note 1 to the Consolidated Financial Statements, during 2009 and first three quarters 2010, we incorrectly included restricted stock units ("RSUs") as participating securities in our computation of Earnings Per Share ("EPS"). Our RSUs participate in dividends, but, because the participation right is forfeitable, they should not have been classified as "participating securities" for purposes of our EPS calculation. Although we believe that the incorrect EPS amounts were not material with respect to any prior annual or interim periods, we have reclassified the RSUs as non-participating securities and have presented revised EPS figures in the accompanying financial statements, as well as within this Item 6.

## Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

### OVERVIEW

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements, and the notes thereto contained in this Form 10-K. Please refer to the Glossary of Terms immediately following the Table of Contents for a listing and detailed description of the various technical, industry, and other defined terms that are used in this Form 10-K.

## Business

InterDigital provides advanced technologies that enable wireless communications. Since our founding in 1972, we have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks. We are a leading contributor of intellectual property to the wireless communications industry and currently hold through wholly owned subsidiaries a portfolio of approximately 1,300 U.S. and approximately 7,500 non-U.S. patents related to the fundamental technologies that enable wireless communications. Included in our portfolio are a number of patents and patent applications that we believe are or may be essential or may become essential to cellular and other wireless Standards, including 2G, 3G, 4G and the IEEE 802 suite of Standards. We believe that companies making, using or selling products based on these Standards, which includes all major manufacturers of mobile handsets, require a license under our essential patents and will require licenses under essential patents that may issue from our pending patent applications. Products incorporating our patented inventions include: mobile devices, such as cellular phones, tablets, notebook computers and wireless personal digital assistants; wireless infrastructure equipment, such as base stations; and components, dongles and modules for wireless devices. In 2010, we believe we recognized revenue from over half of all 3G mobile devices sold worldwide, including those sold by leading mobile communications companies such as Apple, HTC, LG Electronics, Research in Motion and Samsung Electronics.

We develop advanced technologies that we expect will improve the wireless user's experience and enable the delivery of a broad array of information and services. This includes next-generation wireless air interfaces and technologies to enhance connectivity and mobility across networks and devices and technologies that support a more efficient transportation of information. We actively participate in, and contribute our technology solutions to, worldwide organizations responsible for the development and approval of Standards to which digital cellular and IEEE 802-compliant products and services are built, and our contributions are often incorporated into such Standards. We offer licenses to our patents to equipment producers that manufacture, use and sell digital cellular and IEEE 802-related products. In addition, we offer for license or sale our mobile broadband modem solutions (modem IP, know-how, and reference platforms) to mobile device manufacturers, semiconductor companies, and other equipment producers that manufacture, use and sell digital cellular products.

We have built our suite of technology and patent offerings primarily through internal development, and also through participation in joint development projects with other companies, as well as select acquisitions. We have assembled a number of leading technology partners that share our vision and complement our internal research and development efforts. Currently, we generate revenues primarily from royalties received under our patent license agreements. We also generate revenues by licensing our technology solutions and providing related development support.

In 2010, 2009, and 2008, our total revenues were $394.5 million, $297.4 million, and $228.5 million, respectively, and our patent licensing revenues were $370.2 million, $287.6 million, and $216.5 million, respectively. Patent licensing revenue made up at least 94% of our total revenues in each period.

In 2010, the amortization of fixed fee royalty payments accounted for approximately 53% of our patent licensing revenues. These fixed fee revenues are not affected by the related customers' success in the market or the general economic climate. The majority of the remaining portion of our patent licensing revenue is variable in nature due to the per-unit structure of the related license agreements. Approximately 54% of this per-unit variable portion for 2010 related to sales of product by Japanese customers for whom the majority of the sales are within Japan. As a result, our per-unit variable patent license royalties have been, and will continue to be, largely influenced by sales within the Japanese market.

### *Patent License Agreements*

In first quarter 2010, we entered into a worldwide, non-exclusive patent license agreement with Casio Hitachi Mobile Communications Co., Ltd. ("CHMC"). The patent license agreement covers the sale by CHMC of all wireless end-user terminal devices compliant with 2G and 3G cellular standards through June 1, 2010. In 2010, we recognized revenue totaling $33.0 million, including $28.8 million related to past sales, in connection with the CHMC agreement.

Also in 2010, we signed three additional patent license agreements and expanded an existing patent license agreement. In connection with these agreements, we have received or will be due a total of $47.3 million. In addition, in 2010, we entered into a number of non-exclusive, non-transferrable, royalty-bearing patent license agreements in connection with technology transfer agreements.

***Patent Licensing Royalties***

Patent license royalties in 2010 of $370.2 million increased 29% from the prior year and represented the most significant portion of our total revenue of $394.5 million. This $82.6 million year-over-year increase in patent license royalties was primarily driven by increased past sales resulting from the first quarter 2010 patent license agreement signed with CHMC, the resolution of a routine audit of an existing customer, and the renewal of a patent license agreement in second quarter 2010. The above-noted patent license agreement signed with CHMC in first quarter 2010, the second quarter 2010 renewal of a patent license agreement, and an aggregate increase in per-unit royalties due to strong sales from our existing customers with concentrations in smartphones further contributed to increases in per-unit royalty revenue. The increase in fixed fee revenue was primarily driven by a full year of revenue from the patent license agreement with Samsung signed during first quarter 2009 and the third quarter 2009 patent license agreement with Pantech Co., Ltd. ("Pantech").

***Expiration of the LG License***

In December 2010, we completed our amortization of $285.0 million of royalty revenue associated with our patent license agreement with LG. LG contributed approximately $57.5 million, or 15%, of our total revenue in 2010. This license covered the sale of (i) terminal units designed to operate in accordance with 2G and 2.5G TDMA-based and 3G standards and (ii) infrastructure designed to operate in accordance with cdma2000 technology and its extensions, up to a limited threshold amount. Under the terms of the agreement, LG paid $285.0 million in three equal installments from 2006 through 2008. Upon expiration of the agreement, LG received a paid-up license to sell single-mode GSM/GPRS/EDGE terminal units under the patents included under the license, and became unlicensed as to all other products covered under the agreement.

We continue to place substantial focus on renewing agreements that have expired or will expire and on expanding our patent customer base, both with the top-tier handset manufacturers and other market participants.

***Nokia United States International Trade Commission Proceeding***

On November 30, 2009, InterDigital filed with the United States Court of Appeals for the Federal Circuit a petition for review of certain rulings by the USITC in connection with the USITC investigation initiated by us against Nokia in 2007. In the appeal, neither the construction of the term "synchronize" nor the issue of validity can be raised because the USITC took no position on these issues in its determination. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Court on January 4, 2010. InterDigital's opening brief was filed on April 12, 2010. In its appeal, InterDigital seeks reversal of the USITC's claim constructions and non-infringement findings with respect to certain claim terms in U.S. Patent Nos. 7,190,966 and 7,286,847, vacatur of the USITC's determination of no Section 337 violation, and a remand for further proceedings before the USITC. InterDigital is not appealing the USITC's determination of non-infringement with respect to U.S. Patent Nos. 6,973,579 and 7,117,004. Nokia and the USITC filed their briefs on July 13, 2010. In their briefs, Nokia and the USITC argue that the USITC correctly construed the claim terms asserted by InterDigital in its appeal and that the USITC properly determined that Nokia did not infringe the patents on appeal. Nokia also argues that the USITC's finding of noninfringement should be affirmed based on an additional claim term. Nokia further argues that the USITC erred in finding that InterDigital could satisfy the domestic industry requirement based solely on its patent licensing activities and without proving that an article in the United States practices the claimed inventions, and that the USITC's finding of no Section 337 violation should be affirmed on that additional basis. InterDigital filed its reply brief on August 30, 2010. The Court heard oral argument in the appeal on January 13, 2011. The Court has not yet issued a decision in the appeal.

InterDigital has no obligation as a result of the above matter, and we have not recorded a related liability in our financial statements.

***Technology Solutions***

In first quarter 2010, we entered into a technology transfer and license agreement with Beceem Communications Inc. ("Beceem"). Beceem was granted non-exclusive, worldwide licenses to certain 2G and 3G signal processing technologies to develop, implement, and use in multimode 4G chips. In fourth quarter 2010, Broadcom

Corporation ("Broadcom") acquired Beceem, and upon the closing of such transaction, the technology transfer and license agreement terminated. Beceem paid us the remaining amounts due under an agreement of termination. In addition, Beceem/Broadcom does not have license to sell products incorporating our technology or to otherwise use our technology, and, upon termination, Beceem became obligated to remove fully our technology from all of its products. As of December 31, 2010, there were no receivable or deferred revenue balances associated with our technology transfer and license agreement with Beceem.

In third quarter 2010, we entered into a technology license agreement to provide our SlimChip™ 2G and 3G modem technology to a mobile chipset manufacturer in mainland China. Under the non-exclusive, royalty-bearing technology delivery agreement, we licensed our dual-mode core with 2G and 3G physical layer — inclusive of HSPA, compliant with the UMTS 3GPP Release 6 standard — and are providing engineering support. We are receiving milestone-based payments under the agreement and will also be entitled to per-unit royalties from sales of products containing the delivered technology.

We are accounting for portions of these and other technology solutions agreements using the proportional performance method. During 2010 and 2009, we recognized related revenue of $12.9 million and $0.0 million, respectively. We did not have a deferred revenue balance associated with the above-noted technology solutions agreements at December 31, 2010 or December 31, 2009. We had $1.7 million and $0.0 million of related unbilled accounts receivable as of December 31, 2010 and December 31, 2009, respectively.

**Cash and Short-Term Investments**

At December 31, 2010, we had $541.7 million of cash and short-term investments. A substantial portion of this balance relates to fixed and prepaid royalty payments we have received that relate to future sales of our customers' products. As a result, our cash receipts from existing licenses subject to fixed and prepaid royalties will be reduced in future periods. We currently plan to preserve a significant portion of our cash, cash equivalents and short-term investments to finance our business in the near future and will continue to periodically review our cash and short-term investment position and our dividend policy, including upon the receipt of any new prepaid royalty payments or any new patent license agreements we may sign.

During 2010, we recorded $372.3 million of cash receipts related to patent licensing and technology solutions agreements as follows (in thousands):

| | Cash In |
|---|---|
| Fixed royalty payments | $206,688 |
| Current royalties and past sales | 98,624 |
| Prepaid royalties | 38,759 |
| Technology solutions | 28,202 |
| | $372,273 |

These cash receipts contributed to a $131.9 million increase in our cash and short-term investments and, together with a $16.0 million accrual of accounts receivable related to scheduled fixed fee payments, partially offset the $283.0 million in deferred revenue recognized, resulting in a net $201.3 million decrease in deferred revenue to $467.0 million at December 31, 2010. Our accounts receivable and deferred revenue balances do not include $60.0 million of receivables from existing agreements due to us more than twelve months from our current balance sheet date. Approximately $287.1 million of our $467.0 million deferred revenue balance relates to fixed royalty payments that are scheduled to amortize as follows (in thousands):

| | |
|---|---|
| 2011 | $134,804 |
| 2012 | 120,480 |
| 2013 | 13,026 |
| 2014 | 8,747 |
| 2015 | 4,468 |
| Thereafter | 5,555 |
| | $287,080 |

The remaining $179.9 million of deferred revenue primarily relates to prepaid royalties that will be recorded as revenue as our customers report their sales of covered products. Based on information provided by the related customers, we expect the prepaid royalty balance will cover sales of related products for several years.

**Repositioning**

On March 30, 2009, we announced a repositioning plan that included the expansion of our technology development and licensing business, the cessation of further ASIC development of our SlimChip modem and efforts to monetize the SlimChip technology investment through IP licensing and technology sales. In connection with the repositioning, the Company incurred a charge of $38.6 million during 2009. Of the total charge of $38.6 million, approximately $30.6 million represents long-lived asset impairments for assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment, and other assets.

In addition, the repositioning resulted in a reduction in force of approximately 100 employees, the majority of which were terminated effective April 3, 2009. Approximately $8.0 million of the total repositioning charge represented cash obligations associated with severance and contract termination costs, all of which have been satisfied as of December 31, 2010.

We did not incur any additional repositioning charges during 2010, nor do we expect to incur any related costs in the future.

**Repurchase of Common Stock**

In October 2007, our Board of Directors authorized a $100.0 million share repurchase program (the "2007 Repurchase Program"). In March 2009, our Board of Directors authorized another $100.0 million share repurchase program (the "2009 Repurchase Program"), pursuant to which the Company may repurchase shares through open market purchases, pre-arranged trading plans, or privately negotiated purchases.

During 2008, we completed the 2007 Repurchase Program, under which we repurchased a cumulative total of 4.8 million shares for $100.0 million, including 3.8 million shares we repurchased for $81.5 million in 2008. During 2009, we repurchased approximately 1.0 million shares for $25.0 million under the 2009 Repurchase Program. There were no repurchases of common stock during 2010.

From January 1, 2011 through February 25, 2011, no repurchases were made under the 2009 Repurchase Program.

**Intellectual Property Rights Enforcement**

From time to time, if we believe any party is required to license our patents in order to manufacture and sell certain digital cellular products and such party has not done so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the USITC. In addition, we and our customers, in the normal course of business, might seek to resolve disagreements between the parties with respect to the rights and obligations of the parties under the applicable license agreement through arbitration or litigation.

In 2010, our intellectual property enforcement costs decreased to $12.1 million from $16.3 million and $34.0 million in 2009 and 2008, respectively. This represented 21% of our 2010 total patent administration and licensing costs of $58.9 million. Intellectual property enforcement costs will vary depending upon activity levels, and it is likely they will continue to be a significant expense for us in the future.

## Comparability of Financial Results

When comparing 2010 financial results against other periods, the following items should be taken into consideration:

- Our 2010 revenue included $41.3 million of royalties related to past sales recognized in connection with new patent license agreements and the resolution of an audit of one of our existing customers.
- Our 2010 operating expense included a $3.3 million charge to increase our Long-Term Compensation Program ("LTCP") accrual from 50% to 86% for the incentive period January 1, 2008 through December 31, 2010.

## Critical Accounting Policies and Estimates

Our consolidated financial statements are based on the selection and application of accounting principles, generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the amounts reported in both our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from these estimates and any such differences may be material to the financial statements. Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements and are included in Item 8 of Part II of this Form 10-K. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results and that may involve a higher degree of complexity and judgment in their application compared to others are those relating to revenue recognition, compensation, and income taxes. If different assumptions were made or different conditions existed, our financial results could have been materially different.

### *Revenue Recognition*

We derive the vast majority of our revenue from patent licensing. The timing and amount of revenue recognized from each customer depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by customers, cross-licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements, and settlement of intellectual property enforcement. Due to the inherent difficulty in establishing reliable, verifiable, and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements may often be recognized over the performance period. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long term, as amounts to be recognized over the next twelve months are not known.

#### *Patent License Agreements*

Upon signing a patent license agreement, we provide the customer permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and the guidance for revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the customer. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our customers to use our patented inventions in their applications and products:

Consideration for Past Sales: Consideration related to a customer's product sales from prior periods may result from a negotiated agreement with a customer that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a customer over the specific terms of an existing license agreement. We may also receive consideration for past sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price, and determined that collectability is reasonably assured.

Fixed Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the customer's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the customer will benefit from the use of our patented inventions.

Prepayments: These are up-front, non-refundable royalty payments towards a customer's future obligations to us related to its expected sales of covered products in future periods. Our customers' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a customer exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: These are royalty payments covering a customer's obligations to us related to its sales of covered products in the current contractual reporting period.

Customers that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our customers' underlying sales occurred. As a result, it is impractical for us to recognize revenue in the period in which the underlying sales occur, and, in most cases, we recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our customers, our visibility into our customers' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time to time, customers will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected.

In cases where we receive objective, verifiable evidence that a customer has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

*Technology Solutions Revenue*

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the original and revised guidance for software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs, and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

### *Compensation Programs*

We use a variety of compensation programs to both attract and retain employees and more closely align employee compensation with Company performance. These programs include, but are not limited to, short-term incentive awards tied to performance goals and cash awards to inventors for filed patent applications and patent issuances, as well as, prior to 2010, restricted stock unit ("RSU") awards for non-managers and the LTCP for managers, which included both time-based and performance-based RSUs and a performance-based cash incentive component. Prior to 2010, the LTCP was designed to alternate between RSU and cash cycles, each of which generally covered a three-year period and could overlap with another cycle by as many as two years.

In fourth quarter 2010, the LTCP was amended to, among other things, increase the relative proportion of performance-based compensation for executives and managers, extend participation to all employees, and eliminate alternating RSU and cash cycles. Effective with the cycle that began on January 1, 2010, executives and managers will receive 25% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the three-year cycle and the remaining 75% in the form of performance-based awards granted under the long-term incentive plan ("LTIP") component of the LTCP. All other employees will receive 100% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the three-year cycle. The LTIP performance-based awards that are applicable to executives and managers may be paid out at the end of the three-year cycle in the form of cash or equity or any combination thereof, as determined by the Compensation Committee of the Board of Directors. Where the allocation has not been determined at the beginning of the cycle, as in the case of Cycle 5 (defined below), the allocation is assumed to be 100% cash for accounting purposes. The following LTCP cycles were active for all or some portion of the three years ended December 31, 2010:

- *Cash Cycle 2a:* A long-term performance-based cash incentive covering the period July 1, 2005 through December 31, 2008;
- *RSU Cycle 3:* Time-based and performance-based RSUs granted on January 1, 2007, which vested on or before January 1, 2010;
- *Cash Cycle 3:* A long-term performance-based cash incentive covering the period January 1, 2008 through December 31, 2010;
- *RSU Cycle 4:* Time-based and performance-based RSUs granted on January 1, 2009, which vest on or before January 1, 2012; and
- *Cycle 5:* Time-based RSUs granted on November 1, 2010, which vest on January 1, 2013, and a long-term performance-based incentive covering the period from January 1, 2010 through December 31, 2012.

We recognized share-based compensation expense of $5.8 million, $9.8 million, and $5.1 million in 2010, 2009, and 2008, respectively. The majority of the share-based compensation expense, for all years, related to RSU awards granted under our LTCP. We also recognized $11.2 million, $(0.1) million, and $17.2 million of compensation expense in 2010, 2009, and 2008, respectively, related to the performance-based cash incentive under our LTCP.

The 2010 amount includes a charge of $3.3 million to increase the accrual rate for Cash Cycle 3 of our LTCP from the previously estimated payout of 50% to the actual payout of 86%. The increase in the incentive payout from

50% to 86% was driven by the Company's success in achieving a number of key goals, including the signing of five new or amended 3G patent license agreements after we reduced the accrual rate to 50% in third quarter 2009. Collectively, these new or amended 3G patent license agreements have generated $80.3 million in cash or receivables and are expected to continue to provide additional per-unit royalties in future periods.

The 2009 amount includes a credit of $2.3 million to reduce the accrual rate for Cash Cycle 3 from 100% to 50% based on revised expectations for a lower payout. This $2.3 million adjustment related to the reduction of our accrual established in the prior year.

The 2008 amount includes a fourth quarter charge of $9.4 million to increase our accrual for Cash Cycle 2a from the previously estimated payout of 100% to the actual payout of 175%. The increase in the incentive payout was driven by the Company's success in achieving a number of key goals, including signing LG and Samsung, two of the top five cellular handset OEMs at the time, to 3G licensing agreements. These licenses helped increase our share of the 3G market under license from approximately 20% to approximately 50%, and drove substantial positive operating cash flow over the period.

At December 31, 2010, accrued compensation expense associated with the LTCP's performance-based incentives was based on an actual payout of 86% for Cash Cycle 3 and an estimated payout of 100% for Cycle 5. Under both the prior and revised versions of the program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors results in a 100% payout of the performance-based incentive target amounts. For each 1% change above or below 100% achievement, the payout is adjusted by 2.5 percentage points with a maximum payout under the revised program of 200%, a maximum payout of 225% under the prior program and no payout under either program for performance that falls below 80% achievement. The following table provides examples of the performance-based incentive payout that would be earned based on various levels of goal achievement:

| Goal Achievement | Payout |
|---|---|
| less than 80% | 0% |
| 80% | 50% |
| 100% | 100% |
| 120% | 150% |
| 140% or greater (revised program maximum) | 200% |
| 150% or greater (old program maximum) | 225% |

If we had assumed that goal achievement for Cycle 5 would be either 120% or 80%, we would have accrued either $1.9 million more or less, respectively, of related compensation expense through December 31, 2010.

For LTCP RSU cycles that began prior to 2010, executives received 50% of their RSU grant as performance-based RSUs and 50% as time-based RSUs, and the Company's managers received 25% of their RSU grant as performance-based RSUs and 75% as time-based RSUs.

Under the prior program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors results in a 100% payout of the performance-based RSU incentive target amounts. For each 1% change above or below 100% achievement, the RSU payout is adjusted by 4 percentage points with a maximum payout of 300%. For performance that falls below 80% achievement, no share payout would occur. The following table provides examples of the performance-based RSU payout that would be earned based on various levels of goal achievement:

| Goal Achievement | Payout |
|---|---|
| less than 80% | 0% |
| 80% | 20% |
| 100% | 100% |
| 120% | 180% |
| 150% or greater | 300% |

At December 31, 2010, we did not meet the criteria specified by the accounting guidance for stock-based compensation to accrue performance-based equity compensation associated with the RSU Cycle 4 grants. If we had met the criteria with 100% goal achievement, we would have accrued $3.0 million of related compensation expense through December 31, 2010. We will establish an accrual for the performance-based RSUs under RSU Cycle 4 in the future if our future assessment of the expected attainment against pre-established performance goals meets certain criteria for performance-based share compensation.

*Income Taxes*

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we have amended our United States federal income tax returns for the periods 1999 — 2005 to reclaim the foreign tax payments we made during those periods from deductions to foreign tax credits. We have established a basis to support amending the returns and estimate that the maximum incremental benefit will be approximately $19.1 million. We recorded a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. The process to finalize our utilization of these credits is complicated, involving tax treaty proceedings including both U.S. and foreign tax jurisdictions. It is possible that at the conclusion of this process the $16.4 million benefit we recognized may not be realized in full or in part or that we may realize the maximum benefit of $19.1 million.

Between 2006 and 2010, we paid approximately $136.7 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

## New Accounting Guidance

*Accounting Standards Updates: Revenue Arrangements with Multiple Deliverables*

In September 2009, the Financial Accounting Standards Board ("FASB") finalized revenue recognition guidance for Revenue Arrangements with Multiple Deliverables. By providing another alternative for determining the selling price of deliverables, the Accounting Standard Update related to revenue arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics. In addition, the residual method of allocating arrangement consideration is no longer permitted under this new guidance. This guidance is effective for fiscal years beginning on or after June 15, 2010. We adopted this guidance effective January 1, 2011, and will apply this guidance on a prospective basis beginning with all new or materially modified revenue arrangements with multiple deliverables entered into on or after January 1, 2011. As a result of this new guidance, we will recognize revenue from new or materially modified agreements with multiple elements and fixed payments earlier than we would have under our old policy.

***Accounting Standards Updates: Fair Value Measurements***

In January 2010, the FASB issued authoritative guidance on improving disclosures about fair value measurements. This guidance requires new disclosures about transfers in and out of Level 1 and 2 measurements and separate disclosures about activity relating to Level 3 measurements. In addition, this guidance clarifies existing fair value disclosures about the level of disaggregation and the input and valuation techniques used to measure fair value. The guidance only relates to disclosure and does not impact the Company's consolidated financial statements. The Company adopted this guidance in first quarter 2010. There was no significant impact to the Company's disclosures upon adoption, as the Company does not have any such transfers.

**Legal Proceedings**

We are routinely involved in disputes associated with enforcement and licensing activities regarding our intellectual property, including litigations and other proceedings. These litigations and other proceedings are important means to enforce our intellectual property rights. We are a party to other disputes and legal actions not related to our intellectual property, but also arising in the ordinary course of our business. Refer to Item 3 of Part I of this Form 10-K for a complete description of our material legal proceedings.

## FINANCIAL POSITION, LIQUIDITY, AND CAPITAL REQUIREMENTS

Our primary sources of liquidity are cash, cash equivalents and short-term investments, as well as cash generated from operations. We have the ability to obtain additional liquidity through debt and equity financings. Based on our past performance and current expectations, we believe our available sources of funds, including cash, cash equivalents and short-term investments and cash generated from our operations, will be sufficient to finance our operations, capital requirements, our existing stock repurchase and dividend programs and any stock repurchase program that we may initiate in the next twelve months. However, the market for intellectual property rights is competitive and some opportunities to acquire intellectual property rights may require additional financing.

**Cash, cash equivalents and short-term investments**

At December 31, 2010 and December 31, 2009, we had the following amounts of cash, cash equivalents and short-term investments (in thousands):

| | December 31, | | Increase/ |
|---|---|---|---|
| | 2010 | 2009 | (Decrease) |
| Cash and cash equivalents | $215,451 | $210,863 | $ 4,588 |
| Short-term investments | 326,218 | 198,943 | 127,275 |
| Total cash, cash equivalents and short-term investments | $541,669 | $409,806 | $131,863 |

Our cash, cash equivalents and short-term investments increased $131.9 million in 2010. The increase was primarily due to our receipts of the third and fourth of four $100.0 million installments from Samsung under our patent license agreement signed in January 2009. After using these and other receipts to fund our operations and working capital requirements in 2010, we invested the excess in short-term investments.

## Cash provided by operating activities

We generated the following cash flows from our operating activities in 2010 and 2009 (in thousands):

| | For the Year Ended December 31, 2010 | For the Year Ended December 31, 2009 | (Decrease)/ Increase |
|---|---|---|---|
| Cash provided by operating activities | $133,923 | $320,694 | $(186,771) |

The positive operating cash flow in 2010 arose principally from receipts of approximately $372.3 million related to patent licensing and technology solutions agreements. These receipts included the third and fourth of four $100.0 million installments from Samsung under our January 2009 license agreement. We also received $6.7 million of fixed fee payments and $137.4 million of per-unit royalty payments, including past sales and prepayments, from other existing and new customers. Cash receipts from our technology solutions agreements totaled $28.2 million, primarily related to royalties and other license fees associated with our SlimChip modem core. These receipts were partially offset by cash operating expenses (operating expenses less depreciation of fixed assets, amortization of intangible assets, and non-cash compensation) of $130.7 million, cash payments for foreign source withholding taxes of $35.8 million primarily related to the Samsung installments, and estimated federal tax payments of $78.0 million.

The positive operating cash flow in 2009 arose principally from receipts of approximately $506.5 million related to patent licensing and technology solutions agreements. These receipts included the first two of four installments of $100.0 million from Samsung under our January 2009 license agreement. We also received prepayments of $182.4 million from two existing customers, per-unit royalty payments of $73.0 million from other existing or new customers, other fixed fee payments of $37.8 million, and cash receipts from our technology solutions customers totaling $13.3 million, primarily related to royalties associated with our SlimChip modem IP. These receipts, along with a $1.1 million increase in net working capital, were partially offset by cash operating expenses (operating expenses less depreciation of fixed assets, amortization of intangible assets, non-cash repositioning charges, and non-cash compensation) of $120.3 million, cash payments for foreign source withholding taxes of $40.9 million primarily related to Samsung and Pantech cash receipts, an estimated federal tax payment of $4.0 million, and a $21.8 million payment on long-term cash incentive plans.

## Working capital

We believe that working capital, adjusted to exclude cash, cash equivalents, short-term investments, current maturities of debt, and current deferred revenue provides additional information about non-cash assets and liabilities that might affect our near-term liquidity. Our adjusted working capital, a non-GAAP financial measure, reconciles to working capital, the most directly comparable GAAP financial measure, at December 31, 2010 and December 31, 2009 (in thousands) as follows:

| | For the Year Ended December 31, 2010 | For the Year Ended December 31, 2009 | (Decrease)/ Increase |
|---|---|---|---|
| Current assets | $ 619,556 | $ 702,322 | $ (82,766) |
| Current liabilities | (178,560) | (252,560) | 74,000 |
| **Working capital** | 440,996 | 449,762 | (8,766) |
| (Subtract) Add | | | |
| Cash and cash equivalents | (215,451) | (210,863) | (4,588) |
| Short-term investments | (326,218) | (198,943) | (127,275) |
| Current portion of long-term debt | 288 | 584 | (296) |
| Current deferred revenue | 134,804 | 193,409 | (58,605) |
| **Adjusted working capital** | $ 34,419 | $ 233,949 | $(199,530) |

The $199.5 million decrease in adjusted working capital is primarily attributable to the decrease in accounts receivable associated with the third and fourth of four $100.0 million installments from Samsung, which we received during 2010. Additionally, our satisfaction of estimated federal tax obligations reduced our short-term deferred tax assets by $33.4 million and contributed to the decrease in adjusted working capital. A total increase of $18.2 million in accrued compensation, accounts payable and dividends payable also reduced our adjusted working capital during 2010. The increase in accrued compensation is primarily attributable to our long-term performance-based cash incentive program, a payout under which was paid within twelve months from the current balance sheet date. The increase in accounts payable is primarily associated with sublicense obligations incurred in conjunction with our new technology solutions agreements signed in 2010.

**Cash used in or provided by investing and financing activities**

We used net cash in investing activities of $157.9 million and $194.6 million in 2010 and 2009, respectively. We purchased $127.6 million and $157.5 million of short-term marketable securities, net of sales, in 2010 and 2009, respectively. This decrease in net purchases was driven by higher cash needs to make estimated tax payments during 2010. Purchases of property and equipment and technology licenses decreased to $2.5 million in 2010 from $5.1 million in 2009 due to the lower levels of development tools and engineering equipment needed in 2010 as a result of our cessation of further SlimChip product development. Investment costs associated with patents decreased to $27.8 million in 2010 from $31.3 million in 2009.

Net cash provided (used) by financing activities increased by $44.0 million primarily due to our 2009 share repurchase activity, which did not recur in 2010, and higher levels of proceeds from stock option exercises in 2010.

**Other**

Our combined short-term and long-term deferred revenue balance at December 31, 2010 was approximately $467.0 million, a decrease of $201.3 million from December 31, 2009. We have no material obligations associated with such deferred revenue. In 2010, deferred revenue decreased $283.0 million due to the deferred revenue recognition of $195.8 million related to the amortization of fixed fee royalty payments and $87.1 million related to per-unit exhaustion of prepaid royalties (based upon royalty reports provided by our customers) and technology solutions. These decreases in deferred revenue were partially offset by gross increases in deferred revenue of $81.7 million, primarily related to patent license agreements and new technology solutions agreements signed in 2010.

Based on current license agreements, we expect the amortization of fixed fee royalty payments to reduce the December 31, 2010 deferred revenue balance of $467.0 million by $134.8 million over the next twelve months. Additional reductions to deferred revenue will be dependent upon the level of per-unit royalties our customers report against prepaid balances.

At December 31, 2010 and December 31, 2009, we had approximately 0.7 million and 2.1 million options outstanding, respectively, that had exercise prices less than the fair market value of our stock at each balance sheet date. These options would generate $9.4 million and $30.4 million of cash proceeds to the Company if they are fully exercised.

**Contractual Obligations**

The following table summarizes our contractual obligations as of December 31, 2010 (in millions):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 year | 1-3 Years | 4-5 Years | Thereafter |
| Debt | $ 0.5 | $ 0.3 | $0.2 | $— | $— |
| Operating lease obligations | 7.4 | 2.5 | 3.1 | 1.5 | 0.3 |
| Purchase obligations(a) | 7.8 | 7.8 | — | — | — |
| Total contractual obligations | $15.7 | $10.6 | $3.3 | $1.5 | $0.3 |

(a) Purchase obligations consist of agreements to purchase good and services that are legally binding on us as well as accounts payable.

## Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

## Results of Operations

### *2010 Compared with 2009*

*Revenues*

The following table compares 2010 revenues to 2009 revenues (in millions):

| | For the Year Ended December 31, | | Increase/ (Decrease) | |
|---|---|---|---|---|
| | 2010 | 2009 | | |
| Fixed fee amortized royalty revenue | $195.8 | $181.7 | $14.1 | 8% |
| Per-unit royalty revenue | 133.1 | 102.9 | 30.2 | 29% |
| Past sales | 41.3 | 3.0 | 38.3 | 1277% |
| Total patent licensing royalties | 370.2 | 287.6 | 82.6 | 29% |
| Technology solutions revenue | 24.3 | 9.8 | 14.5 | 148% |
| Total revenue | $394.5 | $297.4 | $97.1 | 33% |

The $97.1 million increase in total revenue was primarily attributable to an $82.6 million increase in patent licensing royalties. Of this increase in patent licensing royalties, $38.3 million was driven by past sales from a new patent license agreement signed with CHMC, the resolution of a routine audit of an existing customer, and the renewal of a patent license agreement. The remaining $44.3 million increase was driven by increases in per-unit royalty revenue ($30.2 million) and fixed fee amortized royalty revenue ($14.1 million). The $30.2 million increase in per-unit royalty revenues was primarily driven by new and renewed agreements in 2010 and increases in royalties from existing customers, particularly those with concentrations in the smartphone market. The $14.1 million increase in fixed fee payments was due to amortizing fixed payments from 2009 agreements with Samsung and Pantech over a full year in 2010 compared to a partial year in 2009. These increases were partially offset by the expiration of a fixed fee license agreement in second half 2009, which, as noted above, was renewed in second quarter 2010 as a per-unit agreement. The increase in technology solutions revenue was attributable to technology solutions agreements signed during 2010, which collectively contributed $14.7 million of revenue in 2010.

In 2010 and 2009, 41% and 62% of our total revenues, respectively, were attributable to companies that individually accounted for 10% or more of these amounts. During 2010 and 2009, the following customers accounted for 10% or more of our total revenues:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Samsung Electronics Company, Ltd. | 26% | 33% |
| LG Electronics | 15% | 19% |
| Sharp Corporation | < 10% | 10% |

## Operating Expenses

The following table summarizes the change in operating expenses by category (in millions):

| | For the Year Ended 2010 | For the Year Ended 2009 | Increase/(Decrease) | |
|---|---|---|---|---|
| Selling, general and administrative | $ 28.3 | $ 24.8 | $ 3.5 | 14% |
| Patent administration and licensing | 58.9 | 56.1 | 2.8 | 5% |
| Development | 71.5 | 64.0 | 7.5 | 12% |
| Repositioning | — | 38.6 | (38.6) | (100)% |
| Total operating expenses | $158.7 | $183.5 | $(24.8) | (14)% |

Operating expenses decreased 14% to $158.7 million in 2010 from $183.5 million in 2009. Not including $38.6 million in repositioning charges in 2009, operating expenses would have increased 10%. The $24.8 million decrease was primarily due to (decreases)/increases in the following items (in millions):

| | Increase/ (Decrease) |
|---|---|
| Long-term compensation | $ 7.8 |
| Sublicense fees | 7.5 |
| Patent amortization | 2.9 |
| Patent maintenance and patent evaluation | 1.9 |
| Reserve for uncollectible accounts | 1.2 |
| Personnel related costs | 0.9 |
| Other | 0.2 |
| Engineering software and equipment maintenance | (0.8) |
| Depreciation and amortization | (3.6) |
| Intellectual property enforcement | (4.2) |
| Total increase in operating expenses not including repositioning charges | 13.8 |
| Repositioning charge | (38.6) |
| Total decrease in operating expenses | $(24.8) |

The increase in long-term compensation primarily resulted from a third quarter 2009 reduction of $4.0 million to the accrual for the LTCP incentive period January 1, 2008 through December 31, 2010. This reduction resulted from lowering our expected payout from 100% to 50% in 2009. During 2010, we incurred a $3.3 million charge to increase the accrual rate to 86% in connection with revenue-producing agreements signed during the year. The increase in sublicense fees related to our technology solutions agreements signed during 2010. Patent amortization increased due to higher levels of capitalized patent costs in recent years. The increase in patent maintenance and patent evaluation costs was related to due diligence associated with patent acquisition opportunities. In 2010, we recorded a net increase of $0.3 million to our reserve for uncollectible accounts. We recorded a net charge of $0.9 million and a reduction of deferred revenue of $1.2 million in connection with this increase. Personnel related costs increased primarily due to lower levels of short-term incentive compensation in 2009. In connection with our first quarter 2009 decision to cease further development of our SlimChip modem technology, we wrote off approximately 73% of the net carrying value of our fixed assets and development licenses and decreased our headcount by approximately 25%. As a result of these actions, depreciation and amortization, and engineering software and equipment maintenance decreased approximately $4.4 million. The decrease in intellectual property enforcement was primarily due to a decrease in activity associated with our Nokia USITC case.

*Selling, General and Administrative Expense:* The increase in selling, general and administrative expense was primarily attributable to the above-noted increases in long-term compensation and the reserve for uncollectible accounts.

*Patent Administration and Licensing Expense:* The increase in patent administration and licensing expense primarily resulted from the above-noted increases in long-term compensation, patent amortization, patent maintenance and patent evaluation expenses. These increases were partially offset by the above-noted reduction in intellectual property enforcement.

*Development Expense:* The increase in development expense was primarily due to the above-noted increases in sublicense fees and long-term compensation. These increases were partially offset by the above-noted reductions in depreciation and amortization, and engineering software and equipment maintenance expenses resulting from the repositioning announced on March 30, 2009.

*Repositioning Expense:* On March 30, 2009, we announced a repositioning plan under which we (i) have begun to expand our technology development and licensing business and (ii) ceased further product development of our SlimChip HSPA technology and have sought to monetize the product investment through technology licensing. In connection with the repositioning plan, we incurred certain costs associated with exit or disposal activities. The repositioning resulted in a reduction in force of approximately 100 employees. We incurred a repositioning charge of $38.6 million in 2009. We did not incur any additional charges under this plan during 2010, nor do we expect to incur any related charges in the future.

*Interest and Investment Income (Loss), Net*

Net interest and investment income (loss) increased $3.8 million from ($1.2) million in 2009 to $2.6 million in 2010. The increase primarily resulted from a $3.9 million write-down in 2009 of our investment in Kineto Wireless ("Kineto").

*Income Taxes*

Not including the Company's fourth quarter 2009 recognition of $16.4 million in foreign tax credits, the Company's effective tax rate for 2009 was approximately 37.2% compared to a 35.6% for 2010. This decrease was driven by non-deductible impairment charges recognized in fourth quarter 2009.

***2009 Compared With 2008***

*Revenues*

The following table compares 2009 revenues to 2008 revenues (in millions):

| | For the Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2009 | 2008 | Increase/(Decrease) | |
| Fixed fee amortized royalty revenue | $181.7 | $ 86.5 | $ 95.2 | 110% |
| Per-unit royalty revenue | 102.9 | 120.6 | (17.7) | (15)% |
| Past sales | 3.0 | 9.4 | (6.4) | (68)% |
| Total patent licensing royalties | 287.6 | 216.5 | 71.1 | 33% |
| Technology solutions revenue | 9.8 | 12.0 | (2.2) | (18)% |
| Total revenue | $297.4 | $228.5 | $ 68.9 | 30% |

The $68.9 million increase in revenue in 2009 was primarily attributable to increased patent licensing royalties in 2009 compared to 2008. Patent licensing royalties increased $71.1 million in 2009, due to the addition of $102.9 million in fixed fee amortized royalty revenue from patent license agreements we signed with Samsung and Pantech in 2009. This increase was partially offset by a decrease in fixed fee revenues related to the expiration of certain smaller license agreements in 2009. Per-unit royalty revenues decreased $17.7 million, which was primarily attributable to industry-wide declines in handset sales, specifically the softening market in Japan. Despite the overall decline in per-unit royalties, certain customers with concentrations in the smartphone market reported increased royalties in 2009.

The decrease in technology solutions revenue in 2009 was primarily attributable to engineering service fees earned in 2008 associated with our SlimChip modem IP, which did not recur during 2009. This decrease was partially offset by an increase in royalties earned on our SlimChip modem IP relating to our customers' product sales.

In 2009 and 2008, 62% and 53% of total revenues, respectively, were attributable to companies that individually accounted for 10% or more of these amounts. During 2009 and 2008, the following customers accounted for 10% or more of total revenues:

| | For the Year Ended December 31, | |
|---|---|---|
| | **2009** | **2008** |
| Samsung Electronics Company, Ltd. | 33% | < 10% |
| LG Electronics | 19% | 25% |
| Sharp Corporation | 10% | 16% |
| NEC Corporation | < 10% | 12% |

*Operating Expenses*

The following table summarizes the change in operating expenses by category (in millions):

| | For the Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2009** | **2008** | **(Decrease)/Increase** | |
| Selling, general and administrative | $ 24.8 | $ 33.4 | $ (8.6) | (26)% |
| Patent administration and licensing | 56.1 | 63.5 | (7.4) | (12)% |
| Development | 64.0 | 98.9 | (34.9) | (35)% |
| Repositioning | 38.6 | — | 38.6 | 100% |
| Arbitration and litigation contingencies | — | (3.9) | 3.9 | (100)% |
| Total operating expenses | $183.5 | $191.9 | $ (8.4) | (4)% |

Operating expenses decreased 4% to $183.5 million in 2009 from $191.1 million in 2008. Not including a $38.6 million repositioning charge in 2009 and a $3.9 million non-recurring adjustment to arbitration and litigation contingencies in 2008, operating expenses decreased 26% to $144.9 million in 2009 from $195.8 million in 2008. The $8.4 million decrease was primarily due to (decreases)/increases in the following items (in millions):

| **2009** | **(Decrease)/ Increase** |
|---|---|
| Intellectual property enforcement | $(17.6) |
| Long-term compensation | (12.6) |
| Personnel-related costs | (8.5) |
| Consulting services | (6.2) |
| Depreciation and amortization | (6.1) |
| Reserve for uncollectible accounts | (4.5) |
| Engineering software and equipment maintenance | (2.3) |
| Other | (0.3) |
| Insurance reimbursement | 7.2 |
| Total decrease in operating expenses not including repositioning charges and arbitration and litigation contingencies | (50.9) |
| Repositioning charge | 38.6 |
| Arbitration and litigation contingencies | 3.9 |
| Total decrease in operating expenses | $ (8.4) |

Intellectual property enforcement decreased primarily due to the resolution of our various disputes with Samsung and the third quarter 2008 resolution of our disputes with Nokia in the United Kingdom. The decrease in long-term compensation cost resulted primarily from a 2008 charge of $9.4 million to increase our accrual for Cash Cycle 2a of our LTCP from the previously estimated payout of 100% to the actual payout of 175%. The decrease also resulted from our decision in 2009 to reduce the accrual rate for Cash Cycle 3 of our LTCP from 100% to 50%, based on our revised expectations for a lower payout. This $2.3 million adjustment related to the reduction of our accrual established in the prior year reduced our 2009 development expense, selling, general and administrative expense and patent administration and licensing expense by $1.4 million, $0.6 million and $0.3 million, respectively. The balance of the decrease in long-term compensation was due to the structure of our LTCP, which included overlapping long-term cash incentive cycles in 2008 and overlapping RSU cycles in 2009.

In connection with our first quarter 2009 decision to cease further development of our SlimChip modem technology, we wrote off approximately 73% of the net carrying value of our fixed assets and development licenses and decreased our headcount by approximately 25%. As a result of these actions, depreciation and amortization, personnel-related costs, consulting services, and engineering software and equipment maintenance decreased approximately $23.1 million from the prior year. The decrease in bad debt expense was related to our partial collection of an overdue account receivable associated with our SlimChip modem core. The related customer has agreed to a new payment schedule, and we may further reduce this reserve in future periods as the related payments are collected. The increase for the insurance reimbursement includes $7.2 million in insurance receipts during 2008 to reimburse us for a portion of our defense costs in certain litigation with Nokia; there were no such receipts in 2009.

*Selling, General and Administrative Expense:* The decrease in selling, general and administrative expense was primarily attributable to the reduction of personnel-related costs ($1.1 million) due to the repositioning announced on March 30, 2009, the reduction in bad debt expense ($4.5 million) and the adjustment to the long-term compensation accrual.

*Patent Administration and Licensing Expense:* The decrease in patent administration and licensing expense primarily resulted from the decrease in intellectual property enforcement ($17.6 million) and the adjustment recorded to the long-term compensation accrual. These decreases were partially offset by the above-noted increase in insurance reimbursement ($7.2 million) and increased patent amortization and maintenance expense ($4.3 million).

*Development Expense:* The decrease in development expense was primarily due to the repositioning announced on March 30, 2009, and the adjustment to the long-term compensation accrual.

*Repositioning Expense:* On March 30, 2009, we announced a repositioning plan under which we (i) have begun to expand our technology development and licensing business and (ii) ceased further product development of our SlimChip HSPA technology and have sought to monetize the product investment through technology licensing. In connection with the repositioning plan, we incurred certain costs associated with exit or disposal activities. The repositioning resulted in a reduction in force of approximately 100 employees. We incurred a repositioning charge of $38.6 million in 2009.

*Arbitration and Litigation Contingencies:* In 2008, we recognized a non-recurring credit of $3.9 million associated with the reduction of a previously established accrual associated with our contingent obligation to reimburse Nokia for a portion of its attorney's fees associated with the resolution of the United Kingdom matters.

*Interest and Investment (Loss) Income, Net*

Net interest and investment (loss) income decreased $4.6 million, or 135%, from $3.4 million in 2008 to ($1.2) million in 2009. The decrease primarily resulted from a $3.9 million write-down in 2009 of our investment in Kineto, as well as lower rates of return in 2009 as compared to 2008. This was partially offset by $0.6 million of interest income related to our settlement of litigation with the Federal Insurance Company during 2009.

*Income Taxes*

Not including our fourth quarter 2009 recognition of $16.4 million in foreign tax credits, our effective tax rate for 2009 was approximately 37.2% compared to 34.5% for 2008. This increase was driven by non-deductible impairment charges recognized in fourth quarter 2009 and the absence of a research and development credit for 2009.

## Expected Trends

We expect to continue to benefit from substantial growth in 3G handset sales volumes in 2011. In addition, we believe the strength of our technology offerings and the depth of our patent portfolio will continue to lead to new or renewed license agreements over the course of the year.

## FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include certain information in "Part I, Item 1. Business" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information regarding our current beliefs, plans and expectations, including without limitation the matters set forth below. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "forecast," "believe," "could," "would," "should," "if," "may," "might," "future," "target," "goal," "trend," "seek to," "will continue," "predict," "likely," "in the event," variations of any such words or similar expressions contained herein are intended to identify such forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation, statements regarding:

(i) Our expectation that the technologies in which we are engaged in advanced research will improve the wireless user's experience and enable the delivery of a broad array of information and services.

(ii) Our objective to continue to be a leading provider of intellectual property to the industry and expand the addressable market for our innovations and our plan for executing our strategy.

(iii) Our belief that our portfolio includes a number of patents and patent applications that are or may be essential or may become essential to cellular and other wireless Standards, including 2G, 3G, 4G and the IEEE 802 suite of Standards, and that companies making, using or selling products compliant with these Standards require a license under our essential patents and will require licenses under essential patents that may issue from our pending patent applications.

(iv) The anticipated proliferation of converged devices and expected growth in global wireless subscriptions and handset shipments and sales.

(v) The predicted increase in the shipment of 3G phones and in semiconductor shipments of products built to the IEEE 802.11 Standard over the next few years.

(vi) Factors driving the continued growth of advanced wireless products and services sales over the next five years.

(vii) The types of licensing arrangements and various royalty structure models that we anticipate using under our future license agreements.

(viii) The possible outcome of audits of our license agreements when underreporting or underpayment is revealed.

(ix) Our plan to continue to pay a quarterly cash dividend on our common stock at the rate set forth in our current dividend policy.

(x) Our ability to obtain additional liquidity through debt and equity financings.

(xi) Our belief that our available sources of funds will be sufficient to finance our operations, capital requirements, our existing stock repurchase and dividend programs and any stock repurchase program that we may initiate in the next twelve months.

(xii) Our belief that we will continue to benefit from substantial growth in 3G handset sales volumes in 2011 and that the strength of our technology offerings and the depth of our patent portfolio will continue to lead to new or renewed license agreements over the course of the year.

(xiii) Our belief that it is more likely than not that the Company will successfully sustain its separate company reporting in connection with our New York State audit.

Although the forward-looking statements in this Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements concerning our business, results of operations and financial condition are inherently subject to risks and uncertainties. We caution readers that actual results and outcomes could differ materially from those expressed in or anticipated by such forward-looking statements due to a variety of factors, including, without limitation, the following:

(i) unanticipated difficulties or delays related the further development of our technologies;

(ii) the failure of the markets for our technologies to materialize to the extent or at the rate that we expect;

(iii) changes in the company's plans, strategy or initiatives;

(iv) the challenges related to entering into new patent license agreements and unanticipated delays, difficulties or acceleration in the negotiation and execution of patent license agreements;

(v) our ability to leverage our strategic relationships and secure new patent license and technology solutions agreements on acceptable terms;

(vi) the impact of current trends in the industry that could result in reductions in and/or caps on royalty rates under new patent license agreements;

(vii) changes in the market share and sales performance of our primary customers, delays in product shipments of our customers and timely receipt and final reviews of quarterly royalty reports from our customers and related matters;

(viii) the timing and/or outcome of our various litigation, arbitration or administrative proceedings, including any awards or judgments relating to such proceedings, additional legal proceedings, changes in the schedules or costs associated with legal proceedings or adverse rulings in such legal proceedings;

(ix) the impact of potential domestic patent litigation, USPTO rule changes and international patent rule changes on our patent prosecution and licensing strategies;

(x) the timing and/or outcome of any state or federal tax examinations or audits, changes in tax laws and the resulting impact on our tax assets and liabilities;

(xi) the effects of any acquisitions or other strategic transactions by the Company;

(xii) decreased liquidity in the capital markets; and

(xiii) unanticipated increases in the company's cash needs or decreases in available cash.

You should carefully consider these factors as well as the risks and uncertainties outlined in greater detail in Part I, Item 1A. Risk Factors in this Form 10-K before making any investment decision with respect to our common stock. These factors, individually or in the aggregate, may cause our actual results to differ materially from our expected and historical results. You should understand that it is not possible to predict or identify all such factors. In addition, you should not place undue reliance on the forward-looking statements contained herein, which are made only as of the date of this Form 10-K. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

## Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

### Cash Equivalents and Investments

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash and cash equivalents, short-term and long-term investments in a variety of securities, including government obligations, corporate bonds, and commercial paper.

*Interest Rate Risk* — We invest our cash in a number of diversified high quality investment-grade fixed and floating rate securities with a fair value of $541.7 million at December 31, 2010. Our exposure to interest rate risks is not significant due to the short average maturity, quality, and diversification of our holdings. We do not hold any derivative, derivative commodity instruments or other similar financial instruments in our portfolio. The risk associated with fluctuating interest rates is generally limited to our investment portfolio. We believe that a hypothetical 10% change in period-end interest rates would not have a significant impact on our results of operations or cash flows.

The following table provides information about our interest-bearing securities that are sensitive to changes in interest rates as of December 31, 2010. The table presents principal cash flows, weighted-average yield at cost and contractual maturity dates. Additionally, we have assumed that these securities are similar enough within the specified categories to aggregate these securities for presentation purposes.

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rates
(in millions)

| | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Money market and demand accounts | $181.5 | $ — | $ — | $— | $— | $— | $181.5 |
| Cash equivalents | $ 34.0 | $ — | $ — | $— | $— | $— | $ 34.0 |
| Short-term investments | $285.4 | $12.0 | $16.0 | $5.1 | $4.0 | $3.7 | $326.2 |
| Interest rate | 0.7% | 0.1% | 0.1% | 0.0% | 0.0% | 0.0% | 0.4% |

Cash and cash equivalents and available-for-sale securities are recorded at fair value.

*Bank Liquidity Risk* — As of December 31, 2010, we had approximately $181.5 million in operating accounts and money market funds that are held with domestic and international financial institutions. The majority of these balances are held with domestic financial institutions. While we monitor daily cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors. Notwithstanding, we have not incurred any losses and have had full access to our operating accounts to date.

*Foreign Currency Exchange Rate Risk* — We are exposed to risk from fluctuations in currencies, which might change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates might negatively affect our business due to a number of situations. Currently, our international licensing agreements are typically made in U.S. dollars and are generally not subject to foreign currency exchange rate risk. We do not engage in foreign exchange hedging transactions at this time.

*Investment Risk* — We are exposed to market risk as it relates to changes in the market value of our short-term and long-term investments in addition to the liquidity and creditworthiness of the underlying issuers of our investments. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. This policy also limits our amount of credit exposure to any one issue, issuer and type of instrument. Given that the guidelines of our investment policy prohibit us from investing in anything but highly rated instruments, our investments are not subject to significant fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable securities, consisting of government obligations, corporate bonds, and commercial paper, are classified as available-for-sale with a fair value of $326.2 million as of December 31, 2010.

*Credit Market Risk* — At December 31, 2010, we held a significant portion of our corporate cash in diversified portfolios of fixed and floating-rate, investment-grade marketable securities, mortgage and asset-backed securities, U.S. government and other securities.

## Long-Term Debt

The table below sets forth information about our long-term debt obligation, by expected maturity dates.

| | Expected Maturity Date December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | 2012 | 2013 | 2014 | 2015 and Beyond | Total Fair Value |
| | | | (In millions) | | | |
| Debt obligation | $ 0.3 | $ 0.2 | $— | $— | $— | $ 0.5 |
| Interest rate | 8.28% | 8.28% | — | — | — | 8.28% |

## Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*



All other schedules are omitted because they are either not required or applicable or equivalent information has been included in the financial statements and notes thereto.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InterDigital, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of InterDigital, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2011

## INTERDIGITAL, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (In thousands, except per-share data) | |
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $215,451 | $210,863 |
| Short-term investments | 326,218 | 198,943 |
| Accounts receivable, less allowances of $1,750 and $1,500 | 33,632 | 212,905 |
| Deferred tax assets | 35,136 | 68,500 |
| Prepaid and other current assets | 9,119 | 11,111 |
| Total current assets | 619,556 | 702,322 |
| PROPERTY AND EQUIPMENT, NET | 8,344 | 10,399 |
| PATENTS, NET | 130,305 | 119,170 |
| DEFERRED TAX ASSETS | 71,754 | 31,652 |
| OTHER NON-CURRENT ASSETS, NET | 44,684 | 44,942 |
| | 255,087 | 206,163 |
| TOTAL ASSETS | $874,643 | $908,485 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Current portion of long-term debt | $ 288 | $ 584 |
| Accounts payable | 7,572 | 6,284 |
| Accrued compensation and related expenses | 22,933 | 10,592 |
| Deferred revenue | 134,804 | 193,409 |
| Taxes payable | 3,675 | 33,825 |
| Dividend payable | 4,526 | — |
| Other accrued expenses | 4,762 | 7,866 |
| Total current liabilities | 178,560 | 252,560 |
| LONG-TERM DEBT | 180 | 468 |
| LONG-TERM DEFERRED REVENUE | 332,174 | 474,844 |
| OTHER LONG-TERM LIABILITIES | 10,613 | 11,076 |
| TOTAL LIABILITIES | 521,527 | 738,948 |
| COMMITMENTS AND CONTINGENCIES | | |
| SHAREHOLDERS' EQUITY: | | |
| Preferred Stock, $0.10 par value, 14,399 shares authorized, 0 shares issued and outstanding | — | — |
| Common Stock, $0.01 par value, 100,000 shares authorized, 68,602 and 66,831 shares issued and 45,032 and 43,261 shares outstanding | 686 | 668 |
| Additional paid-in capital | 525,767 | 491,068 |
| Retained Earnings | 395,799 | 246,771 |
| Accumulated other comprehensive income | 111 | 277 |
| | 922,363 | 738,784 |
| Treasury stock, 23,570 shares of common held at cost | 569,247 | 569,247 |
| Total shareholders' equity | 353,116 | 169,537 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $874,643 | $908,485 |

The accompanying notes are an integral part of these statements

## INTERDIGITAL, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (In thousands, except per-share data) | | |
| REVENUES | $394,545 | $297,404 | $228,469 |
| OPERATING EXPENSES: | | | |
| Selling, general and administrative | 28,301 | 24,777 | 33,452 |
| Patent administration and licensing | 58,907 | 56,127 | 63,492 |
| Development | 71,464 | 64,007 | 98,932 |
| Repositioning | — | 38,604 | — |
| Arbitration and litigation contingencies | — | — | (3,940) |
| | 158,672 | 183,515 | 191,936 |
| Income from operations | 235,873 | 113,889 | 36,533 |
| OTHER INCOME (LOSS): | | | |
| Interest and investment income (loss), net | 2,574 | (1,186) | 3,429 |
| Income before income taxes | 238,447 | 112,703 | 39,962 |
| INCOME TAX PROVISION | (84,831) | (25,447) | (13,755) |
| NET INCOME | $153,616 | $ 87,256 | $ 26,207 |
| NET INCOME PER COMMON SHARE — BASIC | $ 3.48 | $ 2.02 | $ 0.58 |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — BASIC | 44,084 | 43,295 | 44,928 |
| NET INCOME PER COMMON SHARE — DILUTED | $ 3.43 | $ 1.97 | $ 0.57 |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — DILUTED | 44,824 | 44,327 | 45,964 |

The accompanying notes are an integral part of these statements

## INTERDIGITAL, INC. AND SUBSIDIARIES

## CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | | Total Shareholders' Equity | Total Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | Shares | Amount | | |
| | (In thousands, except per-share data) | | | | | | | | |
| BALANCE, DECEMBER 31, 2007 | 65,292 | $653 | $465,599 | $133,308 | $ 206 | 18,795 | $(462,699) | $137,067 | |
| Net income | — | — | — | 26,207 | — | — | — | 26,207 | $ 26,207 |
| Net change in unrealized gain on short-term investments | — | — | — | — | 39 | — | — | 39 | 39 |
| Total Comprehensive Income | | | | | | | | | $ 26,246 |
| Exercise of Common Stock options | 296 | 3 | 2,180 | — | — | — | — | 2,183 | |
| Issuance of Common Stock under Profit Sharing Plan | 15 | — | 341 | — | — | — | — | 341 | |
| Issuance of Restricted Common Stock, net | 280 | 3 | 527 | — | — | — | — | 530 | |
| Withheld for taxes on issuance of Restricted Common Stock | — | — | (3,155) | — | — | — | — | (3,155) | |
| Tax benefit from exercise of stock options | — | — | 1,502 | — | — | — | — | 1,502 | |
| Amortization of unearned compensation | — | — | 4,474 | — | — | — | — | 4,474 | |
| Repurchase of Common Stock | — | — | — | — | — | 3,764 | (81,528) | (81,528) | |
| BALANCE, DECEMBER 31, 2008 | 65,883 | 659 | 471,468 | 159,515 | 245 | 22,559 | (544,227) | 87,660 | |
| Net income | — | — | — | 87,256 | — | — | — | 87,256 | $ 87,256 |
| Net change in unrealized gain on short-term investments | — | — | — | — | 32 | — | — | 32 | 32 |
| Total Comprehensive Income | | | | | | | | | $ 87,288 |
| Exercise of Common Stock options | 730 | 7 | 7,628 | — | — | — | — | 7,635 | |
| Issuance of Common Stock under Profit Sharing Plan | 26 | — | 545 | — | — | — | — | 545 | |
| Issuance of Restricted Common Stock, net | 192 | 2 | (2) | — | — | — | — | — | |
| Withheld for taxes on issuance of Restricted Common Stock | — | — | (1,725) | — | — | — | — | (1,725) | |
| Tax benefit from exercise of stock options | — | — | 3,881 | — | — | — | — | 3,881 | |
| Amortization of unearned compensation | — | — | 9,273 | — | — | — | — | 9,273 | |
| Repurchase of Common Stock | — | — | — | — | — | 1,011 | (25,020) | (25,020) | |
| BALANCE, DECEMBER 31, 2009 | 66,831 | 668 | 491,068 | 246,771 | 277 | 23,570 | (569,247) | 169,537 | |
| Net income | — | — | — | 153,616 | — | — | — | 153,616 | $153,616 |
| Net change in unrealized gain on short-term investments | — | — | — | — | (166) | — | — | (166) | (166) |
| Total Comprehensive Income | | | | | | | | | $153,450 |
| Cash Dividend Payable | — | — | — | (4,526) | — | — | — | (4,526) | |
| Dividend Equivalents | — | — | 62 | (62) | — | — | — | — | |
| Exercise of Common Stock options | 1,491 | 15 | 21,505 | — | — | — | — | 21,520 | |
| Issuance of Restricted Common Stock, net | 280 | 3 | (3) | — | — | — | — | — | |
| Withheld for taxes on issuance of Restricted Common Stock | — | — | (313) | — | — | — | — | (313) | |
| Tax benefit from exercise of stock options | — | — | 7,653 | — | — | — | — | 7,653 | |
| Amortization of unearned compensation | — | — | 5,795 | — | — | — | — | 5,795 | |
| BALANCE, DECEMBER 31, 2010 | 68,602 | $686 | $525,767 | $395,799 | $ 111 | 23,570 | $(569,247) | $353,116 | |

The accompanying notes are an integral part of these statements

## INTERDIGITAL, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (In thousands) | |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 153,616 | $ 87,256 | $ 26,207 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 22,125 | 22,874 | 28,851 |
| Deferred revenue recognized | (283,012) | (225,159) | (127,949) |
| Increase in deferred revenue | 81,737 | 611,991 | 84,207 |
| Deferred income taxes | (6,738) | (43,426) | 1,842 |
| Share-based compensation | 5,801 | 9,789 | 5,101 |
| Recognition of foreign tax credits | — | (16,400) | — |
| Impairment of long-term investment | — | 3,926 | 745 |
| Non-cash repositioning charges | — | 30,568 | — |
| Other | 80 | (155) | 32 |
| Decrease (Increase) in assets: | | | |
| Receivables | 179,273 | (179,013) | 96,988 |
| Deferred charges | 3,145 | 4,371 | 3,077 |
| Other current assets | (826) | 2,965 | 3,198 |
| Increase (decrease) in liabilities: | | | |
| Accounts payable | 417 | (1,506) | (30,121) |
| Accrued compensation | 11,234 | (24,140) | 14,998 |
| Accrued taxes payable | (29,825) | 33,005 | (15,510) |
| Other accrued expenses | (3,104) | 3,748 | (5,855) |
| Net cash provided by operating activities | 133,923 | 320,694 | 85,811 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Purchases of short-term investments | (696,478) | (314,128) | (126,390) |
| Sales of short-term investments | 568,888 | 156,608 | 170,417 |
| Purchases of property and equipment | (2,520) | (4,024) | (5,651) |
| Capitalized patent costs | (27,814) | (31,285) | (28,217) |
| Capitalized technology license costs | — | (1,115) | (6,957) |
| Long-term investments | — | (650) | (651) |
| Net cash (used) provided by investing activities | (157,924) | (194,594) | 2,551 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Net proceeds from exercise of stock options | 21,520 | 7,635 | 2,182 |
| Tax benefit from share-based compensation | 7,653 | 3,881 | 1,502 |
| Payments on long-term debt, including capital lease obligations | (584) | (1,877) | (1,589) |
| Repurchase of common stock | — | (25,020) | (82,331) |
| Net cash provided (used) by financing activities | 28,589 | (15,381) | (80,236) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 4,588 | 110,719 | 8,126 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 210,863 | 100,144 | 92,018 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ 215,451 | $ 210,863 | $ 100,144 |
| **SUPPLEMENTAL CASH FLOW INFORMATION:** | | | |
| Interest paid | $ 51 | $ 198 | $ 2,449 |
| Income taxes paid, including foreign withholding taxes | $ 113,820 | $ 44,853 | $ 23,125 |
| Non-cash investing and financing activities | | | |
| Dividend payable | $ 4,526 | $ — | $ — |
| Issuance of restricted common stock | $ — | $ — | $ 530 |
| Issuance of common stock for profit sharing | $ — | $ 545 | $ 341 |
| Accrued capitalized patent costs | $ (538) | $ 570 | $ 626 |
| Accrued purchases of property, plant and equipment | $ (333) | $ 375 | $ 148 |
| Leased asset additions and related obligation | $ — | $ — | $ 801 |

The accompanying notes are an integral part of these statements

## 1. BACKGROUND

InterDigital, Inc. (individually and/or collectively with its subsidiaries referred to as "InterDigital," the "Company," "we," "us," or "our") designs and develops advanced digital wireless technology solutions. We are developing technologies that may be utilized to extend the life of the current generation of products, may be applicable to multiple generational standards such as 3G, LTE, and LTE-A cellular standards, as well as IEEE 802 wireless standards, and may have applicability across multiple air interfaces. In conjunction with our technology development, we have assembled an extensive body of technical know-how, related intangible products, and a broad patent portfolio. We offer our products and solutions for license or sale to producers of wireless equipment and components and semiconductor companies.

### *Income Statement Reclassification*

Due to our repositioning announced on March 30, 2009, we reclassified our income statement presentation in 2009 in order to align our operating expense classifications with our ongoing activities. We eliminated the *General and administrative* and *Sales and marketing* classifications within *Operating Expenses* and created the *Selling, general and administrative* classification. All costs previously reported under *General and administrative* were reclassified to *Selling, general and administrative,* while *Sales and marketing* costs were reclassified between *Selling, general and administrative* and *Patent administration and licensing.* Additionally, we reclassified portions of our *Development* costs to *Patent administration and licensing.* The table below displays the "as previously reported" and "as reclassified" operating expenses for the year ended December 31, 2008.

| | Full Year 2008 |
|---|---|
| **As previously reported:** | |
| Sales and marketing | $ 9,161 |
| General and administrative | 26,576 |
| Patent administration and licensing | 58,885 |
| Development | 101,254 |
| Arbitration and litigation contingencies | (3,940) |
| ***Total operating expense*** | $191,936 |
| **As reclassified:** | |
| Selling, general and administrative | $ 33,452 |
| Patent administration and licensing | 63,492 |
| Development | 98,932 |
| Arbitration and litigation contingencies | (3,940) |
| ***Total operating expense*** | $191,936 |

### *Earnings Per Share Reclassification*

During 2009 and the first three quarters of 2010, we incorrectly included restricted stock units ("RSUs") as participating securities in our computation of Earnings Per Share ("EPS"). Our RSUs participate in dividends but, because the participation right is forfeitable, they should not have been classified as "participating securities" for purposes of our EPS calculation. Although we believe that the incorrect EPS amounts were not material with respect to any prior annual or interim periods, we have reclassified the RSUs as non-participating securities and have presented revised EPS figures in for each of the impacted periods. See Note 15 *Selected Quarterly Results.*

### *Repositioning*

On March 30, 2009, we announced a repositioning plan that included the expansion of our technology development and licensing business, the cessation of further ASIC development of our SlimChip modem and efforts to monetize the SlimChip technology investment through IP licensing and technology sales. In connection with the repositioning, the Company incurred a charge of $38.6 million during 2009. Of the total charge of $38.6 million, approximately $30.6 million represents long-lived asset impairments for assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment, and other assets.

In addition, the repositioning resulted in a reduction in force of approximately 100 employees, the majority of which were terminated effective April 3, 2009. Approximately $8.0 million of the total repositioning charge represented cash obligations associated with severance and contract termination costs, all of which have been satisfied as of December 31, 2010.

We did not incur any additional repositioning charges during 2010, nor do we expect to incur any related costs in the future.

The following table provides information related to our accrued liability for repositioning costs through December 31, 2010, which is included on our Consolidated Balance Sheets within *Other accrued expenses* (in thousands):

| | Asset Impairments | Severance and Related Costs | Contract Termination Costs | Total |
|---|---|---|---|---|
| **Accrued Liability for Repositioning Costs:** | | | | |
| December 31, 2009 | $— | $ 201 | $ 399 | $ 600 |
| Payments | — | (201) | (399) | (600) |
| **December 31, 2010** | $— | $ — | $ — | $ — |

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Principles of Consolidation*

The accompanying consolidated financial statements include all of our accounts and all entities which we have a controlling interest, which are required to be consolidated in accordance with the Generally Accepted Accounting Principles in the United States ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

### *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results, and that may involve a higher degree of complexity and judgment in their application compared to others, are those relating to patents, contingencies, revenue recognition, compensation, and income taxes. If different assumptions were made or different conditions had existed, our financial results could have been materially different.

### *Cash, Cash Equivalents and Short-Term Investments*

We consider all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents. Management determines the appropriate classification of our investments at the time of acquisition and re-evaluates such determination at each balance sheet date. At December 31, 2010 and 2009, all of our short-term investments were classified as available-for-sale and carried at fair value. We determine the cost of securities by specific identification and report unrealized gains and losses on our available-for-sale securities as a separate component of equity. Net unrealized losses on short-term investments was $0.2 million at December 31, 2010. Realized gains and losses for 2010, 2009, and 2008 were as follows (in thousands):

| Year | Gains | Losses | Net |
|---|---|---|---|
| 2010 | $ 64 | $(234) | $(170) |
| 2009 | $181 | $(104) | $ 77 |
| 2008 | $132 | $(222) | $ (90) |

Cash and cash equivalents at December 31, 2010 and 2009 consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Money market and demand accounts | $181,465 | $132,968 |
| U.S. government agency instruments | 21,992 | — |
| Commercial paper | 11,994 | 77,895 |
| | $215,451 | $210,863 |

Short-term investments as of December 31, 2010 and 2009 consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Commercial paper | $163,400 | $ 60,993 |
| U.S. government agency instruments | 140,076 | 118,055 |
| Corporate bonds | 22,742 | 19,895 |
| | $326,218 | $198,943 |

At December 31, 2010 and 2009, $285.4 million and $155.7 million, respectively, of our short-term investments had contractual maturities within one year. The remaining portions of our short-term investments had contractual maturities within two to five years.

***Fair Value of Financial Assets***

Effective January 1, 2008, we adopted the provisions of the Financial Accounting Standards Board's ("FASB") fair value measurement guidance that relate to our financial assets and financial liabilities. We adopted the guidance related to non-financial assets and liabilities as of January 1, 2009. We use various valuation techniques and assumptions when measuring fair value of our assets and liabilities. We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. This guidance established a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the Company's own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. We use quoted market prices for similar assets to estimate the fair value of our Level 2 investments. Our financial assets that are accounted for at fair value on a recurring basis are presented in the tables below as of December 31, 2010 and December 31, 2009 (in thousands):

| | Fair Value as of December 31, 2010 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Assets:** | | | | |
| Money market and demand accounts(a) | $181,465 | $ — | $— | $181,465 |
| Commercial paper(b) | 15,541 | 159,853 | — | 175,394 |
| U.S. government agencies(b) | 24,339 | 137,729 | — | 162,068 |
| Corporate bonds | 8,992 | 13,750 | — | 22,742 |
| | $230,337 | $311,332 | $— | $541,669 |

(a) Included within cash and cash equivalents

(b) Includes $12.0 million and $22.0 million of commercial paper and U.S. government securities, respectively, that is included within cash and cash equivalents.

| | Fair Value as of December 31, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Assets:** | | | | |
| Money market and demand accounts(a) | $132,968 | $ — | $— | $132,968 |
| Commercial paper(b) | 11,065 | 127,823 | — | 138,888 |
| U.S. government agencies | 27,095 | 90,960 | — | 118,055 |
| Corporate bonds | 7,026 | 12,869 | — | 19,895 |
| | $178,154 | $231,652 | $— | $409,806 |

(a) Included within cash and cash equivalents

(b) Includes $77.9 million of commercial paper that is included within cash and cash equivalents.

***Property and Equipment***

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided using the straight-line method. The estimated useful lives for computer equipment, computer software, engineering and test equipment, and furniture and fixtures are generally three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or their respective lease terms, which are generally five to ten years. Buildings are being depreciated over twenty-five years. Expenditures for major improvements and betterments are capitalized, while minor repairs and maintenance are charged to expense as incurred. Leases meeting certain capital lease criteria are capitalized and the net present value of the related lease payments is recorded as a liability. Amortization of capital leased assets is recorded using the straight-line method over the lesser of the estimated useful lives or the lease terms.

Upon the retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

***Internal-Use Software Costs***

We capitalize costs associated with software developed for internal use that are incurred during the software development stage. Such costs are limited to expenses incurred after management authorizes and commits to a computer software project, believes that it is more likely than not that the project will be completed, the software will be used to perform the intended function with an estimated service life of 2 years or more, and the completion of conceptual formulation, design, and testing of possible software project alternatives (the preliminary design stage). Costs incurred after final acceptance testing has been successfully completed are expensed. Capitalized computer software costs are amortized over their estimated useful life of three years.

All computer software costs capitalized to date relate to the purchase, development, and implementation of engineering, accounting, and other enterprise software.

### *Other-than-Temporary Impairments*

We review our investment portfolio during each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that is considered to be other-than-temporary. For non-public investments, if there are no identified events or circumstances that would have a significant adverse effect on the fair value of the investment, then the fair value is not estimated. If an investment is deemed to have experienced an other-than-temporary decline below its cost basis, we reduce the carrying amount of the investment to its quoted or estimated fair value, as applicable, and establish a new cost basis for the investment. For our cost method investments we charge the impairment to *Interest and investment (loss) income, net* line of our Consolidated Statements of Income.

### *Investments in Other Entities*

We may make strategic investments in companies that have developed or are developing technologies that are complementary to our business. We account for our investments using either the cost or equity method of accounting. Under the cost method, we do not adjust our investment balance when the investee reports profit or loss but monitor the investment for an other-than-temporary decline in value. On a quarterly basis, we monitor our investment's financial position and performance to assess whether there are any triggering events or indicators present that would be indicative of an other-than-temporary impairment of our investment. When assessing whether an other-than-temporary decline in value has occurred, we consider such factors as the valuation placed on the investee in subsequent rounds of financing, the performance of the investee relative to its own performance targets and business plan, and the investee's revenue and cost trends, liquidity and cash position, including its cash burn rate, and updated forecasts. Under the equity method of accounting, we initially record our investment in the stock of an investee at cost, and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between our cost and underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect our share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment. When there are a series of operating losses by the investee or when other factors indicate that a decrease in value of the investment has occurred which is other than temporary, we recognize an impairment equal to the difference between the fair value and the carrying amount of our investment. The carrying costs of our investments are included within *Other Non-Current Assets* on our Consolidated Balance Sheets.

In September 2009, we entered into a worldwide patent licensing agreement with Pantech Co., Ltd. ("Pantech") (formally known separately as Pantech Co., Ltd. and Pantech & Curitel Communications, Inc.). In exchange for granting Pantech the license, we received cash consideration and a minority equity interest in both Pantech Co., Ltd. and Pantech & Curitel Communications, Inc. Simultaneous with the execution of the patent license agreement, we executed a stock agreement to acquire a minority stake in Pantech using the Korean Won provided by Pantech with no participation at the board level or in management. Given that there are no observable inputs relevant to our investment in Pantech, we assessed pertinent risk factors, and reviewed a third-party valuation that used the discounted cash flow method, and incorporated illiquidity discounts in order to assign a fair market value to our investment. After consideration of the aforementioned factors, we valued our non-controlling equity interest in Pantech at $21.7 million. We are accounting for this investment using the cost method of accounting.

During 2007, we made a $5.0 million investment for a non-controlling interest in Kineto Wireless ("Kineto"). Due to the fact that we do not have significant influence over Kineto, we are accounting for this investment using the cost method of accounting. In first quarter 2008, we wrote down this investment by $0.7 million based on a lower valuation of Kineto. Early in second quarter 2008, we participated in a new round of financing that included several other investors, investing an additional $0.7 million in Kineto. This second investment both maintained our ownership position and preserved certain liquidation preferences. During 2009, we reassessed our investment in Kineto and concluded that, given their financial position at the time, it was necessary to record an impairment of $3.9 million, which reduced our carrying amount of our investment in Kineto to approximately $1.0 million at December 31, 2009.

On December 17, 2009, we announced a multi-faceted collaboration agreement with Attila Technologies LLC ("Attila"). We will collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million to acquire a 7% minority stake. No other amounts were paid or are payable to Attila for the period ended December 31, 2009. Certain terms of the agreement afford us the ability to exercise significant influence over Attila; therefore we are accounting for this investment using the equity method of accounting.

During 2010, we reassessed our investments in other entities and concluded that there was no evidence of an other-than-temporary impairment. However, Kineto and Attila are each pursuing additional financings in first quarter 2011. The respective results of these efforts could lead to an impairment of either investment. As of December 31, 2010, the aggregate carrying amount of our investments in Kineto and Attila was $1.7 million. We will continue to monitor these investments and will update our assessments during first quarter 2011.

***Patents***

We capitalize external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. We expense costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. We amortize capitalized patent costs for internally generated patents on a straight-line basis over ten years, which represents the estimated useful lives of the patents. The ten year estimated useful life for internally generated patents is based on our assessment of such factors as: the integrated nature of the portfolios being licensed, the overall makeup of the portfolio over time, and the length of license agreements for such patents. The estimated useful lives of acquired patents and patent rights, however, have been and will continue to be based on separate analyses related to each acquisition and may differ from the estimated useful lives of internally generated patents. The average estimated useful life of acquired patents thus far has been 15 years. We assess the potential impairment to all capitalized net patent costs when events or changes in circumstances indicate that the carrying amount of our patent portfolio may not be recoverable.

Patents consisted of the following (in thousands, except for useful life data):

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Weighted average estimated useful life (years) | 10.7 | 10.8 |
| Gross patents | $218,722 | $190,370 |
| Accumulated amortization | (88,417) | (71,200) |
| Patents, net | $130,305 | $119,170 |

Amortization expense related to capitalized patent costs was $17.2 million, $14.4 million, and $11.9 million in 2010, 2009, and 2008, respectively. These amounts are recorded within *Patent administration and licensing* line of our Consolidated Statements of Income.

The estimated aggregate amortization expense for the next five years related to our patents balance as of December 31, 2010 is as follows (in thousands):

| | |
|---|---|
| 2011 | $18,371 |
| 2012 | 18,039 |
| 2013 | 17,424 |
| 2014 | 16,446 |
| 2015 | 15,094 |

***Intangible Assets***

We capitalize the cost of technology solutions and platforms we acquire or license from third parties when they have a future benefit and the development of these solutions and platforms is substantially complete at the time they are acquired or licensed.

During 2009, in connection with our cessation of further product development of the SlimChip modem technology, we fully impaired our acquired intangible assets. In connection with this full impairment of our acquired intangible assets, the related cost and accumulated amortization were removed from our Consolidated Balance Sheets. For further discussion of our 2009 Repositioning refer to the *"Repositioning"* section of Note 1, *"Background."* At December 31, 2008, our intangible assets were offset by accumulated amortization of $11.6 million and had a weighted average useful life of approximately five years. Our amortization expense related to these intangible assets was $2.3 million and $7.1 million, in 2009 and 2008, respectively.

***Contingencies***

We recognize contingent assets and liabilities in accordance with the guidance for contingencies. We do not include expected legal fees to defend ourselves in our accruals for contingent liabilities, as we expense legal fees in the periods in which the legal services are provided.

In 2008, we accrued post judgment interest expense totaling $1.1 million, related to a previously recorded $20.7 million contingent liability. This interest expense was reported within the *Interest and investment (loss) income, net*, line within our Consolidated Statements of Income. This contingency related to arbitration with the Federal Insurance Company ("Federal") over an insurance reimbursement agreement. In second quarter 2008, InterDigital deposited $23.0 million with the Clerk of the Court, an amount sufficient to secure Federal's judgment and anticipated interest until a decision by the Court of Appeals. The Federal dispute was settled and brought to an end on April 22, 2009, pursuant to a confidential agreement between the parties. In connection with the settlement, approximately $21.1 million of the bond was paid to Federal, and the balance of approximately $2.0 million, including interest, was reimbursed to InterDigital. In first quarter 2009, InterDigital recognized $0.6 million of interest income to adjust accrued interest expense in connection with the settlement.

During 2008, in connection with the resolution of our disputes with Nokia in the United Kingdom, we recognized a credit of $3.9 million associated with the reduction of a previously recorded accrual for the potential reimbursement of legal fees.

***Revenue Recognition***

We derive the majority of our revenue from patent licensing. The timing and amount of revenue recognized from each customer depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by customers, cross-licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements, and settlement of patent litigation. Due to the inherent difficulty in establishing reliable, verifiable, and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements may often be recognized over the performance period. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long-term, as amounts to be recognized over the next twelve months are not known.

*Patent License Agreements*

Upon signing a patent license agreement, we provide the customer permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and the guidance for revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the customer. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our customers to use our patented inventions in their applications and products:

Consideration for Past Sales: Consideration related to a customer's product sales from prior periods may result from a negotiated agreement with a customer that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a customer over the specific terms of an existing license agreement. We may also receive consideration for past sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price, and determined that collectability is reasonably assured.

Fixed Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the customer's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the customer will benefit from the use of our patented inventions.

Prepayments: These are up-front, non-refundable royalty payments towards a customer's future obligations to us related to its expected sales of covered products in future periods. Our customers' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a customer exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: These are royalty payments covering a customer's obligations to us related to its sales of covered products in the current contractual reporting period.

Customers that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our customers' underlying sales occurred. As a result, it is impractical for us to recognize revenue in the period in which the underlying sales occur, and, in most cases, we recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our customers, our visibility into our customers' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time to time, customers will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected.

In cases where we receive objective, verifiable evidence that a customer has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

*Technology Solutions Revenue*

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the original and revised guidance for software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs, and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases, we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

***Deferred Charges***

From time to time, we use sales agents to assist us in our licensing activities. In such cases, we may pay a commission. The commission rate varies from agreement to agreement. Commissions are normally paid shortly after our receipt of cash payments associated with the patent license agreements. We defer recognition of commission expense related to both prepayments and fixed fee royalty payments and amortize these expenses in proportion to our recognition of the related revenue. In 2010, 2009, and 2008, we paid cash commissions of approximately $0.6 million, less than $0.1 million, and $0.1 million, respectively.

Incremental direct costs incurred related to acquisition or origination of a customer contract in a transaction that results in the deferral of revenue may be either expensed as incurred or capitalized. The only eligible costs for deferral are those costs directly related to a particular revenue arrangement. We capitalize those direct costs incurred for the acquisition of a contract through the date of signing, and amortize them on a straight-line basis over the life of the patent license agreement. We paid approximately $0.6 million of direct contract origination costs in 2009 in relation to our patent licensing agreement with Pantech. There were no direct contract origination costs incurred during 2010 and 2008.

Deferred charges are recorded in our Consolidated Balance Sheets within the following captions (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Prepaid and other current assets | | |
| Deferred commission expense | $ 289 | $3,255 |
| Deferred contract origination costs | 79 | 79 |
| Other non-current assets | | |
| Deferred commission expense | 1,623 | 1,663 |
| Deferred contract origination costs | 395 | 474 |

Commission expense was approximately $3.7 million, $3.4 million, and $4.7 million in 2010, 2009, and 2008, respectively. Commission expense is included within the *Patent administration and licensing* line of our Consolidated Statements of Income. Deferred contract origination expense recognized in 2010 and 2009 was less than $0.1 million in each period and is included within *Patent administration and licensing* line of our Consolidated Statements of Income. There was no direct contract origination expense recognized during 2008.

### *Research and Development*

Research and development expenditures are expensed in the period incurred, except certain software development costs which are capitalized between the point in time that technological feasibility of the software is established and the product is available for general release to customers. We did not have any such capitalized software costs in any period presented. Research, development, and other related costs were approximately $71.5 million, $64.0 million, and $98.9 million in 2010, 2009, and 2008, respectively.

### *Compensation Programs*

We account for the compensation cost related to share-based transactions based on the fair values of the instruments issued and the estimated forfeitures of stock-based compensation awards. At December 31, 2010 and 2009, we have estimated the forfeiture rates for outstanding RSUs to be between 0% and 23% over their lives of one to three years, depending upon the group receiving the grant and the specific terms of the award issued.

In 2006, we adopted the short-cut method to establish the historical additional paid-in-capital pool ("APIC Pool") related to the tax effects of employee share-based compensation. Any positive balance would be available to absorb tax shortfalls (which occur when the tax deductions resulting from share-based compensation are less than the related book expense) recognized subsequent to the adoption of the stock-based compensation guidance. We did not incur any net tax shortfalls in either 2010 or 2009.

In all periods, our policy has been to set the value of RSU and restricted stock awards equal to the value of our underlying common stock on the date of measurement. We amortize expense for all such awards using an accelerated method.

### *Concentration of Credit Risk and Fair Value of Financial Instruments*

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash equivalents, short-term investments, and accounts receivable. We place our cash equivalents and short-term investments only in highly rated financial instruments and in United States Government instruments.

Our net accounts receivable are derived principally from patent license agreements and technology solutions agreements. At December 31, 2010, four customers represented 92% of our net accounts receivable balance. At December 31, 2009, one customer represented 94% of our net accounts receivable balance. We perform ongoing credit evaluations of our customers, who generally include large, multi-national, wireless telecommunications equipment manufacturers. We believe that the book value of our financial instruments approximate their fair values.

### *Impairment of Long-Lived Assets*

We evaluate long-lived and intangible assets for impairment when factors indicate that the carrying value of an asset may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we review whether we will be able to realize our long-lived assets by analyzing the projected undiscounted cash flows in measuring whether the asset is recoverable. We did not have any long-lived asset impairments in 2010. We recorded a charge of $30.6 million in 2009 related to the impairment of assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment and other assets. Refer to the "*Repositioning*" section of Note 1 for further information related to the 2009 impairment incurred as a result of the cessation of further product development of the SlimChip modem technology.

### *Income Taxes*

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we have amended our United States federal income tax returns for the periods 1999 — 2005 to reclaim the foreign tax payments we made during those periods from deductions to foreign tax credits. We have established a basis to support amending the returns and estimate that the maximum incremental benefit will be approximately $19.1 million. We recorded a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. The process to finalize our utilization of these credits is complicated, involving tax treaty proceedings including both U.S. and foreign tax jurisdictions. It is possible that at the conclusion of this process the $16.4 million benefit we recognized may not be realized in full or in part or that we may realize the maximum benefit of $19.1 million.

Between 2006 and 2010, we paid approximately $136.7 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

### *Net Income Per Common Share*

Basic EPS is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other securities with features that could result in the issuance of common stock were exercised or converted to common stock. The following tables reconcile the numerator and the denominator of the basic and diluted net income per share computation (in thousands, except for per share data):

| | For the Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Basic | Diluted | Basic | Diluted | Basic | Diluted |
| **Numerator:** | | | | | | |
| Net income applicable to common shareholders | $153,616 | $153,616 | $87,256 | $87,256 | $26,207 | $26,207 |
| **Denominator:** | | | | | | |
| Weighted-average shares outstanding: Basic | 44,084 | 44,084 | 43,295 | 43,295 | 44,928 | 44,928 |
| Dilutive effect of stock options and RSUs | | 740 | | 1,032 | | 1,036 |
| Weighted-average shares outstanding: Diluted | | 44,824 | | 44,327 | | 45,964 |
| **Earnings Per Share:** | | | | | | |
| Net income: Basic(a) | $ 3.48 | 3.48 | $ 2.02 | 2.02 | $ 0.58 | 0.58 |
| Dilutive effect of stock options and RSUs | | (0.05) | | (0.05) | | (0.01) |
| Net income: Diluted(a) | | $ 3.43 | | $ 1.97 | | $ 0.57 |

(a) As discussed in Note 1 to the Consolidated Financial Statements, during 2009 and first three quarters 2010, we incorrectly included RSUs as participating securities in our computation of EPS. Our RSUs participate in dividends but, because the participation right is forfeitable, they should not have been classified as "participating securities" for purposes of our EPS calculation. Although, we believe that the incorrect EPS amounts were not material with respect to any prior annual or interim periods, we have reclassified the RSUs as non-participating securities and have presented revised EPS figures for each of the impacted periods. See Note 15 *Selected Quarterly Results.*

For the years ended December 31, 2010, 2009, and 2008, stock options to purchase approximately less than 0.1 million, 0.6 million and 0.8 million shares, respectively, of common stock were excluded from the computation of diluted EPS because the exercise prices of the options were greater than the weighted-average market price of our common stock during the respective periods and, therefore, their effect would have been anti-dilutive.

## New Accounting Guidance

### *Accounting Standards Updates: Revenue Arrangements with Multiple Deliverables*

In September 2009, the FASB finalized revenue recognition guidance for Revenue Arrangements with Multiple Deliverables. By providing another alternative for determining the selling price of deliverables, the Accounting Standard Update related to revenue arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics. In addition, the residual method of allocating arrangement consideration is no longer permitted under this new guidance. This guidance is effective for fiscal years beginning on or after June 15, 2010. However, adoption is permitted as early as the interim period ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company adopted this guidance effective January 1, 2011, and will apply this guidance on a prospective basis beginning with all new or materially modified revenue arrangements with multiple deliverables entered into as of January 1, 2011. As a result of this new guidance, we will recognize revenue from new or materially modified agreements with multiple elements and fixed payments earlier than we would have under our old policy.

*Accounting Standards Updates: Fair Value Measurements*

In January 2010, the FASB issued authoritative guidance on improving disclosures about fair value measurements. This guidance requires new disclosures about transfers in and out of Level 1 and 2 measurements and separate disclosures about activity relating to Level 3 measurements. In addition, this guidance clarifies existing fair value disclosures about the level of disaggregation and the input and valuation techniques used to measure fair value. The guidance only relates to disclosure and does not impact the Company's consolidated financial statements. The Company adopted this guidance in first quarter 2010. There was no significant impact to the Company's disclosures upon adoption, as the Company does not have any such transfers.

## 3. GEOGRAPHIC/CUSTOMER CONCENTRATION

We have one reportable segment. As of December 31, 2010, substantially all of our revenue was derived from a limited number of customers based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and were not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our customers and the total revenue derived from each country for the periods indicated (in thousands):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Korea | $175,614 | $160,470 | $ 59,164 |
| Japan | 121,113 | 73,253 | 113,824 |
| Canada | 38,820 | 27,371 | 19,018 |
| Taiwan | 21,559 | 15,336 | 14,405 |
| United States | 18,953 | 9,361 | 9,814 |
| Germany | 10,292 | 10,394 | 6,106 |
| China | 6,305 | — | 3,238 |
| Other Europe | 1,877 | 1,196 | 2,751 |
| Other Asia | 12 | 23 | 149 |
| Total | $394,545 | $297,404 | $228,469 |

During 2010, 2009, and 2008, the following customers accounted for 10% or more of total revenues:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Samsung Electronics Company, Ltd. | 26% | 33% | < 10% |
| LG Electronics | 15% | 19% | 25% |
| Sharp Corporation | < 10% | 10% | 16% |
| NEC Corporation | < 10% | < 10% | 12% |

At December 31, 2010 and 2009, we held $138.4 million, or 99%, and $128.8 million, or 99%, respectively, of our property and equipment and patents in the United States net of accumulated depreciation and amortization. We also held $0.2 million and $0.8 million, respectively, of property and equipment, net of accumulated depreciation, in Canada.

## 4. SIGNIFICANT AGREEMENTS:

### *Patent Licensing*

In first quarter 2010, we entered into a worldwide, non-exclusive patent license agreement with Casio Hitachi Mobile Communications Co., Ltd. ("CHMC"). The patent license agreement covers the sale by CHMC of all wireless end-user terminal devices compliant with 2G and 3G cellular standards through June 1, 2010. In addition, in first quarter 2010, we identified additional royalty obligations in a routine audit of an existing customer. During 2010, we recognized revenue totaling $39.9 million, including $35.7 million related to past sales, in connection with these two items.

*Technology Solutions*

In first quarter 2010, we entered into a technology transfer and license agreement with Beceem Communications Inc. ("Beceem"). Beceem was granted non-exclusive, worldwide licenses to certain 2G and 3G signal processing technologies to develop, implement, and use in multimode 4G chips. In fourth quarter 2010, Broadcom Corporation ("Broadcom") acquired Beceem, and upon the closing of such transaction the technology transfer and license agreement terminated. Beceem paid us the remaining amounts due under an agreement of termination. In addition, Beceem/Broadcom does not have a license to sell products incorporating our technology or to otherwise use our technology, and, upon termination, Beceem became obligated to remove fully our technology from all of its products. As of December 31, 2010, there were no receivable or deferred revenue balances associated with our technology transfer and license agreement with Beceem.

In third quarter 2010, we entered into a technology license agreement to provide our SlimChip 2G and 3G modem technology to a mobile chipset manufacturer in mainland China. Under the non-exclusive, royalty-bearing technology delivery agreement, InterDigital will license a dual-mode core with 2G and 3G physical layer — inclusive of HSPA, compliant with the UMTS 3GPP Release 6 standard — and provide engineering support. InterDigital will receive milestone-based payments and will be compensated on a per-unit royalty basis on sales of products containing the delivered technology.

We are accounting for portions of these and other technology solutions agreements using the proportional performance method. During 2010 and 2009, we recognized related revenue of $12.9 million and $0.0 million, respectively. We did not have a deferred revenue balance associated with the above-noted technology solutions agreements at December 31, 2010 or December 31, 2009. We had $1.7 million of related unbilled accounts receivable as of December 31, 2010.

## 5. PROPERTY AND EQUIPMENT

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (In thousands) | |
| Land | $ 695 | $ 695 |
| Building and improvements | 7,653 | 7,402 |
| Engineering and test equipment | 9,339 | 7,651 |
| Computer equipment | 8,778 | 8,477 |
| Computer software | 15,311 | 14,789 |
| Furniture and fixtures | 1,202 | 1,175 |
| Leasehold improvements | 4,287 | 4,224 |
| Property and equipment, gross | 47,265 | 44,413 |
| Less: accumulated depreciation | (38,921) | (34,014) |
| Property and equipment, net | $ 8,344 | $ 10,399 |

Depreciation expense was $4.9 million, $6.1 million, and $9.9 million in 2010, 2009, and 2008, respectively. Depreciation expense included depreciation of computer software costs of $1.8 million, $2.3 million, and $3.2 million in 2010, 2009, and 2008, respectively. Accumulated depreciation related to computer software costs was $13.4 million and $11.6 million at December 31, 2010 and 2009, respectively.

## 6. OBLIGATIONS

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (In thousands) | |
| Mortgage debt | $ 468 | $ 733 |
| Capital leases | — | 319 |
| Total debt obligations | $ 468 | $1,052 |
| Less: Current portion | (288) | (584) |
| Long-term debt obligations | $ 180 | $ 468 |

During 1996, we purchased our King of Prussia, Pennsylvania, facility for $3.7 million, including cash of $0.9 million and a 16-year mortgage of $2.8 million with interest payable at a rate of 8.28% per annum. The carrying amount of the land and office building in King of Prussia was $1.4 million as of December 31, 2010.

There were no capital leases remaining at December 31, 2010. The net book value of software and equipment under capitalized lease obligations was $0.0 million at December 31, 2010 and $0.6 million at December 31, 2009.

Maturities of principal of the long-term debt obligations as of December 31, 2010 are as follows (in thousands):

| | |
|---|---|
| 2011 | $288 |
| 2012 | 180 |
| Thereafter | — |
| | $468 |

## 7. COMMITMENTS

*Leases*

We have entered into various operating lease agreements. Total rent expense, primarily for office space, was $2.9 million, $2.7 million, and $3.1 million in 2010, 2009, and 2008, respectively. Minimum future rental payments for operating leases as of December 31, 2010 are as follows (in thousands):

| | |
|---|---|
| 2011 | $2,488 |
| 2012 | 2,232 |
| 2013 | 879 |
| 2014 | 857 |
| 2015 | 605 |
| Thereafter | 303 |

## 8. LITIGATION AND LEGAL PROCEEDINGS

***Nokia United States International Trade Commission ("USITC" or the "Commission") Proceeding and Related Delaware District Court and Southern District of New York Proceedings***

In August 2007, InterDigital filed a USITC complaint against Nokia Corporation and Nokia, Inc. (collectively, "Nokia") alleging that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and fourth patent, respectively, were added to our complaint against Nokia. The complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

In addition, on the same date as our filing of the USITC action referenced above, we also filed a complaint in the United States District Court for the District of Delaware ("Delaware District Court") alleging that Nokia's 3G mobile handsets and components infringe the same two InterDigital patents identified in the original USITC complaint. The complaint seeks a permanent injunction and damages in an amount to be determined. This Delaware action was stayed on January 10, 2008, pursuant to the mandatory, statutory stay of parallel district court proceedings at the request of a respondent in a USITC investigation. Thus, this Delaware action is stayed with respect to the patents in this case until the USITC's determination on these patents becomes final, including any appeals. The Delaware District Court permitted InterDigital to add to the stayed Delaware action the third and fourth patents InterDigital asserted against Nokia in the USITC action. Nokia, joined by Samsung Electronics Co., Ltd. ("Samsung"), moved to consolidate the Nokia USITC proceeding with an investigation we had earlier initiated against Samsung in the USITC. On October 24, 2007, the Honorable Paul J. Luckern, the Administrative Law Judge overseeing the two USITC proceedings against Samsung and Nokia, respectively, issued an order to consolidate the two pending investigations. Pursuant to the order, the schedules for both investigations were revised to consolidate proceedings and set a unified evidentiary hearing on April 21-28, 2008, the filing of a single initial determination by Judge Luckern by July 11, 2008, and a target date for the consolidated investigations of November 12, 2008, by which date the USITC would issue its final determination (the "Target Date").

On December 4, 2007, Nokia moved for an order terminating or, alternatively, staying the USITC investigation as to Nokia, on the ground that Nokia and InterDigital must first arbitrate a dispute as to whether Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. On January 8, 2008, Judge Luckern issued an order denying Nokia's motion and holding that Nokia has waived its arbitration defense by instituting and participating in the investigation and other legal proceedings. On February 13, 2008, Nokia filed an action in the U.S. District Court for the Southern District of New York (the "Southern District Action"), seeking to preliminarily enjoin InterDigital from proceeding with the USITC investigation with respect to Nokia, in spite of Judge Luckern's ruling denying Nokia's motion to terminate the USITC investigation. Nokia raised in this preliminary injunction action the same arguments it raised in its motion to terminate the USITC investigation, namely that InterDigital allegedly must first arbitrate its alleged license dispute with Nokia and that Nokia has not waived arbitration of this defense. In the Southern District Action, Nokia also sought to compel InterDigital to arbitrate its alleged license dispute with Nokia and, in the alternative, sought a determination by the District Court that Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. On March 7, 2008, InterDigital filed a motion to dismiss Nokia's claim in the alternative that Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation.

On February 8, 2008, Nokia filed a motion for summary determination in the USITC that InterDigital cannot show that a domestic industry exists in the United States as required to obtain relief. Samsung joined this motion. InterDigital opposed this motion. On February 14, 2008, InterDigital filed a motion for summary determination that InterDigital satisfies the domestic industry requirement based on its licensing activities. On February 26, 2008, InterDigital filed a motion for summary determination that it has separately satisfied the so-called "economic prong" for establishing that a domestic industry exists based on InterDigital's chipset product that practices the asserted patents. Samsung and Nokia opposed these motions. On March 17, 2008, Samsung and Nokia filed a motion to strike any evidence concerning InterDigital's product and to preclude InterDigital from introducing any such evidence in relation to domestic industry at the evidentiary hearing. On March 26, 2008, the Administrative Law Judge granted InterDigital's motion for summary determination that it has satisfied the so-called "economic prong" for establishing that a domestic industry exists based on InterDigital's chipset product that practices the asserted patents and denied Samsung's motion to strike and preclude introduction of evidence concerning InterDigital's domestic industry product.

On March 17, 2008, Nokia and Samsung jointly moved for summary determination that U.S. Patent No. 6,693,579, which was asserted against both Samsung and Nokia, is invalid. InterDigital opposed this motion. On April 14, 2008, the Administrative Law Judge denied Nokia's and Samsung's joint motion for summary determination that the '579 patent is invalid.

On March 20, 2008, the U.S. District Court for the Southern District of New York, ruling from the bench, decided that Nokia is likely to prevail on the issue of whether Nokia's alleged entitlement to a license is arbitrable. The Court did not consider or rule on whether Nokia is entitled to such a license. As a result, the Court entered a preliminary injunction requiring InterDigital to participate in arbitration of the license issue and requiring InterDigital to cease participation in the USITC proceeding by April 11, 2008, but only with respect to Nokia. The Court further ordered Nokia to post a $500,000 bond by March 28, 2008, which Nokia did. InterDigital promptly filed a request for a stay of the preliminary injunction and for an expedited appeal with the U.S. Court of Appeals for the Federal Circuit, which transferred the appeal to the U.S. Court of Appeals for the Second Circuit. The preliminary injunction became effective on April 11, 2008, and, in accordance with the Court's order, InterDigital filed a motion with the Administrative Law Judge to stay the USITC proceeding against Nokia pending InterDigital's appeal of the District Court's decision or, if that appeal were unsuccessful, pending the Nokia TDD Arbitration (described below). On April 14, 2008, the Administrative Law Judge ordered that the date for the commencement of the evidentiary hearing, originally scheduled for April 21, 2008, be suspended until further notice from the Administrative Law Judge. The Administrative Law Judge did not at that point change the scheduled date of July 11, 2008 for his initial determination in the investigation or the scheduled Target Date of November 12, 2008 for a decision by the USITC. InterDigital's motion for a stay of the preliminary injunction and for an expedited appeal was considered by a panel of the Second Circuit on April 15, 2008. On April 16, 2008, the Second Circuit denied the motion for stay but set an expedited briefing schedule for resolving InterDigital's appeal on the merits of whether the District Court's order granting the preliminary injunction should be reversed.

On April 17, 2008, InterDigital filed a motion with the USITC to separate the consolidated investigations against Nokia and Samsung in order for the investigation to continue against Samsung pending the expedited appeal or, if the appeal is unsuccessful, pending the Nokia TDD Arbitration. Samsung and Nokia opposed InterDigital's motion. On May 16, 2008, the Administrative Law Judge deconsolidated the investigations against Samsung and Nokia and set an evidentiary hearing date in the investigation against Samsung (337-TA-601) to begin on July 8, 2008.

On May 20, 2008, the Administrative Law Judge denied without prejudice all pending motions in the consolidated investigation (337-TA-613).

On June 17, 2008, a panel of the U.S. Court of Appeals for the Second Circuit heard oral argument on InterDigital's appeal from the order of the U.S. District Court for the Southern District of New York preliminarily enjoining InterDigital from proceeding against Nokia in the consolidated investigation. On July 31, 2008, the Second Circuit reversed the preliminary injunction, finding that Nokia's litigation conduct resulted in a waiver of any right to arbitrate its license dispute. InterDigital promptly notified the Administrative Law Judge in the Nokia investigation (337-TA-613) of the Second Circuit's decision. On August 14, 2008, Nokia filed a petition for rehearing and petition for rehearing en banc of the Second Circuit's decision, and on September 15, 2008, the Second Circuit denied Nokia's petitions. The mandate from the Second Circuit issued to the Southern District of New York on September 22, 2008. Notwithstanding the Second Circuit's decision, on October 17, 2008 Nokia filed a request for a status conference with the District Court to establish a procedural schedule for Nokia to pursue a permanent injunction requiring InterDigital to arbitrate Nokia's alleged license defense, and arguing that the Second Circuit's decision does not bar such an action. On October 23, 2008, InterDigital filed a response with the District Court asserting that the Second Circuit's waiver finding was dispositive, and seeking the dismissal of Nokia's complaint in its entirety. On March 5, 2009, the Court in the Southern District Action granted InterDigital's request and dismissed all of Nokia's claims in the Southern District Action, but delayed issuing a final judgment pending a request by InterDigital seeking to collect against the $500,000 preliminary injunction bond posted by Nokia. On April 3, 2009, InterDigital filed a motion to collect against the preliminary injunction bond, contending that InterDigital was damaged by at least $500,000 as a result of the wrongfully obtained preliminary injunction. On March 10, 2010, the District Court denied InterDigital's motion to collect against the preliminary injunction bond. On April 9, 2010, InterDigital filed a notice of appeal with the District Court, indicating that InterDigital is appealing the denial of its motion to collect against the preliminary injunction bond to the U.S. Court of Appeals for the Second Circuit. InterDigital filed its opening brief in the appeal on July 28, 2010. Nokia filed its brief on November 29, 2010. InterDigital filed its reply brief on December 13, 2010. The Second Circuit has scheduled oral argument for March 7, 2011.

On September 24, 2008, InterDigital filed a motion to lift the stay of the Nokia investigation (337-TA-613) based on the issuance of the Second Circuit's mandate reversing the preliminary injunction granted to Nokia. The Administrative Law Judge granted InterDigital's motion on September 25, 2008 and lifted the stay. On October 7,

2008, the Administrative Law Judge issued an order in the Nokia investigation setting the evidentiary hearing for May 26-29, 2009. On October 10, 2008, the Administrative Law Judge issued an order resetting the Target Date for the USITC's Final Determination in the Nokia investigation to December 14, 2009, and requiring a final Initial Determination by the Administrative Law Judge to be entered no later than August 14, 2009.

On January 21, 2009, Nokia filed a motion to schedule a claim construction hearing in the USITC proceeding in early February 2009, and on January 29, 2009, InterDigital filed an opposition to the motion for a claim construction hearing. On February 9, 2009, the Administrative Law Judge denied Nokia's motion for a claim construction hearing.

On February 13, 2009, InterDigital filed a renewed motion for summary determination that InterDigital has satisfied the domestic industry requirement based on its licensing activities, and on February 27, 2009, Nokia filed an opposition to the motion. On March 10, 2009, the Administrative Law Judge granted InterDigital's motion, finding that InterDigital has established, through its licensing activities that a domestic industry exists in the United States as required to obtain relief before the USITC. On April 9, 2009, the Commission issued a notice that it would not review the Administrative Law Judge's Order granting summary determination of a licensing-based domestic industry, thereby adopting the Administrative Law Judge's decision.

The evidentiary hearing for the USITC investigation with respect to Nokia was held from May 26, 2009 through June 2, 2009.

On August 14, 2009, the Administrative Law Judge issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that InterDigital's patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the Commission, the Administrative Law Judge recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components as well as the issuance of appropriate cease and desist orders.

On August 31, 2009, InterDigital filed a petition for review of certain issues raised in the August 14, 2009 Initial Determination. On that same date, Nokia also filed a contingent petition for review of certain issues in the Initial Determination. Responses to both petitions were filed on September 8, 2009.

On October 16, 2009, the Commission issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the Administrative Law Judge's determination of no violation and terminated the investigation. The Commission determined to review the claim construction of the patent claim terms "synchronize" and "access signal" and also determined to review the Administrative Law Judge's validity determinations. On review, the Commission modified the Administrative Law Judge's claim construction of "access signal" and took no position with regard to the claim term "synchronize" or the validity determinations. The Commission determined not to review the remaining issues decided in the Initial Determination.

On November 30, 2009, InterDigital filed with the United States Court of Appeals for the Federal Circuit a petition for review of certain rulings by the Commission. In the appeal, neither the construction of the term "synchronize" nor the issue of validity can be raised because the Commission took no position on these issues in its determination. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Court on January 4, 2010. InterDigital's opening brief was filed on April 12, 2010. In its appeal, InterDigital seeks reversal of the Commission's claim constructions and non-infringement findings with respect to certain claim terms in U.S. Patent Nos. 7,190,966 and 7,286,847, vacatur of the Commission's determination of no Section 337 violation, and a remand for further proceedings before the Commission. InterDigital is not appealing the Commission's determination of non-infringement with respect to U.S. Patent Nos. 6,973,579 and 7,117,004. Nokia and the Commission filed their briefs on July 13, 2010. In their briefs, Nokia and the Commission argue that the Commission correctly construed the claim terms asserted by InterDigital in its appeal and that the Commission properly determined that Nokia did not infringe the patents on appeal. Nokia also argues that the Commission's finding of noninfringement should be affirmed based on an additional claim term. Nokia further argues that the Commission erred in finding that InterDigital could satisfy the domestic industry requirement based solely on its patent licensing activities and without proving that an article in the United States practices the claimed inventions, and that the Commission's finding of no Section 337 violation should be affirmed on that additional basis.

InterDigital filed its reply brief on August 30, 2010. The Court heard oral argument in the appeal on January 13, 2011. The Court has not yet issued a decision in the appeal.

InterDigital has no obligation as a result of the above matter and we have not recorded a related liability in our financial statements.

*Nokia Delaware Proceeding*

In January 2005, Nokia filed a complaint in the Delaware District Court against InterDigital Communications Corporation (now IDC) and ITC (for purposes of the Nokia Delaware Proceeding described herein, IDC and ITC are collectively referred to as "InterDigital," "we," or "our"), alleging that we have used false or misleading descriptions or representations regarding our patents' scope, validity, and applicability to products built to comply with 3G wireless phone Standards ("Nokia Delaware Proceeding"). Nokia's amended complaint seeks declaratory relief, injunctive relief and damages, including punitive damages, in an amount to be determined. We subsequently filed counterclaims based on Nokia's licensing activities as well as Nokia's false or misleading descriptions or representations regarding Nokia's 3G patents and Nokia's undisclosed funding and direction of an allegedly independent study of the essentiality of 3G patents. Our counterclaims seek injunctive relief as well as damages, including punitive damages, in an amount to be determined.

On December 10, 2007, pursuant to a joint request by the parties, the Delaware District Court entered an order staying the proceedings pending the full and final resolution of InterDigital's USITC investigation against Nokia. Specifically, the full and final resolution of the USITC investigation includes any initial or final determinations of the Administrative Law Judge overseeing the proceeding, the USITC, and any appeals therefrom. Pursuant to the order, the parties and their affiliates are generally prohibited from initiating against the other parties, in any forum, any claims or counterclaims that are the same as the claims and counterclaims pending in the Nokia Delaware Proceeding, and should any of the same or similar claims or counterclaims be initiated by a party, the other parties may seek dissolution of the stay.

Except for the Nokia Delaware Proceeding and the Nokia Arbitration Concerning Presentations (described below), the order does not affect any of the other legal proceedings between the parties, including the Nokia USITC Proceeding and Related Delaware District Court and Southern District of New York Proceedings (described above).

*Nokia Arbitration Concerning Presentations*

In November 2006, InterDigital Communications Corporation (now IDC) and ITC filed a request for arbitration with the International Chamber of Commerce against Nokia ("Nokia Arbitration Concerning Presentations"), claiming that certain presentations Nokia has attempted to use in support of its claims in the Nokia Delaware Proceeding are confidential and, as a result, may not be used in the Nokia Delaware Proceeding pursuant to the parties' agreement.

The December 10, 2007 order entered by the Delaware District Court to stay the Nokia Delaware Proceeding (described above) also stayed the Nokia Arbitration Concerning Presentations pending the full and final resolution of the USITC investigation against Nokia as described above.

*Other*

We are party to certain other disputes and legal actions in the ordinary course of business. We do not believe that these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows.

## 9. INSURANCE REIMBURSEMENTS

During 2008, we received payments from insurance providers of $7.2 million to reimburse us for portions of our defense costs in certain litigation with Nokia. These amounts reduced our *Patent administration and licensing* expenses in 2008. We did not receive any insurance reimbursements during 2010 and 2009.

## 10. RELATED PARTY TRANSACTIONS

A member of our Board of Directors is Chairman of the Advisory Board to a firm that provides us with consulting services. We paid this firm approximately $0.0 million, $0.1 million, and less than $0.1 million in 2010, 2009, and 2008, respectively. Our board member did not receive any direct compensation or commissions related to these engagements.

On December 17, 2009 we announced a multi-faceted collaboration agreement with Attila, a company in which we have a direct investment. Under the agreement, we collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million in 2009 to acquire a 7% minority stake in Attila. In 2010, we paid $0.4 million to Attila in relation to the collaboration agreement previously discussed.

## 11. COMPENSATION PLANS AND PROGRAMS

### Equity Compensation Plans

On June 4, 2009, the Company's shareholders adopted and approved the 2009 Stock Incentive Plan (the "2009 Plan"), under which current or prospective officers and employees and non-employee directors, consultants and advisors can receive share-based awards such as RSUs, restricted stock, stock options and other stock awards. As of this date, no further grants were permitted under any previously existing stock plans (the "Pre-existing Plans"). We issue the share-based awards authorized under the 2009 Plan through a variety of compensation programs.

The following table summarizes changes in the number of equity instruments available for grant under the Company's stock plan(s) for the current year:

| | Available for Grant |
|---|---|
| **Balance at December 31, 2009** | 3,399 |
| RSUs and restricted stock granted **(a)** | (233) |
| Options and RSUs canceled | 43 |
| **Balance at December 31, 2010** | 3,209 |

**(a)** RSUs include performance-based units.

#### *Stock Options*

We have outstanding non-qualified stock options that were granted under the Pre-existing Plans to non-employee directors, officers and employees of the Company and other specified groups, depending on the plan. No further grants are allowed under the Pre-existing Plans. In 2009, our shareholders approved the 2009 Plan, which allows for the granting of incentive and non-qualified stock options, as well as other securities. The 2009 Plan authorizes the issuance of up to approximately 3.0 million shares of common stock. The administrator of the 2009 Plan, initially the Compensation Committee of the Board of Directors, determines the number of options to be granted. Under the terms of the 2009 Plan, the exercise price per share of each option, other than in the event of options granted in connection with a merger or other acquisition, cannot be less than 100% of the fair market value of a share of common stock on the date of grant. Under all of the plans, options are generally exercisable for a period of 10 years from the date of grant and may vest on the grant date, another specified date or over a period of time.

Information with respect to current year stock options activity under the above plans is summarized as follows (in thousands, except per share amounts):

| | Outstanding Options | | Weighted Average Exercise Price |
|---|---|---|---|
| | Number | Price Range | |
| **Balance at December 31, 2009** | 2,615 | $ 0.01—39.00 | $18.39 |
| Canceled | (449) | 17.13—39.00 | 38.18 |
| Exercised | (1,491) | 5.19—27.26 | 14.44 |
| **Balance at December 31, 2010** | 675 | $ 0.01—27.26 | $13.94 |

The following table summarizes information regarding the stock options outstanding at December 31, 2010 (in thousands, except for per share amounts):

| Range of Exercise Prices | Number Outstanding and Exercisable | Weighted Average Remaining Contractual Life (years)* | Weighted Average Exercise Price |
|---|---|---|---|
| $0.01 — $8.25 | 99 | 29.21 | $ 7.25 |
| $8.33 — $9.52 | 23 | 2.58 | 9.38 |
| $9.60 — $9.60 | 98 | 0.97 | 9.60 |
| $9.77 — $11.59 | 50 | 12.51 | 10.77 |
| $11.63 — $11.63 | 73 | 33.94 | 11.63 |
| $11.69 — $13.99 | 71 | 0.79 | 12.49 |
| $14.19 — $16.05 | 69 | 2.05 | 15.31 |
| $16.09 — $19.77 | 75 | 2.72 | 18.44 |
| $19.86 — $24.54 | 71 | 2.85 | 23.19 |
| $24.80 — $27.26 | 46 | 2.68 | 25.66 |
| $0.01 — $27.26 | 675 | 10.18 | $13.94 |

* We currently have approximately 182,000 options outstanding that have an indefinite contractual life. These options were granted between 1983 and 1986 under a Pre-existing Plan. For purposes of this table, these options were assigned an original life in excess of 50 years. The majority of these options have an exercise price between $8.25 and $11.63.

The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009, and 2008 was $25.3 million, $11.2 million, and $4.9 million, respectively. The total intrinsic value of our options outstanding at December 31, 2010 was $18.7 million. In 2010, we recorded cash received from the exercise of options of $21.5 million and tax benefits from option exercises and RSU vestings of $7.7 million. Upon option exercise, we issued new shares of stock.

At December 31, 2010 and 2009, we had, respectively, approximately 0.7 million and 2.1 million options outstanding that had exercise prices less than the fair market value of our stock at each balance sheet date. These options would have generated cash proceeds to the Company of $9.4 million and $30.4 million, respectively, if they had been fully exercised on those dates.

### *RSUs and Restricted Stock*

Under the 2009 Plan, we may issue up to approximately 3.0 million RSUs and/or shares of restricted stock to current or prospective officers and employees and non-employee directors, consultants, and advisors. No further grants are allowed under the Pre-existing Plans. Any cancellations of outstanding RSUs that were granted under the 2009 Plan or Pre-existing Plans will increase the number of RSUs and/or shares of restricted stock available for grant under the 2009 Plan. The RSUs vest over periods generally ranging from 0 to 3 years from the date of the grant. During 2010 and 2009, we granted approximately 0.2 million and 0.1 million RSUs, respectively, under the 2009 Plan. The related compensation expense is amortized over vesting periods that are generally from 0 to 3 years.

We have issued less than 0.1 million shares of restricted stock under the 2009 Plan. At December 31, 2010 and 2009, we had unrecognized compensation cost related to share-based awards of $7.6 million and $6.4 million, respectively. We expect to amortize the unrecognized compensation cost at December 31, 2010 over a weighted average period of less than one year using an accelerated method.

We grant RSUs as an element of compensation to all of our employees. RSU awards to our management personnel are primarily granted under our Long-Term Compensation Program ("LTCP"). For cycles that began prior to 2010, the RSU awards vest over three years according to the following schedules:

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| Time-Based Awards | | | |
| - Employees below manager level (represents 100% of the total award) | 33% | 33% | 34% |
| - Managers and technical equivalents (represents 75% of the total award) | 25% | 25% | 25% |
| - Senior officers (represents 50% of the total award) | 0% | 0% | 50% |
| Performance-Based Awards | | | |
| - Managers and technical equivalents (remaining 25% of the total award) | 0% | 0% | 25% |
| - Senior officers (remaining 50% of the total award) | 0% | 0% | 50% |

Vesting of performance-based RSU awards is subject to attainment of specific goals established by the Compensation Committee of the Board of Directors. Depending upon performance against these goals, the payout range for performance-based RSU awards under the prior LTCP could be anywhere from 0 to 3 times the value of the award.

Under the terms of the amended LTCP, including the cycle that began in 2010, all time-based awards vest at the end of the three-year cycle. For employees below manager level, 100% of their award under the LTCP is in the form of time-based RSUs. For all employees at or above the manager level, 25% of their total award is in the form of time-based RSUs and the remaining 75% of their participation is a performance-based award that is paid out at the end of the three-year cycle in cash or equity or any combination thereof pursuant to the Long-Term Incentive Plan ("LTIP") component of the LTCP. Where the allocation has not been determined at the beginning of the cycle, as in the case of Cycle 5 (defined below), the allocation is assumed to be 100% cash for accounting purposes. The terms of the amended LTCP are discussed further below.

### *Other RSU Grants*

We also grant RSUs to all non-employee board members and, in special circumstances, management personnel outside of the LTCP. Grants of this type are supplemental to any awards granted to management personnel through the LTCP.

Information with respect to current RSU activity is summarized as follows (in thousands, except per share amounts):

| | Number of Unvested RSUs | Weighted Average Per Share Grant Date Fair Value |
|---|---|---|
| **Balance at December 31, 2009** | 1,060 | $28.04 |
| Granted** | 221 | 31.77 |
| Forfeited | (26) | 26.10 |
| Vested | (279) | 28.76 |
| Balance at December 31, 2010 | 976 | $28.76 |

** The number of RSUs presented as granted in 2010 includes less than 0.1 million performance-based RSUs that may be satisfied with between 0 and less than 0.1 million shares of common stock on January 1, 2012, depending upon the company's performance against previously established operating measures between the grant and end date for RSU Cycle 4.

The total vest date fair value of our RSUs that vested in 2010, 2009, and 2008 was $8.0 million, $6.3 million, and $9.1 million, respectively. The weighted average per share grant date fair value in 2010, 2009, and 2008 was $31.77, $26.91, and $23.60, respectively.

## Compensation Programs

We use a variety of compensation programs to both attract and retain employees and more closely align employee compensation with Company performance. These programs include both cash components and share-based components, as discussed further below. We issue new shares of our common stock to satisfy our obligations under the share-based components of these programs from the 2009 Plan discussed above. However, our Board of Directors has the right to authorize the issuance of treasury shares to satisfy such obligations in the future. We recognized $11.2 million, $(0.1) million, and $17.2 million of compensation expense in 2010, 2009, and 2008, respectively, related to the performance-based cash incentive component of our LTCP, discussed in greater detail below. The 2010 amount includes a charge of $3.3 million to increase the accrual rate for Cash Cycle 3 of our LTCP from the previously estimated payout of 50% to the actual payout of 86%. The 2009 amount includes a credit of $2.3 million to reduce the accrual rate for Cash Cycle 3 of our LTCP from 100% to 50% based on revised expectations for a lower payout. This $2.3 million adjustment related to the reduction of our accrual established in the prior year. The 2008 amount includes a fourth quarter 2008 charge of $9.4 million to increase our accrual for Cycle 2a from the previously estimated payout of 100% to the actual payout of 175%. We also recognized share-based compensation expense of $5.8 million, $9.8 million, and $5.1 million in 2010, 2009, and 2008, respectively. The majority of the share-based compensation expense, for all years, relate to RSU awards granted under our LTCP.

### *Long-Term Compensation Program*

Prior to 2010, the LTCP, which consists of overlapping cycles that are generally three years in length, was designed to alternate between equity and cash cycles, with equity cycles including both time-based and performance-based components and cash cycles consisting of a performance-based cash incentive. Under the equity cycles, executives received 50% of their equity awards in the form of performance-based RSUs and 50% in the form of time-based RSUs that vested in full at the end of the three-year cycle period. Employees at or above the manager level received 25% of their equity awards in the form of performance-based RSUs and 75% in the form of time-based RSUs that vested in full at the end of the three-year cycle. Employees below manager level did not participate in the LTCP and instead received RSU grants outside of the LTCP. The following cycles were initiated between 2005 and 2009:

- *Cash Cycle 2a:* A long-term performance-based cash incentive covering the period July 1, 2005 through December 31, 2008;
- *RSU Cycle 3:* Time-based and performance-based RSUs granted on January 1, 2007, which vested on or before January 1, 2010;
- *Cash Cycle 3:* A long-term performance-based cash incentive covering the period January 1, 2008 through December 31, 2010; and
- *RSU Cycle 4:* Time-based and performance-based RSUs granted on January 1, 2009, which vest on or before January 1, 2012.

In fourth quarter 2010, the LTCP was amended to, among other things, increase the relative proportion of performance-based compensation for executives and managers, extend participation to all employees, and eliminate alternating RSU and cash cycles.

Under the terms of the amended LTCP, effective for the cycle that began on January 1, 2010 executives and managers receive 25% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the three-year cycle and the remaining 75% in the form of performance-based awards granted under the LTIP component of the LTCP. All other employees receive 100% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the three-year cycle. The LTIP performance-based awards that are applicable to executives and managers may be paid out in the form of cash or equity, or any combination thereof at the end of the three-year cycle. The form of the LTIP award will be determined by the Compensation Committee of our Board of Directors in its sole discretion at the beginning or the end of the three-year cycle. The following cycle was initiated in 2010:

- *Cycle 5:* Time-based RSUs granted on November 1, 2010, which vest on January 1, 2013, and a long-term performance-based incentive covering the period from January 1, 2010 through December 31, 2012.

Payouts of performance-based awards will continue to be determined by the Compensation Committee in its sole discretion based on the Company's achievement of one of more performance goals during the cycle period, as established and approved by the Compensation Committee. Payouts may exceed or be less than target, depending on the level of the Company's achievement of the performance goal(s). No payout may be made under the LTIP if the Company fails to achieve the minimum level of performance for the applicable cycle, and the payout for any particular cycle is capped at 200% of target. For cycles that began prior to 2010, payouts under the performance-based RSU cycles are capped at 300% and payouts under performance-based cash incentive cycles are capped at 225%.

***Other RSU Grants***

We also grant RSUs to all non-employee board members and, in special circumstances, management personnel outside of the LTCP. Grants of this type are supplemental to any awards granted to management personnel through the LTCP.

***401(k) and Profit-Sharing***

We have a 401(k) plan ("Savings Plan") wherein employees can elect to defer compensation within federal limits. The Company matches a portion of employee contributions. The Company's contribution expense was approximately $1.0 million for each of 2010, 2009, and 2008. At its discretion, the Company may also make a profit-sharing contribution to our employees' 401(k) accounts. In fourth quarter 2009, the Compensation Committee of the Board of Directors determined that it would not elect to make a profit-sharing contribution to each employee in 2010 or the foreseeable future. In 2009 and 2008, we issued 25,563, and 14,673 shares of common stock to satisfy our accrued obligations from the prior years of $0.6 million and $0.4 million related to our profit-sharing contributions to eligible employees under our Savings Plan.

***Short-term Incentive Plan***

We have a performance-based short-term incentive plan that is applicable to all employees. For awards earned in the years 1999 through 2007, members of senior management were paid 30% of their short-term incentive award in shares of restricted stock. Receiving a portion of their annual short-term incentive award in the form of equity served to align more closely senior management's interests with those of our shareholders. These shares had full voting power, the right to receive dividends and were not forfeitable, but were restricted as to their transferability for a two-year period. We issued zero, zero, and 27,166 shares of restricted stock in 2010, 2009, and 2008, respectively, to satisfy our accrued obligations from the prior years of $0.0 million, $0.0 million, and $0.5 million, respectively, under the limited restricted stock program of the short-term incentive plan.

During 2008, as part of its annual review of executive compensation, the Compensation Committee of the Board of Directors determined that the LTCP, which was introduced in 2004, provides an effective method for all management-level employees to increase their equity ownership in the Company. As a result, the Compensation Committee elected to amend the short-term incentive plan as it relates to members of senior management, so that, with respect to the short-term incentive awards earned in 2008, payouts would be 100% in cash. Subsequently, the Compensation Committee further amended the short-term incentive plan so that the Committee may pay up to 100% of the short-term incentive of any member of senior management in shares of common or restricted stock, at the Committee's discretion and on an individual basis, as a means to increase the senior management member's equity ownership in the Company.

## 12. SHAREHOLDER RIGHTS PLAN

In December 1996, our Board of Directors declared a distribution under our Shareholder Rights Plan ("Rights Plan") of one Right (as defined in the Rights Plan) for each outstanding common share of the Company to shareholders of record as of the close of business on January 3, 1997. In addition, all new common shares issued after January 3, 1997 and prior to the termination of the Rights Plan (discussed below) were accompanied by one Right for each common share issued. On December 15, 2006, the Company entered into the Amended and Restated Rights Agreement ("Amended Agreement") dated as of December 15, 2006, between the Company and American Stock Transfer and Trust Company as Rights Agent, amending and restating the Rights Plan.

In addition to continuing the provisions of the Rights Plan as previously in effect, the Amended Agreement (i) implemented a regular evaluation thereof by a committee composed of non-management members of the Board who have been determined by the Board to be "Independent Directors," (ii) extended the term of the Rights Plan to December 15, 2016, (iii) simplified the determination of the Stock Acquisition Date under the Amended Agreement, (iv) changed the Purchase Price (as defined in the Amended Agreement) from $250 to $200, (v) changed the redemption price of a Right from $.01 to $.001, and (vi) made certain other minor or conforming changes and other changes to reflect then current requirements under the federal securities laws.

Pursuant to the Rights Plan, as amended and restated by the Amended Agreement, each Right entitled shareholders to buy one-thousandth of a share of Series B Junior Participating Preferred Stock ("Preferred Stock") at the Purchase Price of $200 per 1/1000th of a share, subject to adjustment. Ordinarily, the Rights would not have been exercisable until (i) 10 business days after the earliest of any of the following events: (A) a person, entity or group other than certain categories of shareholders exempted under the Rights Plan (collectively, a Person) acquiring beneficial ownership of 10% or more of the Company's outstanding common shares, (B) a Person publicly commencing a tender or exchange offer for 10% or more of the Company's outstanding common shares, or (C) a Person publicly announcing an intention to acquire control over the Company and proposing to elect through a proxy or consent solicitation such a number of directors who, if elected, would outnumber the Independent Directors (as defined in the Rights Plan) on the Board, or (ii) such later date as may be determined by action of a majority of the Independent Directors prior to the occurrence of any event specified in (i) above (Distribution Date). In general, following the Distribution Date and in the event that the Company entered into a merger or other business combination with an Acquiring Person (as defined in the Rights Plan) and the Company was the surviving entity, each holder of a Right would have the right to receive, upon exercise, units of Preferred Stock (or, in certain circumstances, Company common shares, cash, property, or other securities of the Company) having a value equal to twice the exercise price of the Right, or if the Company was acquired in such a merger or other business combination, each holder of a Right would have had the right to receive stock of the acquiring entity having a value equal to twice the exercise price of the Right. The Company reserved the right to redeem the Rights by majority action of its Independent Directors at any time prior to such Rights becoming exercisable.

In March 2010, the Company and American Stock Transfer and Trust Company, LLC entered into an amendment to the Rights Agreement pursuant to which the Final Expiration Date of the Rights (each as defined in the Rights Agreement) was advanced from December 15, 2016 to March 9, 2010. As a result, the Rights were no longer outstanding or exercisable after March 9, 2010, thereby resulting in the termination of the Rights Agreement.

## 13. TAXES

Our income tax provision consists of the following components for 2010, 2009, and 2008 (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Current** | | | |
| Federal | $ 85,848 | $ (5,839) | $ (4,012) |
| State | 38 | 37 | — |
| Foreign source withholding tax | 35,707 | 40,997 | 15,925 |
| | 121,593 | 35,195 | 11,913 |
| **Deferred** | | | |
| Federal | (31,747) | 909 | 8,267 |
| State | 277 | — | — |
| Foreign ource withholding tax | (5,292) | (12,316) | (6,182) |
| Reversal of valuation allowance | — | — | (243) |
| Increase in valuation allowance — federal | — | 1,659 | — |
| | (36,762) | (9,748) | 1,842 |
| Total | $ 84,831 | $ 25,447 | $13,755 |

The deferred tax assets and liabilities are comprised of the following components at December 31, 2010 and 2009 (in thousands):

| | 2010 | | | |
|---|---|---|---|---|
| | Federal | State | Foreign | Total |
| Net operating losses | $ — | $ 60,187 | $ — | $ 60,187 |
| Deferred revenue, net | 43,042 | 96 | 37,901 | 81,039 |
| Foreign tax credits | — | — | — | — |
| Stock compensation | 8,011 | 1,311 | — | 9,322 |
| Patent amortization | 11,321 | 2 | — | 11,323 |
| Depreciation | 1,641 | 233 | — | 1,874 |
| Other accrued liabilities | 2,115 | 362 | — | 2,477 |
| Other employee benefits | 898 | 152 | — | 1,050 |
| | 67,028 | 62,343 | 37,901 | 167,272 |
| Less: valuation allowance | (1,659) | (62,375) | — | (64,034) |
| Net deferred tax asset | $65,369 | $ (32) | $37,901 | $103,238 |

| | 2009 | | | |
|---|---|---|---|---|
| | Federal | State | Foreign | Total |
| Net operating losses | $ — | $ 50,717 | $ — | $ 50,717 |
| Deferred revenue, net | 15,774 | 7,337 | 32,609 | 55,720 |
| Foreign tax credits | — | — | — | — |
| Stock compensation | 4,718 | 728 | — | 5,446 |
| Patent amortization | 7,740 | 1,195 | — | 8,935 |
| Depreciation | 1,535 | 237 | — | 1,772 |
| Other accrued liabilities | 4,544 | 701 | — | 5,245 |
| Other employee benefits | 972 | 150 | — | 1,122 |
| | 35,283 | 61,065 | 32,609 | 128,957 |
| Less: valuation allowance | (1,659) | (60,821) | — | (62,480) |
| Net deferred tax asset | $33,624 | $ 244 | $32,609 | $ 66,477 |

The following is a reconciliation of income taxes at the federal statutory rate with income taxes recorded by the Company for the years ended December 31, 2010, 2009, and 2008 (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Tax at U.S. statutory rate | $83,456 | $ 39,446 | $13,987 |
| Foreign withholding tax, with no U.S. foreign tax credit | — | — | — |
| State tax provision | (1,252) | 24 | (243) |
| Change in federal and state valuation allowance | 1,554 | 1,659 | — |
| Adjustment to tax credits | — | (16,400) | (600) |
| Other | 1,073 | 718 | 611 |
| Total tax provision | $84,831 | $ 25,447 | $13,755 |

### *Valuation Allowances and Net Operating Losses*

We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We believe it is more likely than not that the vast majority of our state deferred tax assets will not be utilized; therefore and we have maintained a near full valuation allowance against our state deferred tax assets as of December 31, 2010.

Under Internal Revenue Code Section 382, the utilization of a corporation's net operating loss ("NOL") carryforwards is limited following a change in ownership (as defined by the Internal Revenue Code) of greater than 50% within a three-year NOL period. If it is determined that prior equity transactions limit our NOL carryforwards, the annual limitation will be determined by multiplying the market value of the Company on the date of the ownership change by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the NOL carryforward period.

### *Uncertain Income Tax Positions*

We adopted the uncertain income tax position guidance on January 1, 2007. As a result of the implementation of this guidance, we recognized a $2.1 million increase to reserves for uncertain tax positions. This increase, related to federal tax credits, was accounted for as a reduction to retained earnings on the balance sheet. Including the effect of this cumulative adjustment, the gross amount of the Company's unrecognized tax benefits as of December 31, 2010, 2009, and 2008 was $6.5 million, $6.5 million, and $4.4 million, respectively, which if recognized, would reduce the Company's effective income tax rate in the period of recognition. The total amount of unrecognized tax benefits could increase or decrease within the next twelve months for a number of reasons including the expiration of statutes of limitations, audit settlements, tax examination activities, and the recognition and measurement considerations under this guidance.

During 2007, we completed a tax study related to our research and development tax credits. As a result of this study, we reduced the gross amount of the related research and development tax credits by $3.0 million in third quarter 2007 when we filed our 2006 tax return. This reduction resulted in additional income tax expense of approximately $1.5 million and reduced our related reserve by $1.5 million. During 2007, we also filed our 2006 tax return which resulted in a reduction in certain other gross tax benefits of $0.3 million with an equal reduction to our reserve. During 2009, the Company received a settlement offer from the Internal Revenue Service related to its 2006 Internal Revenue Service audit. The Company has reclassified $0.6 million from the reserve to offset our current receivable, since we expect to pay this amount to the Internal Revenue Service. Additionally, during 2009 we increased our reserve by $2.7 million related to the recognition of a $19.1 million gross benefit for amending tax returns for the periods 1999 — 2005 to switch foreign tax payments made during that period from a deduction to a foreign tax credits. As of December 31, 2010, our reserve is $6.5 million, excluding accrued interest. We do not expect a material change in this estimate in the next twelve months, although a change is possible.

The following is a roll forward of our total gross unrecognized tax benefits for the fiscal years 2008 through 2010 (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance as of January 1 | $6,459 | $4,404 | $4,404 |
| **Tax positions related to current year:** | | | |
| Additions | — | — | — |
| Reductions | — | — | — |
| **Tax positions related to prior years:** | — | — | — |
| Additions | — | 2,655 | — |
| Reductions | — | — | — |
| Settlements | — | (600) | — |
| Lapses in statues of limitations | — | — | — |
| Balance as of December 31 | $6,459 | $6,459 | $4,404 |

Our policy is to recognize interest and or penalties related to income tax matters in income tax expense. In addition to the balance of unrecognized tax benefits in the above table, we have accrued related interest of $0.3 million and $0.0 million as of December 31, 2010 and 2009, respectively. The accrued interest was not included in the reserve balances listed above.

The Company and its subsidiaries are subject to United States federal income tax, foreign income and withholding taxes, and income taxes from multiple state jurisdictions. The majority of our federal and state tax returns from 1990 through 2006 are currently open and will not close until the respective statutes of limitations have expired. The statutes of limitations generally expire three years following the filing of the return or in some cases three years following the utilization or expiration of net operating loss carry forwards. The statute of limitations applicable to our open federal returns will expire between the current year and 2012.

Currently the Company is under audit by the State of New York for tax years 2002 through 2005. The State is indicating the Company should have reported the prior year returns (and 2006 return) as a combined report instead of a separate entity as the Company had filed. The Company has reviewed the findings of the State and believes that it is more likely than not that the Company will successfully sustain its separate company reporting and thus has not accrued any tax, interest or penalty exposure under the accounting for uncertain income tax position guidance.

***Foreign Taxes***

We pay foreign source withholding taxes on patent license royalties and state taxes when applicable. We apply foreign source withholding tax payments against our United States federal income tax obligations to the extent we have foreign source income to support these credits. In 2010, 2009, and 2008, we paid $35.6 million, $40.9 million, and $15.7 million in foreign source withholding taxes, respectively, and applied these payments as credits against our United States federal tax obligation. At December 31, 2010, we accrued $3.7 million of foreign source withholding taxes payable associated with expected royalty payments from customers and recorded corresponding deferred tax assets related to the expected foreign tax credits that will result from these payments.

Between 1999 and 2005 we paid approximately $29.3 million of foreign taxes. During this period we were in a net operating loss position for U.S. federal income tax purposes and elected to deduct these foreign tax payments as expenses on our United States federal income tax returns rather than take them as foreign tax credits. We elected this strategy because: a) we had no United States cash tax obligations at the time and b) net operating losses can be carried forward significantly longer than foreign tax credits. We utilized most of our net operating losses in 2006 and began to generate United States cash tax obligations. At that time, we began to treat our foreign tax payments as foreign tax credits on our United States federal income tax return.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we have amended our United States federal income tax returns for the periods 1999 — 2005 to reclaim the foreign tax payments we made during those periods from deductions to foreign tax credits. We have established a basis to support amending the returns and estimate that the maximum incremental benefit will be approximately $19.1 million. We recorded a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. The process to finalize our utilization of these credits is complicated, involving tax treaty proceedings including both U.S. and foreign tax jurisdictions. It is possible that at the conclusion of this process the $16.4 million benefit we recognized may not be realized in full or in part or that we may realize the maximum benefit of $19.1 million.

Between 2006 and 2010, we paid approximately $136.7 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

## 14. EQUITY TRANSACTIONS

### *Repurchase of Common Stock*

In October 2007, our Board of Directors authorized a $100.0 million share repurchase program (the "2007 Repurchase Program"). In March 2009, our Board of Directors authorized another $100.0 million share repurchase program (the "2009 Repurchase Program"), pursuant to which the Company may repurchase shares through open market purchases, pre-arranged trading plans, or privately negotiated purchases.

During 2008, we completed the 2007 Repurchase Program, under which we repurchased a cumulative total of 4.8 million shares for $100.0 million, including 3.8 million shares we repurchased for $81.5 million in 2008. During 2009, we repurchased approximately 1.0 million shares for $25.0 million under the 2009 Repurchase Program. There were no repurchases of common stock during 2010.

From January 1, 2011 through February 25, 2011, no repurchases were made under the 2009 Repurchase Program.

### *Dividends*

On December 10, 2010, our Board of Directors approved the Company's initial dividend policy, pursuant to which the Company plans to pay a regular quarterly cash dividend of $0.10 per share on its common stock. The Board also declared the first quarterly cash dividend, which was paid on February 2, 2011 to shareholders of record of the Company's common stock at the close of business on January 12, 2011.

### *Common Stock Warrants*

As of December 31, 2010 and December 31, 2009, we had no warrants outstanding.

## 15. SELECTED QUARTERLY RESULTS (Unaudited)

The table below presents quarterly data for the years ended December 31, 2010 and 2009:

| | First | Second | Six Months Ended June 30, | Third | Nine Months Ended September 30, | Fourth | Twelve Months Ended December 31, |
|---|---|---|---|---|---|---|---|
| | (In thousands, except per share amounts, unaudited) | | | | | | |
| **2010:** | | | | | | | |
| Revenues | $116,187 | $91,153 | $207,340 | $91,923 | $299,263 | $95,282 | $394,545 |
| Net income applicable to common shareholders | $ 48,827 | $34,963 | $ 83,790 | $35,515 | $119,305 | $34,311 | $153,616 |
| Net income per common share — basic(a) | $ 1.12 | $ 0.80 | $ 1.91 | $ 0.81 | $ 2.71 | $ 0.77 | $ 3.48 |
| Net income per common share — diluted(a) | $ 1.10 | $ 0.78 | $ 1.88 | $ 0.79 | $ 2.67 | $ 0.76 | $ 3.43 |
| **2009:** | | | | | | | |
| Revenues | $ 70,561 | $74,928 | $145,489 | $75,486 | $220,975 | $76,429 | $297,404 |
| Net income applicable to common shareholders(b) | $ (8,686) | $26,445 | $ 17,759 | $30,621 | $ 48,380 | $38,876 | $ 87,256 |
| Net (loss) income per common share — basic(a) | $ (0.20) | $ 0.61 | $ 0.41 | $ 0.71 | $ 1.12 | $ 0.90 | $ 2.02 |
| Net (loss) income per common share — diluted(a) | $ (0.20) | $ 0.59 | $ 0.40 | $ 0.70 | $ 1.08 | $ 0.88 | $ 1.97 |

(a) As discussed in Note 1 to the Consolidated Financial Statements, during 2009 and the first three quarters 2010, we incorrectly included RSUs as participating securities in our computation of EPS. Our RSUs participate in dividends, but, because the participation right is forfeitable, they should not have been classified as "participating securities" for purposes of our EPS calculation. The impact of the reclassification was $0.01, $0.01, $0.01, $0.01 and $0.03 for basic EPS and $0.01, $0.00, $0.01, $0.00 and $0.02 for diluted EPS, for each of the periods presented above from first quarter 2010 through the nine months ended September 30, 2010, respectively. The impact of the reclassification was $0.00, $0.01, $0.01, $0.01, $.02, $0.01, and $0.04 for basic EPS and $0.00, $0.00, $0.01, $0.01, $0.00, $0.00 and $0.02 for diluted EPS, for each of the periods presented above from January 1, 2009 through the twelve months ended December 31, 2009, respectively.

(b) In 2009, our income from operations included charges of $38.6 million associated with actions to reposition the Company's operations. In fourth quarter 2009, our income tax provision included a benefit of approximately $16.4 million, primarily related to the fourth quarter recognition of foreign tax credits related to our 1999 — 2005 recognized revenue from our Japanese licensees.

## Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

## Item 9A. *CONTROLS AND PROCEDURES*

### *Evaluation of Disclosure Controls and Procedures*

The Company's Chief Executive Officer and its Chief Financial Officer, with the assistance of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

### *Management's Annual Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2010, the Company maintained effective internal control over financial reporting at a reasonable assurance level.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears under Item 8 in this Form 10-K.

### *Changes in Internal Control over Financial Reporting*

There were no changes in our internal control over financial reporting during fourth quarter 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. *OTHER INFORMATION*

None.

# PART III

## Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

### Directors

*Gilbert F. Amelio,* 68, has been a director of the company since March 2011 and a member of the company's Technical Advisory Council since January 2010. His board term expires at the 2011 annual meeting of shareholders. His career spans decades of executive leadership roles at leading technology companies, including Chief Executive Officer and Chairman of Apple Computer, President, Chief Executive Officer and Chairman of National Semiconductor and President of Rockwell Communication Systems, a unit of Rockwell International. A Senior Partner at Sienna Ventures, LLC, a venture capital firm, since 2001 and a Partner at Alteon Capital Partners, LLC, a consulting firm, since 2009, Dr. Amelio has been involved in the leadership or funding of a broad range of technology ventures, including Jazz Technologies, Inc., a publicly traded semiconductor foundry that he founded and where he served as Chairman and Chief Executive Officer from 2005 to 2008, and Acquicor Management LLC, a former shareholder of Jazz Technologies. Acquicor Management declared bankruptcy in 2008. In 2003, AmTech, LLC, a high technology investment and consulting services firm where Dr. Amelio served as Chairman and Chief Executive Officer from 1999 to 2004, declared bankruptcy. Dr. Amelio is a pioneer in the U.S. technology industry, having started his career at AT&T Bell Laboratories and Fairchild Semiconductor. A former director and chairman of the Semiconductor Industry Association, Dr. Amelio has served on the board of governors of the Electronics Industries Association and been a member of the executive committee of the Business and Higher Education Forum. He also serves on the boards of directors of AT&T Inc. and Pro-Pharmaceuticals, Inc. The board has concluded that Dr. Amelio should serve as a director of the company because his public company board and executive leadership experience at some of the most ground-breaking companies in the technology industry during times of dramatic growth and change will serve as a great asset as the company pursues the creation of significant advancements in the wireless space.

*Jeffrey K. Belk,* 48, has been a director of the company since March 2010. His current term expires at the 2013 annual meeting of shareholders. Since 2008 he has served as Managing Director of ICT168 Capital, LLC, which is focused on developing and guiding global growth opportunities in the information and communications technologies space. Formerly, Mr. Belk spent almost 14 years at Qualcomm Incorporated, a developer and provider of digital wireless communications products and services, where, from 2006 until his departure in early 2008, he was Qualcomm's Senior Vice President of Strategy and Market Development, focused on examining changes in the wireless ecosystem and formulating approaches to help accelerate mobile broadband adoption and growth. From 2000 through 2006, Mr. Belk served as Qualcomm's Senior Vice President, Global Marketing, leading a team responsible for all facets of the company's corporate messaging, communications and marketing worldwide. He currently serves on the boards of directors of Peregrine Semiconductor Corp., a privately held company that designs, manufactures and markets high-performance communications radio frequency integrated circuits, and the Wireless-Life Sciences Alliance, a special purpose trade organization and international think tank. The board has concluded that Mr. Belk should serve as a director of the company because his extensive industry-specific experience in strategy and marketing makes him a valuable resource and provides him with unique insights on the challenges and opportunities facing the company in the wireless markets.

*Steven T. Clontz,* 60, has been a director of the company since April 1998 and was elected Chairman of the Board in January 2010. His current board term expires at the 2011 annual meeting of shareholders. In January 2010, Mr. Clontz joined Singapore Technologies Telemedia, a Singapore-registered private limited company that makes strategic investments in a portfolio of information-communications companies across the globe, as Senior Executive Vice President for North America and Europe. From January 1999 through 2009, Mr. Clontz served as President and Chief Executive Officer of StarHub, Ltd., a Singapore-based, publicly traded information-communications corporation providing a full range of information, communications and entertainment services over fixed, mobile, Internet and cable TV networks. He continues to serve as a non-executive director of StarHub. In January 2010, Mr. Clontz joined the Board of Directors of eircom Limited, which is the largest telecommunications services provider in Ireland. Mr. Clontz was appointed to the Board of Directors of Equinix, Inc., a leading global provider of network-neutral data centers and Internet exchange services, in April 2005. In February 2004, he was appointed to the Executive Committee of the Board of Directors of Global Crossing Limited, which provides telecommunications solutions over a global IP-based network. The board has concluded that Mr. Clontz should serve as a director of the company because he is a global telecommunications industry leader with significant industry-specific public company board and executive leadership experience whose deep knowledge of the wireless markets brings valuable insight that is needed to evolve and execute the company's strategy to be a leading innovator in wireless technology solutions.

*Edward B. Kamins,* 62, has been a director of the company since December 2003. His current term expires at the 2011 annual meeting of shareholders. Mr. Kamins is the principal member of UpFront Advisors, a business consulting services firm he founded in March 2009. From July 1999 until his retirement in February 2009, Mr. Kamins served as Corporate Senior Vice President of Avnet, Inc., one of the world's largest global distributors of electronic components, enterprise computing and embedded subsystems. Mr. Kamins served as Chief Information Officer of Avnet beginning in July 2004 and accepted the newly created post of Chief Operational Excellence Officer in July 2006. He joined Avnet in 1996 as Senior Vice President of Business Development for Avnet Computer Marketing and founded and served as Group President of Avnet Applied Computing, a customized computer solutions business that grew to $1.6 billion in global revenues. Prior to that, his sixteen-year career with Digital Equipment culminated with the position of Vice President of Channels, with responsibility for a $1.5 billion revenue-generating North American channels business. The board has concluded that Mr. Kamins should serve as a director of the company because, as a long- time senior operational executive with forty years of experience in the high technology industry, he contributes valuable advice regarding the company's challenges and opportunities.

*John A. Kritzmacher,* 50, has been a director of the company since June 2009. His current term expires at the 2012 annual meeting of shareholders. Mr. Kritzmacher has served as Executive Vice President and Chief Financial Officer of Global Crossing Limited, which provides telecommunications solutions over a global IP-based network, since October 2008. Previously, Mr. Kritzmacher rose through a variety of positions with increasing responsibility, including Senior Vice President and Corporate Controller, during his 10 years at Lucent Technologies, a provider of telecommunications systems and services, to become Chief Financial Officer in 2006. After playing a leading role in the planning and execution of Lucent's merger with Alcatel in 2006, Mr. Kritzmacher became Chief Operating Officer of the Services Business Group at Alcatel-Lucent until joining Global Crossing in 2008. The board has concluded that Mr. Kritzmacher should serve as a director of the company because he is a veteran of the telecommunications and high technology industries with extensive operational and leadership experience and financial expertise. As such, Mr. Kritzmacher contributes valuable advice and guidance, especially with respect to complex financial and accounting issues, and serves as the board's audit committee financial expert.

*William J. Merritt,* 52, has been a director of the company since May 2005. His current term expires at the 2012 annual meeting of shareholders. He has also served as President and Chief Executive Officer of the company since May 2005 and as President and Chief Executive Officer of InterDigital Communications, LLC, a wholly owned subsidiary of the company, since its formation in July 2007. Mr. Merritt served as General Patent Counsel of the company from July 2001 to May 2005 and as President of InterDigital Technology Corporation, a wholly owned patent licensing subsidiary of the company, from July 2001 to January 2008. The board has concluded that Mr. Merritt should serve as a director of the company because, in his current and former roles, Mr. Merritt has played a vital role in managing the company's intellectual property assets and overseeing the growth of its patent licensing business. He also possesses tremendous knowledge about the company from short- and long-term strategic perspectives and from a day-to-day operational perspective and serves as a conduit between the board and management while overseeing management's efforts to realize the board's strategic goals.

*Jean F. Rankin,* 52, has been a director of the company since June 2010. Her term expires at the 2011 annual meeting of shareholders. Ms. Rankin has served as Executive Vice President, General Counsel and Secretary at LSI Corporation, a leading provider of innovative silicon, systems and software technologies for the global storage and networking markets, since 2007. In this role, she serves LSI and its Board of Directors as Corporate Secretary, in addition to managing the company's legal, intellectual property licensing and stock administration organizations. Ms. Rankin joined LSI in 2007 as part of the merger with Agere Systems, where she served as Executive Vice President, General Counsel and Secretary from 2000 to 2007. Prior to joining Agere in 2000, Ms. Rankin was responsible for corporate governance and corporate center legal support at Lucent Technologies, including mergers and acquisitions, securities laws, labor and employment, public relations, ERISA, investor relations and treasury. She also supervised legal support for Lucent's microelectronics business. The board has concluded that Ms. Rankin should serve as a director of the company because she has extensive experience and expertise in matters involving intellectual property licensing, the company's core business, and her current and former roles as chief legal officer and corporate secretary at other publicly traded companies enable her to contribute legal expertise and advice as to best practices in corporate governance.

*Robert S. Roath,* 68, has been a director of the company since May 1997. His current term expires at the 2013 annual meeting of shareholders. He served as Senior Vice President and Chief Financial Officer of RJR Nabisco, Inc. before his retirement in 1997. Mr. Roath is a long-time senior strategic and financial executive with diversified corporate and operating experience with various global companies, including Colgate-Palmolive, General Foods, GAF Corporation and Price Waterhouse. He has been a director of Standard Parking, a provider of parking management services, since its initial public offering in May 2004 and became its Chairman of the Board in October 2009. Mr. Roath also serves as chairman of Standard Parking's compensation committee. The board has concluded that Mr. Roath should serve as a director of the company because his achievements as an executive in operations, finance, strategy formulation, business development and mergers and acquisitions allow him to provide valuable guidance, especially with respect to the major financial policies and decisions of the company and the analysis of the business challenges and opportunities facing the company.

## Executive Officers

Set forth below is certain information concerning our executive officers as of March 1, 2011:

| Name | Age | Position |
|---|---|---|
| William J. Merritt | 52 | President and Chief Executive Officer |
| Scott A. McQuilkin | 56 | Chief Financial Officer |
| Richard J. Brezski | 38 | Vice President, Controller and Chief Accounting Officer |
| Gary D. Isaacs | 51 | Chief Administrative Officer |
| Mark A. Lemmo | 53 | Executive Vice President, Corporate and Business Development |
| James J. Nolan | 50 | Executive Vice President, Research and Development |
| Janet M. Point | 52 | Executive Vice President, Communications and Investor Relations |
| Lawrence F. Shay | 52 | Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel |
| Naresh H. Soni | 52 | Chief Technology Officer |
| Steven W. Sprecher | 55 | General Counsel and Secretary |

There are no family relationships among the individuals serving as our directors or executive officers. Set forth below are the name, office and position held with our company and principal occupations and employment of each of our executive officers. Biographical information on Mr. Merritt is discussed under the caption "Directors" above.

*Richard J. Brezski* is InterDigital's Vice President, Controller and Chief Accounting Officer, responsible for the company's internal and external financial reporting and analysis and tax and purchasing functions. Mr. Brezski joined the company as Director and Controller in May 2003. Mr. Brezski was promoted to Senior Director in July 2006 and in January 2007 was appointed Chief Accounting Officer. In January 2009, Mr. Brezski was promoted to Vice President, Controller and Chief Accounting Officer. Prior to joining InterDigital, Mr. Brezski served as an audit manager for PwC in its technology, information, communications and entertainment practice, where he provided business advisory and auditing services to product and service companies in the electronics, software and technology industries. Mr. Brezski earned a Bachelor of Science in Accountancy from Villanova University and an Executive Master of Business Administration from Hofstra University.

*Gary D. Isaacs* is InterDigital's Chief Administrative Officer, responsible for overseeing human resources, information systems technology and corporate services across all company locations. Mr. Isaacs joined InterDigital as

Director of Human Resources in September 1998, after spending three years at RCN Corporation, a telecommunications company, where he was Vice President, Human Resources. He was promoted to Vice President of Human Resources of InterDigital in April 1999 and named Chief Administrative Officer in February 2007. Mr. Isaacs attended college at The University of Manchester in England as part of a select international communications program prior to graduating with a Bachelor of Arts in Journalism from Pennsylvania State University.

*Mark A. Lemmo* is InterDigital's Executive Vice President, Corporate and Business Development, responsible for business development and managing corporate initiatives through strategic investments and acquisitions that align with the company's technology roadmap. Mr. Lemmo has been with the company since 1987 and has led the establishment and growth of a number of key strategic partnerships. Mr. Lemmo held the position of Executive Vice President, Business Development and Product Management, from April 2000 to April 2009. Mr. Lemmo was named Executive Vice President, Corporate Development, in April 2009, in connection with the company's decision to expand its technology development and licensing business and realign its SlimChip business. In March 2011, his title was revised to Executive Vice President, Corporate and Business Development, without a change in responsibilities. Mr. Lemmo earned a Bachelor of Science in Electrical Engineering and a Bachelor of Arts in Psychology and Liberal Arts from Temple University.

*Scott A. McQuilkin* is the company's Chief Financial Officer, responsible for overseeing the organization's financial planning, accounting practices, corporate compliance and capital markets efforts. Mr. McQuilkin joined the company in July 2007. Prior to InterDigital, Mr. McQuilkin served as Chief Financial Officer for GHR Systems, Inc., a provider of lending technologies and related support services, from February 2000 to August 2006, when GHR Systems was acquired by Metavante Corporation, a provider of banking and payment technology solutions and a wholly owned subsidiary of Marshall & Ilsley Corporation, a diversified financial services company. GHR Systems became a subsidiary of Metavante Corporation known as Metavante Lending Solutions, a high growth technology firm providing business process automation to the financial services industry. Mr. McQuilkin served as Chief Financial Officer of Metavante Lending Solutions until joining InterDigital in 2007. Mr. McQuilkin earned a Master of Business Administration from The Wharton School and a Bachelor of Science from Pennsylvania State University.

*James J. Nolan* is InterDigital's Executive Vice President, Research and Development, responsible for directing the development of advanced wireless technologies, including the incubation of advanced wireless communications solutions and the evolution of standards-based technologies, and the company's participation in wireless standards bodies. Since joining the company in 1996, Mr. Nolan has held a variety of engineering and management positions, including serving as the company's senior engineering officer since May 2006. In February 2007, Mr. Nolan's title was revised to Executive Vice President, Engineering, without a change in responsibilities. Prior to leading the company's engineering organization, he led technology and product development of modems, protocol software and radio designs for multiple wireless standards. Mr. Nolan was named Executive Vice President, Research and Development, in April 2009, in connection with the company's decision to expand its technology development and licensing business and realign its SlimChip business. Mr. Nolan earned a Bachelor of Science in Electrical Engineering from the State University of New York at Buffalo, a Master of Science in Electrical Engineering from Polytechnic University and an Executive Master of Business Administration from Hofstra University.

*Janet M. Point* is InterDigital's Executive Vice President, Communications and Investor Relations, responsible for corporate communications, investor relations and marketing. Ms. Point joined the company in January 2000 as Director of Investor Relations to manage and build the company's relationship with the institutional and individual investment communities. In January 2006, she was promoted to senior communications officer for the company, responsible for corporate communications, investor relations and marketing, and in February 2007 Ms. Point's title was revised to Executive Vice President, Communications and Investor Relations, without a change in responsibilities. Prior to InterDigital, she spent five years as Vice President of Investor Relations at Advanta Corporation, a specialty finance corporation. Ms. Point received her Master of Business Administration from the University of Michigan and her Bachelor of Arts in Economics and English from the University of Virginia.

*Lawrence F. Shay* is the company's Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel and President of InterDigital's patent holding subsidiaries. Mr. Shay is responsible for overseeing all activities pertaining to InterDigital's patent licensing business, including managing the company's intellectual property assets, negotiating and administering license agreements and supervising litigation relating to intellectual property rights. He joined InterDigital in November 2001 as Chief Legal Officer and served as Corporate Secretary from November 2001 to September 2004. In February 2007, Mr. Shay's title was revised to Chief Legal and Government Affairs Officer, without a change in responsibilities. Mr. Shay was appointed to his current position in January 2008. He previously served as General Counsel of U.S. Interactive, Inc., a multinational, publicly held Internet professional services corporation. From 1985 until 1999, Mr. Shay practiced corporate law with Dilworth Paxson LLP, a major Philadelphia law firm. Mr. Shay earned his Juris Doctor, with honors, from the Temple University School of Law and is a magna cum laude graduate of Saint Joseph's University, where he earned a Bachelor of Arts in Economics.

*Naresh H. Soni* joined the company as Vice President, Strategic Engineering, in July 2009 and was promoted to Chief Technology Officer in December 2009. He is responsible for the company's technology strategy and roadmap, university and industry relationships and providing guidance on merger and acquisition opportunities. Prior to joining the company, in August 2008 Mr. Soni founded Exemplar Technologies, a consulting firm that provides innovative services and product development strategies to clients, and served as its Chief Executive Officer until June 2009. Previously, he served as Chief Technology Officer for Streamezzo, a venture-funded provider of interactive rich media solutions for some of the world's leading handset manufacturers and wireless operators, from December 2006 to July 2008 and Vice President of the Computing Architecture Research Lab at Nokia, Inc., a mobile technology company, from 2005 to 2006. Mr. Soni earned his Master of Science in Computer Engineering from the University of Texas, Austin, and a Bachelor of Science in Electrical Engineering from the University of Mumbai.

*Steven W. Sprecher* is InterDigital's General Counsel and Secretary, responsible for overseeing all activities pertaining to the company's legal and regulatory compliance issues. Mr. Sprecher joined the company in September 2007 as Deputy General Counsel, and he was promoted to General Counsel and Government Affairs Officer in March 2008. In September 2008, Mr. Sprecher was also appointed Secretary of the company. He previously served as Vice President, Legal, at Mindspeed Technologies, a semiconductor manufacturer, from April 2004 to August 2007 and as Associate General Counsel for Business at Conexant Systems, Inc. (formerly known as Rockwell Semiconductor Systems, Inc.), a semiconductor manufacturer, from December 1999 to June 2003. Prior to his role at Conexant, Mr. Sprecher was Of Counsel at Gibson, Dunn & Crutcher LLP, a global law firm. Mr. Sprecher earned his Juris Doctor and Master of Business Administration from the University of California, Los Angeles, and a Bachelor of Science in Physics from the United States Naval Academy.

The company's executive officers are appointed to the offices set forth above to hold office until their successors are duly elected and qualified. Each executive officer is also an officer, with the same titles, of InterDigital Communications, LLC, a wholly owned subsidiary of the company, since its formation in July 2007.

## Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the SEC furnished to us and written representations that no other reports were required, we believe that during 2010 all of our directors and officers timely filed all reports required by Section 16(a) of the Securities Exchange Act of 1934, except that one Form 4 was filed on January 11, 2010 on behalf of Mr. Naresh H. Soni to report two sales, on January 6, 2010, of shares to satisfy tax withholding obligations due upon the partial vesting, on January 1, 2010, of an RSU award granted to Mr. Soni on June 22, 2009.

## Code of Ethics

We have adopted a Code of Ethics that applies to all directors, officers, employees and consultants, including our principal executive, financial and accounting officers or persons performing similar functions. The Code of Ethics is available on the company's website at *http://ir.interdigital.com* under the heading "Corporate Governance." We intend to disclose future amendments to certain provisions of the Code of Ethics, or any waiver of such provisions granted to executive officers and directors, on the website within four business days following the date of such amendment or waiver. We will provide to any person without charge a copy of our Code of Ethics upon written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409.

## Audit Committee

The board has a standing audit committee chaired by Mr. Edward B. Kamins, with Messrs. Jeffrey K. Belk and John A. Kritzmacher and Ms. Jean F. Rankin serving as the other members. All of the audit committee members are independent in accordance with applicable NASDAQ listing standards and financially literate. The board has determined that Mr. Kritzmacher is qualified as an audit committee financial expert within the meaning of applicable Securities and Exchange Commission regulations and that Mr. Kritzmacher acquired his expertise primarily through his experience as a chief financial officer.

## Item 11. EXECUTIVE COMPENSATION

### EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

This Compensation Discussion and Analysis covers all material elements of the compensation awarded to, earned by or paid to the company's executive officers named in the Summary Compensation Table that follows (the "named executive officers"), focusing on the principles underlying the company's executive compensation policies and decisions.

#### *Executive Summary*

*Compensation Objectives and Philosophy*

The compensation and benefits provided to the company's executives generally have as their primary purpose the attraction, retention and motivation of talented individuals who will drive the successful execution of the company's strategic plan. Specifically, we:

- Attract talented leaders to serve as executive officers of the company by setting executive compensation amounts and program targets at competitive levels for comparable roles in the marketplace;
- Retain our executives by providing a balanced mix of short- and long-term compensation; and
- Motivate our executives by "paying for performance," or rewarding the accomplishment of individual and corporate goals through the use of performance-based compensation.

*Elements of Compensation*

The elements of our executive compensation reflect a mix of current and long-term, cash and equity and time- and performance-based compensation. For 2010, the material elements of each executive's compensation included:

- Base salary;
- Short-term incentive plan ("STIP") award, paid in cash;
- Long-term compensation program ("LTCP") awards, which employ cash and equity and time- and performance-based vehicles; and
- Supplemental equity grant of restricted stock;
- 401(k) matching contributions; and
- Various savings, health and welfare plans that are available to all U.S. employees of the company.

*Compensation Program Design Changes*

During 2010, we conducted a comprehensive review of our executive pay program and philosophy. As a result of that review, in late 2010 the compensation committee approved the following changes to the program to: (i) strengthen the company's "pay for performance" philosophy by increasing the company's use of performance-based compensation relative to time-based compensation, (ii) simplify the company's overall compensation structure by reducing the number of compensation elements used and (iii) promote alignment with current market practices. Specifically, we:

- Eliminated the supplemental equity program, which had provided executives with annual grants of restricted stock;
- Raised STIP target award amounts by five percentage points of participants' annual base salary;
- Modified the structure of the LTCP to enhance the compensation committee's capabilities to adapt to changing market compensation practices;
- Elected not to make profit-sharing contributions to employee 401(k) accounts for the company's performance in 2010, or for the foreseeable future; and
- Redesigned and, with respect to the chief executive officer, increased the executive stock ownership guidelines.

*Fiscal 2010 Company Performance and Impact on Compensation*

The company delivered substantial profitability and positive cash flow in 2010. Despite the failure to enter into a patent licensing agreement with a top-five 3G handset manufacturer in 2010, the company's total revenue grew to $394.5 million, an increase of $97.1 million, or 33%, over the prior year. This increase was driven primarily by new and renewed patent licensing agreements with other 3G handset manufacturers, growth in per-unit royalties from existing customers and technology transfer and engineering services revenue from new modem IP customers. Net income also increased in 2010 to $153.6 million, from $87.3 million in 2009. The company generated $103.6 million of free cash flow during 2010. Moreover, our strong year-end cash balance of $541.7 million enabled the initiation of a regular quarterly cash dividend. We also contributed our patented or patentable inventions into the various wireless standards and entered into joint research and development relationships with strategic partners to advance our new technologies.

Our executive compensation decisions for 2010 reflect our pay-for-performance philosophy and take into account the mixed, but overall positive, business results outlined above. The compensation committee approved a payout level of 84% of target for the achievement of corporate performance goals under the 2010 STIP, which rewarded executives for the robustness of the company's general financial condition and their successes with respect to intellectual property rights ("IPR") and technology development but acknowledged the failure to add or renew a patent license agreement with a top-five 3G handset manufacturer. Similarly, the compensation committee approved a payout level of 86% of target for the 2008 through 2010 cycle under the LTCP. This payout level corresponded to a combined achievement level of 94% of the two corporate performance goals under such LTCP cycle: (i) generate a specified amount of free cash flow over the cycle period and (ii) derive, at cycle-end, patent licensing and/or technology solutions revenue from a specified target percentage of the worldwide 3G handset market on terms consistent with the company's strategic plan. Actual results with respect to the cash flow goal were above target, but actual results with respect to the market share goal were below target. We believe that these compensation decisions appropriately rewarded the executives for the company's overall success in 2010 while recognizing the setback in the company's goal to derive revenue from every 3G mobile device sold worldwide.

***Factors Considered in Setting Compensation Amounts and Targets***

In establishing compensation amounts and program targets for executives, the compensation committee considers the compensation levels and practices at peer companies. The compensation committee seeks to provide compensation that is competitive in light of current market conditions and industry practices. Accordingly, the compensation committee periodically reviews data on peer companies to gain perspective on the compensation levels and practices at these companies and to assess the relative competitiveness of the compensation paid to the company's executives. The peer group data thus guides the compensation committee in its efforts to set executive compensation levels and program targets at competitive levels for comparable roles in the marketplace.

The compensation committee engaged Compensation Strategies, Inc. ("CSI") to assist it with the process of identifying peer group companies and gathering information on their executive compensation levels and practices. As part of the most recent market review conducted at the compensation committee's direction in June 2009, CSI identified a peer group for the company that included 20 companies from the technology/communications industry sector, including several companies with patent licensing businesses. The peer group companies had annual revenues in 2008 ranging approximately from $140 million to $1.1 billion, with median revenue of approximately $513 million, compared to InterDigital's revenues of $395 million in 2010. The companies comprising the peer group were:

| | |
|---|---|
| ADTRAN, Inc. | Avocent Corporation |
| Ciena Corporation | Comtech Telecommunications Corp. |
| DSP Group, Inc. | Harmonic Inc. |
| Infospace, Inc. | Openwave Systems Inc. |
| PMC-Sierra, Inc. | Polycom, Inc. |
| Powerwave Technologies, Inc. | Rambus Inc. |
| RF Micro Devices, Inc. | Rovi Corporation (f/k/a Macrovision Solutions Corporation) |
| Skyworks Solutions, Inc. | Sonus Networks, Inc. |
| Tekelec | Tessera Technologies, Inc. |
| TriQuint Semiconductor, Inc. | Viasat, Inc. |

CSI gathered available information about the levels and targets for the material compensation elements, and overall compensation, for comparable executive-level positions at the peer group companies and provided the compensation committee with this data, which the compensation committee reviewed. The compensation committee's general practice is to target the company's executive compensation amounts and targets at or near the median in order to attract talented leaders to serve as executives of the company.

CSI did not provide any services to the company during 2010 other than the compensation consulting services described above.

***Factors Considered in Establishing Goals and Determining Payouts***

In order to motivate executives to drive the execution of the company's strategic plan and achieve specific organizational and financial results, the compensation committee subscribes to a "pay for performance" philosophy and uses performance-based compensation to reward the accomplishment of individual and corporate goals. Individual and corporate goals are generally structured to challenge and motivate executives, so that reasonable "stretch" performances would yield a payout at or about 100% of target.

In determining payouts to the named executive officers under the company's performance-based compensation programs, such as the STIP and the LTCP, the compensation committee considers the company's performance relative to the established corporate goals. In the case of the STIP, the compensation committee also considers the individual performance of the named executive officer. As more fully described below, 75% of an STIP award paid to an executive is based on the achievement of corporate goals, and the remaining 25% is based on individual performance. Under the current LTCP as more fully described below, 75% of an executive's LTCP award is based on the achievement of corporate goals, and the remaining 25% consists of time-based RSUs. The compensation committee has, and from time to time may, exercise discretion and judgment as to the company's achievement of one or more established goals and thereby adjust, upward or downward, payouts under the STIP or the LTCP.

***Role of Executive Officers in Determining Executive Compensation***

The compensation committee determines the composition, structure and amount of all executive officer compensation and has final authority with respect to these compensation decisions. As part of the annual performance and compensation review for executive officers other than the chief executive officer, the committee considers the chief executive officer's assessment of the other executive officers' individual performances, including the identification of major individual accomplishments and any other recommendations of the chief executive officer with respect to their compensation. The chief executive officer also reports to the compensation committee on the company's achievement of objectively measurable goals established under performance-based programs and provides his assessment of the company's performance with respect to subjectively measured goals. From time to time, the compensation committee might also receive information from other executive officers, such as the chief administrative officer and the general counsel, about matters such as compensation trends and changes in the law that might affect the company's compensation programs.

### *Current Compensation*

*Base Salary*

Base salary is the guaranteed element of an executive's current cash compensation, which the company chooses to pay because it affords each executive the baseline financial security necessary for the executive to focus on his or her day-to-day responsibilities. Base salaries for the executives are set at competitive levels to attract highly qualified and talented leaders, and the amounts reflect the relative influence and importance of each executive's role within the company. The compensation committee reviews and approves base salaries for the executives annually and generally considers factors such as competitiveness with peer group data and any change in the scope of the executive's responsibilities within the company. In order to maintain market competitiveness, the compensation committee may also consider updated information relating to salaries paid to similarly situated executives at the company's peer group companies and changes in the Consumer Price Index.

The base salaries for senior management, including the named executive officers, remained flat from 2009 to 2010 because the peer group data did not support any adjustments as named executive officer salaries were at or near the median.

*Short-Term Incentive Plan*

The STIP is designed to reward the achievement of corporate goals and the individual accomplishments of the executives during each fiscal year. 75% of an STIP award paid to an executive is based on the achievement of corporate goals, and the remaining 25% is based on the individual performance of the executive. The targeted STIP award for each of the company's executives is set as a percentage of annual base salary. The amounts of these target percentages are intended to reflect the relative influence and importance of each executive's role within the company. For 2010, the targets were 75% of annual base salary for Mr. Merritt, 50% of annual base salary for Messrs. McQuilkin and Shay and 40% of annual base salary for Messrs. Lemmo and Nolan. These target percentages were set at or near the median based on peer group data and are also intended to reflect the relative influence and importance of each executive's role within the company.

For 2010, the goals established by the compensation committee under the STIP involved securing additional patent licensees and revenue, strengthening organizational effectiveness, limiting cash spending, enhancing the company's intellectual property portfolio and engaging new customers or strategic partners to further the development of new wireless technologies. The specific goals, and the relative weights assigned to each, were as follows:

| 2010 STIP Performance Goal | Description | Target Weight |
|---|---|---|
| **Objectively Measurable Goals:** | | **50%** |
| Top-five 3G handset manufacturer licensing | The number and identity of top-five 3G handset manufacturers (defined by global market share) licensed or renewed during the year correspond to the attainment of 0% to 400% of the designated target weight percentage | (25)% |
| Cash spending | Excluding certain specified costs, hold cash spending below specified dollar amount to attain between 0% and 150% of the designated target weight percentage | (10)% |

| 2010 STIP Performance Goal | Description | Target Weight | |
|---|---|---|---|
| Non-top-five 3G handset manufacturer licensing | The discounted aggregate future revenue to be generated by audit settlements or new licenses with non-top-five 3G handset manufacturers (defined by global market share) during the year corresponds to the attainment of the designated target weight percentage | (5)% | |
| IPR creation | Generate or identify certain numbers of patented or patentable contributions and gain acceptance of such inventions into approved and proposed wireless standards to attain the designated target weight percentage | (5)% | |
| Customer/partner engagement for new technology development | The number of meaningful joint research and development or licensing arrangements for new wireless technologies entered into with strategic partners or customers corresponds to the attainment of 0% to 200% of the designated target weight percentage | (5)% | |
| **Subjectively Measured Goals:** | | | **50%** |
| Organizational effectiveness | Complete comprehensive review of organizational competencies and compensation programs, leverage capabilities of internal audit function, develop plan to reduce long-term cost structure and maintain active and effective involvement in patent legislation efforts to attain the designated target weight percentage | (25)% | |
| Compensation committee discretion | At the compensation committee's sole discretion after considering the company's overall performance during 2010, which corresponds to the attainment of the designated target weight percentage | (25)% | |
| **TOTAL** | | | **100%** |

The annual corporate goals are generally structured to challenge and motivate executives, so that reasonable "stretch" performances would collectively yield a payout at or about 100% of target. The payout under the portion of an STIP award attributable to corporate performance may range from 0% to 200% of the targeted amount for such portion. Historically, the company has posted performance results that collectively yielded payout levels of 75% with respect to the 2009 annual corporate goals, 100% with respect to the 2008 annual corporate goals, 83% with respect to the 2007 annual corporate goals, 52.5% with respect to the 2006 annual corporate goals and 94% with respect to the 2005 annual corporate goals. At the end of 2010, the chief executive officer reported to the compensation committee on the company's achievement of the objectively measurable goals and provided his assessment of the company's performance with respect to the subjectively measured goals for the year. The compensation committee considered the chief executive officer's report and assessment, noting that the company delivered substantial profitability and positive cash flow in 2010 despite the failure to enter into a patent licensing agreement with a top-five 3G handset manufacturer. Following discussion among the members, the compensation committee determined that the company achieved, in the aggregate, 84% of the 2010 annual corporate goals, corresponding to a payout level of 84% of target.

In determining the STIP award to the chief executive officer for 2010, the compensation committee considered the recommendation of the chairman of the board, who is the primary liaison between the chief executive officer and the full board of directors, and reviewed the individual performance of the chief executive officer in 2010. For the other named executive officers, the compensation committee reviewed the performance assessments provided by the chief executive officer and also considered its own direct interactions with each named executive officer. As noted above, 75% of an STIP award paid to a named executive officer is based on the achievement of corporate goals, and the remaining 25% is based on individual performance. The payout under the portion of an STIP award attributable to individual performance may range from 0% to 150% of the targeted amount for such portion, depending upon the individual's performance assessment. The STIP awards for 2010 paid to the named executive officers in 2011 were entirely in cash. The Grants of Plan-Based Awards Table below reports the target and maximum bonus amounts for each named executive officer for 2010 under the STIP, and the Summary Compensation Table below reports the amounts actually earned by the named executive officers for 2010 under the STIP.

In late 2010, as part of the effort to bolster the company's "pay for performance" philosophy, the compensation committee made a determination to increase the company's use of performance-based compensation, such as the STIP, relative to time-based compensation. As a result, the STIP target award amounts for all employees, including the executives, were increased by five percentage points of the participants' annual base salary, and the company's supplemental equity program was eliminated, as more fully described below. Accordingly, effective January 1, 2011, the targets under the STIP, expressed as a percentage of annual base salary, are 80% for Mr. Merritt, 55% for Messrs. McQuilkin and Shay and 45% for Messrs. Lemmo and Nolan.

*Supplemental Equity Program*

On January 15, 2010, each executive received a grant of 1,000 shares of the company's common stock, subject to a one-year restriction on transferability, pursuant to the company's supplemental equity program. As discussed above, in late 2010, as part of the effort to bolster the company's "pay for performance" philosophy, the compensation committee made a determination to increase the company's use of performance-based compensation relative to time-based compensation. As a result, the supplemental equity program, which provided time-based equity awards, was eliminated effective January 1, 2011.

*Savings and Protection (401(k)) Plan*

The company's Savings and Protection Plan ("401(k) Plan") is a tax-qualified retirement savings plan pursuant to which employees, including executives, are able to contribute the lesser of 100% of their annual base salary or the annual limit prescribed by the Internal Revenue Service ("IRS") on a pre-tax basis. The company provides a 50% matching contribution on the first 6% of an employee's salary contributed to the 401(k) plan, up to the cap mandated by the IRS. The company offers this benefit to encourage employees to save for retirement and to provide a tax-advantaged means for doing so.

*Profit-Sharing Program*

The compensation committee has elected not to make any profit-sharing contributions to employee 401(k) accounts for the company's performance in 2010, or for the foreseeable future, pursuant to a discretionary provision in the 401(k) Plan. This decision is not intended to be reflective of the company's recent financial performance but rather is consistent with the compensation committee's desire to simplify the company's overall compensation structure.

***Long-Term Compensation***

The LTCP, which consists of both time-based and performance-based compensation, is designed to enhance retention efforts by incentivizing executives to remain with the company to drive the company's long-term strategic plan. The performance-based components of the LTCP also motivate manager-level participants, including executives, by rewarding the accomplishment of long-term corporate goals.

The LTCP generally consists of overlapping three-year cycles that start on January 1st of each year. The following chart illustrates the periods of each cycle that has commenced on or after January 1, 2008 under the LTCP:

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| Cash Cycle 3 (2008-2011) | | | | | | |
| RSU Cycle 4 (2009-2012) | | | | | | |
| Cycle 5 (2010-2013) | | | | | | |
| Cycle 6 (2011-2014) | | | | | | |

In late 2010, the compensation committee approved certain changes to the structure of the LTCP in order to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company that resulted from the previous structure. Effective for each cycle that commences on or after January 1, 2010, all manager-level LTCP participants, including executives, receive a portion of their LTCP participation in the form of time-based RSUs. The remainder of their LTCP participation consists of performance-based awards granted under the long-term incentive ("LTI") component of the LTCP, as more fully described below.

Each LTCP participant's target award for each cycle is established as a percentage of his or her base salary. Participants may earn a pro-rata portion of their awards under the LTCP in the event of death, disability or retirement or if the company terminates their employment without cause. Participants also may earn their full awards in the event of a change in control of the company, as defined under the LTCP.

### *Cycle 6*

For the cycle that began on January 1, 2011 and runs to January 1, 2014 ("Cycle 6"), each named executive officer received 25% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. Unvested time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest. The remaining 75% of his LTCP participation for the cycle consists of an LTI award paid based on the company's achievement during the cycle period of a pre-approved goal established by the compensation committee.

The percentages of January 1, 2011 base salaries used to calculate the LTCP awards to the named executive officers under Cycle 6 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 100% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 90% |
| Lawrence F. Shay | 100% |

The objectives underlying the goal established for the LTI awards under Cycle 6 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goal associated with Cycle 6 is to generate a specified amount of free cash flow over the period of the cycle.

The Cycle 6 goal is designed to challenge and motivate management to achieve a result that yields a payout at or about 100% of target. 100% achievement of the corporate goal results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by two percentage points, with a threshold payout of 60% of target and a maximum payout of 200% of target. Accordingly, for performance that falls below 80% achievement, no payout would occur under the LTI awards. Historically, the company has achieved results that yielded payouts at 86%, 20%, 50%, 102.5% and 175% of target, or no payout at all. The LTI awards granted under Cycle 6 may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof. This flexibility helps to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company.

***Cycle 5***

For the cycle that began on January 1, 2010 and runs to January 1, 2013 ("Cycle 5"), each named executive officer received 25% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. Unvested time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest. The remaining 75% of his LTCP participation for Cycle 5 consists of an LTI award paid based on the company's achievement during the cycle period of a pre-approved goal established by the compensation committee.

The percentages of January 1, 2010 base salaries used to calculate the LTCP awards to the named executive officers under Cycle 5 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 100% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 90% |
| Lawrence F. Shay | 100% |

The objectives underlying the goal established for the LTI awards under Cycle 5 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goal associated with Cycle 5 is to generate a specified amount of free cash flow over the period of the cycle.

The Cycle 5 goal is designed to challenge and motivate management to achieve a result that yields a payout at or about 100% of target. 100% achievement of the corporate goal results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by two percentage points, with a threshold payout of 60% of target and a maximum payout of 200% of target. Accordingly, for performance that falls below 80% achievement, no payout would occur under the LTI awards. Historically, the company has achieved results that yielded payouts at 86%, 20%, 50%, 102.5% and 175% of target, or no payout at all. The LTI awards granted under Cycle 5 may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof. This flexibility helps to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company.

***RSU Cycle 4***

For the cycle that began on January 1, 2009 and runs to January 1, 2012 ("RSU Cycle 4"), each named executive officer received 50% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. The remaining 50% of his LTCP participation for RSU Cycle 4 consists of performance-based RSUs that vest at the end of the cycle depending on the company's achievement during the cycle period of pre-approved goals established by the compensation committee. Unvested time-based and performance-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest.

The percentages of January 1, 2009 base salaries used to calculate the LTCP awards to the named executive officers under RSU Cycle 4 were as follows. These percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company. Effective January 1, 2009, the compensation committee increased Mr. McQuilkin's LTCP target percentage from 90% to 100% after consulting market and industry data and in order to maintain competitiveness with respect to compensation for comparable roles in the marketplace and also increased Mr. Nolan's LTCP target percentage from 80% to 90% because, pursuant to the terms and conditions of the LTCP, he had served in his capacity for a specified period.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 100% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 90% |
| Lawrence F. Shay | 100% |

The objectives underlying the goals established for the performance-based RSUs granted under RSU Cycle 4 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goals associated with the performance-based RSUs granted under RSU Cycle 4 are to: (i) generate a specified amount of free cash flow over the cycle period and (ii) derive, at cycle-end, patent licensing and/or technology solutions revenue from a specified target percentage of the worldwide 3G handset market on terms consistent with the company's strategic plan.

The RSU Cycle 4 goals are structured to challenge and motivate management to achieve results that collectively yield a payout at or about 100% of target. 100% achievement of the corporate goals set by the compensation committee results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by four percentage points, with a threshold payout of 20% of target and a maximum payout of 300% of target. Accordingly, for performance that falls below 80% achievement, none of the performance-based RSUs would vest. Historically, the company has achieved results that yielded payouts at 86%, 20%, 50%, 102.5% and 175% of target, or no payout at all.

### *Cash Cycle 3*

For the cycle that began on January 1, 2008 and ran through December 31, 2010 ("Cash Cycle 3"), each named executive officer received 100% of his LTCP participation in the form of a cash award paid based on the company's achievement during the cycle period of pre-approved goals established by the compensation committee.

The percentages of January 1, 2008 base salaries used to calculate the LTCP cash awards to the named executive officers under Cash Cycle 3 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company. Effective January 1, 2008, the compensation committee increased Mr. Lemmo's LTCP target percentage from 80% to 90% because, pursuant to the terms and conditions of the LTCP, he had served in his capacity for a specified period. Effective with Mr. Shay's promotion on January 1, 2008 to Executive Vice President, Intellectual property, and Chief Intellectual Property Counsel, the compensation committee increased Mr. Shay's LTCP target percentage from 80% to 100%.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 80% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 80% |
| Lawrence F. Shay | 100% |

The objectives underlying the goals established for Cash Cycle 3 were to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goals associated with Cash Cycle 3 were to: (i) generate a specified amount of free cash flow over the cycle period and (ii) derive, at cycle-end, patent licensing and/or technology solutions revenue from a specified target percentage of the worldwide 3G handset market on terms consistent with the company's strategic plan.

The Cash Cycle 3 goals were structured to challenge and motivate management to achieve results that collectively yield a payout at or about 100% of target. 100% achievement of the corporate goals set by the compensation committee would have resulted in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by two and one half percentage points, with a threshold payout of 50% of target and a maximum payout of 225% of target. After reviewing the company's progress toward these goals as of December 31, 2010, the compensation committee determined the company's aggregate goal achievement under Cash Cycle 3 to be 94% and authorized payouts at the 86% level. The company's results with respect to the cash flow goal were above target, but the results with respect to the market share goal were below target.

***Grant Practices***

The terms and conditions of the LTCP provide that RSU grant values are calculated as a target percentage of the participant's base salary at either the beginning of the cycle or, if the participant joined the company during the first two years of the cycle or was promoted during the first six months of the cycle, his or her date of hire or promotion, respectively. This amount is then divided by the fair market value of the company's common stock either at the beginning of the cycle or the date of hire or promotion, as applicable, to determine the number of RSUs to be granted. For example, if a participant's target RSU award value is equal to 90% of his or her base salary of $250,000 (i.e., $225,000), and the closing fair market value of our common stock on the last business day of the year prior to the commencement of the cycle is $30, the participant would automatically be granted 7,500 RSUs on the first day of the new cycle. The compensation committee believes that the procedures described above for setting the grant date of equity awards provide assurance that the grant timing does not take advantage of material nonpublic information.

From time to time, the compensation committee may, in its sole discretion, grant additional equity awards to executives, including the named executive officers, outside of the LTCP and the other compensation programs described above. In approving such awards, the compensation committee may consider the specific circumstances of the grantee, including, but not limited to, promotion, expansion of responsibilities, exceptional achievement recognition and retention concerns.

***Impact of Tax Treatment***

Section 162(m) of the Internal Revenue Code generally limits the company's tax deduction for compensation paid to its chief executive officer and other named executive officers (other than the chief financial officer) to $1 million per person in any tax year. Qualified performance-based compensation is not subject to the deduction limit if specified requirements are met. The compensation committee has considered the effects of Section 162(m) when implementing compensation plans and taken into account whether preserving the tax deductibility of compensation paid to named executive officers could impair the operation and effectiveness of the company's compensation programs. The compensation committee believes it is important to maintain flexibility to make adjustments to the company's LTCP, despite the fact that certain amounts paid to executives in excess of $1 million may not be deductible.

***Stock Ownership Guidelines***

To align further the interests of our executives with those of our shareholders, the company has established executive stock ownership guidelines. In late 2010, the compensation committee amended the guidelines to promote alignment with current market practices. The chief executive officer's target ownership level was increased to an amount of company common stock with a value of at least five times his current annual base salary. The other named executive officers are expected to own company stock valued at at least a multiple of two (Messrs. Lemmo and Nolan) or three (Messrs. McQuilkin and Shay) times their current annual base salary. Qualifying stock includes shares of common stock held outright or through the company's 401(k) plan, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any executive who has not reached or fails to maintain his or her target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until his or her guideline is met. An executive may not effect any disposition of shares that results in his or her holdings falling below the target level without the express approval of the compensation committee. As of March 1, 2011, all of the named executive officers had reached their target ownership levels.

***Prohibition Against Hedging Company Stock***

The company's insider trading policy prohibits directors, officers, employees and consultants of the company from engaging in any hedging transactions involving company stock.

***Employment Agreements***

The company has entered into employment agreements with each of the named executive officers that provide severance payments and benefits in the event of termination of employment under specified circumstances, including termination of the named executive officer's employment within one year after a change of control of the company, as defined in the employment agreement. Severance payments and benefits provided under the employment agreements are used to attract and retain executives in a competitive industry that has experienced ongoing consolidation and to ease an individual's transition in the event of an unexpected termination of employment due to changes in the company's needs. Information regarding the nature and circumstances of payouts upon termination is provided under the heading "Potential Payments upon Termination or Change in Control."

***Compensation Committee Report***

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on its review and discussions, has recommended to the board that the Compensation Discussion and Analysis be included in this Form 10-K/A.

COMPENSATION COMMITTEE:

Steven T. Clontz, Chairman
Edward B. Kamins
John A. Kritzmacher
Jean F. Rankin

**Summary Compensation Table**

The following table contains information concerning compensation awarded to, earned by or paid to our named executive officers in the last three years. Our named executive officers include our chief executive officer, chief financial officer and our three other most highly compensated executive officers who were serving as executive officers of the company at December 31, 2010. Additional information regarding the items reflected in each column follows the table.

| Name and Principal Position | Year | Salary ($) | Stock Awards ($)(1)(2) | Non-Equity Incentive Plan Compensation ($)(3) | All Other Compensation ($)(4) | Total ($) |
|---|---|---|---|---|---|---|
| William J. Merritt | 2010 | 500,000 | 175,720 | 926,500(5) | 8,040 | 1,610,260 |
| President and Chief | 2009 | 500,000 | 737,500 | 323,438 | 11,715 | 1,572,653 |
| Executive Officer | 2008 | 500,000 | — | 1,181,250 | 11,040 | 1,692,290 |
| Scott A. McQuilkin | 2010 | 307,500 | 266,268 | 366,894(6) | 8,640 | 949,302 |
| Chief Financial Officer | 2009 | 307,500 | 472,500 | 128,765 | 12,315 | 921,080 |
| | 2008 | 294,250 | 97,300 | 310,200 | 11,040 | 712,790 |
| Mark A. Lemmo | 2010 | 316,500 | 96,934 | 373,162(7) | 8,040 | 794,636 |
| Executive Vice President, | 2009 | 316,500 | 312,350 | 102,863 | 11,715 | 743,428 |
| Corporate and Business Development | 2008 | 304,365 | — | 626,141 | 11,040 | 941,546 |
| James J. Nolan | 2010 | 267,000 | 211,795 | 293,118(8) | 8,040 | 779,953 |
| Executive Vice President, | 2009 | 267,000 | 350,300 | 90,780 | 11,475 | 719,555 |
| Research & Development | 2008 | 250,380 | 58,380 | 304,194 | 11,800 | 624,754 |
| Lawrence F. Shay | 2010 | 328,900 | 233,944 | 458,533(9) | 8,040 | 1,029,417 |
| Executive Vice President, | 2009 | 328,900 | 576,400 | 137,727 | 11,715 | 1,054,742 |
| Intellectual Property, and | 2008 | 310,000 | 211,800 | 576,993 | 11,040 | 1,109,833 |
| Chief Intellectual Property Counsel | | | | | | |

(1) Amounts reported reflect the aggregate grant date fair value computed in accordance with FASB Accounting Standards Codification ("ASC") Topic 718 for time-based and performance-based RSUs, discretionary RSUs and restricted stock awards granted during the designated fiscal year. The assumptions used in valuing these RSU and restricted stock awards are incorporated by reference to Notes 2 and 11 to the accompanying consolidated financial statements. Under generally accepted accounting principles, compensation expense with respect to stock awards granted to our employees and directors is generally equal to the grant date fair value of the awards and is recognized over the vesting periods applicable to the awards. The SEC's disclosure rules previously required that we present stock award information for 2008 based on the amount recognized during that year for financial statement reporting purposes with respect to stock awards (which meant, in effect, that amounts reported for that year could reflect amounts with respect to grants made in that year as well as with respect to grants from past years that vested in or were still vesting during that year). However, changes in the SEC's disclosure rules require that we now present the stock award amounts in the applicable columns of the table above with respect to 2008 on a similar basis as the 2009 and 2010 presentation, using the aggregate grant date fair value of the awards granted during the corresponding year (regardless of the period over which the awards are scheduled to vest). Since this requirement differs from the SEC's past disclosure rules, the amounts reported in the table above for stock awards in 2008 differ from the amounts originally reported in our Summary Compensation Table for that year. As a result, each named executive officer's total compensation amount for 2008 also differs from the amount originally reported in our Summary Compensation Table for that year.

(2) The grant date fair values of performance-based RSUs are reported based on the probable outcome of the performance conditions, in accordance with SEC rules.

(3) Amounts reported for fiscal 2010 include the value of bonuses earned under the company's STIP and payouts earned pursuant to Cash Cycle 3 under the LTCP. Amounts reported for fiscal 2009 represent the value of bonuses paid under the STIP. Amounts reported for fiscal 2008 include the value of bonuses paid under the STIP and payouts earned pursuant to Cash Cycle 2a under the LTCP.

(4) The following table details each component of the "All Other Compensation" column in the Summary Compensation Table for fiscal 2010:

| Named Executive Officer | 401(k) Plan Matching Contributions ($)(a) | Life Insurance Premiums ($)(b) | Total ($) |
|---|---|---|---|
| William J. Merritt | 7,350 | 690 | 8,040 |
| Scott A. McQuilkin | 7,350 | 1,290 | 8,640 |
| Mark A. Lemmo | 7,350 | 690 | 8,040 |
| James J. Nolan | 7,350 | 690 | 8,040 |
| Lawrence F. Shay | 7,350 | 690 | 8,040 |

(a) Amounts reported represent 50% matching contributions provided by the company to all employees, including the named executive officers, on the first 6% of the employee's salary contributed to the 401(k) plan in fiscal 2010, up to the maximum amount permitted by the IRS.

(b) Amounts reported represent premium amounts paid by the company for group term life insurance for the benefit of each named executive officer.

(5) Amount reported includes $367,500 paid under the STIP and $559,000 paid pursuant to Cash Cycle 3 under the LTCP.

(6) Amount reported includes $139,144 paid under the STIP and $227,750 paid pursuant to Cash Cycle 3 under the LTCP.

(7) Amount reported includes $111,408 paid under the STIP and $261,754 paid pursuant to Cash Cycle 3 under the LTCP.

(8) Amount reported includes $99,324 paid under the STIP and $193,794 paid pursuant to Cash Cycle 3 under the LTCP.

(9) Amount reported includes $165,273 paid under the STIP and $293,260 paid pursuant to Cash Cycle 3 under the LTCP.

## Grants of Plan-Based Awards in 2010

The following table summarizes the grants of LTI awards (LTI) under Cycle 5 of the LTCP, cash awards under the STIP, awards of restricted stock (RS) granted pursuant to the company's supplemental equity program (which was eliminated effective January 1, 2011), time-based RSU awards (TRSU) under Cycle 5 of the LTCP and discretionary time-based RSU awards (DRSU) under the company's 2009 Stock Incentive Plan (the "2009 Plan"), each made to the named executive officers during the year ended December 31, 2010. Each of these types of awards is discussed in the Compensation Discussion and Analysis above.

| Name | Type of Award | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock Awards ($)(1) |
|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | | |
| William J. Merritt | STIP(2) | | 0 | 375,000 | 703,125 | | |
| | LTI(3) | | 270,000 | 450,000 | 900,000 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 4,552 | 150,000 |
| Scott A. McQuilkin | STIP(2) | | 0 | 153,750 | 288,281 | | |
| | LTI(3) | | 138,375 | 230,625 | 461,250 | | |
| | DRSU(5) | 1/1/2010 | | | | 3,000 | 79,673 |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 2,333 | 76,875 |
| | DRSU(5) | 12/30/2010 | | | | 2,000 | 84,000 |
| Mark A. Lemmo | STIP(2) | | 0 | 126,600 | 237,375 | | |
| | LTI(3) | | 128,183 | 213,638 | 427,275 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 2,161 | 71,214 |
| James J. Nolan | STIP(2) | | 0 | 106,800 | 200,250 | | |
| | LTI(3) | | 108,135 | 180,225 | 360,450 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 1,823 | 60,075 |
| | DRSU(5) | 12/30/2010 | | | | 3,000 | 126,000 |
| Lawrence F. Shay | STIP(2) | | 0 | 164,450 | 308,344 | | |
| | LTI(3) | | 148,005 | 246,675 | 493,350 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 2,495 | 82,224 |
| | DRSU(5) | 12/30/2010 | | | | 3,000 | 126,000 |

(1) Grant date fair value of RS and RSUs is determined in accordance with FASB ASC Topic 718. Additional information relating to assumptions used in determining such values is incorporated by reference to Notes 2 and 11 to the accompanying consolidated financial statements.

(2) Amounts reported represent the potential performance-based incentive cash payments the named executive officer could earn pursuant to the STIP for fiscal 2010. The actual amount earned for fiscal 2010 was based on the company's achievement of the 2010 corporate goals established by the compensation committee in March 2010 and the individual performance of the named executive officer during 2010. At the time of grant, the incentive payment could range from $0 to the maximum amount indicated. The STIP for fiscal 2010 did not provide for a threshold payment amount. The actual amount earned for 2010 and paid in 2011 is set forth in the Summary Compensation Table above.

(3) Amounts reported represent the potential performance-based payments the named executive officer could earn pursuant to his LTI award under Cycle 5 of the LTCP, which may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof.

(4) This award is a grant of shares of the company's common stock that are subject to a one-year restriction on transferability and have the right to receive dividends. These awards were granted pursuant to the company's supplemental equity program, which was eliminated effective January 1, 2011.

(5) This award is a one-time discretionary grant to the named executive officer and vests annually, in three equal installments, beginning on the grant date. These time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the award vests.

## Outstanding Equity Awards at 2010 Fiscal Year End

The following table sets forth information concerning unexercised options, unvested stock and outstanding equity incentive plan awards of the named executive officers as of December 31, 2010.

| | | Option Awards(1) | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options Exercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)(2) | Market Value of Shares or Units of Stock That Have Not Vested ($)(3) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5) |
| William J. Merritt | 01/01/09(6) | | | | 1,334 | 55,548 | | |
| | 01/01/09 | | | | 10,909 | 454,251 | | |
| | 01/01/09 | | | | | | 10,909 | 454,251 |
| | 11/01/10 | | | | 4,552 | 189,545 | | |
| Scott A. McQuilkin | 03/20/08(6) | | | | 1,667 | 69,414 | | |
| | 01/01/09(6) | | | | 1,667 | 69,414 | | |
| | 01/01/09 | | | | 5,591 | 232,809 | | |
| | 01/01/09 | | | | | | 5,591 | 232,809 |
| | 01/01/10(6) | | | | 2,000 | 83,280 | | |
| | 11/01/10 | | | | 2,333 | 97,146 | | |
| | 12/30/10(6) | | | | 1,334 | 55,548 | | |
| Mark A. Lemmo | 01/01/09 | | | | 5,179 | 215,654 | | |
| | 01/01/09 | | | | | | 5,179 | 215,654 |
| | 11/01/10 | | | | 2,161 | 89,984 | | |
| James J. Nolan | 12/18/02 | 2,250 | 15.34 | 12/18/12 | | | | |
| | 03/20/08(6) | | | | 1,000 | 41,640 | | |
| | 01/01/09(6) | | | | 1,000 | 41,640 | | |
| | 01/01/09 | | | | 4,369 | 181,925 | | |
| | 01/01/09 | | | | | | 4,369 | 181,925 |
| | 11/01/10 | | | | 1,823 | 75,910 | | |
| | 12/30/10(6) | | | | 2,000 | 83,280 | | |
| Lawrence F. Shay | 01/01/09(6) | | | | 2,667 | 111,054 | | |
| | 01/01/09 | | | | 5,980 | 249,007 | | |
| | 01/01/09 | | | | | | 5,980 | 249,007 |
| | 11/01/10 | | | | 2,495 | 103,892 | | |
| | 12/30/10(6) | | | | 2,000 | 83,280 | | |

(1) Commencing in 2004, the awarding of stock options was limited to newly hired employees. In 2006, the company ceased awarding stock options altogether. As of December 31, 2010, all reported option awards were fully vested and exercisable.

(2) Amounts reported represent awards of time-based RSUs. Unless otherwise indicated, all awards made on January 1, 2009 are time-based RSUs granted pursuant to RSU Cycle 4 under the LTCP and are scheduled to vest in full on January 1, 2012. All awards made on November 1, 2010 are time-based RSUs granted pursuant to Cycle 5 under the LTCP and are scheduled to vest in full on January 1, 2013.

(3) Values reported were determined by multiplying the number of unvested time-based RSUs by $41.64, the closing price of our common stock on December 31, 2010.

(4) Amounts reported were based on target performance measures and represent awards of performance-based RSUs made pursuant to the LTCP. All awards were granted under RSU Cycle 4 and are scheduled to vest in full

on January 1, 2012, provided that the compensation committee determines that at least the threshold level of performance was achieved with respect to the goals associated with the cycle.

(5) Values reported were based on target performance measures and determined by multiplying the number of unvested performance-based RSUs by $41.64, the closing price of our common stock on December 31, 2010.

(6) Award constitutes a one-time discretionary grant scheduled to vest annually, in three equal installments, beginning on the grant date.

## Option Exercises and Stock Vested in 2010

The following table sets forth information, on an aggregated basis, concerning stock options exercised and stock awards vested during 2010 for the named executive officers.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)(1) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)(2) |
| William J. Merritt | 85,000 | 1,551,438 | 10,703 | 283,432 |
| Scott A. McQuilkin | — | — | 10,528 | 287,183 |
| Mark A. Lemmo | 34,000 | 340,060 | 4,964 | 131,004 |
| James J. Nolan | 24,000 | 463,825 | 6,790 | 194,942 |
| Lawrence F. Shay | 22,000 | 455,280 | 11,574 | 319,205 |

(1) Amount reported represents the total pre-tax value realized (number of shares exercised times the difference between the closing price of our common stock on the exercise date and the exercise price).

(2) Amounts reported represent the total pre-tax value realized upon the vesting of restricted stock or RSUs (number of shares vested times the closing price of our common stock on the vesting date).

## Potential Payments upon Termination or Change in Control

### *Named Executive Officer Employment Agreements*

Each of the named executive officers has entered into an employment agreement and is party to various other arrangements with the company that provides severance pay and benefits, among other things, in certain events of termination of employment, as described below.

Pursuant to the terms of the LTCP, if the named executive officer's employment terminates in the event of long-term disability, death or absenteeism or is terminated by the company without cause (each as described below), the named executive officer would be entitled to pro-rata vesting of all time-based RSUs. If the named executive officer's employment terminates for any reason during the first year of an LTCP cycle, the named executive officer forfeits eligibility to receive any cash award and all performance-based RSUs under that cycle. If, however, the named executive officer's employment terminates during the second or third year of a cycle in the event of long-term disability, death or absenteeism or is terminated by the company without cause, the named executive officer would be eligible to earn a pro-rata portion of the cash award and performance-based RSUs under that cycle. Pursuant to the terms of the STIP, which require an employee to be working actively at the time of the payout (unless involuntarily terminated other than for intentional wrongdoing after the end of the plan year, but before the bonus is paid), the named executive officer would not be eligible to receive a bonus under the plan, with the exception of Mr. Shay, who is entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurs. Any rights that the named executive officers have under these plans in connection with other termination scenarios are discussed below in connection with the relevant scenario.

*Termination for Long-Term Disability*

The company may terminate the employment of a named executive officer in the event of his long-term disability (as that term is defined in our Long-term Disability Plan), such that he is not otherwise qualified to perform the essential functions of his job either with or without reasonable accommodation. In the event the named executive officer's employment terminates due to a long-term disability, the named executive officer is entitled to receive:

- All accrued but unpaid (as of the date of termination) base salary; and
- Other forms of compensation and bonus payable or provided in accordance with the terms of any then existing compensation, bonus or benefit plan or arrangement, including payments prescribed under any disability or life insurance plan or arrangement ("Other Compensation").

Messrs. Merritt and Lemmo are also entitled to receive benefits that are provided to our similarly situated executive officers, including, without limitation, medical and dental coverage, optional 401(k) participation and expense reimbursement ("Benefits"). In addition, provided that Mr. Merritt or Mr. Lemmo executes our standard termination letter, which includes, among other things, a broad release of all claims against us and a reiteration of confidentiality and other post-termination obligations (a "Termination Letter"), each is entitled to receive, for a period of 18 months (in the case of Mr. Merritt) or one year (in the case of Mr. Lemmo) following termination: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability, in which he was entitled to participate at the time of termination, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him.

*Termination Due to Retirement*

The company's retirement eligibility age is 70. For purposes of determining eligibility, the company employs a formula that sums the employee's years of service and age. For each of the named executive officers, successfully meeting this eligibility requirement causes the vesting, on a pro-rata basis, of all otherwise unvested RSUs. For time-based RSUs, the pro-rated amount of RSUs will be determined by multiplying the full time-based award amount by a fraction equal to the portion of the vesting period that had transpired prior to the cessation of employment. For performance-based RSUs, the pro-rated amount will be determined as described above, but not until the LTCP cycle is completed and a determination has been made regarding performance against established goals.

*Termination by Death*

In the event of the termination of a named executive officer's employment due to death, the company will pay to the named executive officer's executors, legal representatives or administrators an amount equal to the accrued but unpaid portion of the named executive officer's base salary, Benefits and Other Compensation up through the date on which he dies. The named executive officer's executors, legal representatives or administrators will be entitled to receive the payment prescribed under any death or disability benefits plan in which the named executive officer is a participant as our employee, and to exercise any rights afforded under any compensation or benefit plan then in effect.

*Termination for Cause*

The company may terminate a named executive officer's employment at any time for "cause" upon the occurrence of any of the following: (i) any material breach by the named executive officer of any of his obligations under his employment agreement that is not cured within 30 days after he receives written notification from the company of the breach or (ii) other conduct by the named executive officer involving any type of willful misconduct with respect to the company, including, without limitation, fraud, embezzlement, theft or proven dishonesty in the course of his employment or conviction of a felony. In the event of a termination of the named executive officer's employment for cause, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation.

Pursuant to the terms of the LTCP, the named executive officer forfeits any rights under the LTCP and the STIP if his employment terminates for cause.

*Termination Without Cause*

The company may terminate a named executive officer's employment at any time, for any reason, without cause upon 30 days prior written notice to the named executive officer. In the event of a termination without cause, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executes a Termination Letter, the named executive officer is entitled to receive: (i) severance in an amount equal to his base salary, payable in equal installments, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination. Mr. Merritt's employment agreement provides that he is also entitled to receive additional severance equal to 50% of his target bonus for the year in which the termination occurs, payable in equal installments over a period of 18 months after the date of termination.

*Termination for Absenteeism*

The company may terminate a named executive officer's employment in the event that he is absent for more than 150 days within any 12-month period. In the event of termination due to absenteeism, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executes a Termination Letter, he is entitled to receive, for a period of one year (18 months in the case of Mr. Merritt) following termination: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability in which the named executive officer was entitled to participate at the time of termination and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him. Mr. Merritt's employment agreement provides that he is also entitled to receive an additional severance amount equal to 50% of his target bonus for the year in which termination occurs, payable in equal installments over a period of 18 months after the date of termination.

*Termination by the Named Executive Officer*

A named executive officer may terminate his employment with us at any time, for "good reason" or without "good reason," provided that the date of termination is at least 30 days after the date he gives written notice of the termination to the company. For this purpose, "good reason" means: (i) the company's failure to pay in a timely manner the named executive officer's base salary or any other material form of compensation or material benefit to be paid or provided to him under his employment agreement or (ii) any other material breach of our obligations under his employment agreement that is not cured within 30 days after the company receives written notification from the named executive officer of the breach. In the event that the named executive officer terminates his employment, either for good reason or without good reason, he is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, if the termination is for good reason, and provided that the named executive officer executes a Termination Letter, he is entitled to receive: (a) severance in an amount equal to his base salary, payable in equal installments, and (b) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination.

Mr. Merritt's employment agreement provides that he is also entitled to receive additional severance equal to 50% of his target bonus for the year in which termination occurs, payable in equal installments over the period of 18 months after the date of termination. Pursuant to the terms of the LTCP and the STIP, Mr. Merritt forfeits any rights under these plans if he terminates his employment for any reason. If a named executive officer other than Mr. Merritt terminates his employment with us without good reason, the company generally may elect to pay severance of up to one year's salary and continuation of medical and dental benefits for a period of one year.

*Termination Following a Change in Control*

If the company terminates a named executive officer's employment (except for cause), or the named executive officer terminates his employment with us (whether or not for good reason) within one year following a change in control of the company, he is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided that he executes a Termination Letter, the named executive officer is entitled to receive, on the date of termination, an amount equal to two years' worth of his base salary. Mr. Shay is also entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurs. For this purpose, "change in control of the company" means the acquisition (including by merger or consolidation, or by our issuance of securities) by one or more persons, in one transaction or a series of related transactions, of more than 50% of the voting power represented by our outstanding stock on the date of the named executive officer's employment agreement, or a sale of substantially all of our assets.

Pursuant to the terms of the LTCP, upon termination of employment following a change in control (except for cause), the named executive officer is entitled to an early payout of his LTCP cash award in an amount that is the greater of either: (i) his target LTCP cash award or (ii) the LTCP cash award that would have been due to him at the end of the relevant LTCP cycle (but for the change in control), assuming the performance level achieved prior to the change in control continues to be the same through the remainder of the cycle. In addition, for each named executive officer, the occurrence of a change in control causes all otherwise unvested performance-based and time-based RSUs (whether granted as an LTCP, promotion or new hire award) and any other unvested equity awards to vest immediately in full. These actions will occur without regard to whether the named executive officer remains employed at the company and without regard to performance during the remainder of the LTCP cycles.

*Post-Termination Obligations*

Each of the named executive officers is bound by certain confidentiality obligations, which extend indefinitely, and by certain non-competition and non-solicitation covenants, which, with respect to Mr. Merritt, extend for a period of one year following termination of his employment for any reason and independent of any obligation the company may have to pay him severance and, with respect to each of Messrs. McQuilkin, Lemmo, Nolan and Shay, extend, as applicable: (i) for the period, if any, that he receives severance under his employment agreement, (ii) in the event his employment terminates for cause, a period of one year following termination or (iii) in the event that he terminates his employment without good reason, so long as we voluntarily pay severance to him (which we are under no obligation to do), for the period that he receives severance, but in no event for a period longer than one year. In addition, each of the named executive officers is bound by certain covenants protecting our right, title and interest in and to certain intellectual property that either has been or is being developed or created in whole or in part by the named executive officer.

*Taxes*

In the event any amount or benefit payable to the named executive officer under his employment agreement, or under any other plan, agreement or arrangement applicable to him, is subject to an excise tax imposed under Section 4999 of the Internal Revenue Code, the named executive officer is entitled, in addition to any other amounts payable under the terms of his employment agreement or any other plan, agreement or arrangement, to a cash payment in an amount sufficient to indemnify him (or any other person as may be liable for the payment of the excise tax) for the amount of any such excise tax, and leaving the named executive officer with an amount, net after all federal, state and local taxes, equal to the amount he would have had if no portion of his benefit under the plan constituted an excess parachute payment, as defined in Section 4999. Notwithstanding the foregoing, the determination of the amount necessary to indemnify the named executive officer will be made taking into account all other payments made to him under any plans, agreements or arrangements aside from his employment agreement that are intended to indemnify him with respect to excise taxes on excess parachute payments.

***Potential Payments upon Termination or Change in Control***

The following tables reflect the amount of compensation payable to each of the named executive officers pursuant to their employment agreements, as well as pursuant to the LTCP and the STIP, upon: termination for long-term disability, death, retirement, termination without cause, termination for absenteeism, termination by the named executive officer, change in control of the company without a termination and termination upon a change in control of the company. The amounts shown assume that the termination was effective as of December 31, 2010 and the price per share of the company's common stock was $41.64, the closing market price as of that date. The amounts reflected are estimates of the amounts that would be paid out to the named executive officers upon their termination. The actual amounts to be paid out can be determined only at the time the events described above actually occur.

*William J. Merritt*

Assuming the following events occurred on December 31, 2010, Mr. Merritt's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payments under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability . . . . . . . . | 750,000(1) | 1,227,850(4) | — | 18,500(7) | 27,711(8) | 55,548(9) |
| Retirement . . . . . . . . . . . . . . . . | — | 1,227,850(4) | — | — | — | 55,548(9) |
| Death . . . . . . . . . . . . . . . . . . . | — | 1,227,850(4) | 300,000(6) | — | — | 55,548(9) |
| Without Cause . . . . . . . . . . . . . | 937,500(2) | 1,227,850(4) | — | — | 27,711(8) | — |
| For Absenteeism . . . . . . . . . . . . | 937,500(2) | 1,227,850(4) | — | 18,500(7) | 27,711(8) | 55,548(9) |
| Voluntary Resignation for Good Reason . . . . . . . . . . . . . . . . . | 937,500(2) | — | — | — | 27,711(8) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Merritt) . . . . . . . . . . . | 1,000,000(3) | 2,107,047(5) | — | — | — | 55,548(9) |
| Change in Control (Without Termination) . . . . . . . . . . . . | — | 2,107,047(5) | — | — | — | 55,548(9) |

(1) This amount represents severance equal to Mr. Merritt's base salary of $500,000 for a period of 18 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments that Mr. Merritt receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Merritt was entitled to participate at the time of his termination.

(2) This amount represents severance equal to: (a) Mr. Merritt's base salary of $500,000 for a period of 18 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective, and (b) additional severance equal to 50% of Mr. Merritt's STIP bonus target for 2010, which is payable in equal installments over a period of 18 months after the date of his termination.

(3) This amount represents severance equal to two years of Mr. Merritt's base salary of $500,000. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(4) This amount represents the value, at December 31, 2010, of Mr. Merritt's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Merritt would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $559,000 for the award granted under Cash Cycle 3; (b) $302,834, representing the value of 7,272 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per

share closing price of our common stock on December 31, 2010; (c) $302,834, representing the value of 7,272 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $63,182, representing the value of 1,517 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(5) This amount represents the value, at December 31, 2010, of Mr. Merritt's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $559,000 for the award granted under Cash Cycle 3; (b) $454,251, representing the value of 10,909 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $454,251, representing the value of 10,909 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $189,545, representing the value of 4,552 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $450,000 for the LTI award granted under Cycle 5.

(6) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(7) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Merritt under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(8) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 18 months after termination on terms and conditions comparable to those most recently provided to Mr. Merritt as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 1,334 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

*Scott A. McQuilkin*

Assuming the following events occurred on December 31, 2010, Mr. McQuilkin's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payments under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability | — | 570,544(3) | — | 18,500(6) | — | 208,242(8) |
| Retirement | — | 570,544(3) | — | — | — | 208,242(8) |
| Death | — | 570,544(3) | 300,000(5) | — | — | 208,242(8) |
| Without Cause | 307,500(1) | 570,544(3) | — | — | 18,474(7) | — |
| For Absenteeism | 307,500(1) | 570,544(3) | — | 18,500(6) | 18,474(7) | 208,242(8) |
| Voluntary Resignation for Good Reason | 307,500(1) | — | — | — | 18,474(7) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. McQuilkin) | 615,000(2) | 1,021,139(4) | — | — | — | 277,656(9) |
| Change in Control (Without Termination) | — | 1,021,139(4) | — | — | — | 277,656(9) |

(1) This amount represents severance equal to Mr. McQuilkin's base salary of $307,500 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. McQuilkin receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. McQuilkin was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. McQuilkin's base salary of $307,500. He is entitled to this amount at the date of such termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. McQuilkin's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. McQuilkin would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $227,750 for the award granted under Cash Cycle 3; (b) $155,206, representing the value of 3,727 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $155,206, representing the value of 3,727 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $32,382, representing the value of 777 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional shares) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. McQuilkin's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement

against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $227,750 for the award granted under Cash Cycle 3; (b) $232,809, representing the value of 5,591 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $232,809, representing the value of 5,591 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $97,146, representing the value of 2,333 time-based RSUs granted under Cycle 5 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $230,625 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. McQuilkin under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. McQuilkin as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs to receive an aggregate of 5,001 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 6,668 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

*Mark A. Lemmo*

Assuming the following events occurred on December 31, 2010, Mr. Lemmo's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payment under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) |
|---|---|---|---|---|---|
| Long-Term Disability | 316,500(1) | 579,287(3) | — | 18,500(6) | 18,474(7) |
| Retirement | — | 579,287(3) | — | — | — |
| Death | — | 579,287(3) | 300,000(5) | — | — |
| Without Cause | 316,500(1) | 579,287(3) | — | — | 18,474(7) |
| For Absenteeism | 316,500(1) | 579,287(3) | — | 18,500(6) | 18,474(7) |
| Voluntary Resignation for Good Reason | 316,500(1) | — | — | — | 18,474(7) |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Lemmo) | 633,000(2) | 996,682(4) | — | — | — |
| Change in Control (Without Termination) | — | 996,682(4) | — | — | — |

(1) This amount represents severance equal to Mr. Lemmo's base salary of $316,500 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Lemmo receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Lemmo was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. Lemmo's base salary of $316,500. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. Lemmo's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Lemmo would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $261,754 for the award granted under Cash Cycle 3; (b) $143,769, representing the value of 3,452 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $143,769, representing the value of 3,452 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $29,995, representing the value of 720 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. Lemmo's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $261,754 for the award granted under Cash Cycle 3; (b) $215,653, representing the value of 5,179 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $215,653, representing the value of 5,179 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $89,984, representing the value of 2,161 time-based RSUs granted under Cycle 5 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $213,638 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Lemmo under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Lemmo as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

*James J. Nolan*

Assuming the following events occurred on December 31, 2010, Mr. Nolan's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payment under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability | — | 461,663(3) | — | 18,500(6) | — | 124,920(8) |
| Retirement | — | 461,663(3) | — | — | — | 124,920(8) |
| Death | — | 461,663(3) | 300,000(5) | — | — | 124,920(8) |
| Without Cause | 267,000(1) | 461,663(3) | — | — | 16,710(7) | — |
| For Absenteeism | 267,000(1) | 461,663(3) | — | 18,500(6) | 16,710(7) | 124,920(8) |
| Voluntary Resignation for Good Reason | 267,000(1) | — | — | — | 16,710(7) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Nolan) | 534,000(2) | 813,779(4) | — | — | — | 166,560(9) |
| Change in Control (Without Termination) | — | 813,779(4) | — | — | — | 166,560(9) |

(1) This amount represents severance equal to Mr. Nolan's base salary of $267,000 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Nolan receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Nolan was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. Nolan's base salary of $267,000. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. Nolan's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Nolan would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $193,794 for the award granted under Cash Cycle 3; (b) $121,283, representing the value of 2,912 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $121,283, representing the value of 2,912 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $25,303, representing the value of 607 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. Nolan's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement

against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $193,794 for the award granted under Cash Cycle 3; (b) $181,925, representing the value of 4,369 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $181,925, representing the value of 4,369 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $75,910, representing the value of 1,823 time-based RSUs granted under Cycle 5 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $180,225 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Nolan under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Nolan as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs to receive an aggregate of 3,000 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 4,000 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

*Lawrence F. Shay*

Assuming the following events occurred on December 31, 2010, Mr. Shay's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payment under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability | — | 659,901(3) | — | 18,500(6) | — | 152,694(8) |
| Retirement | — | 659,901(3) | — | — | — | 152,694(8) |
| Death | — | 659,901(3) | 300,000(5) | — | — | 152,694(8) |
| Without Cause | 328,900(1) | 659,901(3) | — | — | 15,413(7) | — |
| For Absenteeism | 328,900(1) | 659,901(3) | — | 18,500(6) | 15,413(7) | 152,694(8) |
| Voluntary Resignation for Good Reason | 328,900(1) | — | — | — | 15,413(7) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Shay) | 822,250(2) | 1,141,840(4) | — | — | — | 194,334(9) |
| Change in Control (Without Termination) | — | 1,141,840(4) | — | — | — | 194,334(9) |

(1) This amount represents severance equal to one year of Mr. Shay's base salary of $328,900, which he is entitled to receive upon his termination provided that he executes a Termination Letter.

(2) This amount represents severance equal to two years of Mr. Shay's: (a) base salary of $328,900 and (b) additional severance equal to 100% of Mr. Shay's STIP bonus target for 2010, which he is entitled to receive on the date of his termination, provided that he executes a Termination Letter, and if his termination occurs within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. Shay's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Shay would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $293,260 for the award granted under Cash Cycle 3; (b) $166,005, representing the value of 3,986 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $166,005, representing the value of 3,986 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $34,631, representing the value of 831 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. Shay's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) 293,260 for the award granted under Cash Cycle 3; (b) $249,007, representing the value of 5,980 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $249,007, representing the value of 5,980 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $103,891, representing the value of 2,495 time-based RSUs granted under Cycle 5 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $246,675 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Shay under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Shay as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs to receive an aggregate of 3,667 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 4,667 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

## DIRECTOR COMPENSATION

For board participation during 2010, our non-management directors each received an annual cash retainer of $40,000. In addition, the chairman of the audit committee received an annual cash retainer of $30,000, the other members of the audit committee each received an annual cash retainer of $10,000, the chairmen of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $10,000 and the other members of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $5,000. The chairman of the board received an additional annual cash retainer of $50,000. All cash retainers were generally paid quarterly in arrears and based upon service for a full year, and prorated payments were made for service less than a full year. The quarterly payments of the annual board and all committee retainers are subject to the director's attendance at the regularly scheduled quarterly meetings, as follows: 100% payment for participating in person, 50% payment for participating telephonically and no payment for not participating.

Each director who joined the board in 2010 received 4,000 RSUs (which vest in full one year from the grant date) upon their initial election to the board. Additionally, each non-management director received 4,000 RSUs (which vest in full one year from the grant date) for their service during the 2010 — 2011 board term, and prorated awards were granted for service less than a full year. RSU awards may be deferred. An election to defer must be made in the calendar year preceding the year during which services are rendered and the compensation is earned.

To align the interests of non-management directors and executives with those of our shareholders, the company has adopted stock ownership guidelines. The stock ownership guidelines applicable to the non-management directors are set at a target of five times their annual cash retainer of $40,000. Qualifying stock includes: shares of common stock, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any director who has not reached or fails to maintain his or her target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until his or her guideline is met. A director may not effect any disposition of shares that results in his or her holdings falling below the target level without the express approval of the compensation committee. As of March 1, 2011, all of the non-management directors had reached their target ownership levels.

### Non-management Director Compensation Table

The following table sets forth the compensation paid to each person who served as a non-management director of the company in 2010 for their service in 2010. Directors who also serve as employees of the company do not receive any additional compensation for their services as a director.

| Name | Fees Earned or Paid in Cash ($)(1) | Stock Awards ($)(2) | Total ($) |
|---|---|---|---|
| Jeffrey K. Belk | 25,000(3) | 224,977 | 249,977 |
| Steven T. Clontz | 105,000 | 104,280 | 209,280 |
| Edward B. Kamins | 85,000 | 104,280 | 189,280 |
| John A. Kritzmacher | 70,000 | 104,280 | 174,280 |
| Jean F. Rankin | 12,500(4) | 201,880 | 214,380 |
| Robert S. Roath | 50,000 | 104,280 | 154,280 |

(1) Amounts reported represent the aggregate annual board, chairman of the board, committee chairman and committee membership retainers paid to each non-management director, as described above.

(2) Amounts shown reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for RSU awards granted pursuant to our compensation program for non-management directors in 2010. The assumptions used in valuing these RSU awards are incorporated by reference to Notes 2 and 11 to the

accompanying consolidated financial statements. The following table sets forth the grant date fair value of each RSU award granted to our non-management directors in 2010.

| Name | Grant Date | Number of Restricted Stock Units (#) | Grant Date Fair Value of Stock Awards ($) |
|---|---|---|---|
| Jeffrey K. Belk | 3/30/2010 | 4,000 | 110,680 |
| | 3/30/2010 | 362 | 10,017 |
| | 6/3/2010 | 4,000 | 104,280 |
| Steven T. Clontz | 6/3/2010 | 4,000 | 104,280 |
| Edward B. Kamins | 6/3/2010 | 4,000 | 104,280 |
| John A. Kritzmacher | 6/3/2010 | 4,000 | 104,280 |
| Jean F. Rankin | 6/28/2010 | 4,000 | 104,520 |
| | 6/28/2010 | 3,726 | 97,360 |
| Robert S. Roath | 6/3/2010 | 4,000 | 104,280 |

As of December 31, 2010, each person who served as a non-management director of the company in 2010 had the following aggregate amounts of option and unvested RSU awards outstanding. This table does not include RSUs that, as of December 31, 2010, had vested according to their vesting schedule, but had been deferred.

| Name | Outstanding Restricted Stock Units (#) | Outstanding Stock Options (#) |
|---|---|---|
| Jeffrey K. Belk | 8,000 | — |
| Steven T. Clontz | 6,000 | 20,000 |
| Edward B. Kamins | 6,000 | — |
| John A. Kritzmacher | 8,000 | — |
| Jean F. Rankin | 7,726 | — |
| Robert S. Roath | 4,000 | — |

(3) Mr. Belk joined the board in March 2010. Amount reported represents prorated payments for his service in 2010.

(4) Ms. Rankin joined the board in June 2010. Amount reported represents prorated payments for her service in 2010.

## Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

### Equity Compensation Plan Information

The following table summarizes the company's equity compensation plan information relating to the common stock authorized for issuance under the company's equity compensation plans as of December 31, 2010:

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1) | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(2) |
|---|---|---|---|
| Equity compensation plans approved by InterDigital shareholders | 1,475,758 | $12.07 | 3,208,711 |
| Equity compensation plans not approved by InterDigital shareholders(3) | 204,660 | $18.89 | — |
| Total | 1,680,418 | $13.94 | 3,208,711 |

(1) Column (a) includes 537,154 shares of common stock underlying outstanding time-based RSUs and 467,712 shares of common stock underlying outstanding performance-based RSUs, assuming a maximum payout of 300% of the target number of performance-based RSUs at the end of the applicable performance period. Because there is no exercise price associated with RSUs, these stock awards are not included in the weighted-average exercise price calculation presented in column (b).

(2) On June 4, 2009, the company's shareholders adopted and approved our 2009 Stock Incentive Plan (the "2009 Plan"), which provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units and incentive bonuses. As of that date, no further grants were permitted under any previously existing stock plans of the company (the "Pre-existing Plans"), and all remaining equity instruments available for grant under the Pre-existing Plans became available for grant under the 2009 Plan. Amounts reported relate to the 2009 Plan.

(3) Column (c) relates to a Pre-existing Plan, the company's 2002 Stock Award and Incentive Plan (the "2002 Plan"). As of June 4, 2009, no further grants were permitted under the 2002 Plan. A description of the 2002 Plan is incorporated by reference to Note 11 to the consolidated financial statements set forth in the company's annual report on Form 10-K for the year ended December 31, 2008.

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of the 45,326,113 shares of our common stock outstanding on February 21, 2011, by each person who is known to us, based upon filings with the SEC, to beneficially own more than 5% of our common stock, as well as by each director, each director nominee, each named executive officer and all directors and executive officers as a group. Except as otherwise indicated below and subject to the interests of spouses of the named beneficial owners, each named beneficial owner has sole voting and sole investment power with respect to the stock listed. Except for shares held in brokerage accounts that may, from time to time, together with other securities held in those accounts, serve as collateral for margin loans made from those accounts, none of the shares reported are currently pledged as security for any outstanding loan or indebtedness. If a shareholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of February 21, 2011, pursuant to SEC rules, we treat the common stock underlying those securities as beneficially owned by that shareholder, and as outstanding shares when we calculate that shareholder's percentage ownership of our common stock. However, pursuant to SEC rules, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other shareholder.

| Name | Common Stock | |
|---|---|---|
| | Shares | Percent of Class |
| ***Directors and Director Nominees:*** | | |
| Gilbert F. Amelio(1) | 2,004 | * |
| Jeffrey K. Belk(2) | 4,370 | * |
| Steven T. Clontz(3) | 95,448 | * |
| Edward B. Kamins | 14,000 | * |
| John A. Kritzmacher | 2,414 | * |
| William J. Merritt(4) | 87,327 | * |
| Jean F. Rankin | — | * |
| Robert S. Roath | 17,992 | * |
| ***Named Executive Officers:*** | | |
| Mark A. Lemmo(5) | 32,604 | * |
| Scott A. McQuilkin(6) | 17,048 | * |
| James J. Nolan(7) | 23,299 | * |
| Lawrence F. Shay(8) | 27,302 | * |
| All directors and executive officers as a group(9)(17 persons) | 364,758 | * |
| ***Greater than 5% Shareholder:*** | | |
| BlackRock, Inc.(10)<br>40 East 52nd Street<br>New York, New York 10022 | 2,754,166 | 6.1% |

* Represents less than 1% of our outstanding common stock

(1) Includes 2,004 shares of common stock issuable to Mr. Amelio upon settlement of RSUs that will vest within 60 days of February 21, 2011.

(2) Includes 4,008 shares of common stock issuable to Mr. Belk upon settlement of RSUs that will vest within 60 days of February 21, 2011.

(3) Includes 20,000 shares of common stock that Mr. Clontz has the right to acquire through the exercise of stock options within 60 days of February 21, 2011.

(4) Includes 2,869 whole shares of common stock beneficially owned by Mr. Merritt through participation in the 401(k) Plan.

(5) Includes 3,370 whole shares of common stock beneficially owned by Mr. Lemmo through participation in the 401(k) Plan.

(6) Includes 1,193 whole shares of common stock beneficially owned by Mr. McQuilkin through participation in the 401(k) Plan.

(7) Includes 2,250 shares of common stock that Mr. Nolan has the right to acquire through the exercise of stock options within 60 days of February 21, 2011 and 2,853 whole shares of common stock beneficially owned by Mr. Nolan through participation in the 401(k) Plan.

(8) Includes 2,900 whole shares of common stock beneficially owned by Mr. Shay through participation in the 401(k) Plan.

(9) Includes: 22,250 shares of common stock that all directors and executive officers as a group have the right to acquire through the exercise of stock options within 60 days of February 21, 2011; 6,012 shares of common stock issuable to all directors and executive officers as a group upon settlement of RSUs that will vest within 60 days of February 21, 2011; and 16,135 whole shares of common stock beneficially owned by all directors and executive officers as a group through participation in the 401(k) Plan.

(10) As of December 31, 2010, based on information contained in the Schedule 13G/A filed on February 4, 2011 by BlackRock, Inc.

## Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

### Certain Relationships and Related Transactions

The company has a written statement of policy with respect to related person transactions that is administered by the audit committee. Under the policy, a "Related Person Transaction" means any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) between the company (including any of its subsidiaries) and a related person, in which the related person had, has or will have a direct or indirect material interest. A "Related Person" includes any of our executive officers, directors or director nominees, any shareholder owning in excess of 5% of our common stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed as an executive officer or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Related Person Transactions do not include certain transactions involving only director or executive officer compensation, transactions where the Related Person receives proportional benefits as a shareholder along with all other shareholders, transactions involving competitive bids or transactions involving certain bank-related services.

Pursuant to the policy, a Related Person Transaction may be consummated or may continue only if:

- The audit committee approves or ratifies the transaction in accordance with the terms of the policy; or
- The chairman of the audit committee, pursuant to authority delegated to the chairman by the audit committee, pre-approves or ratifies the transaction and the amount involved in the transaction is less than $100,000, provided that, for the Related Person Transaction to continue, it must be approved by the audit committee at its next regularly scheduled meeting.

It is the company's policy to enter into or ratify Related Person Transactions only when the audit committee determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the company, including but not limited to situations where the company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or where the company provides products or services to Related Persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

In determining whether to approve or ratify a Related Person Transaction, the committee takes into account, among other factors it deems appropriate, whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Person's interest in the transaction.

## Director Independence

Each year, prior to the annual meeting of shareholders, the board reviews and assesses the independence of its directors and makes a determination as to the independence of each director. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of NASDAQ. As a result of this review, the board affirmatively determined that each of Messrs. Gilbert F. Amelio, Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins and John A. Kritzmacher and Ms. Jean F. Rankin are "independent" in accordance with applicable NASDAQ listing standards. To our knowledge, none of the independent directors nor any members of their immediate family has any direct or indirect relationships with our company or its subsidiaries and affiliates, other than the director's service as a director of the company.

## Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

## Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services delivered by PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, for the fiscal years ended December 31, 2010 and 2009 were as follows:

| | 2010 | 2009 |
|---|---|---|
| **Type of Fees** | | |
| Audit Fees(1) | $575,000 | $ 617,000 |
| Audit-Related Fees(2) | $ — | $ 70,000 |
| Tax Fees(3) | $135,000 | $ 363,000 |
| All Other Fees(4) | $ 1,500 | $ 1,500 |
| Totals | $711,500 | $1,051,500 |

(1) *Audit Fees* consist of the aggregate fees billed by PwC for the above fiscal years for professional services rendered by PwC for the integrated audit of the company's consolidated financial statements and the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, for review of the company's interim consolidated quarterly financial statements included in the company's quarterly reports on Form 10-Q and services that are normally provided by PwC in connection with regulatory filings or engagements for the above fiscal years.

(2) *Audit-Related Fees* consist of the aggregate fees billed by PwC in 2009 for assurance and related services by PwC that were reasonably related to the performance of the audit or review of the company's financial statements and are not reported above under the caption "Audit Fees," and relate primarily to consultation concerning financial accounting and reporting standards.

(3) *Tax Fees* consist of the aggregate fees billed by PwC in the above fiscal years related to a foreign tax study and other technical advice related to foreign tax matters.

(4) *All Other Fees* consist of the aggregate fees billed by PwC in the above fiscal years for certain accounting research software purchased by the company from PwC.

**Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm**

The audit committee has adopted a policy that requires the committee to pre-approve all audit and non-audit services to be performed by the company's independent registered public accounting firm. Unless a service falls within a category of services that the audit committee already has pre-approved, an engagement to provide the service requires specific pre-approval by the audit committee. Also, proposed services exceeding pre-approved cost levels require specific pre-approval.

Consistent with the rules established by the SEC, proposed services to be provided by the company's independent registered public accounting firm are evaluated by grouping the services and associated fees under one of the following four categories: *Audit Services, Audit-Related Services* , *Tax Services* and *All Other Services*. All proposed services for the following year are discussed and pre-approved by the audit committee, generally at a meeting or meetings that take place during the October through December time period. In order to render approval, the audit committee has available a schedule of services and fees approved by category for the current year for reference, and specific details are provided.

The audit committee has delegated pre-approval authority to its chairman for cases where services must be expedited. In cases where the audit committee chairman pre-approves a service provided by the independent registered public accounting firm, the chairman is required to report the pre-approval decisions to the audit committee at its next scheduled meeting. The company's management periodically provides the audit committee with reports of all pre-approved services and related fees by category incurred during the current fiscal year, with forecasts of any additional services anticipated during the year.

All of the services performed by PwC related to fees disclosed above were pre-approved by the audit committee.

# PART IV

## Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this Form 10-K:

(1) Financial Statements.

The information required by this item begins on Page 59.

(2) Financial Statement Schedules.

**Valuation Allowance for Deferred Tax Assets**

| | Balance Beginning of Period | Increase/ (Decrease) | Reversal of Valuation Allowance | Balance End of Period |
|---|---|---|---|---|
| 2010 valuation allowance for deferred tax assets | $62,480 | $ 1,554(a) | $ — | $64,034 |
| 2009 valuation allowance for deferred tax assets | $65,295 | $(2,815)(d) | $ — | $62,480 |
| 2008 valuation allowance for deferred tax assets | $42,456 | $23,082(a) | $ (243) | $65,295 |
| 2010 reserve for uncollectible accounts | $ 1,500 | $ 1,750(b) | $(1,500)(c) | $ 1,750 |
| 2009 reserve for uncollectible accounts | $ 3,000 | $ — | $(1,500)(c) | $ 1,500 |
| 2008 reserve for uncollectible accounts | $ — | $ 3,000(b) | $ — | $ 3,000 |

(a) The increase was necessary to maintain a full, or near full, valuation allowance against our state deferred tax assets and did not result in additional tax expense.

(b) The increase relates to the establishment of reserves against an account receivable associated with our SlimChip modem IP.

(c) The decrease relates to the receipt of a payment against an account receivable associated with our SlimChip modem IP.

(d) The decrease was necessary to adjust our valuation allowance against our state deferred tax assets.

(3) Exhibits.

See Item 15(b) below.

| (b) Exhibit Number | Exhibit Description |
|---|---|
| *2.1 | Plan of Reorganization by and among InterDigital Communications Corporation, InterDigital, Inc. "InterDigital") and ID Merger Company dated July 2, 2007 (Exhibit 2.1 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007). |
| *2.2 | Agreement and Plan of Merger by and among InterDigital Communications Corporation, InterDigital and ID Merger Company dated July 2, 2007 (Exhibit 2.2 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007). |
| *3.1 | Amended and Restated Articles of Incorporation of InterDigital (Exhibit 3.1 to InterDigital's Current Report on Form 8-K dated June 7, 2010). |
| *3.2 | Amended and Restated Bylaws of InterDigital (Exhibit 3.2 to InterDigital's Current Report on Form 8-K dated June 7, 2010). |
| *4.1 | Rights Agreement between InterDigital and American Stock Transfer and Trust Company, dated July 2, 2007 (Exhibit 4.1 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007). |
| *4.2 | First Amendment, dated as of March 8, 2010, to the Rights Agreement dated July 2, 2007 by and between InterDigital and American Stock and Transfer and Trust Company, LLC (Exhibit 4.1 to InterDigital's Current Report on Form 8-K dated March 8, 2010). |

| (b) | Exhibit Number | Exhibit Description |
|---|---|---|
| | | **Patent and Technology Contracts** |
| | *10.1 | Patent License and Settlement Agreement by and among ITC, Tantivy, IPR Licensing, Inc., InterDigital Patent Holdings, Inc., InterDigital Communications, LLC and Samsung Electronics Co., Ltd. effective as of November 24, 2008 (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008). (Confidential treatment has been requested for portions of this agreement.) |
| | | **Real Estate Leases** |
| | *10.2 | Agreement of Lease dated November 25, 1996 by and between InterDigital and We're Associates Company (Exhibit 10.42 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2000). |
| | *10.3 | Third Modification to Lease Agreement effective June 1, 2006 by and between InterDigital and Huntington Quadrangle 2 (successor to We're Associates Company). (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2006). |
| | | **Benefit Plans** |
| | †*10.4 | Non-Qualified Stock Option Plan, as amended (Exhibit 10.4 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1991). |
| | †*10.5 | Amendment to Non-Qualified Stock Option Plan (Exhibit 10.31 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000). |
| | †*10.6 | Amendment to Non-Qualified Stock Option Plan, effective October 24, 2001 (Exhibit 10.6 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001). |
| | †*10.7 | 1999 Restricted Stock Plan, as amended April 13, 2000 (Exhibit 10.43 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000). |
| | †*10.8 | 1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Awarded to Independent Directors Upon Re-Election) (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |
| | †*10.9 | 1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Annual Award to Independent Directors) (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |
| | †*10.10 | 1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Periodically Awarded to Members of the Board of Directors) (Exhibit 10.64 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |
| | †*10.11 | 1999 Restricted Stock Plan, Form of Restricted Stock Agreement (Awarded to Executives and Management as Part of Annual Bonus) (Exhibit 10.65 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |
| | †*10.12 | 1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Awarded to Independent Directors Upon Re-Election) (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005). |
| | †*10.13 | 1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Annual Award to Independent Directors) (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005). |
| | †*10.14 | 1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement (Exhibit 10.86 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006). |
| | †*10.15 | 1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement, as amended December 14, 2006 (Exhibit 10.58 to Inter Digital's Annual Report on Form 10-K for the year ended December 31, 2006). |
| | †*10.16 | 2000 Stock Award and Incentive Plan (Exhibit 10.28 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000). |
| | †*10.17 | 2000 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.74 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005). |
| | †*10.18 | 2000 Stock Award and Incentive Plan, Form of Option Agreement (Director Awards) (Exhibit 10.66 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |
| | †*10.19 | 2000 Stock Award and Incentive Plan, Form of Option Agreement (Executive Awards) (Exhibit 10.67 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |

| (b) Exhibit Number | Exhibit Description |
|---|---|
| †*10.20 | 2000 Stock Award and Incentive Plan, Form of Option Agreement (Inventor Awards) (Exhibit 10.68 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |
| †*10.21 | 2002 Stock Award and Incentive Plan (Exhibit 10.50 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2002). |
| †*10.22 | 2002 Stock Award and Incentive Plan, as amended through June 4, 2003 (Exhibit 10.52 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2003). |
| †*10.23 | 2002 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.87 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006). |
| †*10.24 | 2002 Stock Award and Incentive Plan, Form of Option Agreement (Inventor Awards) (Exhibit 10.69 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004). |
| †*10.25 | 2009 Stock Incentive Plan (Exhibit 99.1 to InterDigital's Registration Statement on Form S-8 filed with the Securities and Exchange Commission ("SEC") on June 4, 2009 (File No. 333-159743)). |
| †*10.26 | 2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Discretionary Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated June 9, 2009). |
| †*10.27 | 2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Discretionary Award) (Exhibit 10.3 to InterDigital's Current Report on Form 8-K dated June 9, 2009). |
| †*10.28 | 2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Annual Award) (Exhibit 10.4 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009). |
| †*10.29 | 2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Election Award) (Exhibit 10.5 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009). |
| †*10.30 | 2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Nonemployee Directors) (Exhibit 10.6 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009). |
| †*10.31 | 2009 Stock Incentive Plan, Term Sheet for Restricted Stock (Supplemental Award) (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated January 22, 2010). |
| †*10.32 | 2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock (Supplemental Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated January 22, 2010). |
| †*10.33 | Annual Employee Bonus Plan, as amended December 15, 2006 (Exhibit 10.57 to Inter Digital's Annual Report on Form 10-K for the year ended December 31, 2006). |
| †*10.34 | Annual Employee Bonus Plan, as amended June 2009 (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009). |
| †*10.35 | Annual Employee Bonus Plan, as amended September 2009 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated November 2, 2009). |
| †*10.36 | Annual Employee Bonus Plan, as amended December 31, 2009 (Exhibit 10.57 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2009). |
| †*10.37 | Annual Employee Bonus Plan, as amended March 2010 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated April 29, 2010). |
| †*10.38 | Short-Term Incentive Plan, as amended October 2010 (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated October 29, 2010). |
| †*10.39 | Long-Term Compensation Program, as amended December 2004 (Exhibit 10.55 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2004). |
| †*10.40 | Long-Term Compensation Program, as amended April 2005 (Exhibit 10.70 to InterDigital's Quarterly Report on Form 10-Q dated May 9, 2005). |
| †*10.41 | Long-Term Compensation Program, as amended June 2005 (Exhibit 10.70 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005). |
| †*10.42 | Long-Term Compensation Program, as amended September 2008 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated November 4, 2008). |
| †*10.43 | Long-Term Compensation Program, as amended June 2009 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009). |
| †*10.44 | Long-Term Compensation Program, as amended December 2009 (Exhibit 10.63 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2009). |

| (b) | Exhibit Number | Exhibit Description |
|---|---|---|
| | †*10.45 | Long-Term Compensation Program, as amended October 2010 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated October 29, 2010). |
| | †*10.46 | Compensation Program for Outside Directors, as amended June 2009 (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009). |
| | †*10.47 | Compensation Program for Outside Directors, as amended January 2010 (Exhibit 10.67 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2009). |
| | | **Employment-Related Agreements** |
| | †*10.48 | Indemnity Agreement dated as of March 19, 2003 by and between InterDigital and Howard E. Goldberg (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto and the dates, between the Company and the following individuals, were not filed: Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins, John A. Kritzmacher, Mark A. Lemmo, Scott A. McQuilkin, William J. Merritt, James J. Nolan, Jean F. Rankin, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.47 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2003). |
| | †*10.49 | Assignment and Assumption of Indemnity Agreement dated as of July 2, 2007, by and between InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: Steven T. Clontz, Edward B. Kamins, Mark A. Lemmo, William J. Merritt, James J. Nolan, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.90 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007). |
| | †*10.50 | Employment Agreement dated May 7, 1997 by and between InterDigital and Mark A. Lemmo (Exhibit 10.32 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997). |
| | †*10.51 | Amendment dated as of April 6, 2000 by and between InterDigital and Mark A. Lemmo (Exhibit 10.37 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000). |
| | †*10.52 | Employment Agreement dated as of November 12, 2001 by and between InterDigital and Lawrence F. Shay (Exhibit 10.38 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001). |
| | †*10.53 | Amended and Restated Employment Agreement dated May 16, 2005, by and between William J. Merritt and InterDigital (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated May 16, 2005). |
| | †*10.54 | Employment Agreement dated as of May 16, 2006 by and between James Nolan and InterDigital (Exhibit 10.84 to InterDigital's Quarterly Report on Form 10-Q dated August 7, 2006). |
| | †*10.55 | Amendment and Assignment of Employment Agreement dated as of July 2, 2007 by and among InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendment and Assignment of Employment Agreements dated as of July 2, 2007 which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: William J. Merritt, James Nolan, Mark A. Lemmo and Lawrence F. Shay, respectively) (Exhibit 10.89 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007). |
| | †*10.56 | Employment Agreement dated July 9, 2007 by and between InterDigital, Inc. and Scott A. McQuilkin (Exhibit 10.91 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007). |
| | †*10.57 | Amendment to Amended and Restated Employment Agreement dated as of November 17, 2008 by and between InterDigital, Inc. and William J. Merritt (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendments to Employment Agreement dated as of November 17, 2008, which are substantially identical in all material respects, except as to the parties thereto, by and between InterDigital, Inc. and the following individuals, were not filed: Mark A. Lemmo, Scott A. McQuilkin, James Nolan and Lawrence F. Shay) (Exhibit 10.70 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008). |
| | 21 | Subsidiaries of InterDigital. |
| | 23.1 | Consent of PricewaterhouseCoopers LLP. |

| (b) Exhibit Number | Exhibit Description |
|---|---|
| 31.1 | Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended. |
| 31.2 | Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended. |
| 32.1 | Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350. + |
| 32.2 | Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350. + |
| 101 | The following financial information from InterDigital's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, formatted in eXtensible Business Reporting Language:<br>(i) Consolidated Balance Sheets at December 31, 2010 and December 31, 2009, (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008, (iii) Consolidated Shareholders' Equity and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and (v) Notes to Consolidated Financial Statements (tagged as blocks of text). + |

* Incorporated by reference to the previous filing indicated.

† Management contract or compensatory plan or arrangement.

\+ This exhibit will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that InterDigital specifically incorporates it by reference.

(c) None.

## SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INTERDIGITAL, INC.**

By: /s/ William J. Merritt

William J. Merritt
President and Chief Executive Officer

Date: March 28, 2011

**EXHIBIT 21**

## Subsidiaries of InterDigital, Inc.

| Company | Jurisdiction/State of Incorporation or Organization |
|---|---|
| InterDigital Canada Ltee. | Delaware |
| InterDigital Communications, LLC | Pennsylvania |
| InterDigital Facility Company | Delaware |
| InterDigital Finance Corporation | Delaware |
| InterDigital IP Holdings, Inc. | Delaware |
| InterDigital Patent Holdings, Inc. | Delaware |
| InterDigital Technology Corporation | Delaware |
| InterDigital Wireless Holdings, Inc. | Delaware |
| IPR Licensing, Inc.[1] | Delaware |
| VID SCALE, Inc. | Delaware |

[1] On December 1, 2010, InterDigital, Inc.'s subsidiaries InterDigital Advanced Technologies, Inc. and Tantivy Communications, Inc. were merged into IPR Licensing, Inc., with IPR Licensing, Inc. remaining as the surviving entity.

**EXHIBIT 23.1**

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-159743, 333-66626, 333-85560, 333-63276, 333-56412, 33-89922, and 33-43253) of InterDigital, Inc. of our report dated February 28, 2011 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2011

**EXHIBIT 31.1**

## CERTIFICATIONS

I, William J. Merritt, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of InterDigital, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William J. Merritt

William J. Merritt
President and Chief Executive Officer

Date: March 28, 2011

**EXHIBIT 31.2**

## CERTIFICATIONS

I, Scott A. McQuilkin, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of InterDigital, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Scott A. McQuilkin

Scott A. McQuilkin
Chief Financial Officer

Date: March 28, 2011

**EXHIBIT 32.1**

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the accompanying Annual Report on Form 10-K/A of InterDigital, Inc. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Merritt, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William J. Merritt

William J. Merritt
President and Chief Executive Officer

Date: March 28, 2011

**EXHIBIT 32.2**

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the accompanying Annual Report on Form 10-K/A of InterDigital, Inc. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott A. McQuilkin, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott A. McQuilkin

Scott A. McQuilkin
Chief Financial Officer

Date: March 28, 2011



# InterDigital, Inc.

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
## To Be Held June 2, 2011

TO THE SHAREHOLDERS OF INTERDIGITAL, INC.:

Our 2011 annual meeting of shareholders will be held on Thursday, June 2, 2011, at 11:00 a.m. Eastern Time, at the Crowne Plaza Hotel, 260 Mall Boulevard, King of Prussia, Pennsylvania. At the annual meeting, the holders of our outstanding common stock will act on the following matters:

1. Election of the four director nominees named in the proxy statement, each for a term of one year;
2. Amendment of the articles of incorporation to implement a majority voting standard for all director elections other than contested elections;
3. Approval of advisory resolution on executive compensation;
4. Approval, on an advisory basis, of the frequency of future advisory votes on executive compensation;
5. Ratification of the appointment of our independent registered public accounting firm for the year ending December 31, 2011; and
6. Such other business as may properly come before the annual meeting.

We are pleased to be using the Securities and Exchange Commission rules that allow companies to furnish proxy materials to their shareholders primarily over the Internet. We believe that this process expedites shareholders' receipt of proxy materials, lowers the costs of the annual meeting and helps to conserve natural resources. On or about April 18, 2011, we began mailing our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2011 proxy statement and 2010 annual report and how to vote online. The Notice also includes instructions on how to request a paper copy of the proxy materials, including the notice of annual meeting, proxy statement, annual report and proxy card.

All holders of record of shares of our common stock (NASDAQ: IDCC) at the close of business on April 5, 2011 are entitled to vote at the annual meeting and at any postponements or adjournments of the annual meeting. Shareholders are cordially invited to attend the annual meeting in person; however, regardless of whether you plan to attend the annual meeting in person, please cast your vote as instructed in the Notice as promptly as possible. Alternatively, if you wish to receive paper copies of your proxy materials, including the proxy card, please follow the instructions in the Notice. Once you receive paper copies of your proxy materials, please complete, sign, date and promptly return the proxy card in the postage-prepaid return envelope provided, or follow the instructions set forth on the proxy card to authorize the voting of your shares over the Internet or by telephone. Your prompt response is necessary to ensure that your shares are represented at the annual meeting. Submitting your proxy by Internet, telephone or mail will not affect your right to vote in person if you decide to attend the annual meeting. Shareholders holding stock in brokerage accounts ("street name" holders) will receive instructions from the holder of record that you must follow in order for your shares to be voted. Certain of these institutions offer Internet and telephone voting.

***IF YOU PLAN TO ATTEND THE ANNUAL MEETING:***

***Registration will begin at 9:30 a.m., and seating will begin at 10:30 a.m. Each shareholder will need to bring an admission ticket and valid picture identification, such as a driver's license or passport, for admission to the annual meeting. Street name holders will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the annual meeting, and all cellular phones must be silenced during the annual meeting. We realize that many cellular phones have built-in digital cameras, and, while these phones may be brought into the annual meeting, the camera function may not be used at any time.***

By Order of the Board of Directors,

STEVEN W. SPRECHER
*General Counsel and Secretary*

April 18, 2011
King of Prussia, Pennsylvania

## TABLE OF CONTENTS

# INTERDIGITAL, INC.

**781 Third Avenue**
**King of Prussia, Pennsylvania 19406-1409**

## PROXY STATEMENT

This proxy statement contains information relating to our annual meeting of shareholders to be held on Thursday, June 2, 2011, beginning at 11:00 a.m. Eastern Time, at the Crowne Plaza Hotel, 260 Mall Boulevard, King of Prussia, Pennsylvania, and at any postponements or adjournments of the annual meeting. Your proxy for the annual meeting is being solicited by our board of directors.

### INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted by Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our annual report available to our shareholders primarily via the Internet, rather than mailing printed copies of these materials to each shareholder. We believe that this process will expedite shareholders' receipt of proxy materials, lower the costs of the Annual Meeting and help to conserve natural resources. On or about April 18, 2011, we began mailing to each shareholder (other than those who previously requested electronic delivery of all materials or previously elected to receive delivery of a paper copy of the proxy materials) a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review the proxy materials, including our proxy statement and our annual report, on the Internet and how to access an electronic proxy card to vote on the Internet or by telephone. The Notice also contains instructions on how to receive a paper copy of the proxy materials. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you receive a Notice by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice.

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 2, 2011: The proxy statement and annual report to shareholders are available at http://ir.interdigital.com/annuals.cfm**

### ABOUT THE ANNUAL MEETING AND VOTING

***What is the purpose of the annual meeting?***

At our annual meeting, shareholders will act upon the matters outlined in the notice of meeting provided with this proxy statement, including: the election of directors; the amendment of the articles of incorporation to implement a majority voting standard for all director elections other than contested elections; the approval of an advisory resolution on executive compensation; the approval, on an advisory basis, of the frequency of future advisory votes on executive compensation; the ratification of the appointment of our independent registered public accounting firm; and such other business as may properly come before the annual meeting. In addition, management will report on the performance of our company and respond to questions from shareholders.

***Who may attend the annual meeting?***

Subject to space availability, all shareholders as of April 5, 2011, the record date, or their duly appointed proxies, may attend the annual meeting. Registration will begin at 9:30 a.m., and seating will begin at 10:30 a.m. If you plan to attend the annual meeting, please note that you will need to bring your admission ticket and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the annual meeting, and all cellular phones must be silenced during the annual meeting. We realize that many cellular phones have built-in digital cameras, and, while these phones may be brought into the annual meeting, the camera function may not be used at any time.

Please also note that if you hold your shares in street name (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

***Who is entitled to vote at the annual meeting?***

Only shareholders at the close of business on April 5, 2011, the record date, are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder on that date, you will be entitled to vote all of the shares that you held on that date at the annual meeting, or any postponements or adjournments of the annual meeting. There were 45,347,530 shares of our common stock outstanding on the record date.

***What are the voting rights of the holders of the company's common stock?***

Each share of our common stock outstanding on the record date will be entitled to one vote on each director nominee and one vote on each other matter considered at the annual meeting.

***What constitutes a quorum?***

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy in order to conduct business legally at the annual meeting. For the annual meeting, the presence, in person or by proxy, of the holders of a majority of the shares entitled to vote will be considered a quorum. If you are a registered shareholder, you must deliver your proxy by Internet or telephone or, if you requested a paper copy of the proxy materials, by mail, or attend the annual meeting in person and vote, in order to be counted in the determination of a quorum. If you are a street name shareholder, your broker or other nominee will vote your shares pursuant to your proxy directions, and such shares will count in the determination of a quorum. If you do not provide any specific voting instructions to your broker or other nominee, your shares will still count for purposes of attaining a quorum.

***How do I vote?***

If you are a registered shareholder, you may submit your proxy by Internet or telephone and following the instructions in the Notice. If you requested a paper copy of the proxy materials, you also may submit your proxy by mail by following the instructions included with your proxy card. The deadline for submitting your proxy by Internet or telephone is 11:59 p.m. Eastern Time on June 1, 2011. The designated proxy will vote according to your instructions. You may also attend the annual meeting and vote in person.

If you are a street name shareholder, your broker or nominee firm may provide you with a Notice. Follow the instructions on the Notice to access our proxy materials and vote by Internet or to request a paper or email copy of our proxy materials. If you receive these materials in paper form, the materials include a voting instruction card so that you can instruct your broker or nominee how to vote your shares. Please check your Notice or voting instruction card or contact your broker or other nominee to determine whether you will be able to deliver your voting instructions by Internet or telephone. If you are a street name shareholder and you want to vote at the annual meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares.

If you own shares through a retirement or savings plan or other similar plan, you may submit your voting instructions by Internet, telephone or mail by following the instructions included with your voting instruction card. The deadline for submitting your voting instructions by Internet or telephone is 11:59 p.m. Eastern Time on May 30, 2011. The trustee or administrator of the plan will vote according to your instructions and the rules of the plan.

If you sign and submit your proxy without specifying how you would like your shares voted, your shares will be voted in accordance with the board's recommendations specified below under "What are the board's recommendations?" and in accordance with the discretion of the proxy holders with respect to any other matters that may be voted upon at the annual meeting.

***Can I change my vote after I return my proxy or voting instruction card?***

If you are a registered shareholder, you may revoke or change your vote at any time before the proxy is voted by filing with our Secretary either a written notice of revocation or a duly executed proxy bearing a later date. If you attend the annual meeting in person, you may ask the judge of elections to suspend your proxy holder's power to vote, and you may submit another proxy or vote by ballot. Your attendance at the annual meeting will not by itself revoke a previously granted proxy.

If your shares are held in street name or you hold shares through a retirement or savings plan or other similar plan, please check your voting instruction card or contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

***Will my vote be confidential?***

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders except as might be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as might be necessary to allow proper parties to verify proxies presented by any person and the results of the voting.

***What are the board's recommendations?***

The board recommends that you vote:

- ***For*** election of each of the director nominees named in this proxy statement (see proposal 1);
- ***For*** amendment of the articles of incorporation to implement a majority voting standard for all director elections other than contested elections (see proposal 2);
- ***For*** approval of the advisory resolution on executive compensation (see proposal 3);
- ***One Year*** with respect to the frequency of future advisory votes on executive compensation (see proposal 4); and
- ***For*** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2011 (see proposal 5).

***What vote is required to approve each proposal?***

*Election of directors.* Directors are elected by a plurality of votes cast. This means that the director nominees receiving the highest number of votes cast, up to the number of directors to be elected at the annual meeting (4), will be elected to serve for the term indicated under "Election of Directors." Only votes cast "for" a director nominee are counted in determining whether a plurality has been cast in favor of the director nominee. A properly executed proxy marked "withhold authority" with respect to the election of a director will not be voted with respect to the director. Votes to withhold authority, while included for purposes of attaining a quorum, will have no effect on the outcome of this matter.

*Amendment of the articles of incorporation.* The affirmative vote of a majority of the votes cast is required for approval. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal.

*Approval of the advisory resolution on executive compensation.* The affirmative vote of a majority of the votes cast is required for approval. Because the vote is advisory, it will not be binding on the board or the company. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal.

*Frequency of future advisory votes on executive compensation.* The frequency option receiving a majority (if any) of votes cast at the annual meeting will be the frequency that shareholders approve. Because the vote is advisory, it will not be binding on the board or the company. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal.

*Ratification of the appointment of PricewaterhouseCoopers LLP.* The affirmative vote of a majority of the votes cast is required for ratification. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal.

*Street name shares and broker non-votes.* If you hold your shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some proposals if you do not provide voting instructions. "Broker non-votes" are shares that a broker or nominee does not vote because it has not received voting instructions and does not have discretionary authority to vote. For the annual meeting, if you do not provide specific voting instructions, your broker or nominee may not exercise voting discretion with respect to: proposal 1, the election of directors; proposal 3, the approval of the advisory resolution on executive compensation; or proposal 4, the approval, on an advisory basis, of the frequency of future advisory votes on executive compensation. Broker non-votes will have no effect on the outcome of proposal 1, proposal 3 or proposal 4. If you do not provide specific voting instructions, your broker or nominee may exercise voting discretion with respect to: proposal 2, the amendment of the articles of incorporation, and proposal 5, the ratification of the appointment of the company's independent registered public accounting firm.

## GOVERNANCE OF THE COMPANY

***Where can I find information about the governance of the company?***

The company has adopted corporate governance principles that, along with the charters of the board committees, provide the framework for the governance of the company. The nominating and corporate governance committee is responsible for annually reviewing the principles and recommending any proposed changes to the board for approval. A copy of our corporate governance principles is posted on our website at *http://ir.interdigital.com* under the heading "Corporate Governance," along with the charters of our board committees and other information about our governance practices. We will provide to any person without charge a copy of any of these documents upon written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409.

### Director Independence

***Which directors are considered independent, and how does the board determine their independence?***

Each year, prior to the annual meeting of shareholders, the board reviews and assesses the independence of its directors and makes a determination as to the independence of each director. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of NASDAQ. As a result of this review, the board affirmatively determined that each of Messrs. Gilbert F. Amelio, Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins and John A. Kritzmacher and Ms. Rankin are "independent" in accordance with applicable NASDAQ listing standards. To our knowledge, none of the independent directors or any members of their immediate family has any direct or indirect relationships with our company or its subsidiaries and affiliates, other than the director's service as a director of the company.

### Board Leadership

***Who is the Chairman of the Board, and are the positions of Chairman of the Board and Chief Executive Officer separated?***

Mr. Clontz, who is an independent director, has served as Chairman of the Board since January 2010. The board has a general policy that the positions of Chairman of the Board and Chief Executive officer should be held by separate persons as an aid in the board's oversight of management. This policy is affirmed in the board's published corporate governance principles, which state that the Chairman of the Board shall be an independent director. The board believes that this leadership structure is appropriate for the company at this time because of the advantages to having an independent chairman for matters such as: communications and relations between the board, the Chief Executive Officer and other senior management; reaching consensus on company strategies and policies; and facilitating robust director, board and Chief Executive Officer evaluation processes.

### Board Oversight of Risk

***What is the board's role in risk oversight?***

The board is responsible for overseeing the major risks facing the company and the company's enterprise risk management ("ERM") efforts. The board has delegated to the audit committee primary responsibility for overseeing and monitoring these efforts. Under its charter, the audit committee is responsible for discussing with management and the company's independent registered public accounting firm significant risks and exposures relating to the company's quarterly and annual financial statements and assessing management's steps to mitigate them, and for reviewing corporate insurance coverage and other risk management programs. At each of its regularly scheduled meetings, the audit committee receives presentations and reports directly from the company's Director of Corporate Compliance, who leads the company's day-to-day ERM efforts. The audit committee briefs the board on the company's ERM activities as part of its regular reports to the board on the activities of the committee, and the Director of Corporate Compliance also periodically delivers presentations and reports to the full board as appropriate.

## Board Structure and Committee Membership

***What is the size of the board, and how often are directors elected?***

The board presently has eight directors. Our articles of incorporation currently provide for the phasing in of annual director elections beginning at this 2011 annual meeting of shareholders. By the annual meeting of shareholders in 2013, the declassification of the board of directors will be complete and all directors will be subject to election for one-year terms at each annual meeting of shareholders.

***How often did the board meet during 2010?***

The board met seven times during 2010. Each director is expected to attend each meeting of the board and those committees on which he or she serves. Each director attended at least 75% of the aggregate of all board meetings and meetings of committees on which the director served during 2010. We typically schedule one of the meetings of the board on the day immediately preceding or following our annual meeting of shareholders, and, when this schedule is followed, it is the policy of the board that directors are expected to attend our annual meeting of shareholders. Six directors, constituting all of our current directors (with the exception of Mr. Amelio and Ms. Rankin, who joined the board after the annual meeting of shareholders in June 2010), attended the 2010 annual meeting of shareholders.

***What are the roles of the primary board committees?***

The board has standing audit, compensation, finance and investment and nominating and corporate governance committees. Each of the audit, compensation and nominating and corporate governance committees is composed entirely of independent directors, as determined by the board in accordance with applicable NASDAQ listing standards. In addition, audit committee members meet additional heightened independence criteria applicable to audit committee members under applicable NASDAQ listing standards. Each of the committees operates under a written charter that has been approved by the board. The table below provides information about the current membership of the committees and the number of meetings of each committee held in 2010.

| Name / Item | Audit Committee | Compensation Committee | Finance and Investment Committee | Nominating and Corporate Governance Committee |
|---|---|---|---|---|
| Gilbert F. Amelio | | | | |
| Jeffrey K. Belk | X | | | X |
| Steven T. Clontz | | Chair | | X |
| Edward B. Kamins | Chair | X | X | X |
| John A. Kritzmacher | X | X | X | Chair |
| William J. Merritt | | | | |
| Jean F. Rankin | X | X | | |
| Robert S. Roath | | | Chair | |
| Number of Meetings in 2010 | 8 | 8 | 6 | 5 |

*Audit Committee*

The audit committee assists the board in its general oversight responsibilities relating to the company's corporate accounting, its financial reporting practices and audits of its financial statements. Among other things, the committee:

- Appoints, compensates, retains, evaluates and oversees the work of the company's independent registered public accounting firm;
- Reviews the adequacy and effectiveness of our system of internal control over financial reporting and disclosure controls and procedures;
- Reviews and approves the management, scope, plans, budget, staffing and relevant processes and programs of the company's internal audit function;

- Establishes and oversees procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
- Oversees the company's other compliance policies and programs; and
- Oversees and monitors the company's ERM efforts.

All of the audit committee members are financially literate. The board has determined that Mr. Kritzmacher qualifies as an audit committee financial expert within the meaning of applicable SEC regulations and that Mr. Kritzmacher acquired his expertise primarily through his experience as a chief financial officer.

*Compensation Committee*

The compensation committee assists the board in discharging its responsibilities relating to the compensation of the chief executive officer and other executive officers. Among other things, the committee:

- Reviews and approves the corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates their performance in light of such goals and objectives and, based on its evaluations and appropriate recommendations, reviews and approves the compensation of our chief executive officer and other executive officers, each on an annual basis;
- Assists the board in developing and evaluating potential candidates for executive positions and oversees and annually reviews the development of executive succession plans;
- Reviews and discusses with management the Compensation Discussion and Analysis required by SEC rules, recommends to the board whether the Compensation Discussion and Analysis should be included in the company's annual report and proxy statement and prepares the compensation committee report required by SEC rules for inclusion in the company's annual report and proxy statement;
- Reviews periodically compensation for non-management directors of the company and recommends changes to the board as appropriate;
- Reviews and approves compensation packages for new executive officers and severance packages for executive officers whose employment terminates with the company;
- Reviews and makes recommendations to the board with respect to the adoption or amendment of incentive and other equity-based compensation plans;
- Administers the company's equity incentive plans;
- Reviews periodically, revises as appropriate and monitors compliance by directors and executive officers with the company's stock ownership guidelines; and
- Assesses the independence of any outside compensation consultant of the company.

The compensation committee may delegate authority to the committee chairman or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct. The compensation committee also may delegate to one or more officers of the company the authority to make grants of stock options or other discretionary awards at specified levels, under specified circumstances, to eligible employees, subject to reporting to and such ratification by the committee as the committee may direct.

*Nominating and Corporate Governance Committee*

The nominating and corporate governance committee assists the board in identifying qualified individuals to become board and committee members, considers matters of corporate governance and assists the board in evaluating the board's effectiveness. Among other things, the committee:

- Develops and recommends to the board criteria for board membership;
- Identifies, reviews the qualifications of and recruits candidates for election to the board and to fill vacancies or new positions on the board;
- Reviews candidates recommended by the company's shareholders for election to the board;
- Reviews annually our corporate governance principles and recommends changes to the board as appropriate;

- Recommends to the board changes to our Code of Ethics;
- Reviews and makes recommendations to the board with respect to the board's and each committee's size, structure, composition and functions; and
- Oversees the process for evaluating the board and its committees.

The committee will consider director candidates recommended by our shareholders. Shareholders recommending candidates for consideration by the nominating and corporate governance committee should send their recommendations to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. The recommendation must include the candidate's name, biographical data and qualifications and a written statement from the candidate of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. The committee may ask candidates for additional information as part of the process of assessing a shareholder-recommended director candidate.

While the board has not established a formal policy for considering diversity when evaluating director candidates, the board endeavors to have a diverse membership, viewing such diversity expansively to include differences of perspective, professional experience, education, skill and other individual qualities and attributes that contribute to board heterogeneity. As described in our corporate governance principles, the board aims to have members representing such diverse experiences at policymaking levels in business, finance and technology and other areas that are relevant to the company's global activities. The selection criteria for director candidates include the following:

- Each director should be an individual of the highest personal and professional ethics, integrity and values.
- Each director should be committed to representing the long-term interests of the company's shareholders and demonstrate a commitment to long-term service on the board.
- Each director should have an inquisitive and objective perspective, practical wisdom and mature judgment.

The committee periodically evaluates the composition of the board to assess the skills and experience that are currently represented on the board, as well as the skills and experience that the board will find valuable in the future. This evaluation of the board's composition enables the board to update the skills and experience it seeks in the board as a whole, and in individual directors, as the company's needs evolve and change over time and to assess the effectiveness of efforts at pursuing diversity.

The committee evaluates director candidates recommended by shareholders based on the same criteria used to evaluate candidates from other sources.

*Finance and Investment Committee*

The finance and investment committee assists the board by monitoring, providing advice and recommending action with respect to the investment and financial policies and strategies and the capital structure of the company. Among other things, the committee reviews and provides guidance with respect to:

- The company's strategic plan and annual budgets;
- The company's capital structure, including the issuance of debt, equity or other securities;
- Investment policies;
- Share repurchases and shareholder distributions;
- Acquisitions, divestitures or strategic investments;
- The company's valuation model and financial analysis of significant strategic decisions;
- Significant monetary issues such as foreign currency management policies;
- Tax planning; and
- The retention of investment bankers and other financial advisors, including review of the fees and other retention terms for any such advisors.

The finance and investment committee may delegate authority to the committee chairman or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct.

## Communications with the Board

***How can shareholders communicate with the board?***

Shareholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole or the non-management directors as a group may do so by writing to Investor Relations, InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409, or by sending an email to *Directors@InterDigital.com*. Our corporate communications department reviews all such correspondence and regularly forwards to the board or specified director(s) a summary of all such correspondence and copies of all correspondence that deals with the functions of the board or its committees or that otherwise requires their attention. Directors may, at any time, review a log of all correspondence we receive that is addressed to members of the board and request copies of any such correspondence.

## Communications About Accounting Matters

***How can individuals report concerns relating to accounting, internal control or auditing matters?***

Concerns relating to accounting, internal control or auditing matters may be submitted by writing to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. All correspondence will be brought to the attention of the chairman of the audit committee and handled in accordance with procedures established by the audit committee with respect to these matters.

# DIRECTOR COMPENSATION

***How are directors compensated?***

For board participation during 2010, our non-management directors each received an annual cash retainer of $40,000. In addition, the chairman of the audit committee received an annual cash retainer of $30,000, the other members of the audit committee each received an annual cash retainer of $10,000, the chairmen of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $10,000 and the other members of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $5,000. The chairman of the board received an additional annual cash retainer of $50,000. All cash retainers were generally paid quarterly in arrears and based upon service for a full year, and prorated payments were made for service less than a full year. The quarterly payments of the annual board and all committee retainers are subject to the director's attendance at the regularly scheduled quarterly meetings, as follows: 100% payment for participating in person, 50% payment for participating telephonically and no payment for not participating.

Each director who joined the board in 2010 received, upon their initial election to the board, 4,000 restricted stock units ("RSUs"), which vest in full one year from the grant date. Additionally, each non-management director received 4,000 RSUs (which vest in full one year from the grant date) for their service during the 2010 — 2011 board term, and prorated awards were granted for service less than a full year. RSU awards may be deferred. An election to defer must be made in the calendar year preceding the year during which services are rendered and the compensation is earned.

To align the interests of non-management directors and executives with those of our shareholders, the company has adopted stock ownership guidelines. The stock ownership guidelines applicable to the non-management directors are set at a target of five times their annual cash retainer of $40,000. Qualifying stock includes: shares of common stock, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any director who has not reached or fails to maintain his or her target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until his or her guideline is met. A director may not effect any disposition of shares that results in his or her holdings falling below the target level without the express approval of the compensation committee. As of March 31, 2011, all of the non-management directors had reached their target ownership levels.

## 2010 Non-management Director Compensation Table

The following table sets forth the compensation paid to each person who served as a non-management director of the company in 2010 for their service in 2010. Directors who also serve as employees of the company do not receive any additional compensation for their services as a director.

| Name | Fees Earned or Paid in Cash ($)(1) | Stock Awards ($)(2) | Total ($) |
|---|---|---|---|
| Jeffrey K. Belk | 25,000(3) | 224,977 | 249,977 |
| Steven T. Clontz | 105,000 | 104,280 | 209,280 |
| Edward B. Kamins | 85,000 | 104,280 | 189,280 |
| John A. Kritzmacher | 70,000 | 104,280 | 174,280 |
| Jean F. Rankin | 12,500(4) | 201,880 | 214,380 |
| Robert S. Roath | 50,000 | 104,280 | 154,280 |

(1) Amounts reported represent the aggregate annual board, chairman of the board, committee chairman and committee membership retainers paid to each non-management director, as described above.

(2) Amounts shown reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for RSU awards granted pursuant to our compensation program for non-management directors in 2010. The assumptions used in valuing these RSU awards are incorporated by reference to Notes 2 and 11 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010. The following table sets forth the grant date fair value of each RSU award granted to our non-management directors in 2010.

| Name | Grant Date | Number of Restricted Stock Units (#) | Grant Date Fair Value of Stock Awards ($) |
|---|---|---|---|
| Jeffrey K. Belk | 3/30/2010 | 4,000 | 110,680 |
| | 3/30/2010 | 362 | 10,017 |
| | 6/3/2010 | 4,000 | 104,280 |
| Steven T. Clontz | 6/3/2010 | 4,000 | 104,280 |
| Edward B. Kamins | 6/3/2010 | 4,000 | 104,280 |
| John A. Kritzmacher | 6/3/2010 | 4,000 | 104,280 |
| Jean F. Rankin | 6/28/2010 | 4,000 | 104,520 |
| | 6/28/2010 | 3,726 | 97,360 |
| Robert S. Roath | 6/3/2010 | 4,000 | 104,280 |

As of December 31, 2010, each person who served as a non-management director of the company in 2010 had the following aggregate amounts of option and unvested RSU awards outstanding. This table does not include RSUs that, as of December 31, 2010, had vested according to their vesting schedule, but had been deferred.

| Name | Outstanding Restricted Stock Units (#) | Outstanding Stock Options (#) |
|---|---|---|
| Jeffrey K. Belk | 8,000 | — |
| Steven T. Clontz | 6,000 | 20,000 |
| Edward B. Kamins | 6,000 | — |
| John A. Kritzmacher | 8,000 | — |
| Jean F. Rankin | 7,726 | — |
| Robert S. Roath | 4,000 | — |

(3) Mr. Belk joined the board in March 2010. Amount reported represents prorated payments for his service in 2010.

(4) Ms. Rankin joined the board in June 2010. Amount reported represents prorated payments for her service in 2010.

## PROPOSALS TO BE VOTED ON

### Election of Directors
### (Proposal 1)

## Description

***Which directors are nominated for election?***

Messrs. Gilbert F. Amelio, Steven T. Clontz and Edward B. Kamins and Ms. Jean F. Rankin are nominated for election at the 2011 annual meeting, each to serve a one-year term until our annual meeting in 2012 and until his or her successor is elected and qualified. Mr. Amelio and Ms. Rankin are standing for election to the board for the first time. Mr. Amelio was identified as a director candidate through his service as a member of the company's Technical Advisory Council from March 2010 to March 2011. Ms. Rankin was identified as a director candidate by an executive search firm retained by the company in 2010 to identify potential director candidates.

Set forth below is biographical information about the nominees and other directors of the company whose terms of office continue after the annual meeting of shareholders and information about the skills and qualifications of our directors that contribute to the effectiveness of the board.

***What are their backgrounds?***

*Gilbert F. Amelio,* 68, has been a director of the company since March 2011. His term expires at the 2011 annual meeting of shareholders. His career spans decades of executive leadership roles at leading technology companies, including Chief Executive Officer and Chairman of Apple Computer, President, Chief Executive Officer and Chairman of National Semiconductor and President of Rockwell Communication Systems, a unit of Rockwell International. A Senior Partner at Sienna Ventures, LLC, a venture capital firm, since 2001 and a Partner at Alteon Capital Partners, LLC, a consulting firm, since 2009, Dr. Amelio has been involved in the leadership or funding of a broad range of technology ventures, including Jazz Technologies, Inc., a publicly traded semiconductor foundry that he founded and where he served as Chairman and Chief Executive Officer from 2005 to 2008, and Acquicor Management LLC, a former shareholder of Jazz Technologies. Acquicor Management declared bankruptcy in 2008. In 2003, AmTech, LLC, a high technology investment and consulting services firm where Dr. Amelio served as Chairman and Chief Executive Officer from 1999 to 2004, declared bankruptcy. Dr. Amelio is a pioneer in the U.S. technology industry, having started his career at AT&T Bell Laboratories and Fairchild Semiconductor. A former director and chairman of the Semiconductor Industry Association, Dr. Amelio has served on the board of governors of the Electronics Industries Association and been a member of the executive committee of the Business and Higher Education Forum. He also serves on the boards of directors of AT&T Inc. and Pro-Pharmaceuticals, Inc. The board has concluded that Dr. Amelio should serve as a director of the company because his public company board and executive leadership experience at some of the most ground-breaking companies in the technology industry during times of dramatic growth and change will serve as a great asset as the company pursues the creation of significant advancements in the wireless space.

*Steven T. Clontz,* 60, has been a director of the company since April 1998 and was elected Chairman of the Board in January 2010. His current board term expires at the 2011 annual meeting of shareholders. In January 2010, Mr. Clontz joined Singapore Technologies Telemedia, a Singapore-registered private limited company that makes strategic investments in a portfolio of information-communications companies across the globe, as Senior Executive Vice President for North America and Europe. From January 1999 through 2009, Mr. Clontz served as President and Chief Executive Officer of StarHub, Ltd., a Singapore-based, publicly traded information-communications corporation providing a full range of information, communications and entertainment services over fixed, mobile, Internet and cable TV networks. He continues to serve as a non-executive director of StarHub. In January 2010, Mr. Clontz joined the Board of Directors of eircom Limited, which is the largest telecommunications services provider in Ireland. Mr. Clontz was appointed to the Board of Directors of Equinix, Inc., a leading global provider of network-neutral data centers and Internet exchange services, in April 2005. In February 2004, he was appointed to the Executive Committee of the Board of Directors of Global Crossing Limited, which provides telecommunications solutions over a global IP-based network. The board has concluded that Mr. Clontz should serve as a director of the company because he is a global telecommunications industry leader with significant industry-specific public company board and executive leadership experience whose deep knowledge of the wireless markets brings valuable insight that is needed to evolve and execute the company's strategy to be a leading innovator in wireless technology solutions.

*Edward B. Kamins,* 62, has been a director of the company since December 2003. His current term expires at the 2011 annual meeting of shareholders. Mr. Kamins is the principal member of UpFront Advisors, a business consulting services firm he founded in March 2009. From July 1999 until his retirement in February 2009, Mr. Kamins served as Corporate Senior Vice President of Avnet, Inc., one of the world's largest global distributors of electronic components, enterprise computing and embedded subsystems. Mr. Kamins served as Chief Information Officer of Avnet beginning in July 2004 and accepted the newly created post of Chief Operational Excellence Officer in July 2006. He joined Avnet in 1996 as Senior Vice President of Business Development for Avnet Computer Marketing and founded and served as Group President of Avnet Applied Computing, a customized computer solutions business that grew to $1.6 billion in global revenues. Prior to that, his sixteen-year career with Digital Equipment culminated with the position of Vice President of Channels, with responsibility for a $1.5 billion revenue-generating North American channels business. The board has concluded that Mr. Kamins should serve as a director of the company because, as a long-time senior operational executive with forty years of experience in the high technology industry, he contributes valuable advice regarding the company's challenges and opportunities.

*Jean F. Rankin,* 52, has been a director of the company since June 2010. Her term expires at the 2011 annual meeting of shareholders. Ms. Rankin has served as Executive Vice President, General Counsel and Secretary at LSI Corporation, a leading provider of innovative silicon, systems and software technologies for the global storage and networking markets, since 2007. In this role, she serves LSI and its Board of Directors as Corporate Secretary, in addition to managing the company's legal, intellectual property licensing and stock administration organizations. Ms. Rankin joined LSI in 2007 as part of the merger with Agere Systems, where she served as Executive Vice President, General Counsel and Secretary from 2000 to 2007. Prior to joining Agere in 2000, Ms. Rankin was responsible for corporate governance and corporate center legal support at Lucent Technologies, including mergers and acquisitions, securities laws, labor and employment, public relations, ERISA, investor relations and treasury. She also supervised legal support for Lucent's microelectronics business. The board has concluded that Ms. Rankin should serve as a director of the company because she has extensive experience and expertise in matters involving intellectual property licensing, the company's core business, and her current and former roles as chief legal officer and corporate secretary at other publicly traded companies enable her to contribute legal expertise and advice as to best practices in corporate governance.

### Vote Required and Board Recommendation

The director nominees receiving the plurality of, or most, votes cast at the annual meeting, up to the number of directors to be elected at the annual meeting (4), will be elected to serve as directors for the next year and until his or her successor is elected and qualified.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* EACH OF THE NOMINEES.**

***Who are the remaining directors?***

*Continuing directors with terms expiring at the 2012 annual meeting*

*John A. Kritzmacher,* 50, has been a director of the company since June 2009. His current term expires at the 2012 annual meeting of shareholders. Mr. Kritzmacher has served as Executive Vice President and Chief Financial Officer of Global Crossing Limited, which provides telecommunications solutions over a global IP-based network, since October 2008. Previously, Mr. Kritzmacher rose through a variety of positions with increasing responsibility, including Senior Vice President and Corporate Controller, during his 10 years at Lucent Technologies, a provider of telecommunications systems and services, to become Chief Financial Officer in 2006. After playing a leading role in the planning and execution of Lucent's merger with Alcatel in 2006, Mr. Kritzmacher became Chief Operating Officer of the Services Business Group at Alcatel-Lucent until joining Global Crossing in 2008. The board has concluded that Mr. Kritzmacher should serve as a director of the company because he is a veteran of the telecommunications and high technology industries with extensive operational and leadership experience and financial expertise. As such, Mr. Kritzmacher contributes valuable advice and guidance, especially with respect to complex financial and accounting issues, and serves as the board's audit committee financial expert.

*William J. Merritt,* 52, has been a director of the company since May 2005. His current term expires at the 2012 annual meeting of shareholders. He has also served as President and Chief Executive Officer of the company since May 2005 and as President and Chief Executive Officer of InterDigital Communications, LLC, a wholly owned subsidiary of the company, since its formation in July 2007. Mr. Merritt served as General Patent Counsel of the company from July 2001 to May 2005 and as President of InterDigital Technology Corporation, a wholly owned patent licensing subsidiary of the company, from July 2001 to January 2008. The board has concluded that Mr. Merritt should serve as a director of the company because, in his current and former roles, Mr. Merritt has played a vital role in managing the company's intellectual property assets and overseeing the growth of its patent licensing business. He also possesses tremendous knowledge about the company from short- and long-term strategic perspectives and from a day-to-day operational perspective and serves as a conduit between the board and management while overseeing management's efforts to realize the board's strategic goals.

*Continuing directors with terms expiring at the 2013 annual meeting*

*Jeffrey K. Belk,* 48, has been a director of the company since March 2010. His current term expires at the 2013 annual meeting of shareholders. Since 2008 he has served as Managing Director of ICT168 Capital, LLC, which is focused on developing and guiding global growth opportunities in the information and communications technologies space. Formerly, Mr. Belk spent almost 14 years at Qualcomm Incorporated, a developer and provider of digital wireless communications products and services, where, from 2006 until his departure in early 2008, he was Qualcomm's Senior Vice President of Strategy and Market Development, focused on examining changes in the wireless ecosystem and formulating approaches to help accelerate mobile broadband adoption and growth. From 2000 through 2006, Mr. Belk served as Qualcomm's Senior Vice President, Global Marketing, leading a team responsible for all facets of the company's corporate messaging, communications and marketing worldwide. He currently serves on the boards of directors of Peregrine Semiconductor Corp., a privately held company that designs, manufactures and markets high-performance communications radio frequency integrated circuits, and the Wireless-Life Sciences Alliance, a special purpose trade organization and international think tank. The board has concluded that Mr. Belk should serve as a director of the company because his extensive industry-specific experience in strategy and marketing makes him a valuable resource and provides him with unique insights on the challenges and opportunities facing the company in the wireless markets.

*Robert S. Roath,* 68, has been a director of the company since May 1997. His current term expires at the 2013 annual meeting of shareholders. He served as Senior Vice President and Chief Financial Officer of RJR Nabisco, Inc. before his retirement in 1997. Mr. Roath is a long-time senior strategic and financial executive with diversified corporate and operating experience with various global companies, including Colgate-Palmolive, General Foods, GAF Corporation and Price Waterhouse. He has been a director of Standard Parking, a provider of parking management services, since its initial public offering in May 2004 and became its Chairman of the Board in October 2009. Mr. Roath also serves as chairman of Standard Parking's compensation committee. The board has concluded that Mr. Roath should serve as a director of the company because his achievements as an executive in operations, finance, strategy formulation, business development and mergers and acquisitions allow him to provide valuable guidance, especially with respect to the major financial policies and decisions of the company and the analysis of the business challenges and opportunities facing the company.

## Amendment of the Articles of Incorporation to Implement a Majority Voting Standard for all Director Elections Other than Contested Elections (Proposal 2)

### Description

On March 2, 2011, the board of directors voted unanimously to approve taking the necessary steps to implement a majority voting standard for all director elections other than contested elections. Specifically, the board has approved, and recommends that our shareholders approve, an amendment to the company's articles of incorporation (the "Articles") to provide that in all director elections other than contested elections director nominees shall be elected by the affirmative vote of the majority of votes cast by the shareholders represented in person or by proxy and entitled to vote in the election of directors.

The board of directors has determined that it is in the company's best interests at this time to implement a majority voting standard for all director elections other than contested elections. Under Pennsylvania law, the default voting standard for the election of directors by shareholders is the plurality standard, under which directors receiving the highest number of votes, up to the number of directors to be elected, shall be elected. The company currently has a plurality voting standard for the election of directors. In recent years, an increasing number of public companies have decided to substitute a majority voting standard for the plurality voting standard in uncontested director elections. This growing trend reflects the view that a majority voting standard enhances director accountability to the interests of the majority of shareholders. Many investors believe that the election of directors is the primary means for shareholders to influence corporate governance policies and to hold management accountable for implementing those policies. After considering evolving best practices in corporate governance, input from the company's shareholders and the company's current circumstances, including its size and financial strength, the board has determined that in all director elections other than contested elections director nominees shall be elected by the affirmative vote of the majority of votes cast.

In determining whether to implement a majority voting standard as described above, the board of directors carefully reviewed the various arguments for and against a majority voting standard. The board believes that the adoption of the proposed majority voting standard in all director elections other than contested elections will give shareholders a greater voice in determining the composition of the board by lending more weight to shareholder votes against a nominee for director and by requiring more shareholder votes for a nominee than against a nominee in order for the nominee to be elected to the board. The adoption of this standard in all director elections other than contested elections is intended to reinforce the board's accountability to the interests of the majority of our shareholders. The board believes, however, that a plurality voting standard should still apply in contested elections. If a majority voting standard were to be used in a contested election, fewer candidates or more candidates could be elected to the board than the number of board seats. Because the proposed majority voting standard (as described below) simply compares the number of "for" votes with the number of "against" votes for each director nominee without regard to voting for other candidates, it may not fill all board seats when there are more candidates than available board seats. Accordingly, the proposed amendment to the Articles would retain plurality voting in a contested election to avoid such results. For all of the reasons discussed above, the board of directors has determined that it is in the company's best interests at this time to implement a majority voting standard for all director elections other than contested elections.

Thus, we seek to amend the Articles to implement a majority voting standard for all director elections other than contested elections. Under the proposed majority voting standard, for a nominee to be elected to the board in a director election other than a contested election, the number of votes cast "for" the nominee's election must exceed the number of votes cast "against" his or her election. Abstentions would not be considered votes cast "for" or "against" a nominee. If the company's shareholders approve the proposed amendments, shareholders would be permitted to vote "for" or "against" or "abstain" from voting with respect to each nominee standing for election in any director election other than a contested election beginning at the 2012 annual meeting of shareholders. In contested elections, a plurality voting standard would still apply.

If shareholders approve the proposed amendment to the Articles, we will restate the Articles to reflect the amendment and will also amend our bylaws to make conforming changes and define the term "contested election." Under our bylaws, as to be amended, a contested election would mean any election of directors that, as of a date that is five (5) business days in advance of the date the company files its definitive proxy statement (regardless of whether thereafter revised or supplemented) with the SEC, the number of nominees exceeds the number of directors to be elected.

We also will amend our corporate governance principles to address the treatment of holdover terms for any incumbent directors who fail to be re-elected under majority voting. Under Pennsylvania law and the Articles and our bylaws, an incumbent director who is not re-elected remains in office until his or her successor is elected and qualified, thereby continuing as a holdover director. The amended corporate governance principles will require an incumbent director who does not receive more votes cast "for" than "against" his or her election in a director election other than a contested election to tender his or her resignation to the nominating and corporate governance committee, which will make a recommendation to the board as to whether or not the resignation should be accepted. The board will act on the nominating and corporate governance committee's recommendation within ninety (90) days following certification of the election results. In deciding whether to accept the resignation, the board will consider the recommendation of the nominating and corporate governance committee as well as any additional information and factors that the board believes to be relevant.

The description set forth above is a summary of the proposed amendment to the Articles. If the proposed amendment is approved by the shareholders, effective upon filing of the Articles of Amendment with the Department of State of the Commonwealth of Pennsylvania, a new Article Tenth would be added to the Articles as set forth below:

**"ARTICLE TENTH**

Subject to the rights of any class or series of stock entitled to elect Directors separately, at all meetings of shareholders for the election of Directors at which a quorum is present, each Director shall be elected by the vote of the majority of the votes cast by the shareholders represented in person or by proxy and entitled to vote in the election of the Director; provided, that if the election is a contested election (as such term shall be defined in the By-laws), the Directors, not exceeding the authorized number of Directors as fixed by the Board of Directors in accordance with the By-laws, shall be elected by a plurality vote of the shares represented in person or by proxy at any such meeting and entitled to vote in the election of the Directors. For purposes of this Article Tenth, a majority of the votes cast means that the number of votes cast "for" a Director must exceed the number of votes cast "against" that Director."

**Vote Required and Board Recommendation**

The affirmative vote of a majority of the votes cast at the annual meeting is required to approve the amendment to the Articles to implement a majority voting standard for all director elections other than contested elections.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* THE PROPOSED AMENDMENT TO THE ARTICLES OF INCORPORATION.**

## Approval of Advisory Resolution on Executive Compensation (Proposal 3)

### Description

We are asking shareholders to approve an advisory resolution on the company's executive compensation as reported in this proxy statement. As described below in the "Compensation Discussion and Analysis" section of this proxy statement, the compensation committee has structured our executive compensation program to attract, retain and motivate talented individuals who will drive the successful execution of the company's strategic plan. We motivate our executives primarily by "paying for performance," or rewarding the accomplishment of individual and corporate goals through the use of performance-based compensation.

Our executive compensation programs have a number of features designed to promote these objectives, and, in 2010, the compensation committee took a number of actions to strengthen the company's "pay for performance" philosophy by increasing the company's use of performance-based compensation relative to time-based compensation.

We urge shareholders to read the Compensation Discussion and Analysis below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative below, which provide detailed information on the compensation of our named executive officers. The compensation committee and the board of directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement reflects and supports these compensation policies and procedures.

In accordance with recently adopted Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2011 annual meeting of shareholders:

> **RESOLVED**, that the shareholders of InterDigital, Inc. (the "company") approve, on an advisory basis, the compensation of the company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the proxy statement for the company's 2011 annual meeting of shareholders.

This advisory resolution, commonly referred to as a "say on pay" resolution, is non-binding on the board of directors. Although non-binding, the board and the compensation committee will review and consider the voting results when making future decisions regarding our executive compensation program.

### Vote Required and Board Recommendation

The affirmative vote of the majority of votes cast is required to approve the advisory resolution on executive compensation.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.**

## Approval, on an Advisory Basis, of the Frequency of Future Advisory Votes on Executive Compensation (Proposal 4)

### Description

Pursuant to recently adopted Section 14A of the Exchange Act, we are asking shareholders to vote on whether future advisory votes on executive compensation of the nature reflected in proposal 3 above should occur every year, every two years or every three years.

After careful consideration, the board of directors has determined that holding an advisory vote on executive compensation every year is the most appropriate policy for the company at this time and recommends that shareholders vote for future advisory votes on executive compensation to occur every year. While the company's executive compensation programs are designed to promote a long-term connection between pay and performance, the board of directors recognizes that executive compensation disclosures are made annually. Given that the "say on pay" advisory vote provisions are new, holding an annual advisory vote on executive compensation provides the company with more direct and immediate feedback on our compensation disclosures. However, shareholders should note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's annual meeting of shareholders. An annual advisory vote on executive compensation also is consistent with the company's practice of having all directors elected annually and annually providing shareholders the opportunity to ratify the audit committee's selection of independent auditors.

We understand that our shareholders may have different views as to what is an appropriate frequency for advisory votes on executive compensation, and we will carefully review the voting results on this proposal. Shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Shareholders are not voting to approve or disapprove the board's recommendation. This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on the board of directors. Notwithstanding the board's recommendation and the outcome of the shareholder vote, the board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs.

### Vote Required and Board Recommendation

The frequency option receiving the majority (if any) of the votes cast at the annual meeting will be the frequency that shareholders approve.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* ONE YEAR WITH RESPECT TO THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.**

## Ratification of Appointment of Independent Registered Public Accounting Firm (Proposal 5)

### Description

The audit committee has appointed PricewaterhouseCoopers LLP ("PwC") as the company's independent registered public accounting firm for the year ending December 31, 2011. PwC has served as the independent registered public accounting firm of the company since 2002.

Although ratification of the appointment of PwC is not legally required, the board is asking the shareholders to ratify the appointment as a matter of good corporate governance. If the shareholders do not ratify the appointment, the audit committee will consider whether it is appropriate to select another independent registered public accounting firm in future years. Even if the shareholders ratify the appointment, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and shareholders.

Representatives from PwC are expected to be present at the annual meeting, will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

### Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services delivered by PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, for the fiscal years ended December 31, 2010 and 2009 were as follows:

| Type of Fees | 2010 | 2009 |
|---|---|---|
| Audit Fees(1) | $575,000 | $ 617,000 |
| Audit-Related Fees(2) | $ — | $ 70,000 |
| Tax Fees(3) | $135,000 | $ 363,000 |
| All Other Fees(4) | $ 1,500 | $ 1,500 |
| Totals | $711,500 | $1,051,500 |

(1) *Audit Fees* consist of the aggregate fees billed by PwC for the above fiscal years for professional services rendered by PwC for the integrated audit of the company's consolidated financial statements and the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, for review of the company's interim consolidated quarterly financial statements included in the company's quarterly reports on Form 10-Q and services that are normally provided by PwC in connection with regulatory filings or engagements for the above fiscal years.

(2) *Audit-Related Fees* consist of the aggregate fees billed by PwC in 2009 for assurance and related services by PwC that were reasonably related to the performance of the audit or review of the company's financial statements and are not reported above under the caption "Audit Fees," and relate primarily to consultation concerning financial accounting and reporting standards.

(3) *Tax Fees* consist of the aggregate fees billed by PwC in the above fiscal years related to a foreign tax study and other technical advice related to foreign tax matters.

(4) *All Other Fees* consist of the aggregate fees billed by PwC in the above fiscal years for certain accounting research software purchased by the company from PwC.

### Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee has adopted a policy that requires the committee to pre-approve all audit and non-audit services to be performed by the company's independent registered public accounting firm. Unless a service falls within a category of services that the audit committee already has pre-approved, an engagement to provide the service requires specific pre-approval by the audit committee. Also, proposed services exceeding pre-approved cost levels require specific pre-approval.

Consistent with the rules established by the SEC, proposed services to be provided by the company's independent registered public accounting firm are evaluated by grouping the services and associated fees under one of the following four categories: *Audit Services, Audit-Related Services* , *Tax Services* and *All Other Services.* All proposed services for the following year are discussed and pre-approved by the audit committee, generally at a meeting or meetings that take place during the October through December time period. In order to render approval, the audit committee has available a schedule of services and fees approved by category for the current year for reference, and specific details are provided.

The audit committee has delegated pre-approval authority to its chairman for cases where services must be expedited. In cases where the audit committee chairman pre-approves a service provided by the independent registered public accounting firm, the chairman is required to report the pre-approval decisions to the audit committee at its next scheduled meeting. The company's management periodically provides the audit committee with reports of all pre-approved services and related fees by category incurred during the current fiscal year, with forecasts of any additional services anticipated during the year.

All of the services performed by PwC related to fees disclosed above were pre-approved by the audit committee.

**Vote Required and Board Recommendation**

The affirmative vote of the majority of votes cast at the annual meeting is required to ratify the appointment of PwC as the company's independent registered public accounting firm for the year ending December 31, 2011.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2011.**

## REPORT OF THE AUDIT COMMITTEE

As more fully described in our charter, the audit committee oversees the company's financial reporting processes on behalf of the board. In fulfilling our oversight responsibilities, the audit committee has reviewed and discussed with management the company's audited consolidated financial statements for the year ended December 31, 2010, including a discussion of the acceptability and appropriateness of significant accounting principles and management's assessment of the effectiveness of the company's internal control over financial reporting. Management has represented to us that the company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and considered appropriate in the circumstances to present fairly the company's financial position, results of operations and cash flows. The audit committee has also reviewed and discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed with the independent registered public accounting firm under applicable Public Company Accounting Oversight Board ("PCAOB") standards.

The audit committee has also received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the accountant's communications with the audit committee concerning independence and has discussed with PwC their independence.

Based on the reviews and discussions with management and the independent registered public accounting firm referred to above, we recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2010 for filing with the SEC, and we retained PwC as the company's independent registered public accounting firm for the year ending December 31, 2011.

AUDIT COMMITTEE:

Edward B. Kamins, Chairman
Jeffrey K. Belk
John A. Kritzmacher
Jean F. Rankin

# EXECUTIVE COMPENSATION

## Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on its review and discussions, has recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE:

Steven T. Clontz, Chairman
Edward B. Kamins
John A. Kritzmacher
Jean F. Rankin

## Compensation Discussion and Analysis

This Compensation Discussion and Analysis covers all material elements of the compensation awarded to, earned by or paid to the company's executive officers named in the Summary Compensation Table that follows (the "named executive officers"), focusing on the principles underlying the company's executive compensation policies and decisions.

### *Executive Summary*

*Compensation Objectives and Philosophy*

The compensation and benefits provided to the company's executives generally have as their primary purpose the attraction, retention and motivation of talented individuals who will drive the successful execution of the company's strategic plan. Specifically, we:

- Attract talented leaders to serve as executive officers of the company by setting executive compensation amounts and program targets at competitive levels for comparable roles in the marketplace;
- Retain our executives by providing a balanced mix of short- and long-term compensation; and
- Motivate our executives by "paying for performance," or rewarding the accomplishment of individual and corporate goals through the use of performance-based compensation.

*Elements of Compensation*

The elements of our executive compensation reflect a mix of current and long-term, cash and equity and time- and performance-based compensation. For 2010, the material elements of each executive's compensation included:

- Base salary;
- Short-term incentive plan ("STIP") award, paid in cash;
- Long-term compensation program ("LTCP") awards, which employ cash and equity and time- and performance-based vehicles; and
- Supplemental equity grant of restricted stock;
- 401(k) matching contributions; and
- Various savings, health and welfare plans that are available to all U.S. employees of the company.

*Compensation Program Design Changes*

During 2010, we conducted a comprehensive review of our executive pay program and philosophy. As a result of that review, in late 2010 the compensation committee approved the following changes to the program to: (i) strengthen the company's "pay for performance" philosophy by increasing the company's use of performance-based compensation relative to time-based compensation, (ii) simplify the company's overall compensation structure by reducing the number of compensation elements used and (iii) promote alignment with current market practices. Specifically, we:

- Eliminated the supplemental equity program, which had provided executives with annual grants of restricted stock;
- Raised STIP target award amounts by five percentage points of participants' annual base salary;
- Modified the structure of the LTCP to enhance the compensation committee's capabilities to adapt to changing market compensation practices;
- Elected not to make profit-sharing contributions to employee 401(k) accounts for the company's performance in 2010, or for the foreseeable future; and
- Redesigned and, with respect to the chief executive officer, increased the executive stock ownership guidelines.

*Fiscal 2010 Company Performance and Impact on Compensation*

The company delivered substantial profitability and positive cash flow in 2010. Despite the failure to enter into a patent licensing agreement with a top-five 3G handset manufacturer in 2010, the company's total revenue grew to $394.5 million, an increase of $97.1 million, or 33%, over the prior year. This increase was driven primarily by new and renewed patent licensing agreements with other 3G handset manufacturers, growth in per-unit royalties from existing customers and technology transfer and engineering services revenue from new modem IP customers. Net income also increased in 2010 to $153.6 million, from $87.3 million in 2009. The company generated $103.6 million of free cash flow during 2010. Moreover, our strong year-end cash balance of $541.7 million enabled the initiation of a regular quarterly cash dividend. We also contributed our patented or patentable inventions into the various wireless standards and entered into joint research and development relationships with strategic partners to advance our new technologies.

Our executive compensation decisions for 2010 reflect our pay-for-performance philosophy and take into account the mixed, but overall positive, business results outlined above. The compensation committee approved a payout level of 84% of target for the achievement of corporate performance goals under the 2010 STIP, which rewarded executives for the robustness of the company's general financial condition and their successes with respect to intellectual property rights ("IPR") and technology development but acknowledged the failure to add or renew a patent license agreement with a top-five 3G handset manufacturer. Similarly, the compensation committee approved a payout level of 86% of target for the 2008-2011 cycle under the LTCP. This payout level corresponded to a combined achievement level of 94% of the two corporate performance goals under such LTCP cycle: (i) generate a specified amount of free cash flow over the cycle period and (ii) derive, at cycle-end, patent licensing and/or technology solutions revenue from a specified target percentage of the worldwide 3G handset market on terms consistent with the company's strategic plan. Actual results with respect to the cash flow goal were above target, but actual results with respect to the market share goal were below target. We believe that these compensation decisions appropriately rewarded the executives for the company's overall success in 2010 while recognizing the setback in the company's goal to derive revenue from every 3G mobile device sold worldwide.

***Factors Considered in Setting Compensation Amounts and Targets***

In establishing compensation amounts and program targets for executives, the compensation committee considers the compensation levels and practices at peer companies. The compensation committee seeks to provide compensation that is competitive in light of current market conditions and industry practices. Accordingly, the compensation committee periodically reviews data on peer companies to gain perspective on the compensation levels and practices at these companies and to assess the relative competitiveness of the compensation paid to the company's executives. The peer group data thus guides the compensation committee in its efforts to set executive compensation levels and program targets at competitive levels for comparable roles in the marketplace.

The compensation committee engaged Compensation Strategies, Inc. ("CSI") to assist it with the process of identifying peer group companies and gathering information on their executive compensation levels and practices. As part of the most recent market review conducted at the compensation committee's direction in June 2009, CSI identified a peer group for the company that included 20 companies from the technology/communications industry sector, including several companies with patent licensing businesses. The peer group companies had annual revenues in 2008 ranging approximately from $140 million to $1.1 billion, with median revenue of approximately

$513 million, compared to InterDigital's revenues of $395 million in 2010. The companies comprising the peer group were:

| | |
|---|---|
| ADTRAN, Inc. | Avocent Corporation |
| Ciena Corporation | Comtech Telecommunications Corp. |
| DSP Group, Inc. | Harmonic Inc. |
| Infospace, Inc. | Openwave Systems Inc. |
| PMC-Sierra, Inc. | Polycom, Inc. |
| Powerwave Technologies, Inc. | Rambus Inc. |
| RF Micro Devices, Inc. | Rovi Corporation (f/k/a Macrovision Solutions Corporation) |
| Skyworks Solutions, Inc. | Sonus Networks, Inc. |
| Tekelec | Tessera Technologies, Inc. |
| TriQuint Semiconductor, Inc. | Viasat, Inc. |

CSI gathered available information about the levels and targets for the material compensation elements, and overall compensation, for comparable executive-level positions at the peer group companies and provided the compensation committee with this data, which the compensation committee reviewed. The compensation committee's general practice is to target the company's executive compensation amounts and targets at or near the median in order to attract talented leaders to serve as executives of the company.

CSI did not provide any services to the company during 2010 other than the compensation consulting services described above.

***Factors Considered in Establishing Goals and Determining Payouts***

In order to motivate executives to drive the execution of the company's strategic plan and achieve specific organizational and financial results, the compensation committee subscribes to a "pay for performance" philosophy and uses performance-based compensation to reward the accomplishment of individual and corporate goals. Individual and corporate goals are generally structured to challenge and motivate executives, so that reasonable "stretch" performances would yield a payout at or about 100% of target.

In determining payouts to the named executive officers under the company's performance-based compensation programs, such as the STIP and the LTCP, the compensation committee considers the company's performance relative to the established corporate goals. In the case of the STIP, the compensation committee also considers the individual performance of the named executive officer. As more fully described below, 75% of an STIP award paid to an executive is based on the achievement of corporate goals, and the remaining 25% is based on individual performance. Under the current LTCP as more fully described below, 75% of an executive's LTCP award is based on the achievement of corporate goals, and the remaining 25% consists of time-based RSUs. The compensation committee has, and from time to time may, exercise discretion and judgment as to the company's achievement of one or more established goals and thereby adjust, upward or downward, payouts under the STIP or the LTCP.

***Role of Executive Officers in Determining Executive Compensation***

The compensation committee determines the composition, structure and amount of all executive officer compensation and has final authority with respect to these compensation decisions. As part of the annual performance and compensation review for executive officers other than the chief executive officer, the committee considers the chief executive officer's assessment of the other executive officers' individual performances, including the identification of major individual accomplishments and any other recommendations of the chief executive officer with respect to their compensation. The chief executive officer also reports to the compensation committee on the company's achievement of objectively measurable goals established under performance-based programs and provides his assessment of the company's performance with respect to subjectively measured goals. From time to time, the compensation committee might also receive information from other executive officers, such as the chief administrative officer and the general counsel, about matters such as compensation trends and changes in the law that might affect the company's compensation programs.

***Current Compensation***

*Base Salary*

Base salary is the guaranteed element of an executive's current cash compensation, which the company chooses to pay because it affords each executive the baseline financial security necessary for the executive to focus on his or her day-to-day responsibilities. Base salaries for the executives are set at competitive levels to attract highly qualified and talented leaders, and the amounts reflect the relative influence and importance of each executive's role within the company. The compensation committee reviews and approves base salaries for the executives annually and generally considers factors such as competitiveness with peer group data and any change in the scope of the executive's responsibilities within the company. In order to maintain market competitiveness, the compensation committee may also consider updated information relating to salaries paid to similarly situated executives at the company's peer group companies and changes in the Consumer Price Index.

The base salaries for senior management, including the named executive officers, remained flat from 2009 to 2010 because the peer group data did not support any adjustments as named executive officer salaries were at or near the median.

*Short-Term Incentive Plan*

The STIP is designed to reward the achievement of corporate goals and the individual accomplishments of the executives during each fiscal year. 75% of an STIP award paid to an executive is based on the achievement of corporate goals, and the remaining 25% is based on the individual performance of the executive. The targeted STIP award for each of the company's executives is set as a percentage of annual base salary. The amounts of these target percentages are intended to reflect the relative influence and importance of each executive's role within the company. For 2010, the targets were 75% of annual base salary for Mr. Merritt, 50% of annual base salary for Messrs. McQuilkin and Shay and 40% of annual base salary for Messrs. Lemmo and Nolan. These target percentages were set at or near the median based on peer group data and are also intended to reflect the relative influence and importance of each executive's role within the company.

For 2010, the goals established by the compensation committee under the STIP involved securing additional patent licensees and revenue, strengthening organizational effectiveness, limiting cash spending, enhancing the company's intellectual property portfolio and engaging new customers or strategic partners to further the development of new wireless technologies. The specific goals, and the relative weights assigned to each, were as follows:

| 2010 STIP Performance Goal | Description | Target Weight |
|---|---|---|
| **Objectively Measurable Goals:** | | **50%** |
| Top-five 3G handset manufacturer licensing | The number and identity of top-five 3G handset manufacturers (defined by global market share) licensed or renewed during the year correspond to the attainment of 0% to 400% of the designated target weight percentage | (25)% |
| Cash spending | Excluding certain specified costs, hold cash spending below specified dollar amount to attain between 0% and 150% of the designated target weight percentage | (10)% |
| Non-top-five 3G handset manufacturer licensing | The discounted aggregate future revenue to be generated by audit settlements or new licenses with non-top-five 3G handset manufacturers (defined by global market share) during the year corresponds to the attainment of the designated target weight percentage | (5)% |
| IPR creation | Generate or identify certain numbers of patented or patentable contributions and gain acceptance of such inventions into approved and proposed wireless standards to attain the designated target weight percentage | (5)% |
| Customer/partner engagement for new technology development | The number of meaningful joint research and development or licensing arrangements for new wireless technologies entered into with strategic partners or customers corresponds to the attainment of 0% to 200% of the designated target weight percentage | (5)% |
| **Subjectively Measured Goals:** | | **50%** |
| Organizational effectiveness | Complete comprehensive review of organizational competencies and compensation programs, leverage capabilities of internal audit function, develop plan to reduce long-term cost structure and maintain active and effective involvement in patent legislation efforts to attain the designated target weight percentage | (25)% |
| Compensation committee discretion | At the compensation committee's sole discretion after considering the company's overall performance during 2010, which corresponds to the attainment of the designated target weight percentage | (25)% |
| **TOTAL** | | **100%** |

The annual corporate goals are generally structured to challenge and motivate executives, so that reasonable "stretch" performances would collectively yield a payout at or about 100% of target. The payout under the portion of an STIP award attributable to corporate performance may range from 0% to 200% of the targeted amount for such portion. Historically, the company has posted performance results that collectively yielded payout levels of 75% with respect to the 2009 annual corporate goals, 100% with respect to the 2008 annual corporate goals, 83% with respect to the 2007 annual corporate goals, 52.5% with respect to the 2006 annual corporate goals and 94% with respect to the 2005 annual corporate goals. At the end of 2010, the chief executive officer reported to the compensation committee on the company's achievement of the objectively measurable goals and provided his assessment of the company's performance with respect to the subjectively measured goals for the year. The compensation committee considered the chief executive officer's report and assessment, noting that the company delivered substantial profitability and positive cash flow in 2010 despite the failure to enter into a patent licensing agreement with a top-five 3G handset manufacturer. Following discussion among the members, the compensation committee determined that the company achieved, in the aggregate, 84% of the 2010 annual corporate goals, corresponding to a payout level of 84% of target.

In determining the STIP award to the chief executive officer for 2010, the compensation committee considered the recommendation of the chairman of the board, who is the primary liaison between the chief executive officer and the full board of directors, and reviewed the individual performance of the chief executive officer in 2010. For the other named executive officers, the compensation committee reviewed the performance assessments provided by the chief executive officer and also considered its own direct interactions with each named executive officer. As noted above, 75% of an STIP award paid to a named executive officer is based on the achievement of corporate goals, and the remaining 25% is based on individual performance. The payout under the portion of an STIP award attributable to individual performance may range from 0% to 150% of the targeted amount for such portion, depending upon the individual's performance assessment. The STIP awards for 2010 paid to the named executive officers in 2011 were entirely in cash. The Grants of Plan-Based Awards Table below reports the target and maximum bonus amounts for each named executive officer for 2010 under the STIP, and the Summary Compensation Table below reports the amounts actually earned by the named executive officers for 2010 under the STIP.

In late 2010, as part of the effort to bolster the company's "pay for performance" philosophy, the compensation committee made a determination to increase the company's use of performance-based compensation, such as the STIP, relative to time-based compensation. As a result, the STIP target award amounts for all employees, including the executives, were increased by five percentage points of the participants' annual base salary, and the company's supplemental equity program was eliminated, as more fully described below. Accordingly, effective January 1, 2011, the targets under the STIP, expressed as a percentage of annual base salary, are 80% for Mr. Merritt, 55% for Messrs. McQuilkin and Shay and 45% for Messrs. Lemmo and Nolan.

*Supplemental Equity Program*

On January 15, 2010, each executive received a grant of 1,000 shares of the company's common stock, subject to a one-year restriction on transferability, pursuant to the company's supplemental equity program. As discussed above, in late 2010, as part of the effort to bolster the company's "pay for performance" philosophy, the compensation committee made a determination to increase the company's use of performance-based compensation relative to time-based compensation. As a result, the supplemental equity program, which provided time-based equity awards, was eliminated effective January 1, 2011.

*Savings and Protection (401(k)) Plan*

The company's Savings and Protection Plan ("401(k) Plan") is a tax-qualified retirement savings plan pursuant to which employees, including executives, are able to contribute the lesser of 100% of their annual base salary or the annual limit prescribed by the Internal Revenue Service ("IRS") on a pre-tax basis. The company provides a 50% matching contribution on the first 6% of an employee's salary contributed to the 401(k) plan, up to the cap mandated by the IRS. The company offers this benefit to encourage employees to save for retirement and to provide a tax-advantaged means for doing so.

*Profit-Sharing Program*

The compensation committee has elected not to make any profit-sharing contributions to employee 401(k) accounts for the company's performance in 2010, or for the foreseeable future, pursuant to a discretionary provision in the 401(k) Plan. This decision is not intended to be reflective of the company's recent financial performance but rather is consistent with the compensation committee's desire to simplify the company's overall compensation structure.

***Long-Term Compensation***

The LTCP, which consists of both time-based and performance-based compensation, is designed to enhance retention efforts by incentivizing executives to remain with the company to drive the company's long-term strategic plan. The performance-based components of the LTCP also motivate manager-level participants, including executives, by rewarding the accomplishment of long-term corporate goals.

The LTCP generally consists of overlapping three-year cycles that start on January 1st of each year. The following chart illustrates the periods of each cycle that has commenced on or after January 1, 2008 under the LTCP:

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| Cash Cycle 3 (2008-2011) | | | | | | |
| RSU Cycle 4 (2009-2012) | | | | | | |
| Cycle 5 (2010-2013) | | | | | | |
| Cycle 6 (2011-2014) | | | | | | |

In late 2010, the compensation committee approved certain changes to the structure of the LTCP in order to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company that resulted from the previous structure. Effective for each cycle that commences on or after January 1, 2010, all manager-level LTCP participants, including executives, receive a portion of their LTCP participation in the form of time-based RSUs. The remainder of their LTCP participation consists of performance-based awards granted under the long-term incentive ("LTI") component of the LTCP, as more fully described below.

Each LTCP participant's target award for each cycle is established as a percentage of his or her base salary. Participants may earn a pro-rata portion of their awards under the LTCP in the event of death, disability or retirement or if the company terminates their employment without cause. Participants also may earn their full awards in the event of a change in control of the company, as defined under the LTCP.

*Cycle 6 (2011-2014)*

For the cycle that began on January 1, 2011 and runs to January 1, 2014 ("Cycle 6"), each named executive officer received 25% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. Unvested time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest. The remaining 75% of his LTCP participation for the cycle consists of an LTI award paid based on the company's achievement during the cycle period of a pre-approved goal established by the compensation committee.

The percentages of January 1, 2011 base salaries used to calculate the LTCP awards to the named executive officers under Cycle 6 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 100% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 90% |
| Lawrence F. Shay | 100% |

The objectives underlying the goal established for the LTI awards under Cycle 6 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goal associated with Cycle 6 is to generate a specified amount of free cash flow over the period of the cycle.

The 2011-2014 Cycle goal is designed to challenge and motivate management to achieve a result that yields a payout at or about 100% of target. 100% achievement of the corporate goal results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by two percentage points, with a threshold payout of 60% of target and a maximum payout of 200% of target. Accordingly, for performance that falls below 80% achievement, no payout would occur under the LTI awards. Historically, the company has achieved results that yielded payouts at 86%, 20%, 50%, 102.5% and 175% of target, or no payout at all. The LTI awards granted under Cycle 6 may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof. This flexibility helps to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company.

*Cycle 5 (2010-2013)*

For the cycle that began on January 1, 2010 and runs to January 1, 2013 ("Cycle 5"), each named executive officer received 25% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. Unvested time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest. The remaining 75% of his LTCP participation for Cycle 5 consists of an LTI award paid based on the company's achievement during the cycle period of a pre-approved goal established by the compensation committee.

The percentages of January 1, 2010 base salaries used to calculate the LTCP awards to the named executive officers under Cycle 5 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 100% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 90% |
| Lawrence F. Shay | 100% |

The objectives underlying the goal established for the LTI awards under Cycle 5 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goal associated with Cycle 5 is to generate a specified amount of free cash flow over the period of the cycle.

The 2010-2013 Cycle goal is designed to challenge and motivate management to achieve a result that yields a payout at or about 100% of target. 100% achievement of the corporate goal results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by two percentage points, with a threshold payout of 60% of target and a maximum payout of 200% of target. Accordingly, for performance that falls below 80% achievement, no payout would occur under the LTI awards. Historically, the company has achieved results that yielded payouts at 86%, 20%, 50%, 102.5% and 175% of target, or no payout at all. The LTI awards granted under Cycle 5 may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof. This flexibility helps to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company.

***RSU Cycle 4 (2009-2012)***

For the cycle that began on January 1, 2009 and runs to January 1, 2012 ("RSU Cycle 4"), each named executive officer received 50% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. The remaining 50% of his LTCP participation for RSU Cycle 4 consists of performance-based RSUs that vest at the end of the cycle depending on the company's achievement during the cycle period of pre-approved goals established by the compensation committee. Unvested time-based and performance-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest.

The percentages of January 1, 2009 base salaries used to calculate the LTCP awards to the named executive officers under RSU Cycle 4 were as follows. These percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company. Effective January 1, 2009, the compensation committee increased Mr. McQuilkin's LTCP target percentage from 90% to 100% after consulting market and industry data and in order to maintain competitiveness with respect to compensation for comparable roles in the marketplace and also increased Mr. Nolan's LTCP target percentage from 80% to 90% because, pursuant to the terms and conditions of the LTCP, he had served in his capacity for a specified period.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 100% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 90% |
| Lawrence F. Shay | 100% |

The objectives underlying the goals established for the performance-based RSUs granted under RSU Cycle 4 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goals associated with the performance-based RSUs granted under RSU Cycle 4 are to: (i) generate a specified amount of free cash flow over the cycle period and (ii) derive, at cycle-end, patent licensing and/or technology solutions revenue from a specified target percentage of the worldwide 3G handset market on terms consistent with the company's strategic plan.

The 2009-2012 Cycle goals are structured to challenge and motivate management to achieve results that collectively yield a payout at or about 100% of target. 100% achievement of the corporate goals set by the compensation committee results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by four percentage points, with a threshold payout of 20% of target and a maximum payout of 300% of target. Accordingly, for performance that falls below 80% achievement, none of the performance-based RSUs would vest. Historically, the company has achieved results that yielded payouts at 86%, 20%, 50%, 102.5% and 175% of target, or no payout at all.

***Cash Cycle 3 (2008-2011)***

For the cycle that began on January 1, 2008 and ran through December 31, 2010 ("Cash Cycle 3"), each named executive officer received 100% of his LTCP participation in the form of a cash award paid based on the company's achievement during the cycle period of pre-approved goals established by the compensation committee.

The percentages of January 1, 2008 base salaries used to calculate the LTCP cash awards to the named executive officers under Cash Cycle 3 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company. Effective January 1, 2008, the compensation committee increased Mr. Lemmo's LTCP target percentage from 80% to 90% because, pursuant to the terms and conditions of the LTCP, he had served in his capacity for a specified period. Effective with Mr. Shay's promotion on January 1, 2008 to Executive Vice President, Intellectual property, and Chief Intellectual Property Counsel, the compensation committee increased Mr. Shay's LTCP target percentage from 80% to 100%.

| Named Executive Officer | Percentage of Base Salary |
|---|---|
| William J. Merritt | 120% |
| Scott A. McQuilkin | 80% |
| Mark A. Lemmo | 90% |
| James J. Nolan | 80% |
| Lawrence F. Shay | 100% |

The objectives underlying the goals established for Cash Cycle 3 were to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goals associated with Cash Cycle 3 were to: (i) generate a specified amount of free cash flow over the cycle period and (ii) derive, at cycle-end, patent licensing and/or technology solutions revenue from a specified target percentage of the worldwide 3G handset market on terms consistent with the company's strategic plan.

The 2008-2011 Cycle goals were structured to challenge and motivate management to achieve results that collectively yield a payout at or about 100% of target. 100% achievement of the corporate goals set by the compensation committee would have resulted in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by two and one half percentage points, with a threshold payout of 50% of target and a maximum payout of 225% of target. After reviewing the company's progress toward these goals as of December 31, 2010, the compensation committee determined the company's aggregate goal achievement under Cash Cycle 3 to be 94% and authorized payouts at the 86% level. The company's results with respect to the cash flow goal were above target, but the results with respect to the market share goal were below target.

***Grant Practices***

The terms and conditions of the LTCP provide that RSU grant values are calculated as a target percentage of the participant's base salary at either the beginning of the cycle or, if the participant joined the company during the first two years of the cycle or was promoted during the first six months of the cycle, his or her date of hire or promotion, respectively. This amount is then divided by the fair market value of the company's common stock either at the beginning of the cycle or the date of hire or promotion, as applicable, to determine the number of RSUs to be granted. For example, if a participant's target RSU award value is equal to 90% of his or her base salary of $250,000 (i.e., $225,000), and the closing fair market value of our common stock on the last business day of the year prior to the commencement of the cycle is $30, the participant would automatically be granted 7,500 RSUs on the first day of the new cycle. The compensation committee believes that the procedures described above for setting the grant date of equity awards provide assurance that the grant timing does not take advantage of material nonpublic information.

From time to time, the compensation committee may, in its sole discretion, grant additional equity awards to executives, including the named executive officers, outside of the LTCP and the other compensation programs described above. In approving such awards, the compensation committee may consider the specific circumstances of the grantee, including, but not limited to, promotion, expansion of responsibilities, exceptional achievement recognition and retention concerns.

***Impact of Tax Treatment***

Section 162(m) of the Internal Revenue Code generally limits the company's tax deduction for compensation paid to its chief executive officer and other named executive officers (other than the chief financial officer) to $1 million per person in any tax year. Qualified performance-based compensation is not subject to the deduction limit if specified requirements are met. The compensation committee has considered the effects of Section 162(m) when implementing compensation plans and taken into account whether preserving the tax deductibility of compensation paid to named executive officers could impair the operation and effectiveness of the company's compensation programs. The compensation committee believes it is important to maintain flexibility to make adjustments to the company's LTCP, despite the fact that certain amounts paid to executives in excess of $1 million may not be deductible.

***Stock Ownership Guidelines***

To align further the interests of our executives with those of our shareholders, the company has established executive stock ownership guidelines. In late 2010, the compensation committee amended the guidelines to promote alignment with current market practices. The chief executive officer's target ownership level was increased to an amount of company common stock with a value of at least five times his current annual base salary. The other named executive officers are expected to own company stock with a value of at least a multiple of two (Messrs. Lemmo and Nolan) or three (Messrs. McQuilkin and Shay) times their current annual base salary. Qualifying stock includes shares of common stock held outright or through the company's 401(k) plan, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any executive who has not reached or fails to maintain his or her target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until his or her guideline is met. An executive may not effect any disposition of shares that results in his or her holdings falling below the target level without the express approval of the compensation committee. As of March 31, 2011, all of the named executive officers had reached their target ownership levels.

***Prohibition Against Hedging Company Stock***

The company's insider trading policy prohibits directors, officers, employees and consultants of the company from engaging in any hedging transactions involving company stock.

***Employment Agreements***

The company has entered into employment agreements with each of the named executive officers that provide severance payments and benefits in the event of termination of employment under specified circumstances, including termination of the named executive officer's employment within one year after a change of control of the company, as defined in the employment agreement. Severance payments and benefits provided under the employment agreements are used to attract and retain executives in a competitive industry that has experienced ongoing consolidation and to ease an individual's transition in the event of an unexpected termination of employment due to changes in the company's needs. Information regarding the nature and circumstances of payouts upon termination is provided below under the heading "Potential Payments upon Termination or Change in Control."

***Compensation-Related Risk Assessment***

We have assessed our employee compensation policies and practices and determined that they are not reasonably likely to have a material adverse effect on the company. In reaching this conclusion, senior members of the company's legal department considered all components of our compensation program and assessed any associated risks. In connection with the company's ERM efforts, our performance-based compensation elements, such as the STIP and the performance-based RSUs and cash and LTI awards under the LTCP, were identified by members of the company's legal, human resources and corporate compliance departments as program features that could potentially lead to increased risk-taking by company executives or employees. Senior officers involved in the company's ERM efforts, which include the director of corporate compliance, the general counsel and the chief administrative officer, then considered the various strategies and measures employed by the company that mitigate such risk, including: (i) the overall balance achieved through our use of a mix of cash and equity, current and long-term and time- and performance-based compensation; (ii) our use of third party consultants to measure our compensation program against industry and market best practices; (iii) the company's adoption of and adherence to various compliance programs, including a code of ethics and a system of internal controls and procedures; and (iv) the oversight and discretion that can be exercised by the compensation committee over the performance metrics and results under the STIP and the LTCP. Based on the assessment described above, senior members of the company's legal department concluded that any risks associated with our compensation policies and practices were not reasonably likely to have a material adverse effect on the company and reviewed this conclusion with the compensation committee.

## Summary Compensation Table

The following table contains information concerning compensation awarded to, earned by or paid to our named executive officers in the last three years. Our named executive officers include our chief executive officer, chief financial officer and our three other most highly compensated executive officers who were serving as executive officers of the company at December 31, 2010. Additional information regarding the items reflected in each column follows the table.

| Name and Principal Position | Year | Salary ($) | Stock Awards ($)(1)(2) | Non-Equity Incentive Plan Compensation ($)(3) | All Other Compensation ($)(4) | Total ($) |
|---|---|---|---|---|---|---|
| William J. Merritt | 2010 | 500,000 | 175,720 | 926,500(5) | 8,040 | 1,610,260 |
| President and Chief | 2009 | 500,000 | 737,500 | 323,438 | 11,715 | 1,572,653 |
| Executive Officer | 2008 | 500,000 | — | 1,181,250 | 11,040 | 1,692,290 |
| Scott A. McQuilkin | 2010 | 307,500 | 266,268 | 366,894(6) | 8,640 | 949,302 |
| Chief Financial Officer | 2009 | 307,500 | 472,500 | 128,765 | 12,315 | 921,080 |
| | 2008 | 294,250 | 97,300 | 310,200 | 11,040 | 712,790 |
| Mark A. Lemmo | 2010 | 316,500 | 96,934 | 373,162(7) | 8,040 | 794,636 |
| Executive Vice President, | 2009 | 316,500 | 312,350 | 102,863 | 11,715 | 743,428 |
| Corporate and Business Development | 2008 | 304,365 | — | 626,141 | 11,040 | 941,546 |
| James J. Nolan | 2010 | 267,000 | 211,795 | 293,118(8) | 8,040 | 779,953 |
| Executive Vice President, | 2009 | 267,000 | 350,300 | 90,780 | 11,475 | 719,555 |
| Research & Development | 2008 | 250,380 | 58,380 | 304,194 | 11,800 | 624,754 |
| Lawrence F. Shay | 2010 | 328,900 | 233,944 | 458,533(9) | 8,040 | 1,029,417 |
| Executive Vice President, | 2009 | 328,900 | 576,400 | 137,727 | 11,715 | 1,054,742 |
| Intellectual Property, and | 2008 | 310,000 | 211,800 | 576,993 | 11,040 | 1,109,833 |
| Chief Intellectual Property Counsel | | | | | | |

(1) Amounts reported reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for time-based and performance-based RSUs, discretionary RSUs and restricted stock awards granted during the designated fiscal year. The assumptions used in valuing these RSU and restricted stock awards are incorporated by reference to Notes 2 and 11 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010. Under generally accepted accounting principles, compensation expense with respect to stock awards granted to our employees and directors is generally equal to the grant date fair value of the awards and is recognized over the vesting periods applicable to the awards. The SEC's disclosure rules previously required that we present stock award information for 2008 based on the amount recognized during that year for financial statement reporting purposes with respect to stock awards (which meant, in effect, that amounts reported for that year could reflect amounts with respect to grants made in that year as well as with respect to grants from past years that vested in or were still vesting during that year). However, changes in the SEC's disclosure rules require that we now present the stock award amounts in the applicable columns of the table above with respect to 2008 on a similar basis as the 2009 and 2010 presentation, using the aggregate grant date fair value of the awards granted during the corresponding year (regardless of the period over which the awards are scheduled to vest). Since this requirement differs from the SEC's past disclosure rules, the amounts reported in the table above for stock awards in 2008 differ from the amounts originally reported in our Summary Compensation Table for that year. As a result, each named executive officer's total compensation amount for 2008 also differs from the amount originally reported in our Summary Compensation Table for that year.

(2) The grant date fair values of performance-based RSUs are reported based on the probable outcome of the performance conditions, in accordance with SEC rules.

(3) Amounts reported for fiscal 2010 include the value of bonuses earned under the company's STIP and payouts earned pursuant to Cash Cycle 3 under the LTCP. Amounts reported for fiscal 2009 represent the value of bonuses paid under the STIP. Amounts reported for fiscal 2008 include the value of bonuses paid under the STIP and payouts earned pursuant to Cash Cycle 2a under the LTCP.

(4) The following table details each component of the "All Other Compensation" column in the Summary Compensation Table for fiscal 2010:

| Named Executive Officer | 401(k) Plan Matching Contributions ($)(a) | Life Insurance Premiums ($)(b) | Total ($) |
|---|---|---|---|
| William J. Merritt | 7,350 | 690 | 8,040 |
| Scott A. McQuilkin | 7,350 | 1,290 | 8,640 |
| Mark A. Lemmo | 7,350 | 690 | 8,040 |
| James J. Nolan | 7,350 | 690 | 8,040 |
| Lawrence F. Shay | 7,350 | 690 | 8,040 |

(a) Amounts reported represent 50% matching contributions provided by the company to all employees, including the named executive officers, on the first 6% of the employee's salary contributed to the 401(k) plan in fiscal 2010, up to the maximum amount permitted by the IRS.

(b) Amounts reported represent premium amounts paid by the company for group term life insurance for the benefit of each named executive officer.

(5) Amount reported includes $367,500 paid under the STIP and $559,000 paid pursuant to Cash Cycle 3 under the LTCP.

(6) Amount reported includes $139,144 paid under the STIP and $227,750 paid pursuant to Cash Cycle 3 under the LTCP.

(7) Amount reported includes $111,408 paid under the STIP and $261,754 paid pursuant to Cash Cycle 3 under the LTCP.

(8) Amount reported includes $99,324 paid under the STIP and $193,794 paid pursuant to Cash Cycle 3 under the LTCP.

(9) Amount reported includes $165,273 paid under the STIP and $293,260 paid pursuant to Cash Cycle 3 under the LTCP.

## Grants of Plan-Based Awards in 2010

The following table summarizes the grants of LTI awards (LTI) under Cycle 5 of the LTCP, cash awards under the STIP, awards of restricted stock (RS) granted pursuant to the company's supplemental equity program (which was eliminated effective January 1, 2011), time-based RSU awards (TRSU) under Cycle 5 of the LTCP and discretionary time-based RSU awards (DRSU) under the company's 2009 Stock Incentive Plan (the "2009 Plan"), each made to the named executive officers during the year ended December 31, 2010. Each of these types of awards is discussed in the Compensation Discussion and Analysis above.

| Name | Type of Award | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units(#) | Grant Date Fair Value of Stock Awards ($)(1) |
|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | | |
| William J. Merritt | STIP(2) | | 0 | 375,000 | 703,125 | | |
| | LTI(3) | | 270,000 | 450,000 | 900,000 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 4,552 | 150,000 |
| Scott A. McQuilkin | STIP(2) | | 0 | 153,750 | 288,281 | | |
| | LTI(3) | | 138,375 | 230,625 | 461,250 | | |
| | DRSU(5) | 1/1/2010 | | | | 3,000 | 79,673 |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 2,333 | 76,875 |
| | DRSU(5) | 12/30/2010 | | | | 2,000 | 84,000 |
| Mark A. Lemmo | STIP(2) | | 0 | 126,600 | 237,375 | | |
| | LTI(3) | | 128,183 | 213,638 | 427,275 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 2,161 | 71,214 |
| James J. Nolan | STIP(2) | | 0 | 106,800 | 200,250 | | |
| | LTI(3) | | 108,135 | 180,225 | 360,450 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 1,823 | 60,075 |
| | DRSU(5) | 12/30/2010 | | | | 3,000 | 126,000 |
| Lawrence F. Shay | STIP(2) | | 0 | 164,450 | 308,344 | | |
| | LTI(3) | | 148,005 | 246,675 | 493,350 | | |
| | RS(4) | 1/15/2010 | | | | 1,000 | 25,720 |
| | TRSU | 11/1/2010 | | | | 2,495 | 82,224 |
| | DRSU(5) | 12/30/2010 | | | | 3,000 | 126,000 |

(1) Grant date fair value of restricted stock and RSUs is determined in accordance with FASB ASC Topic 718. Additional information relating to assumptions used in determining such values is incorporated by reference to Notes 2 and 11 to the consolidated financial statements set forth in the company's annual report on Form 10-K for the year ended December 31, 2010.

(2) Amounts reported represent the potential performance-based incentive cash payments the named executive officer could earn pursuant to the STIP for fiscal 2010. The actual amount earned for fiscal 2010 was based on the company's achievement of the 2010 corporate goals established by the compensation committee in March 2010 and the individual performance of the named executive officer during 2010. At the time of grant, the incentive payment could range from $0 to the maximum amount indicated. The STIP for fiscal 2010 did not provide for a threshold payment amount. The actual amount earned for 2010 and paid in 2011 is set forth in the Summary Compensation Table above.

(3) Amounts reported represent the potential performance-based payments the named executive officer could earn pursuant to his LTI award under Cycle 5 of the LTCP, which may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof.

(4) This award is a grant of shares of the company's common stock that are subject to a one-year restriction on transferability and have the right to receive dividends. These awards were granted pursuant to the company's supplemental equity program, which was eliminated effective January 1, 2011.

(5) This award is a one-time discretionary grant to the named executive officer and vests annually, in three equal installments, beginning on the grant date. These time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the award vests.

## Outstanding Equity Awards at 2010 Fiscal Year End

The following table sets forth information concerning unexercised options, unvested stock and outstanding equity incentive plan awards of the named executive officers as of December 31, 2010.

| | | Option Awards(1) | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options Exercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)(2) | Market Value of Shares or Units of Stock That Have Not Vested ($)(3) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5) |
| William J. Merritt | 01/01/09(6) | | | | 1,334 | 55,548 | | |
| | 01/01/09 | | | | 10,909 | 454,251 | | |
| | 01/01/09 | | | | | | 10,909 | 454,251 |
| | 11/01/10 | | | | 4,552 | 189,545 | | |
| Scott A. McQuilkin | 03/20/08(6) | | | | 1,667 | 69,414 | | |
| | 01/01/09(6) | | | | 1,667 | 69,414 | | |
| | 01/01/09 | | | | 5,591 | 232,809 | | |
| | 01/01/09 | | | | | | 5,591 | 232,809 |
| | 01/01/10(6) | | | | 2,000 | 83,280 | | |
| | 11/01/10 | | | | 2,333 | 97,146 | | |
| | 12/30/10(6) | | | | 1,334 | 55,548 | | |
| Mark A. Lemmo | 01/01/09 | | | | 5,179 | 215,654 | | |
| | 01/01/09 | | | | | | 5,179 | 215,654 |
| | 11/01/10 | | | | 2,161 | 89,984 | | |
| James J. Nolan | 12/18/02 | 2,250 | 15.34 | 12/18/12 | | | | |
| | 03/20/08(6) | | | | 1,000 | 41,640 | | |
| | 01/01/09(6) | | | | 1,000 | 41,640 | | |
| | 01/01/09 | | | | 4,369 | 181,925 | | |
| | 01/01/09 | | | | | | 4,369 | 181,925 |
| | 11/01/10 | | | | 1,823 | 75,910 | | |
| | 12/30/10(6) | | | | 2,000 | 83,280 | | |
| Lawrence F. Shay | 01/01/09(6) | | | | 2,667 | 111,054 | | |
| | 01/01/09 | | | | 5,980 | 249,007 | | |
| | 01/01/09 | | | | | | 5,980 | 249,007 |
| | 11/01/10 | | | | 2,495 | 103,892 | | |
| | 12/30/10(6) | | | | 2,000 | 83,280 | | |

(1) Commencing in 2004, the awarding of stock options was limited to newly hired employees. In 2006, the company ceased awarding stock options altogether. As of December 31, 2010, all reported option awards were fully vested and exercisable.

(2) Amounts reported represent awards of time-based RSUs. Unless otherwise indicated, all awards made on January 1, 2009 are time-based RSUs granted pursuant to RSU Cycle 4 under the LTCP and are scheduled to vest in full on January 1, 2012. All awards made on November 1, 2010 are time-based RSUs granted pursuant to Cycle 5 under the LTCP and are scheduled to vest in full on January 1, 2013.

(3) Values reported were determined by multiplying the number of unvested time-based RSUs by $41.64, the closing price of our common stock on December 31, 2010.

(4) Amounts reported were based on target performance measures and represent awards of performance-based RSUs made pursuant to the LTCP. All awards were granted under RSU Cycle 4 and are scheduled to vest in full on January 1, 2012, provided that the compensation committee determines that at least the threshold level of performance was achieved with respect to the goals associated with the cycle.

(5) Values reported were based on target performance measures and determined by multiplying the number of unvested performance-based RSUs by $41.64, the closing price of our common stock on December 31, 2010.

(6) Award constitutes a one-time discretionary grant scheduled to vest annually, in three equal installments, beginning on the grant date.

## Option Exercises and Stock Vested in 2010

The following table sets forth information, on an aggregated basis, concerning stock options exercised and stock awards vested during 2010 for the named executive officers.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)(1) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)(2) |
| William J. Merritt.......... | 85,000 | 1,551,438 | 10,703 | 283,432 |
| Scott A. McQuilkin ........ | — | — | 10,528 | 287,183 |
| Mark A. Lemmo .......... | 34,000 | 340,060 | 4,964 | 131,004 |
| James J. Nolan............ | 24,000 | 463,825 | 6,790 | 194,942 |
| Lawrence F. Shay.......... | 22,000 | 455,280 | 11,574 | 319,205 |

(1) Amount reported represents the total pre-tax value realized (number of shares exercised times the difference between the closing price of our common stock on the exercise date and the exercise price).

(2) Amounts reported represent the total pre-tax value realized upon the vesting of restricted stock or RSUs (number of shares vested times the closing price of our common stock on the vesting date).

## Potential Payments upon Termination or Change in Control

### *Named Executive Officer Employment Agreements*

Each of the named executive officers has entered into an employment agreement and is party to various other arrangements with the company that provides severance pay and benefits, among other things, in certain events of termination of employment, as described below.

Pursuant to the terms of the LTCP, if the named executive officer's employment terminates in the event of long-term disability, death or absenteeism or is terminated by the company without cause (each as described below), the named executive officer would be entitled to pro-rata vesting of all time-based RSUs. If the named executive officer's employment terminates for any reason during the first year of an LTCP cycle, the named executive officer forfeits eligibility to receive any cash award and all performance-based RSUs under that cycle. If, however, the named executive officer's employment terminates during the second or third year of a cycle in the event of long-term disability, death or absenteeism or is terminated by the company without cause, the named executive officer would be eligible to earn a pro-rata portion of the cash award and performance-based RSUs under that cycle. Pursuant to the terms of the STIP, which require an employee to be working actively at the time of the payout (unless involuntarily terminated other than for intentional wrongdoing after the end of the plan year, but before the bonus is paid), the named executive officer would not be eligible to receive a bonus under the plan, with the exception of Mr. Shay, who is entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurs. Any rights that the named executive officers have under these plans in connection with other termination scenarios are discussed below in connection with the relevant scenario.

*Termination for Long-Term Disability*

The company may terminate the employment of a named executive officer in the event of his long-term disability (as that term is defined in our Long-term Disability Plan), such that he is not otherwise qualified to perform the essential functions of his job either with or without reasonable accommodation. In the event the named executive officer's employment terminates due to a long-term disability, the named executive officer is entitled to receive:

- All accrued but unpaid (as of the date of termination) base salary; and
- Other forms of compensation and bonus payable or provided in accordance with the terms of any then existing compensation, bonus or benefit plan or arrangement, including payments prescribed under any disability or life insurance plan or arrangement ("Other Compensation").

Messrs. Merritt and Lemmo are also entitled to receive benefits that are provided to our similarly situated executive officers, including, without limitation, medical and dental coverage, optional 401(k) participation and expense reimbursement ("Benefits"). In addition, provided that Mr. Merritt or Mr. Lemmo executes our standard termination letter, which includes, among other things, a broad release of all claims against us and a reiteration of confidentiality and other post-termination obligations (a "Termination Letter"), each is entitled to receive, for a period of 18 months (in the case of Mr. Merritt) or one year (in the case of Mr. Lemmo) following termination: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability, in which he was entitled to participate at the time of termination, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him.

*Termination Due to Retirement*

The company's retirement eligibility age is 70. For purposes of determining eligibility, the company employs a formula that sums the employee's years of service and age. For each of the named executive officers, successfully meeting this eligibility requirement causes the vesting, on a pro-rata basis, of all otherwise unvested RSUs. For time-based RSUs, the pro-rated amount of RSUs will be determined by multiplying the full time-based award amount by a fraction equal to the portion of the vesting period that had transpired prior to the cessation of employment. For performance-based RSUs, the pro-rated amount will be determined as described above, but not until the LTCP cycle is completed and a determination has been made regarding performance against established goals.

*Termination by Death*

In the event of the termination of a named executive officer's employment due to death, the company will pay to the named executive officer's executors, legal representatives or administrators an amount equal to the accrued but unpaid portion of the named executive officer's base salary, Benefits and Other Compensation up through the date on which he dies. The named executive officer's executors, legal representatives or administrators will be entitled to receive the payment prescribed under any death or disability benefits plan in which the named executive officer is a participant as our employee, and to exercise any rights afforded under any compensation or benefit plan then in effect.

*Termination for Cause*

The company may terminate a named executive officer's employment at any time for "cause" upon the occurrence of any of the following: (i) any material breach by the named executive officer of any of his obligations under his employment agreement that is not cured within 30 days after he receives written notification from the company of the breach or (ii) other conduct by the named executive officer involving any type of willful misconduct with respect to the company, including, without limitation, fraud, embezzlement, theft or proven dishonesty in the course of his employment or conviction of a felony. In the event of a termination of the named executive officer's employment for cause, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation.

Pursuant to the terms of the LTCP, the named executive officer forfeits any rights under the LTCP and the STIP if his employment terminates for cause.

*Termination Without Cause*

The company may terminate a named executive officer's employment at any time, for any reason, without cause upon 30 days prior written notice to the named executive officer. In the event of a termination without cause, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executes a Termination Letter, the named executive officer is entitled to receive: (i) severance in an amount equal to his base salary, payable in equal installments, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination. Mr. Merritt's employment agreement provides that he is also entitled to receive additional severance equal to 50% of his target bonus for the year in which the termination occurs, payable in equal installments over a period of 18 months after the date of termination.

*Termination for Absenteeism*

The company may terminate a named executive officer's employment in the event that he is absent for more than 150 days within any 12-month period. In the event of termination due to absenteeism, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executes a Termination Letter, he is entitled to receive, for a period of one year (18 months in the case of Mr. Merritt) following termination: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability in which the named executive officer was entitled to participate at the time of termination and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him. Mr. Merritt's employment agreement provides that he is also entitled to receive an additional severance amount equal to 50% of his target bonus for the year in which termination occurs, payable in equal installments over a period of 18 months after the date of termination.

*Termination by the Named Executive Officer*

A named executive officer may terminate his employment with us at any time, for "good reason" or without "good reason," provided that the date of termination is at least 30 days after the date he gives written notice of the termination to the company. For this purpose, "good reason" means: (i) the company's failure to pay in a timely manner the named executive officer's base salary or any other material form of compensation or material benefit to be paid or provided to him under his employment agreement or (ii) any other material breach of our obligations under his employment agreement that is not cured within 30 days after the company receives written notification from the named executive officer of the breach. In the event that the named executive officer terminates his employment, either for good reason or without good reason, he is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, if the termination is for good reason, and provided that the named executive officer executes a Termination Letter, he is entitled to receive: (a) severance in an amount equal to his base salary, payable in equal installments, and (b) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination.

Mr. Merritt's employment agreement provides that he is also entitled to receive additional severance equal to 50% of his target bonus for the year in which termination occurs, payable in equal installments over the period of 18 months after the date of termination. Pursuant to the terms of the LTCP and the STIP, Mr. Merritt forfeits any rights under these plans if he terminates his employment for any reason. If a named executive officer other than Mr. Merritt terminates his employment with us without good reason, the company generally may elect to pay severance of up to one year's salary and continuation of medical and dental benefits for a period of one year.

*Termination Following a Change in Control*

If the company terminates a named executive officer's employment (except for cause), or the named executive officer terminates his employment with us (whether or not for good reason) within one year following a change in control of the company, he is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided that he executes a Termination Letter, the named executive officer is entitled to receive, on the date of termination, an amount equal to two years' worth of his base salary. Mr. Shay is also entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurs. For this purpose, "change in control of the company" means the acquisition (including by merger or consolidation, or by our issuance of securities) by one or more persons, in one transaction or a series of related transactions, of more than 50% of the voting power represented by our outstanding stock on the date of the named executive officer's employment agreement, or a sale of substantially all of our assets.

Pursuant to the terms of the LTCP, upon termination of employment following a change in control (except for cause), the named executive officer is entitled to an early payout of his LTCP cash award in an amount that is the greater of either: (i) his target LTCP cash award or (ii) the LTCP cash award that would have been due to him at the end of the relevant LTCP cycle (but for the change in control), assuming the performance level achieved prior to the change in control continues to be the same through the remainder of the cycle. In addition, for each named executive officer, the occurrence of a change in control causes all otherwise unvested performance-based and time-based RSUs (whether granted as an LTCP, promotion or new hire award) and any other unvested equity awards to vest immediately in full. These actions will occur without regard to whether the named executive officer remains employed at the company and without regard to performance during the remainder of the LTCP cycles.

*Post-Termination Obligations*

Each of the named executive officers is bound by certain confidentiality obligations, which extend indefinitely, and by certain non-competition and non-solicitation covenants, which, with respect to Mr. Merritt, extend for a period of one year following termination of his employment for any reason and independent of any obligation the company may have to pay him severance and, with respect to each of Messrs. McQuilkin, Lemmo, Nolan and Shay, extend, as applicable: (i) for the period, if any, that he receives severance under his employment agreement, (ii) in the event his employment terminates for cause, a period of one year following termination or (iii) in the event that he terminates his employment without good reason, so long as we voluntarily pay severance to him (which we are under no obligation to do), for the period that he receives severance, but in no event for a period longer than one year. In addition, each of the named executive officers is bound by certain covenants protecting our right, title and interest in and to certain intellectual property that either has been or is being developed or created in whole or in part by the named executive officer.

*Taxes*

In the event any amount or benefit payable to the named executive officer under his employment agreement, or under any other plan, agreement or arrangement applicable to him, is subject to an excise tax imposed under Section 4999 of the Internal Revenue Code, the named executive officer is entitled, in addition to any other amounts payable under the terms of his employment agreement or any other plan, agreement or arrangement, to a cash payment in an amount sufficient to indemnify him (or any other person as may be liable for the payment of the excise tax) for the amount of any such excise tax, and leaving the named executive officer with an amount, net after all federal, state and local taxes, equal to the amount he would have had if no portion of his benefit under the plan constituted an excess parachute payment, as defined in Section 4999. Notwithstanding the foregoing, the determination of the amount necessary to indemnify the named executive officer will be made taking into account all other payments made to him under any plans, agreements or arrangements aside from his employment agreement that are intended to indemnify him with respect to excise taxes on excess parachute payments.

***Potential Payments upon Termination or Change in Control***

The following tables reflect the amount of compensation payable to each of the named executive officers pursuant to their employment agreements, as well as pursuant to the LTCP and the STIP, upon: termination for long-term disability, death, retirement, termination without cause, termination for absenteeism, termination by the named executive officer, change in control of the company without a termination, and termination upon a change in control of the company. The amounts shown assume that the termination was effective as of December 31, 2010 and the price per share of the company's common stock was $41.64, the closing market price as of that date. The amounts reflected are estimates of the amounts that would be paid out to the named executive officers upon their termination. The actual amounts to be paid out can be determined only at the time the events described above actually occur.

*William J. Merritt*

Assuming the following events occurred on December 31, 2010, Mr. Merritt's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payments under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability | 750,000(1) | 1,227,850(4) | — | 18,500(7) | 27,711(8) | 55,548(9) |
| Retirement | — | 1,227,850(4) | — | — | — | 55,548(9) |
| Death | — | 1,227,850(4) | 300,000(6) | — | — | 55,548(9) |
| Without Cause | 937,500(2) | 1,227,850(4) | — | — | 27,711(8) | — |
| For Absenteeism | 937,500(2) | 1,227,850(4) | — | 18,500(7) | 27,711(8) | 55,548(9) |
| Voluntary Resignation for Good Reason | 937,500(2) | — | — | — | 27,711(8) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Merritt) | 1,000,000(3) | 2,107,047(5) | — | — | — | 55,548(9) |
| Change in Control (Without Termination) | — | 2,107,047(5) | — | — | — | 55,548(9) |

(1) This amount represents severance equal to Mr. Merritt's base salary of $500,000 for a period of 18 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments that Mr. Merritt receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Merritt was entitled to participate at the time of his termination.

(2) This amount represents severance equal to: (a) Mr. Merritt's base salary of $500,000 for a period of 18 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective, and (b) additional severance equal to 50% of Mr. Merritt's STIP bonus target for 2010, which is payable in equal installments over a period of 18 months after the date of his termination.

(3) This amount represents severance equal to two years of Mr. Merritt's base salary of $500,000. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(4) This amount represents the value, at December 31, 2010, of Mr. Merritt's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Merritt would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $559,000 for the award granted under Cash Cycle 3; (b) $302,834, representing the value of 7,272 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $302,834, representing the value of 7,272 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $63,182, representing the value of 1,517 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(5) This amount represents the value, at December 31, 2010, of Mr. Merritt's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $559,000 for the award granted under Cash Cycle 3; (b) $454,251, representing the value of 10,909 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $454,251, representing the value of 10,909 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $189,545, representing the value of 4,552 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $450,000 for the LTI award granted under Cycle 5.

(6) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(7) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Merritt under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(8) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 18 months after termination on terms and conditions comparable to those most recently provided to Mr. Merritt as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 1,334 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

*Scott A. McQuilkin*

Assuming the following events occurred on December 31, 2010, Mr. McQuilkin's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payments under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability | — | 570,544(3) | — | 18,500(6) | — | 208,242(8) |
| Retirement | — | 570,544(3) | — | — | — | 208,242(8) |
| Death | — | 570,544(3) | 300,000(5) | — | — | 208,242(8) |
| Without Cause | 307,500(1) | 570,544(3) | — | — | 18,474(7) | — |
| For Absenteeism | 307,500(1) | 570,544(3) | — | 18,500(6) | 18,474(7) | 208,242(8) |
| Voluntary Resignation for Good Reason | 307,500(1) | — | — | — | 18,474(7) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. McQuilkin) | 615,000(2) | 1,021,139(4) | — | — | — | 277,656(9) |
| Change in Control (Without Termination) | — | 1,021,139(4) | — | — | — | 277,656(9) |

(1) This amount represents severance equal to Mr. McQuilkin's base salary of $307,500 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. McQuilkin receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. McQuilkin was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. McQuilkin's base salary of $307,500. He is entitled to this amount at the date of such termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. McQuilkin's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. McQuilkin would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $227,750 for the award granted under Cash Cycle 3; (b) $155,206, representing the value of 3,727 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $155,206, representing the value of 3,727 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $32,382, representing the value of 777 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional shares) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. McQuilkin's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $227,750 for the award granted under Cash Cycle 3; (b) $232,809, representing the value of 5,591 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $232,809, representing the value of 5,591 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $97,146, representing the value of 2,333 time-based RSUs granted under Cycle 5 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $230,625 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. McQuilkin under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. McQuilkin as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs to receive an aggregate of 5,001 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 6,668 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

*Mark A. Lemmo*

Assuming the following events occurred on December 31, 2010, Mr. Lemmo's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payment under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) |
|---|---|---|---|---|---|
| Long-Term Disability | 316,500(1) | 579,287(3) | — | 18,500(6) | 18,474(7) |
| Retirement | — | 579,287(3) | — | — | — |
| Death | — | 579,287(3) | 300,000(5) | — | — |
| Without Cause | 316,500(1) | 579,287(3) | — | — | 18,474(7) |
| For Absenteeism | 316,500(1) | 579,287(3) | — | 18,500(6) | 18,474(7) |
| Voluntary Resignation for Good Reason | 316,500(1) | — | — | — | 18,474(7) |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Lemmo) | 633,000(2) | 996,682(4) | — | — | — |
| Change in Control (Without Termination) | — | 996,682(4) | — | — | — |

(1) This amount represents severance equal to Mr. Lemmo's base salary of $316,500 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Lemmo receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Lemmo was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. Lemmo's base salary of $316,500. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. Lemmo's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Lemmo would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $261,754 for the award granted under Cash Cycle 3; (b) $143,769, representing the value of 3,452 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $143,769, representing the value of 3,452 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $29,995, representing the value of 720 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. Lemmo's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $261,754 for the award granted under Cash Cycle 3; (b) $215,653, representing the value of 5,179 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $215,653, representing the value of 5,179 performance-based

RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $89,984, representing the value of 2,161 time-based RSUs granted under Cycle 5 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $213,638 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Lemmo under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Lemmo as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

*James J. Nolan*

Assuming the following events occurred on December 31, 2010, Mr. Nolan's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payment under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability | — | 461,663(3) | — | 18,500(6) | — | 124,920(8) |
| Retirement | — | 461,663(3) | — | — | — | 124,920(8) |
| Death | — | 461,663(3) | 300,000(5) | — | — | 124,920(8) |
| Without Cause | 267,000(1) | 461,663(3) | — | — | 16,710(7) | — |
| For Absenteeism | 267,000(1) | 461,663(3) | — | 18,500(6) | 16,710(7) | 124,920(8) |
| Voluntary Resignation for Good Reason | 267,000(1) | — | — | — | 16,710(7) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Nolan) | 534,000(2) | 813,779(4) | — | — | — | 166,560(9) |
| Change in Control (Without Termination) | — | 813,779(4) | — | — | — | 166,560(9) |

(1) This amount represents severance equal to Mr. Nolan's base salary of $267,000 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Nolan receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Nolan was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. Nolan's base salary of $267,000. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. Nolan's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Nolan would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement

was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $193,794 for the award granted under Cash Cycle 3; (b) $121,283, representing the value of 2,912 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $121,283, representing the value of 2,912 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $25,303, representing the value of 607 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. Nolan's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $193,794 for the award granted under Cash Cycle 3; (b) $181,925, representing the value of 4,369 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $181,925, representing the value of 4,369 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $75,910, representing the value of 1,823 time-based RSUs granted under Cycle 5 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $180,225 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Nolan under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Nolan as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs to receive an aggregate of 3,000 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 4,000 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

*Lawrence F. Shay*

Assuming the following events occurred on December 31, 2010, Mr. Shay's payments and benefits have an estimated value of:

| | Salary Continuation ($) | Long-Term Compensation Plan ($) | Payment under Executive Life Insurance Program ($) | Payments under Executive Long-Term Disability Plan ($) | Welfare Benefits ($) | Value of Other Restricted Stock Units Subject to Acceleration ($) |
|---|---|---|---|---|---|---|
| Long-Term Disability | — | 659,901(3) | — | 18,500(6) | — | 152,694(8) |
| Retirement | — | 659,901(3) | — | — | — | 152,694(8) |
| Death | — | 659,901(3) | 300,000(5) | — | — | 152,694(8) |
| Without Cause | 328,900(1) | 659,901(3) | — | — | 15,413(7) | — |
| For Absenteeism | 328,900(1) | 659,901(3) | — | 18,500(6) | 15,413(7) | 152,694(8) |
| Voluntary Resignation for Good Reason | 328,900(1) | — | — | — | 15,413(7) | — |
| Change in Control (Termination by Us (Except for Cause) or by Mr. Shay) | 822,250(2) | 1,141,840(4) | — | — | — | 194,334(9) |
| Change in Control (Without Termination) | — | 1,141,840(4) | — | — | — | 194,334(9) |

(1) This amount represents severance equal to one year of Mr. Shay's base salary of $328,900, which he is entitled to receive upon his termination provided that he executes a Termination Letter.

(2) This amount represents severance equal to two years of Mr. Shay's: (a) base salary of $328,900 and (b) additional severance equal to 100% of Mr. Shay's STIP bonus target for 2010, which he is entitled to receive on the date of his termination, provided that he executes a Termination Letter, and if his termination occurs within one year following a change in control.

(3) This amount represents the value, at December 31, 2010, of Mr. Shay's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Shay would forfeit eligibility to receive any LTI payout under Cycle 5 since a termination on December 31, 2010 would occur during the first year of that program cycle. For time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) $293,260 for the award granted under Cash Cycle 3; (b) $166,005, representing the value of 3,986 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $166,005, representing the value of 3,986 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (d) $34,631, representing the value of 831 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $41.64, the per share closing price of our common stock on December 31, 2010.

(4) This amount represents the value, at December 31, 2010, of Mr. Shay's accrued LTCP benefits under Cash Cycle 3, time- and performance-based RSUs granted under RSU Cycle 4 and time-based RSUs and the LTI award granted under Cycle 5 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the award pursuant to Cash Cycle 3, for which actual goal achievement was determined to be 94%, resulting in a payout level of 86% of target. The value shown is comprised of: (a) 293,260 for the award granted under Cash Cycle 3; (b) $249,007, representing the value of 5,980 time-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (c) $249,007, representing the value of 5,980 performance-based RSUs granted under RSU Cycle 4 based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; (d) $103,891, representing the value of 2,495 time-based RSUs granted under Cycle 5

based on a value of $41.64, the per share closing price of our common stock on December 31, 2010; and (e) $246,675 for the LTI award granted under Cycle 5.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Shay under our executive long-term disability plan in the event of his termination due to disability on December 31, 2010, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Shay as of December 31, 2010 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs to receive an aggregate of 3,667 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

(9) This amount represents the value of unvested grants of RSUs to receive an aggregate of 4,667 shares of common stock, based on a value of $41.64 per share, the per share closing price of our common stock on December 31, 2010.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

**How many shares of the company's common stock do the directors, director nominees, executive officers and certain significant shareholders own?**

The following table sets forth information regarding the beneficial ownership of the 45,346,893 shares of our common stock outstanding on March 31, 2011, by each person who is known to us, based upon filings with the SEC, to beneficially own more than 5% of our common stock, as well as by each director, each director nominee, each named executive officer and all directors and executive officers as a group. Except as otherwise indicated below and subject to the interests of spouses of the named beneficial owners, each named beneficial owner has sole voting and sole investment power with respect to the stock listed. Except for shares held in brokerage accounts that may, from time to time, together with other securities held in those accounts, serve as collateral for margin loans made from those accounts, none of the shares reported are currently pledged as security for any outstanding loan or indebtedness. If a shareholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of March 31, 2011, pursuant to SEC rules, we treat the common stock underlying those securities as beneficially owned by that shareholder, and as outstanding shares when we calculate that shareholder's percentage ownership of our common stock. However, pursuant to SEC rules, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other shareholder.

| | Common Stock | |
|---|---|---|
| **Name** | **Shares** | **Percent of Class** |
| ***Directors and Director Nominees:*** | | |
| Gilbert F. Amelio | 2,004 | * |
| Jeffrey K. Belk | 4,370 | * |
| Steven T. Clontz(1) | 95,448 | * |
| Edward B. Kamins | 14,000 | * |
| John A. Kritzmacher | 2,414 | * |
| William J. Merritt(2) | 87,346 | * |
| Jean F. Rankin | — | * |
| Robert S. Roath | 17,992 | * |
| ***Named Executive Officers:*** | | |
| Mark A. Lemmo(3) | 32,660 | * |
| Scott A. McQuilkin(4) | 17,056 | * |
| James J. Nolan(5) | 23,317 | * |
| Lawrence F. Shay(6) | 27,320 | * |
| All directors and executive officers as a group(7) (17 persons) | 358,883 | * |
| ***Greater than 5% Shareholder:*** | | |
| BlackRock, Inc.(8)<br>40 East 52nd Street<br>New York, New York 10022 | 2,754,166 | 6.1% |

* Represents less than 1% of our outstanding common stock

(1) Includes 20,000 shares of common stock that Mr. Clontz has the right to acquire through the exercise of stock options within 60 days of March 31, 2011.

(2) Includes 2,888 whole shares of common stock beneficially owned by Mr. Merritt through participation in the 401(k) Plan.

(3) Includes 3,426 whole shares of common stock beneficially owned by Mr. Lemmo through participation in the 401(k) Plan.

(4) Includes 1,201 whole shares of common stock beneficially owned by Mr. McQuilkin through participation in the 401(k) Plan.

(5) Includes 2,250 shares of common stock that Mr. Nolan has the right to acquire through the exercise of stock options within 60 days of March 31, 2011 and 2,871 whole shares of common stock beneficially owned by Mr. Nolan through participation in the 401(k) Plan.

(6) Includes 2,918 whole shares of common stock beneficially owned by Mr. Shay through participation in the 401(k) Plan.

(7) Includes 22,250 shares of common stock that all directors and executive officers as a group have the right to acquire through the exercise of stock options within 60 days of March 31, 2011 and 16,272 whole shares of common stock beneficially owned by all directors and executive officers as a group through participation in the 401(k) Plan.

(8) As of December 31, 2010, based on information contained in the Schedule 13G/A filed on February 4, 2011 by BlackRock, Inc.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company has a written statement of policy with respect to related person transactions that is administered by the audit committee. Under the policy, a "Related Person Transaction" means any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) between the company (including any of its subsidiaries) and a related person, in which the related person had, has or will have a direct or indirect material interest. A "Related Person" includes any of our executive officers, directors or director nominees, any shareholder owning in excess of 5% of our common stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed as an executive officer or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Related Person Transactions do not include certain transactions involving only director or executive officer compensation, transactions where the Related Person receives proportional benefits as a shareholder along with all other shareholders, transactions involving competitive bids or transactions involving certain bank-related services.

Pursuant to the policy, a Related Person Transaction may be consummated or may continue only if:

- The audit committee approves or ratifies the transaction in accordance with the terms of the policy; or
- The chairman of the audit committee, pursuant to authority delegated to the chairman by the audit committee, pre-approves or ratifies the transaction and the amount involved in the transaction is less than $100,000, provided that, for the Related Person Transaction to continue, it must be approved by the audit committee at its next regularly scheduled meeting.

It is the company's policy to enter into or ratify Related Person Transactions only when the audit committee determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the company, including but not limited to situations where the company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or where the company provides products or services to Related Persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

In determining whether to approve or ratify a Related Person Transaction, the committee takes into account, among other factors it deems appropriate, whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Person's interest in the transaction.

## OTHER MATTERS

### Section 16(a) Beneficial Ownership Reporting Compliance

***During 2010, did all directors and officers timely file all reports required by Section 16*(a)?**

Based upon a review of filings with the SEC furnished to us and written representations that no other reports were required, we believe that during 2010 all of our directors and officers timely filed all reports required by Section 16(a) of the Exchange Act, except that one Form 4 was filed on January 11, 2010 on behalf of Mr. Soni to report two sales, on January 6, 2010, of shares to satisfy tax withholding obligations due upon the partial vesting, on January 1, 2010, of an RSU award granted to Mr. Soni on June 22, 2009.

## Shareholder Proposals

***How may shareholders make proposals or director nominations for the 2012 annual meeting?***

Shareholders interested in submitting a proposal for inclusion in our proxy statement for the 2012 annual meeting may do so by submitting the proposal in writing to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. To be eligible for inclusion in our proxy statement for the 2012 annual meeting, shareholder proposals must be received no later than December 20, 2011, and they must comply with all applicable SEC requirements. The submission of a shareholder proposal does not guarantee that it will be included in our proxy statement.

Our bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and shareholder proposals that are not submitted for inclusion in the proxy statement but that a shareholder instead wishes to present directly at an annual meeting. Shareholder proposals and nominations may not be brought before the 2012 annual meeting unless, among other things, the shareholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our bylaws, and we receive the shareholder's submission no earlier than March 4, 2012, and no later than April 3, 2012. However, if the date of our 2012 annual meeting is more than 30 days before or more than 60 days after the anniversary of our 2011 annual meeting, the submission and the required information must be received by us no earlier than the 90th day prior to the 2012 annual meeting and no later than the later of the 60th day prior to the annual meeting or the 15th day following the day on which we first publicly announce the date of the 2012 annual meeting. Proposals or nominations that do not comply with the advance notice requirements in our bylaws will not be entertained at the 2012 annual meeting. A copy of the full text of the relevant bylaw provisions may be obtained on our website at *http://ir.interdigital.com* under the heading "Corporate Governance," or by writing to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409.

## Proxy Solicitation Costs and Potential Savings

***Who pays for the proxy solicitation costs?***

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the Notice, this proxy statement, the proxy card and any additional materials furnished to shareholders. Copies of proxy solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation materials to such beneficial owners. Our directors, officers or regular employees may supplement solicitation of proxies by mail through the use of one or more of the following methods: telephone, email, telegram, facsimile or personal solicitation. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. For 2011, we have engaged Alliance Advisors, LLC for this purpose at an anticipated cost of approximately $5,000.

***What is "householding" of proxy materials, and can it save the company money?***

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single annual report and proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Although we do not household for registered shareholders, a number of brokerage firms have instituted householding for shares held in street name, delivering a single set of proxy materials to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate Notice or annual report and proxy statement, please notify us by calling (610) 878-7866 or by sending a written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409, and we will promptly deliver a separate copy of our Notice or annual report and proxy statement, as applicable. If you hold your shares in street name and are receiving multiple copies of the Notice or annual report and proxy statement and wish to receive only one, please notify your broker.

## Annual Report on Form 10-K

***How can I receive the annual report?***

**We will provide to any shareholder without charge a copy of our 2010 annual report on Form 10-K upon written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409.** Our annual report booklet and this proxy statement are also available online at *http://ir.interdigital.com/annuals.cfm.*

## Other Business

***Will there be any other business conducted at the annual meeting?***

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to in this proxy statement. If any other matter is properly brought before the annual meeting for action by shareholders, proxies will be voted in accordance with the recommendation of the board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

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# CORPORATE INFORMATION

## ANNUAL MEETING OF SHAREHOLDERS

Thursday, June 2, 2011
11:00 a.m. Eastern Time

Crowne Plaza Hotel Valley Forge
260 Mall Boulevard, King of Prussia, Pennsylvania

## COMMON STOCK INFORMATION

The primary market for InterDigital's common stock is the NASDAQ Global Select Market®. InterDigital trades under the ticker symbol "IDCC".

## REGISTRAR AND TRANSFER AGENT

Shareholders with questions concerning stock certificates, shareholder records, account information, dividends, or stock transfers should contact InterDigital's transfer agent:

American Stock Transfer
& Trust Company, LLC
*Customer Service*
*59 Maiden Lane*
*New York, New York 10038*
*+1 800 937 5449*
*http://www.amstock.com*

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
*Philadelphia, Pennsylvania*

## INVESTOR RELATIONS

Janet Meenehan Point
*Executive Vice President, Communications*
*& Investor Relations*
*+1 610 878 7866*
*e-mail: Janet.Point@InterDigital.com*

## CORPORATE HEADQUARTERS & DEVELOPMENT FACILITY

*781 Third Avenue*
*King of Prussia, Pennsylvania 19406*
*+1 610 878 7800*

## DEVELOPMENT FACILITIES

*Two Huntington Quadrangle, 4th Floor*
*Melville, New York 11747*

*9710 Scranton Road, Suite #250*
*San Diego, CA 92121*

*InterDigital Canada Ltée*
*1000 Sherbrooke Street West, 10th Floor*
*Montreal, Quebec, Canada H3A 3G4*

## WEBSITE

*www.interdigital.com*

## TRADEMARKS



*Design: BuchananDesign.com*